MOMENTUM

FEDEX ANNUAL REPORT 2011


11007790


FedEx®


MOMENTUM
AROUND US

POWERFUL, LONG-TERM TRENDS IN GLOBAL TRADE REVOLVE AROUND FEDEX.

THE GLOBAL SHIPPING ARROW POINTS UP

We've reached a tipping point in how the world works. The largest economy in the world is no longer the economy of any one country — it's the economy of global trade of goods and services. Value: $18.3 trillion in 2010. At FedEx, our job is to facilitate these transactions, the heart of commerce, by providing access — moving goods across the global supply chain.

Macroeconomic trends that drive global trade continue to intensify:
> Production of high-tech and high-value-added goods continues to rise.
> Global sourcing and selling are increasing.
> Supply chains are accelerating.
> E-commerce is expanding.

Manufacturing and emerging markets, including China, India and Brazil, are leading the charge. Thanks to the disciplined execution of our long-term strategies, FedEx is at the center of these powerful global trends:


FedEx



2-2.5x — The amount by which we expect global trade to outpace projected annual global GDP growth of 3.3% from 2010 to 2015.

50% — The percentage emerging markets are expected to contribute to global GDP by 2013.[1]

30% — The percentage of global GDP represented by total trade in goods and services in 2010, which continues to grow.[2]

4x — The amount the international express market is expected to grow as part of the total air cargo market — from 3.7% in 1991 to 17.7% in 2015.[3]



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1. *International Monetary Fund*
2. *Economic Intelligence Unit*
3. *2008-2009 Boeing World Air Cargo Forecast and FedEx Analysis*

MOMENTUM DEFINED



TO OUR SHAREOWNERS,

This is a defining moment for FedEx.

During 2011, an improved economy, robust customer demand and decisive actions to grow our business increased volumes and yields across all FedEx transportation segments. Revenues reached nearly $40 billion, a 13 percent year-over-year increase, and earnings per share grew more than 20 percent year over year. With our positive momentum, moderate economic growth and diminishing cost head winds, we are well-positioned to achieve stronger earnings in 2012.

We're reaping the benefits of the strategies we executed during tougher times. We said we would position ourselves for success, and we have.

Driven by trade

Today, we all benefit from a world that's more connected than ever. In fact, the largest economy in the world no longer belongs to a single country but to the realm of global trade. It's driven by emerging markets, such as China and India, and worldwide gains in manufacturing. What's more, with a growing middle class, these countries are transitioning from producing nations to consumer nations, and their domestic markets represent rich opportunities.

Global trade will continue to be our prime source of growth, especially in Asia, where we have the strongest transportation network in the industry. According to the International Air Transportation Association, Asia Pacific, the largest single region for air freight, enjoyed a growth rate of 24 percent in 2010.

Because of these trends, FedEx is reaching a tipping point. We expect higher-margin revenue from international operations will approach U.S. domestic revenues at FedEx Express for the first time in our history.

Our commitment to provide companies of all sizes with access to new markets in every corner of the world has never been stronger. Our strategy, network, people and commitment will get the job done. FedEx not only sits at the nexus of global trade — we are *indispensible* to global trade.

Committed to superior solutions

The delivery of *superior solutions* for customers is our No. 1 focus. With our unmatched portfolio of solutions that includes FedEx Express®, FedEx Ground®, FedEx Freight®, and other FedEx® services such as FedEx Trade Networks® and FedEx Custom Critical®, we offer customers plug-and-play flexibility in deciding when, where and how they do business — a big advantage in today's economy.

During the past fiscal year, we continued to enhance our solutions and extend our leadership in all aspects of our business.

FedEx Express strengthened our competitive advantage by adding larger, more fuel-efficient 777Fs on international routes connecting key global markets. Unlike our competition, the 777Fs fly nonstop from Asia to the contiguous United States with a full cargo payload. As a result of our later cutoff times, many of our customers in China have more time in their business day. Also, we completed acquisitions in India and Mexico to provide customers in those countries with better service and more access to global markets.

FedEx Ground increased market share by offering customers superior solutions, such as faster service to more locations than any other ground carrier. The new FedEx Ground hub in Portland, Ore., is an example of how we're using highly automated processes to sort 3.5 million ground packages a day across our network. For online retailers and direct marketers who need a cost-effective option to ship low-weight packages to residential customers, FedEx SmartPost® is increasingly the solution of choice.

We returned FedEx Freight to profitability in the fourth quarter by aggressively improving our pricing and successfully integrating and simplifying our networks and services. We are reshaping the LTL (less-than-truckload) industry. FedEx Freight now offers our customers two levels of service in one nationwide pickup and delivery network, a game-changing first for the industry.

Our commitment to customer solutions includes a planned $4.2 billion in FY12 capital expenditures. Nearly 60 percent of that will support growth initiatives. Two billion dollars is designated for more fuel-efficient aircraft, such as 777Fs and 757s. These aircraft expenditures are necessary to achieve significant operating savings over the long run and to support the long-term international growth we're projecting. Capital expenditures are also planned for network expansion at FedEx Ground and for vehicles at FedEx Freight. The company will benefit from the tax-expensing and accelerated depreciation provisions included in the Tax Relief Act of 2010.

Energized by technology

Technology has also helped accelerate our momentum by making our customers' lives easier. FedEx Office rolled out free Wi-Fi internet access at our U.S. locations and FedEx Office® Print & Go for mobile devices, which helps customers access and print documents directly from their smartphone or USB flash drive. Specific to the sophisticated needs of the growing healthcare industry, we launched a suite of technology solutions and organized them on a new, more customer-friendly website.

The new FedEx Data Center in Colorado Springs represents a major milestone in our commitment to use advanced technologies to benefit our customers. It not only supports our plans for growth but also provides an additional level of data protection. It's LEED-certified and is one of the most energy-efficient data centers in the country.

Dedicated to energy efficiency

At FedEx, our goal is to connect the world in responsible and resourceful ways. It starts with reducing our own fuel consumption and advocating that our nation lessen its dependence on foreign oil. We're embracing new energy alternatives and have a head start on transitioning to alternative power sources.

By 2030, we want to obtain 30 percent of our jet fuel from alternative fuel sources. We are working with the FAA, the Department of Energy and the Commercial Aviation Alternative Fuel Initiative to develop certification standards for biofuels. We're also collaborating with the U.S. Department of Agriculture and other agencies.

On the ground, our vision is to help develop a new short-haul transportation system powered by electricity. The Electrification Coalition, of which I'm a member, has recommended the creation of "electrification deployment communities" — areas where incentives would support electrification on a broad scale. Today we're testing all-electric vehicles in the U.S. and Europe. As the cost of these electric vehicles comes down, we'll add more to our fleet.

Focused on the future

As we continue to gain ground in the world marketplace, we will stay focused on three pillars supporting our reputation.

First, we are committed to growing our earnings. We exist to serve our customers and to earn a profit for our shareowners. As we've shown with our most recent earnings results, we're on track to achieve the long-term financial goals to which we've adhered for many years: growing our revenue, achieving 10 percent-plus operating margins, improving earnings per share 10 percent to 15 percent, increasing cash flows, and increasing returns on invested capital.

Second, we intend to improve on our established reputation as an ethical company. We're dedicated to conducting our business around the world in an honest and forthright way. It starts with our transparency in financial reporting, for which we've been recognized consistently.

We will continue do the right things for our shareowners, our customers, our team members and the communities we serve. We leveraged our long-standing relationships with humanitarian organizations to deliver critical medical and emergency supplies to Japan following the recent earthquake and tsunami. To support these relief efforts, we committed $1 million in cash and in-kind transportation. Overall in FY11, FedEx donated nearly $5 million in in-kind disaster relief shipping.

Finally, we'll reinforce our reputation as a great place to work. Nothing inspires more pride than our team members delivering the Purple Promise — "I will make every FedEx experience outstanding." Because of their relentless dedication, we're ranked among the Top Ten on *FORTUNE*'s World's Most Admired Companies list and on the Reputation Institute's list of most admirable U.S. companies.

That's why we're committed to giving our team members the career opportunities, the rewards and the recognition they deserve for doing a great job. Thanks, FedEx team, for being a powerhouse in the marketplace and for bringing tremendous momentum to our business.

We've set the stage for success, but at the same time, we serve a higher purpose — to provide unique access for individuals, businesses and markets around the world. The more individual economies are connected, the more the world will prosper. That's why FedEx is more than a transportation business. We are in the transformation business, making a positive difference in people's lives every single day.



Frederick W. Smith
Chairman, President and Chief Executive Officer

"WE'RE REAPING THE BENEFITS OF THE STRATEGIES WE EXECUTED DURING TOUGHER TIMES."



MOMENTUM WITHIN US

GLOBALIZED SOLUTIONS FOR A GLOBAL MARKETPLACE

When customers choose FedEx Express®, FedEx Ground®, FedEx Freight®, and other services such as FedEx Trade Networks®, FedEx Custom Critical® and FedEx Office®, they're choosing FedEx — one brand, many solutions. Whether customers are shipping between Paris and Hong Kong or between Dubai and Detroit, our network solutions allow them to choose where, when and how they do business. Coming or going. Near or far.

During FY11, we strengthened our position in each transportation service segment — express, ground and freight. Our momentum is helping customers of every size more easily access world markets, ultimately creating prosperity and improving the quality of life for people, businesses and nations.



FedEx Express: Growing Globally

>Several new nonstop 777F routes between key global markets depart later in the day than the competition, giving customers more time. U.S. customers can receive FedEx® shipments by 10:30 a.m. the next business day from more international cities than any other transportation company.

>We completed strategic acquisitions in India and Mexico that augment our global network. AFL, Pvt. Ltd. of India serves 144 cities, which in turn funnel shipments into our global network. Our acquisition of Multipack enhances our domestic and international solutions in Mexico.

>We've opened 38 FedEx Trade Networks freight forwarding offices worldwide since 2008. That's in addition to more than 70 locations in the U.S. and Canada, providing customers with international ocean, air and freight solutions.

>Cologne is home to the new FedEx Express Central and Eastern European hub. It features one of the largest FedEx solar-electric installations worldwide.



FedEx Ground: Gaining Speed

>With faster transit times in more U.S. traffic lanes than our competition, FedEx Ground is also faster to more residential locations via FedEx Home Delivery® service. More transit-time improvements are on the way.

>FedEx Home Delivery provides convenient delivery options that are designed to fit the lifestyle of busy customers. Many of these services aren't offered by anyone else in today's market.

>The growing e-commerce economy is driving increased residential deliveries via FedEx Home Delivery and FedEx SmartPost®, which had 31 percent revenue growth in FY11. FedEx SmartPost is an economical way for e-tailers to ship low-weight packages to customers. By using the United States Postal Service® for final delivery, we can reach every U.S. address, a competitive advantage for FedEx.


FedEx
Freight

FedEx Freight: Reinventing LTL

>"Simple" describes the new FedEx Freight — one company, two choices (priority or economy). Not only does FedEx Freight give customers the options they've been seeking, we've streamlined our network and are reshaping the LTL (less-than-truckload) industry. No other LTL competitor provides the same level of convenience backed by a money-back guarantee. This strategy, along with improved revenue per shipment, helped return FedEx Freight to profitability by the end of FY11.

>*CIO* magazine named FedEx Freight as a recipient of the 2011 CIO 100 award for integrating its businesses and improving the customer experience. The award recognizes FedEx Freight for operational and strategic excellence in information technology and for creating genuine business value for customers.

OUR NO. 1 FOCUS IS DELIVERING SUPERIOR SOLUTIONS FOR CUSTOMERS.



FedEx Services: Enhancing Solutions and Revenues

> Revenues from packages tendered at FedEx Office locations hit record levels during December 2010. The new FedEx Office® Print & Go feature enables anyone to conveniently print from a smartphone or USB flash drive.

> Newly combined package and freight sales teams focus on selling an unmatched portfolio of express, ground and LTL solutions.

> Technology solutions recently designed for the healthcare industry include SenseAware℠. Placed into a shipment, the small monitoring device gauges and transmits temperature, light exposure, location and other information for quality assurance.

> FedEx® Deep Frozen Shipping Solution uses nonhazardous technology to maintain a temperature as low as -150 degrees C. for up to 10 days. It's designed for temperature-sensitive healthcare products.

FedEx HealthCare® Solutions Are On Call

IMAGINE

A field engineer receives an emergency call to replace a vital part on a cancer-treating medical device in a small Canadian town. Instead of stocking parts at its central warehouse, the company relies on FedEx Critical Inventory Logistics® forward stocking centers worldwide. A FedEx center in Toronto delivers the part the same day. The medical device is back on line and saving lives.

IMAGINE

As a patient waits for a spinal implant, a Kansas City surgical team and a spinal implant company collaboratively monitor the implant shipment's temperature, light exposure and location all the way to the operating room. A SenseAware℠ device placed in the implant shipment is a first-of-its-kind sensor information sharing service.

IMAGINE

With no time to spare, a pharmaceutical company must send a shipment of sensitive therapeutics from Paris to Hong Kong for clinical trials. FedEx® Deep Frozen Shipping Solution is a secure end-to-end service that relies on nonhazardous technology to maintain extremely low temperatures for days.

MOMENTUM AHEAD OF US

WE'RE MAKING EXCELLENT PROGRESS TOWARD GREATER FUEL EFFICIENCY AND IMPLEMENTING ALTERNATIVE SOURCES OF ENERGY.

WE'RE CREATING A MORE SECURE ENERGY FUTURE

The business of global trade can be complex, but we've kept our goal simple: to connect the world in responsible and resourceful ways. We believe that our success and the future of our environment are deeply intertwined.

Following are highlights of how we're systematically increasing the efficiency of our aircraft, vehicles and facilities. For a more comprehensive analysis, go to **csr.fedex.com** and view our latest Global Citizenship Update. The report includes more information about the four areas of our corporate citizenship: people and workplace, economics and access, environment and efficiency, and community and disaster relief.

AIRCRAFT EMISSIONS
67%

AIRCRAFT FUEL EFFICIENCY
47%


FedEx

Our progress toward the goal we set in 2005 to reduce aircraft CO_2 emissions intensity 20 percent by 2020. Adding more 777Fs to our fleet dramatically enhances our ability to move more freight worldwide while reducing aircraft emissions per shipment.

The reduction in fuel consumption per pound of payload by replacing 727 aircraft with 757s. The 777F, which can fly directly from Asia to our Memphis hub without refueling, allows later cutoff times for customers and represents an 18 percent increase in fuel efficiency compared with the MD11.

VEHICLE FLEET
408

VEHICLE FUEL EFFICIENCY
75%


FedEx

Our hybrid-electric and all-electric vehicles in service worldwide. By the end of FY11, we increased the fleet by nearly 20 percent. The fleet has logged 9.5 million miles of service — that's almost 20 trips to the moon and back. We'll add close to 4,000 new, fuel-efficient Sprinters this year. Each vehicle is at least 100 percent more fuel efficient than the most common vehicle it replaces.

Our progress toward the goal we set in 2005 to increase vehicle fuel efficiency 20 percent by 2020. We've made excellent progress each year and are closing in on our goal. Early results for our all-electric vehicles indicate that operational and maintenance costs could be 70 to 80 percent lower than those costs for internal combustion engines.

ALTERNATIVE ONSITE ENERGY
5

FACILITY CERTIFICATION
51



The number of facilities that generate solar energy onsite worldwide. These facilities increase our energy efficiency and reduce CO_2 emissions by an estimated 3,918 metric tons per year. We've also installed a Bloom Energy Server[SM] in our Oakland Facility, complementing our existing solar array there. The solid oxide fuel cell technology provides a cleaner, more reliable and affordable alternative to the electric grid.

The number of FedEx facilities that are ISO 14001-certified. This international standard specifies a process for controlling and improving an organization's environmental performance. This year we received Leadership in Energy and Environmental Design (LEED) certification for our first environmentally sustainable data center in Colorado Springs and our FedEx World Headquarters in Memphis.

FINANCIAL HIGHLIGHTS

(in millions, except earnings per share)	**2011**[1]	2010	Percent Change
Operating Results			
Revenues	**$ 39,304**	$ 34,734	13
Operating income	**2,378**	1,998	19
Operating margin	**6.1%**	5.8%	30bp
Net income	**1,452**	1,184	23
Diluted earnings per share	**4.57**	3.76	22
Average common and common equivalent shares	**317**	314	1
Capital expenditures	**3,434**	2,816	22
Financial Position			
Cash and cash equivalents	**$ 2,328**	$ 1,952	19
Total assets	**27,385**	24,902	10
Long-term debt, including current portion	**1,685**	1,930	(13)
Common stockholders' investment	**15,220**	13,811	10

Comparison of Five-Year Cumulative Total Return*


$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
5/06
5/07
5/08
5/09
5/10
5/11
FedEx Corporation
S&P 500
Dow Jones U.S. Transportation Average

**$100 invested on 5/31/06 in stock or index, including reinvestment of dividends. Fiscal year ending May 31.*

(1) Results for 2011 include charges of approximately $199 million ($104 million, net of tax and applicable variable incentive compensation impacts, or $0.33 per diluted share) for the combination of our FedEx Freight and FedEx National LTL operations and a reserve associated with a legal matter at FedEx Express.

(2) Results for 2009 include a charge of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share) primarily for impairment charges associated with goodwill and aircraft.

(3) Results for 2008 include a charge of $891 million ($696 million, net of tax, or $2.23 per diluted share) recorded during the fourth quarter, predominantly for impairment charges associated with intangible assets from the FedEx Office acquisition.


$35.2
$38.0
$35.5
$34.7
$39.3
2007
2008
2009
2010
2011

REVENUE (in billions)


9.3%
5.5%
2.1%
5.8%
6.1%
2007
2008[3]
2009[2]
2010
2011[1]

OPERATING MARGIN


$6.48
$3.60
$0.31
$3.76
$4.57
2007
2008[3]
2009[2]
2010
2011

DILUTED EARNINGS PER SHARE


16.7%
8.3%
0.7%
8.6%
10.0%
2007
2008[3]
2009[2]
2010
2011[1]

RETURN ON AVERAGE EQUITY


17.3%
12.1%
15.9%
12.3%
10.0%
2007
2008
2009
2010
2011

DEBT TO TOTAL CAPITALIZATION


$111.62
$91.71
$55.43
$83.49
$93.64
2007
2008
2009
2010
2011

STOCK PRICE (May 31 close)

OVERVIEW OF FINANCIAL SECTION

The financial section of the FedEx Corporation ("FedEx") Annual Report ("Annual Report") consists of the following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A"), the Consolidated Financial Statements and the notes to the Consolidated Financial Statements, and Other Financial Information, all of which include information about our significant accounting policies, practices and the transactions that underlie our financial results. The following MD&A describes the principal factors affecting the results of operations, liquidity, capital resources, contractual cash obligations and the critical accounting estimates of FedEx. The discussion in the financial section should be read in conjunction with the other sections of this Annual Report and our detailed discussion of risk factors included in this MD&A.

ORGANIZATION OF INFORMATION

Our MD&A is composed of three major sections: Results of Operations, Financial Condition and Critical Accounting Estimates. These sections include the following information:

- Results of Operations includes an overview of our consolidated 2011 results compared to 2010, and 2010 results compared to 2009. This section also includes a discussion of key actions and events that impacted our results, as well as our outlook for 2012.
- The overview is followed by a financial summary and analysis (including a discussion of both historical operating results and our outlook for 2012) for each of our reportable transportation segments.
- Our financial condition is reviewed through an analysis of key elements of our liquidity, capital resources and contractual cash obligations, including a discussion of our cash flows and our financial commitments.
- We conclude with a discussion of the critical accounting estimates that we believe are important to understanding certain of the material judgments and assumptions incorporated in our reported financial results.

DESCRIPTION OF BUSINESS

We provide a broad portfolio of transportation, e–commerce and business services through companies competing collectively, operating independently and managed collaboratively, under the respected FedEx brand. Our primary operating companies are Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), a leading provider of small–package ground delivery services; and FedEx Freight, Inc. ("FedEx Freight"), a leading U.S. provider of less–than–truckload ("LTL") freight services. These companies represent our major service lines and, along with FedEx Corporate Services, Inc. ("FedEx Services"), form the core of our reportable segments. Our FedEx Services segment provides sales, marketing and information technology support to our transportation segments. In addition, the FedEx Services segment provides customers with retail access to FedEx Express and FedEx Ground shipping services through FedEx Office and Print Services, Inc. ("FedEx Office") and provides customer service, technical support and billing and collection services through FedEx TechConnect, Inc. ("FedEx TechConnect"). See "Reportable Segments" for further discussion.

The key indicators necessary to understand our operating results include:

- the overall customer demand for our various services;
- the volumes of transportation services provided through our networks, primarily measured by our average daily volume and shipment weight;
- the mix of services purchased by our customers;
- the prices we obtain for our services, primarily measured by yield (revenue per package or pound or revenue per hundredweight for LTL freight shipments);
- our ability to manage our cost structure (capital expenditures and operating expenses) to match shifting volume levels; and
- the timing and amount of fluctuations in fuel prices and our ability to recover incremental fuel costs through our fuel surcharges.

The majority of our operating expenses are directly impacted by revenue and volume levels. Accordingly, we expect these operating expenses to fluctuate on a year–over–year basis consistent with the change in revenues and volumes. Therefore, the discussion of operating expense captions focuses on the key drivers and trends impacting expenses other than changes in revenues and volume.

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2011 or ended May 31 of the year referenced and comparisons are to the prior year. References to our transportation segments include, collectively, our FedEx Express, FedEx Ground and FedEx Freight segments.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

The following table compares summary operating results (dollars in millions, except per share amounts) for the years ended May 31:

				Percent Change	
	2011[1]	2010	2009[2]	**2011/2010**	2010/2009
Revenues	**$ 39,304**	$ 34,734	$ 35,497	**13**	(2)
Operating income	**2,378**	1,998	747	**19**	167
Operating margin	**6.1%**	5.8%	2.1%	**30bp**	370bp
Net income	**$ 1,452**	$ 1,184	$ 98	**23**	NM
Diluted earnings per share	**$ 4.57**	$ 3.76	$ 0.31	**22**	NM

(1) Operating expenses include $133 million in costs associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011, and a $66 million legal reserve associated with the ATA Airlines lawsuit against FedEx Express.

(2) Operating expenses include charges of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share), primarily for impairment charges associated with goodwill and aircraft (described below).

The following table shows changes in revenues and operating income by reportable segment for 2011 compared to 2010, and 2010 compared to 2009 (dollars in millions):

	Revenues				Operating Income			
	Dollar Change		Percent Change		Dollar Change		Percent Change	
	2011/2010	2010/2009	**2011/2010**	2010/2009	**2011/2010**	2010/2009	**2011/2010**	2010/2009
FedEx Express segment[1]	**$ 3,026**	$ (809)	**14**	(4)	**$ 101**	$ 333	**9**	42
FedEx Ground segment	**1,046**	392	**14**	6	**301**	217	**29**	27
FedEx Freight segment[2]	**590**	(94)	**14**	(2)	**(22)**	(109)	**(14)**	(248)
FedEx Services segment[3]	**(86)**	(207)	**(5)**	(10)	**–**	810	**–**	100
Other and eliminations	**(6)**	(45)	**NM**	NM	**–**	–	**–**	–
	$ 4,570	$ (763)	**13**	(2)	**$ 380**	$ 1,251	**19**	167

(1) FedEx Express segment 2011 operating expenses include a $66 million legal reserve associated with the ATA Airlines lawsuit, and 2009 operating expenses include a charge of $260 million, primarily for aircraft–related asset impairments.

(2) FedEx Freight segment 2011 operating expenses include $133 million in costs associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011, and 2009 operating expenses include a charge of $100 million, primarily for impairment charges associated with goodwill related to the FedEx National LTL acquisition.

(3) FedEx Services segment 2009 operating expenses include a charge of $810 million for impairment charges associated with goodwill related to the FedEx Office acquisition.

Overview

Our results for 2011 reflect the momentum of improved global economic conditions and strong demand for our services, which drove yield growth and volume increases across all our transportation segments during 2011, particularly in FedEx International Priority ("IP") package shipments at FedEx Express. Our FedEx Ground segment continued its exceptional performance, increasing volume, yield and operating margins. The FedEx Freight segment returned to profitability in the fourth quarter of 2011 primarily due to higher LTL yield. All of our transportation segments benefited from our yield management initiatives in 2011. Despite the strength in our businesses and significantly improved results, we incurred increased retirement plans and medical costs, higher aircraft maintenance expenses, higher costs associated with the restoration of compensation programs curtailed during the recession and one–time costs associated with the combination of our LTL operations (described below) during 2011.

The combination of our FedEx Freight and FedEx National LTL operations was completed on January 30, 2011. Our combined LTL network will increase efficiencies, reduce operational costs and provide customers both Priority and Economy LTL freight services across all lengths of haul from one integrated company. The combination resulted in the following incremental costs and charges which were incurred primarily in the second and third quarters of 2011 (in millions):

	2011
Severance	**$ 40**
Lease terminations	**20**
Asset impairments	**29**
Impairment and other charges	**89**
Other program costs	**44**
Total program costs	**$ 133**

Other program costs include $15 million in 2011 of accelerated depreciation expense due to a change in the estimated useful life of certain assets impacted by the combination of these operations and other incremental costs directly associated with the program. The net cash effect of the program was immaterial, as cash proceeds from asset sales of $88 million offset severance and other cash outlays for the program.

In 2010, our results reflected the impact of the global recession, which negatively impacted volumes and yields, principally in the first half of the fiscal year. As the global and U.S. economies began to emerge from recession in the second half of 2010, we experienced significant volume growth across all of our transportation segments. Our FedEx Ground segment continued to grow throughout the recession, as customers opted for lower–priced ground transportation services and we continued to gain market share. Despite higher shipment volumes in 2010, our FedEx Freight segment had a difficult year, resulting in an operating loss caused by the highly competitive pricing environment in the LTL market due to excess industry capacity.

The following graphs for FedEx Express, FedEx Ground and FedEx Freight show selected volume trends (in thousands) for the years ended May 31:


FedEx Express
Average Daily Package Volume
3,700
3,600
3,500
3,400
3,300
3,536
3,376
3,479
3,607
2008
2009
2010
2011


FedEx Ground(1)
Average Daily Package Volume
3,900
3,800
3,700
3,600
3,500
3,400
3,300
3,200
3,365
3,404
3,523
3,746
2008
2009
2010
2011


FedEx Express and FedEx Ground(1)
Total Average Daily Package Volume
7,600
7,400
7,200
7,000
6,800
6,600
6,901
6,780
7,002
7,353
2008
2009
2010
2011


FedEx Freight
Average Daily LTL Shipments
90.0
85.0
80.0
75.0
70.0
79.7
74.4
82.3
86.0
2008
2009
2010
2011

The following graphs for FedEx Express, FedEx Ground and FedEx Freight show selected yield trends for the years ended May 31:


FedEx Express
Revenue per Package – Yield
$23.00
$22.00
$21.00
$20.00
$19.00
$22.08
$21.30
$19.72
$21.25
2008
2009
2010
2011


FedEx Ground(1)
Revenue per Package – Yield
$8.50
$8.25
$8.00
$7.75
$7.50
$7.25
$7.48
$7.70
$7.73
$8.17
2008
2009
2010
2011


FedEx Freight
LTL Revenue per Hundredweight – Yield
$21.00
$20.00
$19.00
$18.00
$17.00
$16.00
$19.65
$19.07
$17.07
$18.24
2008
2009
2010
2011

(1) Package statistics do not include the operations of FedEx SmartPost.

Revenue

Revenues increased 13% during 2011 due to yield increases and volume growth across all our transportation segments. Yields improved due to higher fuel surcharges and increased base rates under our yield improvement programs, including our dimensional pricing changes for package shipments effective January 1, 2011. At FedEx Express, revenues increased 14% in 2011 led by IP volume growth in Asia, as well as domestic and IP package yield increases. At the FedEx Ground segment, revenues increased 14% in 2011 due to continued volume growth driven by market share gains and yield growth at both FedEx Ground and FedEx SmartPost. At FedEx Freight, yield increases due to our yield management programs and higher LTL fuel surcharges, and higher average daily LTL volumes led to a 14% increase in revenues in 2011.

Revenues decreased 2% during 2010 primarily due to yield decreases at FedEx Express and FedEx Freight as a result of lower fuel surcharges and a continued competitive pricing environment for our services. Increased volumes at all of our transportation segments due to improved economic conditions in the second half of the fiscal year partially offset the yield decreases in 2010. At FedEx Express, IP package volume increased 10%, led by volume growth in Asia. IP freight and U.S. domestic package volume growth also contributed to the revenue increase in 2010. At the FedEx Ground segment, market share gains resulted in a 3% increase in volumes at FedEx Ground and a 48% increase in volumes at FedEx SmartPost during 2010. At FedEx Freight, discounted pricing drove an increase in average daily LTL freight shipments, but also resulted in significant yield declines during 2010.

Impairment and Other Charges

In 2011, we incurred impairment and other charges of $89 million related to the combination of our LTL operations at FedEx Freight (see "Overview" above for additional information). In 2010, we recorded a charge of $18 million for the impairment of goodwill related to the FedEx National LTL acquisition, eliminating the remaining goodwill attributable to this reporting unit. Our operating results for 2009 included charges of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share) recorded during the fourth quarter, primarily for the impairment of goodwill related to the FedEx Office and FedEx National LTL acquisitions and certain aircraft–related assets at FedEx Express. The key factor contributing to the goodwill impairment was a decline in FedEx Office's and FedEx National LTL's actual and forecasted financial performance as a result of weak economic conditions. The FedEx National LTL 2010 and 2009 goodwill impairment charges were included in the results of the FedEx Freight segment. The FedEx Office 2009 goodwill impairment charge was included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of those businesses.

The majority of our property and equipment impairment charges during 2009 resulted from our decision to permanently remove from service certain aircraft, along with certain excess aircraft engines, at FedEx Express. This decision was the result of efforts to optimize our express network in light of excess aircraft capacity due to weak economic conditions and the delivery of newer, more fuel–efficient aircraft.

Operating Income

The following tables compare operating expenses expressed as dollar amounts (in millions) and as a percent of revenue for the years ended May 31:

	2011	2010	2009
Operating expenses:			
Salaries and employee benefits	**$ 15,276**	$ 14,027	$ 13,767
Purchased transportation	**5,674**	4,728	4,534
Rentals and landing fees	**2,462**	2,359	2,429
Depreciation and amortization	**1,973**	1,958	1,975
Fuel	**4,151**	3,106	3,811
Maintenance and repairs	**1,979**	1,715	1,898
Impairment and other charges	**89**[(1)]	18	1,204[(2)]
Other	**5,322**[(3)]	4,825	5,132
Total operating expenses	**$ 36,926**	$ 32,736	$ 34,750

(1) Represents charges associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011.

(2) Includes charges of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share), primarily for impairment charges associated with goodwill and aircraft (described above).

(3) Includes a $66 million legal reserve associated with the ATA Airlines lawsuit against FedEx Express.

	Percent of Revenue		
	2011	2010	2009
Operating expenses:			
Salaries and employee benefits	**38.9%**	40.4%	38.8%
Purchased transportation	**14.4**	13.6	12.8
Rentals and landing fees	**6.3**	6.8	6.8
Depreciation and amortization	**5.0**	5.6	5.6
Fuel	**10.6**	8.9	10.7
Maintenance and repairs	**5.0**	4.9	5.3
Impairment and other charges	**0.2**	0.1	3.4
Other	**13.5**	13.9	14.5
Total operating expenses	**93.9**	94.2	97.9
Operating margin	**6.1%**	5.8%	2.1%

In 2011, operating income increased 19% primarily due to yield and volume increases across all our transportation segments. Higher compensation and benefits, including retirement plans and medical costs, and increased maintenance and repairs expenses had a negative impact on our performance for 2011. Costs related to the combination of our FedEx Freight and FedEx National LTL operations also negatively impacted our 2011 results by $133 million. Unusually severe weather in the second half of 2011 caused widespread disruptions to our networks, which led to lost revenues and drove higher purchased transportation, salaries and wages and other operational costs. Additionally, a $66 million reserve associated with an adverse jury decision in the ATA Airlines lawsuit against FedEx Express was recognized in 2011.

Salaries and employee benefits increased 9% in 2011 due to the reinstatement of merit salary increases, increases in pension and medical costs and the reinstatement of full 401(k) company–matching contributions effective January 1, 2011. Purchased transportation increased 20% in 2011 due to volume growth, higher fuel surcharges and higher rates paid to our independent contractors at FedEx Ground, as well as costs associated with the expansion of our freight forwarding business at FedEx Trade Networks. Maintenance and repairs expense increased 15% in 2011 primarily due to an increase in maintenance events, as a result of timing, and higher utilization of our fleet driven by increased volumes. Other operating expense increased 10% primarily due to volume– and weather–related expenses.

The following graph for our transportation segments shows our average cost of jet and vehicle fuel per gallon for the years ended May 31:


Average Fuel Cost per Gallon
$3.75
$3.25
$2.75
$2.25
$1.75
$3.31
$3.04
$2.69
$3.25
$2.77
$2.62
$2.15
$2.66
2008
2009
2010
2011
Vehicle
Jet

Fuel expense increased 34% during 2011 primarily due to increases in the average price per gallon of fuel and fuel consumption driven by volume increases. Based on a static analysis of the net impact of year–over–year changes in fuel prices compared to year–over–year changes in fuel surcharges, fuel had a positive impact on operating income in 2011, predominantly at FedEx Express.

Our analysis considers the estimated impact of the reduction in fuel surcharges included in the base rates charged for FedEx Express and FedEx Ground services. However, this analysis does not consider the negative effects that fuel surcharge levels may have on our business, including reduced demand and shifts by our customers to lower–yielding services. While fluctuations in fuel surcharge rates can be significant from period to period, fuel surcharges represent one of the many individual components of our pricing structure that impact our overall revenue and yield. Additional components include the mix of services sold, the base price and extra service charges we obtain for these services and the level of pricing discounts offered. In order to provide information about the impact of fuel surcharges on the trends in revenue and yield growth, we have included the comparative fuel surcharge rates in effect for 2011, 2010 and 2009 in the accompanying discussions of each of our transportation segments.

Operating income and operating margin increased in 2010 primarily as a result of the inclusion in 2009 of the impairment and other charges described above. Volume increases at our package businesses, particularly in higher–margin IP package and freight services at FedEx Express, also benefited our 2010 results. Additionally, we benefited in 2010 from several actions implemented in 2009 to lower our cost structure, including reducing base salaries, optimizing our networks by adjusting routes and equipment types, permanently and temporarily idling certain equipment and consolidating facilities; however, these benefits were partially offset by increased costs in 2010 associated with our variable incentive compensation programs. An operating loss at the FedEx Freight segment due to continued weakness in the LTL freight market constrained the earnings increase.

Maintenance and repairs expense decreased 10% in 2010 primarily due to the timing of maintenance events. Other operating expense decreased 6% in 2010 due to actions to control spending and the inclusion in the prior year of higher self–insurance reserve requirements at FedEx Ground. Purchased transportation costs increased 4% in 2010 due to increased utilization of third–party transportation providers associated primarily with our LTL freight service as a result of higher shipment volumes.

Fuel expense decreased 18% during 2010 primarily due to decreases in the average price per gallon of fuel and fuel consumption, as we lowered flight hours and improved route efficiencies. Based on a static analysis of the net impact of year–over–year changes in fuel prices compared to year–over–year changes in fuel surcharges, fuel had a significant negative impact to operating income in 2010.

Other Income and Expense

Interest expense increased $7 million during 2011 primarily due to a decrease in capitalized interest related to the timing of construction projects and progress payments on aircraft purchases. Interest expense decreased $6 million during 2010 due to increased capitalized interest primarily related to progress payments on aircraft purchases. Interest income decreased $18 million during 2010 primarily due to lower interest rates and invested balances. Other expense increased $22 million during 2010 primarily due to higher amortization of financing fees and foreign currency losses.

Income Taxes

Our effective tax rate was 35.9% in 2011, 37.5% in 2010 and 85.6% in 2009. Our 2011 rate was lower than our 2010 rate primarily due to increased permanently reinvested foreign earnings and a lower state tax rate driven principally by favorable audit and legislative developments. In 2011, our permanent reinvestment strategy with respect to unremitted earnings of our foreign subsidiaries provided a 1.3% benefit to our effective tax rate. Our total permanently reinvested foreign earnings were $640 million at the end of 2011 and $325 million at the end of 2010. Our 2009 rate was significantly impacted by goodwill impairment charges that were not deductible for income tax purposes.

Our current federal income tax expenses in 2011, 2010, and 2009 were significantly reduced by accelerated depreciation deductions we claimed under provisions of the Tax Relief and the Small Business Jobs Acts of 2010, the American Recovery and Reinvestment Tax Act of 2009, and the Economic Stimulus Act of 2008. Those acts, designed to stimulate new business investment in the U.S., accelerated our depreciation deductions for new qualifying investments, such as our new Boeing 777 Freighter ("B777F") aircraft. These are timing benefits only, in that the depreciation would have otherwise been recognized in later years.

The components of the provision for federal income taxes for the years ended May 31 were as follows (in millions):

	2011	2010	2009
Current	**$ 79**	$ 36	$ (35)
Deferred	**485**	408	327
Total Federal Provision	**$ 564**	$ 444	$ 292

For 2012, we expect our effective tax rate to be in the range of 36.0% to 38.0%. The actual rate, however, will depend on a number of factors, including the amount and source of operating income.

Additional information on income taxes, including our effective tax rate reconciliation and liabilities for uncertain tax positions, can be found in Note 11 of the accompanying consolidated financial statements.

Business Acquisitions

On February 22, 2011, FedEx Express completed the acquisition of the Indian logistics, distribution and express businesses of AFL Pvt. Ltd. and its affiliate Unifreight India Pvt. Ltd. for $96 million in cash. The financial results of the acquired businesses are included in the FedEx Express segment from the date of acquisition and were not material to our results of operations or financial condition. Substantially all of the purchase price was allocated to goodwill.

On December 15, 2010, FedEx entered into an agreement to acquire Servicios Nacionales Mupa, S.A. de C.V. (MultiPack), a Mexican domestic express package delivery company. This acquisition will be funded with cash from operations and is expected to be completed during the first quarter of 2012, subject to customary closing conditions. The financial results of the acquired company will be included in the FedEx Express segment from the date of acquisition and will be immaterial to our 2012 results.

These acquisitions will give us more robust domestic transportation networks and added capabilities in these important global markets.

Outlook

We expect moderate growth in the global economy, combined with ongoing yield improvement actions, to drive a significant improvement in earnings in 2012. Results at FedEx Express, driven by international services, are expected to be the primary driver of earnings growth during 2012. In addition, we expect our FedEx Freight segment to be profitable throughout 2012 and anticipate our FedEx Ground segment to continue to grow significantly. However, our outlook is dependent on continued strengthening in global economic conditions, particularly in industrial production, the pace of which is uncertain due to several factors, including the impact of higher fuel prices on demand. We expect growth in international trade to substantially outpace growth in the U.S. domestic economy, and our unmatched global network is uniquely positioned to service customer needs in this sector. While cost headwinds in pension plans and maintenance and repairs are expected to abate, we expect higher incentive compensation expense as a result of higher earnings and higher expenses related to the full restoration of the company–matching contributions on our 401(k) programs.

Our capital expenditures for 2012 are expected to be approximately $4.2 billion, an increase over 2011, driven primarily by replacement vehicles and equipment to support international growth at FedEx Express. Our strategic investments in our more fuel efficient B777F and Boeing 757 ("B757") aircraft will continue in 2012. We are committed to investing in critical long–term strategic projects focused on enhancing and broadening our service offerings to position us for stronger growth as global economic conditions continue to improve. For additional details on key 2012 capital projects, refer to the "Liquidity Outlook" section of this MD&A.

Our outlook is dependent upon a stable pricing environment for fuel, as volatility in fuel prices impacts our fuel surcharge levels, fuel expense and demand for our services. Historically, our fuel surcharges have largely offset incremental fuel costs; however, volatility in fuel costs may impact earnings because adjustments to our fuel surcharges lag changes in actual fuel prices paid. Therefore, the trailing impact of adjustments to our fuel surcharges can significantly affect our earnings either positively or negatively in the short–term.

As described in Note 17 of the accompanying consolidated financial statements and the "Independent Contractor Matters" section of our FedEx Ground segment MD&A, we are involved in a number of lawsuits and other proceedings that challenge the status of FedEx Ground's owner–operators as independent contractors. FedEx Ground anticipates continuing changes to its relationships with its contractors. The nature, timing and amount of any changes are dependent on the outcome of numerous future events. We cannot reasonably estimate the potential impact of any such changes or a meaningful range of potential outcomes, although they could be material. However, we do not believe that any such changes will impair our ability to operate and profitably grow our FedEx Ground business.

See "Risk Factors" for a discussion of these and other potential risks and uncertainties that could materially affect our future performance.

Seasonality of Business

Our businesses are cyclical in nature, as seasonal fluctuations affect volumes, revenues and earnings. Historically, the U.S. express package business experiences an increase in volumes in late November and December. International business, particularly in the Asia–to–U.S. market, peaks in October and November in advance of the U.S. holiday sales season. Our first and third fiscal quarters, because they are summer vacation and post winter–holiday seasons, have historically experienced lower volumes relative to other periods. Normally, the fall is the busiest shipping period for FedEx Ground, while late December, June and July are the slowest periods. For FedEx Freight, the spring and fall are the busiest periods and the latter part of December, January and February are the slowest periods. For FedEx Office, the summer months are normally the slowest periods. Shipment levels, operating costs and earnings for each of our companies can also be adversely affected by inclement weather, particularly the impact of severe winter weather in our third fiscal quarter.

NEW ACCOUNTING GUIDANCE

New accounting rules and disclosure requirements can significantly impact our reported results and the comparability of our financial statements. New accounting guidance that has impacted our financial statements can be found in Note 2 of the accompanying consolidated financial statements.

In June 2011, the Financial Accounting Standards Board issued new guidance to make the presentation of items within other comprehensive income ("OCI") more prominent. The new standard will require companies to present items of net income, items of OCI and total comprehensive income in one continuous statement or two separate consecutive statements, and companies will no longer be allowed to present items of OCI in the statement of stockholders' equity. Reclassification adjustments between OCI and net income will be presented separately on the face of the financial statements. This new standard is effective for our fiscal year ending May 31, 2013.

We believe there is no additional new accounting guidance adopted but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

REPORTABLE SEGMENTS

FedEx Express, FedEx Ground and FedEx Freight represent our major service lines and, along with FedEx Services, form the core of our reportable segments. Our reportable segments include the following businesses:

FedEx Express Segment	> FedEx Express (express transportation) > FedEx Trade Networks (global trade services) > FedEx SupplyChain Systems (logistics services)
FedEx Ground Segment	> FedEx Ground (small–package ground delivery) > FedEx SmartPost (small–parcel consolidator)
FedEx Freight Segment	> FedEx Freight (LTL freight transportation) > FedEx Custom Critical (time–critical transportation)
FedEx Services Segment	> FedEx Services (sales, marketing and information technology functions) > FedEx TechConnect (customer service, technical support, billings and collections) > FedEx Office (document and business services and package acceptance)

Effective January 30, 2011, our FedEx Freight and FedEx National LTL businesses were merged into a single operation. FedEx Freight now offers two standard services: FedEx Freight Priority, a faster transit service with a price premium; and FedEx Freight Economy, an economical service.

FEDEX SERVICES SEGMENT

The FedEx Services segment operates combined sales, marketing, administrative and information technology functions in shared services operations that support our transportation businesses and allow us to obtain synergies from the combination of these functions. The FedEx Services segment includes: FedEx Services, which provides sales, marketing and information technology support to our other companies; FedEx TechConnect, which is responsible for customer service, technical support, billings and collections for U.S. customers of our major business units; and FedEx Office, which provides an array of document and business services and retail access to our customers for our package transportation businesses. Effective September 1, 2009,

FedEx SupplyChain Systems, formerly included in the FedEx Services reporting segment, was realigned to become part of the FedEx Express reporting segment. Prior year amounts have not been reclassified to conform to the current year segment presentation because these reclassifications are immaterial.

The FedEx Services segment provides direct and indirect support to our transportation businesses, and we allocate all of the net operating costs of the FedEx Services segment (including the net operating results of FedEx Office) to reflect the full cost of operating our transportation businesses in the results of those segments. Within the FedEx Services segment allocation, the net operating results of FedEx Office are allocated to FedEx Express and FedEx Ground. The allocations of net operating costs are based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the net cost of providing these functions. We review and evaluate the performance of our transportation segments based on operating income (inclusive of FedEx Services segment allocations). For the FedEx Services segment, performance is evaluated based on the impact of its total allocated net operating costs on our transportation segments.

The operating expenses line item "Intercompany charges" on the accompanying unaudited financial summaries of our transportation segments reflects the allocations from the FedEx Services segment to the respective transportation segments. The "Intercompany charges" caption also includes charges and credits for administrative services provided between operating companies and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions. We believe these allocations approximate the net cost of providing these functions.

Effective August 1, 2009, approximately 3,600 employees (predominantly from the FedEx Freight segment) were transferred to entities within the FedEx Services segment. This internal reorganization further centralized most customer support functions, such as sales, customer service and information technology, into our shared services organizations. While the reorganization had no impact on the net operating results of any of our transportation segments, the net intercompany charges to our FedEx Freight segment increased significantly with corresponding decreases to other expense captions, such as salaries and employee benefits. The impact of this internal reorganization to the expense captions in our other segments was immaterial.

OTHER INTERSEGMENT TRANSACTIONS

Certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates, which we believe approximate fair value, and are reflected as revenues of the billing segment. These rates are adjusted from time to time based on market conditions. Such intersegment revenues and expenses are eliminated in our consolidated results and are not separately identified in the following segment information, because the amounts are not material.

FEDEX EXPRESS SEGMENT

The following tables compare revenues, operating expenses, operating expenses as a percent of revenue, operating income and operating margin (dollars in millions) for the years ended May 31:

				Percent Change	
	2011	2010	2009	**2011/ 2010**	2010/ 2009
Revenues:					
Package:					
U.S. overnight box	**$ 6,128**	$ 5,602	$ 6,074	**9**	(8)
U.S. overnight envelope	**1,736**	1,640	1,855	**6**	(12)
U.S. deferred	**2,805**	2,589	2,789	**8**	(7)
Total U.S. domestic package revenue	**10,669**	9,831	10,718	**9**	(8)
International priority	**8,228**	7,087	6,978	**16**	2
International domestic[1]	**653**	578	565	**13**	2
Total package revenue	**19,550**	17,496	18,261	**12**	(4)
Freight:					
U.S.	**2,188**	1,980	2,165	**11**	(9)
International priority	**1,722**	1,303	1,104	**32**	18
International airfreight	**283**	251	369	**13**	(32)
Total freight revenue	**4,193**	3,534	3,638	**19**	(3)
Other[2]	**838**	525	465	**60**	13
Total revenues	**24,581**	21,555	22,364	**14**	(4)
Operating expenses:					
Salaries and employee benefits	**9,183**	8,402	8,217	**9**	2
Purchased transportaion	**1,573**	1,177	1,112	**34**	6
Rentals and landing fees	**1,672**	1,577	1,613	**6**	(2)
Depreciation and amortization	**1,059**	1,016	961	**4**	6
Fuel	**3,553**	2,651	3,281	**34**	(19)
Maintenance and repairs	**1,353**	1,131	1,351	**20**	(16)
Impairment and other charges	**–**	–	260[3]	**–**	NM
Intercompany charges	**2,043**	1,940	2,103	**5**	(8)
Other	**2,917[4]**	2,534	2,672	**15**	(5)
Total operating expenses	**23,353**	20,428	21,570	**14**	(5)
Operating income	**$ 1,228**	$ 1,127	$ 794	**9**	42
Operating margin	**5.0%**	5.2%	3.6%	**(20)bp**	160bp

(1) International domestic revenues include our international intra-country domestic express operations.

(2) Other revenues include FedEx Trade Networks and, beginning in the second quarter of 2010, FedEx SupplyChain Systems.

(3) Represents charges associated with aircraft-related asset impairments and other charges primarily associated with aircraft-related lease and contract termination costs and employee severance.

(4) Includes a $66 million legal reserve associated with the ATA Airlines lawsuit.

	Percent of Revenue		
	2011	2010	2009
Operating expenses:			
Salaries and employee benefits	**37.4%**	39.0%	36.7%
Purchased transportation	**6.4**	5.5	5.0
Rentals and landing fees	**6.8**	7.3	7.2
Depreciation and amortization	**4.3**	4.7	4.3
Fuel	**14.4**	12.3	14.7
Maintenance and repairs	**5.5**	5.2	6.0
Impairment and other charges	**–**	–	1.2[1]
Intercompany charges	**8.3**	9.0	9.4
Other	**11.9**[2]	11.8	11.9
Total operating expenses	**95.0**	94.8	96.4
Operating margin	**5.0%**	5.2%	3.6%

(1) Includes a charge of $260 million related to aircraft-related asset impairments and other charges primarily associated with aircraft-related lease and contract termination costs and employee severance.
(2) Includes a $66 million legal reserve associated with the ATA Airlines lawsuit.

The following table compares selected statistics (in thousands, except yield amounts) for the years ended May 31:

				Percent Change	
	2011	2010	2009	**2011/ 2010**	2010/ 2009
Package Statistics[1]					
Average daily package volume (ADV):					
U.S. overnight box	**1,184**	1,157	1,127	**2**	3
U.S. overnight envelope	**627**	614	627	**2**	(2)
U.S. deferred	**873**	867	849	**1**	2
Total U.S. domestic ADV	**2,684**	2,638	2,603	**2**	1
International priority	**575**	523	475	**10**	10
International domestic[2]	**348**	318	298	**9**	7
Total ADV	**3,607**	3,479	3,376	**4**	3
Revenue per package (yield):					
U.S. overnight box	**$ 20.29**	$ 19.00	$ 21.21	**7**	(10)
U.S. overnight envelope	**10.86**	10.47	11.65	**4**	(10)
U.S. deferred	**12.60**	11.70	12.94	**8**	(10)
U.S. domestic composite	**15.59**	14.61	16.21	**7**	(10)
International priority	**56.08**	53.10	57.81	**6**	(8)
International domestic[2]	**7.38**	7.14	7.50	**3**	(5)
Composite package yield	**21.25**	19.72	21.30	**8**	(7)
Freight Statistics[1]					
Average daily freight pounds:					
U.S.	**7,340**	7,141	7,287	**3**	(2)
International priority	**3,184**	2,544	1,959	**25**	30
International airfreight	**1,235**	1,222	1,475	**1**	(17)
Total average daily freight pounds	**11,759**	10,907	10,721	**8**	2
Revenue per pound (yield):					
U.S.	**$ 1.17**	$ 1.09	$ 1.17	**7**	(7)
International priority	**2.12**	2.01	2.22	**5**	(9)
International airfreight	**0.90**	0.81	0.99	**11**	(18)
Composite freight yield	**1.40**	1.27	1.34	**10**	(5)

(1) Package and freight statistics include only the operations of FedEx Express.
(2) International domestic statistics include our international intra-country domestic express operations.

FedEx Express Segment Revenues

FedEx Express segment revenues increased 14% in 2011 driven by higher yield and volumes. In 2011, IP package volume increased 10% led by volume growth from Asia, Europe and the U.S. FedEx Express U.S. domestic package yields increased 7% due to higher fuel surcharges, rate increases and increased package weights. IP package yields increased 6% due to higher fuel surcharges, increased package weights and favorable exchange rates. IP freight pounds increased 25% led by volume growth in Europe.

FedEx Express segment revenues decreased 4% in 2010 due to lower yields primarily driven by a decrease in fuel surcharges. Yield decreases during 2010 were partially offset by increased IP package volume, particularly from Asia, IP freight volume and U.S. domestic package volume due to improved global economic conditions. Lower fuel surcharges were the primary driver of decreased composite package and freight yield in 2010. U.S. domestic package yield also decreased during 2010 due to lower rates and lower package weights. In addition to lower fuel surcharges, IP package yield decreased during 2010 due to lower rates, partially offset by higher package weights and favorable exchange rates.

Our fuel surcharges are indexed to the spot price for jet fuel. Using this index, the U.S. domestic and outbound fuel surcharge and the international fuel surcharges ranged as follows for the years ended May 31:

	2011	2010	2009
U.S. Domestic and Outbound Fuel Surcharge:			
Low	**7.00%**	1.00%	–%
High	**15.50**	8.50	34.50
Weighted–average	**9.77**	6.20	17.45
International Fuel Surcharges:			
Low	**7.00**	1.00	–
High	**21.00**	13.50	34.50
Weighted–average	**12.36**	9.47	16.75

In January 2011, we implemented a 5.9% average list price increase on FedEx Express U.S. domestic and U.S. outbound express package and freight shipments and made various changes to other surcharges, while we lowered our fuel surcharge index by two percentage points. In January 2010, we implemented a 5.9% average list price increase on FedEx Express U.S. domestic and U.S. outbound express package and freight shipments and made various changes to other surcharges, while we lowered our fuel surcharge index by two percentage points.

FedEx Express Segment Operating Income

FedEx Express segment operating income increased in 2011 due to yield and volume growth, particularly in our higher–margin IP package services, although operating margin was down slightly. Higher revenues in 2011 were partially offset by higher retirement plans and medical expenses, increased aircraft maintenance costs, the reinstatement of certain employee compensation programs, and the negative impact of severe weather during the second half of the year. Results in 2011 were also negatively impacted by a $66 million legal reserve associated with the ATA Airlines lawsuit (see Note 17 of the accompanying consolidated financial statements).

Salaries and benefits increased 9% in 2011 due to volume–related increases in labor hours, the reinstatement of several employee compensation programs including merit salary increases, higher pension and medical costs, and full 401(k) company–matching contributions. Purchased transportation costs increased 34% in 2011 due to costs associated with the expansion of our freight forwarding business at FedEx Trade Networks and IP package and freight volume growth. Other operating expenses increased 15% due to volume–related expenses and the ATA Airlines legal reserve. Maintenance and repairs expense increased 20% in 2011 primarily due to an increase in aircraft maintenance expenses as a result of timing of maintenance events and higher utilization of our fleet driven by increased volumes.

Fuel costs increased 34% in 2011 due to increases in the average price per gallon of fuel and fuel consumption driven by volume increases. Based on a static analysis of the net impact of year–over–year changes in fuel prices compared to year–over–year changes in fuel surcharges, fuel had a positive impact in 2011. This analysis considers the estimated impact of the reduction in fuel surcharges included in the base rates charged for FedEx Express services.

FedEx Express segment operating income and operating margin increased during 2010 due to volume growth, particularly in higher–margin IP package and freight services. Reductions in network operating costs driven by lower flight hours and improved route efficiencies, as well as other actions to control spending, positively impacted our results for 2010. Our 2010 year–over–year results were also positively impacted by a $260 million charge in 2009 for aircraft–related asset impairments and other charges primarily associated with aircraft–related lease and contract termination costs and employee severance.

Maintenance and repairs expense decreased 16% in 2010 primarily due to the timing of maintenance events, as lower aircraft utilization as a result of weak economic conditions, particularly in the first half of 2010, lengthened maintenance cycles. Purchased transportation costs increased 6% in 2010 primarily due to higher air transportation volume and costs in our freight forwarding business at FedEx Trade Networks. Depreciation expense increased 6% in 2010 primarily due to the addition of 21 aircraft placed into service during the year. Intercompany charges decreased 8% in 2010 primarily due to lower allocated information technology costs and lower net operating costs at FedEx Office.

Fuel costs decreased 19% in 2010 due to decreases in the average price per gallon of fuel and fuel consumption. Based on a static analysis of the net impact of year–over–year changes in fuel prices compared to year–over–year changes in fuel surcharges, fuel had a significant negative impact to operating income in 2010. This analysis considers the estimated impact of the reduction in fuel surcharges included in the base rates charged for FedEx Express services.

FedEx Express Segment Outlook

In 2012, we expect revenue growth at FedEx Express to be driven by continued growth in our international services as international economic conditions are expected to improve at a faster rate than in the U.S. We also anticipate improvement in both domestic and international yields through ongoing yield management initiatives.

FedEx Express segment operating income and operating margin are expected to increase in 2012, driven by continued growth in international package and freight services, and productivity enhancements such as improving on–road productivity, sort efficiency and efficiencies in our aircraft maintenance processes. We anticipate that increases in merit pay, higher incentive compensation and increased depreciation will dampen our earnings growth in 2012.

Capital expenditures at FedEx Express are expected to increase in 2012 driven by replacement vehicle and equipment purchases. In 2012, capital expenditures will also include continued investments for the new B777F and B757 aircraft. These aircraft capital expenditures are necessary to achieve significant long–term operating savings and to support projected long–term international volume growth.

FEDEX GROUND SEGMENT

The following tables compare revenues, operating expenses, operating expenses as a percent of revenue, operating income and operating margin (dollars in millions) and selected package statistics (in thousands, except yield amounts) for the years ended May 31:

				Percent Change	
	2011	2010	2009	**2011/ 2010**	2010/ 2009
Revenues:					
FedEx Ground	**$7,855**	$6,958	$6,670	**13**	4
FedEx SmartPost	**630**	481	377	**31**	28
Total revenues	**8,485**	7,439	7,047	**14**	6
Operating expenses:					
Salaries and employee benefits	**1,282**	1,158	1,102	**11**	5
Purchased transportation	**3,431**	2,966	2,918	**16**	2
Rentals	**263**	244	222	**8**	10
Depreciation and amortization	**337**	334	337	**1**	(1)
Fuel	**12**	8	9	**50**	(11)
Maintenance and repairs	**169**	166	147	**2**	13
Intercompany charges	**897**	795	710	**13**	12
Other	**769**	744	795	**3**	(6)
Total operating expenses	**7,160**	6,415	6,240	**12**	3
Operating income	**$1,325**	$1,024	$ 807	**29**	27
Operating margin	**15.6%**	13.8%	11.5%	**180bp**	230bp
Average daily package volume:					
FedEx Ground	**3,746**	3,523	3,404	**6**	3
FedEx SmartPost	**1,432**	1,222	827	**17**	48
Revenue per package (yield):					
FedEx Ground	**$ 8.17**	$ 7.73	$ 7.70	**6**	–
FedEx SmartPost	**$ 1.72**	$ 1.56	$ 1.81	**10**	(14)

	Percent of Revenue		
	2011	2010	2009
Operating expenses:			
Salaries and employee benefits	**15.1%**	15.5%	15.6%
Purchased transportation	**40.4**	39.9	41.4
Rentals	**3.1**	3.3	3.1
Depreciation and amortization	**4.0**	4.5	4.8
Fuel	**0.1**	0.1	0.1
Maintenance and repairs	**2.0**	2.2	2.1
Intercompany charges	**10.6**	10.7	10.1
Other	**9.1**	10.0	11.3
Total operating expenses	**84.4**	86.2	88.5
Operating margin	**15.6%**	13.8%	11.5%

FedEx Ground Segment Revenues

FedEx Ground segment revenues increased 14% during 2011 due to volume and yield increases at both FedEx Ground and FedEx SmartPost.

FedEx Ground average daily package volume increased 6% during 2011 due to continued growth in our commercial business and our FedEx Home Delivery service. The 6% yield improvement at FedEx Ground during 2011 was primarily due to rate increases, higher fuel surcharges and higher extra service revenue, particularly in residential surcharges.

FedEx SmartPost average daily volume grew 17% during 2011 primarily as a result of growth in e–commerce business, gains in market share and the introduction of new service offerings. Yields increased 10% during 2011 primarily due to growth in higher yielding services, improved fuel surcharges and lower postage costs as a result of increased deliveries to United States Postal Service ("USPS") final destination facilities.

FedEx Ground segment revenues increased 6% during 2010 due to volume growth at both FedEx Ground and FedEx SmartPost, partially offset by declines in yield at FedEx SmartPost. FedEx Ground average daily package volume increased 3% during 2010 due to growth in our commercial business and our FedEx Home Delivery service. The slight yield improvement at FedEx Ground during 2010 was primarily due to higher base rates and increased extra service revenue, but was mostly offset by higher customer discounts and lower fuel surcharges. FedEx SmartPost volumes grew 48% during 2010 primarily as a result of market share gains, while yields decreased 14% during 2010 due to changes in customer and service mix.

The FedEx Ground fuel surcharge is based on a rounded average of the national U.S. on–highway average price for a gallon of diesel fuel, as published by the Department of Energy. Our fuel surcharge ranged as follows for the years ended May 31:

	2011	2010	2009
Low	**5.50%**	2.75%	2.25%
High	**8.50**	5.50	10.50
Weighted–average	**6.20**	4.23	6.61

In January 2011, we implemented a 4.9% list price increase for FedEx Ground and FedEx Home Delivery services. The full average rate increase of 5.9% was partially offset by adjusting the fuel price threshold at which the fuel surcharge begins, reducing the fuel surcharge by one percentage point. Additional changes were made to other FedEx Ground surcharges and FedEx SmartPost rates. In January 2010, we implemented a 4.9% average list price increase and made various changes to other surcharges, including modifying the fuel surcharge table, on FedEx Ground shipments.

FedEx Ground Segment Operating Income

During 2011, FedEx Ground segment operating income increased 29% and operating margin increased 180 basis points due to improved yield and higher volume resulting from market share growth. We have realized a higher retention of our annual rate increase this year as more customers recognize the competitive advantage that we maintain across many shipping lanes in the U.S. We have also improved our customers' experience by dramatically reducing our package loss and damage claims while maintaining exceptional service levels. Purchased transportation costs increased 16% in 2011 primarily due to volume growth, higher fuel costs and higher rates paid to our independent contractors. Salaries and employee benefits expense increased 11% in 2011 due primarily to increased staffing at FedEx Ground and FedEx SmartPost to support volume growth and higher pension and medical costs. Intercompany charges increased in 2011 primarily due to higher allocated information technology costs.

FedEx Ground segment operating income and operating margin increased during 2010 due to higher package volume, lower self–insurance expenses and improved productivity. Improved performance at FedEx SmartPost also contributed to the operating income and operating margin increase. The increase in salaries and employee benefits expense during 2010 was primarily due to accruals for our variable incentive compensation programs, increased staffing at FedEx SmartPost to support volume growth and increased healthcare costs. Purchased transportation costs increased 2% during 2010 primarily as a result of higher package volume. Rent expense increased during 2010 primarily due to higher spending on facilities associated with our multi–year network expansion plan. Intercompany charges increased 12% in 2010 primarily due to higher allocated information technology costs (formerly direct charges). Other operating expense decreased during 2010 due to higher self–insurance reserve requirements in 2009.

Evolution of Independent Contractor Model

Although FedEx Ground is involved in numerous lawsuits and other proceedings (such as state tax audits or other administrative challenges) where the classification of its independent contractors is at issue, a number of recent judicial decisions support our classification and we believe our relationship with the contractors is generally excellent. For a description of these proceedings, see "Risk Factors" and Note 17 of the accompanying consolidated financial statements.

FedEx Ground has made changes to its relationships with contractors that, among other things, provide incentives for improved service and enhanced regulatory and other compliance by the contractors. For example, FedEx Ground has implemented or is implementing its Independent Service Provider ("ISP") model in a number of states. The ISP model requires pickup–and–delivery contractors based in those states to, among other things: (i) assume responsibility for the pickup–and–delivery operations of an entire geographic service area that includes multiple routes, and (ii) negotiate independent agreements with FedEx Ground, rather than agree to a standard contract.

As of May 31, 2011, FedEx Ground has transitioned to the ISP model in Maryland, New Hampshire, Rhode Island and Vermont, and plans to complete transition to the ISP model in Connecticut, Delaware, Illinois, Iowa, Maine, Massachusetts, Minnesota, Mississippi, Missouri, Montana, North Dakota, South Dakota and Tennessee during 2012. Based upon the success of this model, FedEx Ground may possibly transition to it in other states as well.

In addition, because of state–specific legal and regulatory issues, FedEx Ground only contracts with contractors that (i) are organized as corporations registered and in good standing under applicable state law, and (ii) ensure that their personnel who provide services under an operating agreement with FedEx Ground are treated as their employees. FedEx Ground also has an ongoing nationwide program to incentivize contractors who choose to grow their businesses by adding routes. During May 2011, approximately 80% of FedEx Ground's package volume was delivered by multiple route owner–operators or independent service providers.

FedEx Ground Segment Outlook

In 2012, we expect the FedEx Ground segment revenue growth will be led by continued improvement in commercial, FedEx Home Delivery and FedEx SmartPost volumes, resulting in additional market share gains. FedEx SmartPost is expected to continue to strengthen its market position by continuing to leverage the FedEx Ground network to enter the optimal USPS entry point. Yields for FedEx Ground are expected to improve in 2012 as a result of yield management initiatives and growth in our higher yielding FedEx Home Delivery service.

We expect the FedEx Ground segment to provide strong operating income growth in 2012 due to efficiency improvements such as an automated operational planning system and improved transit time across numerous shipping lanes. However, we expect to incur higher purchased transportation costs due to higher rates paid to our independent contractors and higher variable incentive compensation in 2012.

We are committed to investing in the FedEx Ground network because of the anticipated growth opportunities within this market. Capital spending is expected to increase in 2012, with the majority of our spending resulting from our continued network expansion and productivity–enhancing technologies.

We will continue to vigorously defend various attacks against our independent contractor model and incur ongoing legal costs as a part of this process. While we believe that FedEx Ground's owner–operators are properly classified as independent contractors, it is reasonably possible that we could incur a material loss in connection with one or more of these matters or be required to make material changes to our contractor model. However, we do not believe that any such changes will impair our ability to operate and profitably grow our FedEx Ground business.

FEDEX FREIGHT SEGMENT

The following tables compare revenues, operating expenses, operating expenses as a percent of revenue, operating loss and operating margin (dollars in millions) and selected statistics for the years ended May 31:

				Percent Change	
	2011	2010	2009[3]	**2011/ 2010**	2010/ 2009
Revenues	**$ 4,911**	$ 4,321	$ 4,415	**14**	(2)
Operating expenses:					
Salaries and employee benefits	**2,303**	2,128	2,247	**8**	(5)
Purchased transportation	**779**	690	540	**13**	28
Rentals	**122**	116	139	**5**	(17)
Depreciation and amortization	**205**	198	224	**4**	(12)
Fuel	**585**	445	520	**31**	(14)
Maintenance and repairs	**182**	148	153	**23**	(3)
Impairment and other charges[1]	**89**	18	100	**394**	(82)
Intercompany charges[2]	**427**	351	109	**22**	222
Other	**394**	380	427	**4**	(11)
Total operating expenses	**5,086**	4,474	4,459	**14**	–
Operating loss	**$ (175)**	$ (153)	$ (44)	**(14)**	(248)
Operating margin	**(3.6)%**	(3.5)%	(1.0)%	**(10)bp**	(250)bp
Average daily LTL shipments (in thousands)	**86.0**	82.3	74.4	**4**	11
Weight per LTL shipment (lbs)	**1,144**	1,134	1,126	**1**	1
LTL yield (revenue per hundredweight)	**$ 18.24**	$ 17.07	$ 19.07	**7**	(10)

(1) Includes severance, impairment and other charges associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011. In 2010 and 2009, this charge represents impairment charges associated with goodwill related to the FedEx National LTL acquisition. The charge in 2009 also includes other charges primarily associated with employee severance.

(2) Certain functions were transferred from the FedEx Freight segment to FedEx Services and FedEx TechConnect effective August 1, 2009. For 2011 and 2010, the costs associated with these functions, previously a direct charge, were allocated to the FedEx Freight segment through intercompany allocations.

(3) Includes Caribbean Transportation Services, which was merged into FedEx Express effective June 1, 2009.

	Percent of Revenue		
	2011	2010	2009
Operating expenses:			
Salaries and employee benefits	**46.9%**	49.2%	50.9%
Purchased transportation	**15.9**	16.0	12.2
Rentals	**2.5**	2.7	3.1
Depreciation and amortization	**4.2**	4.6	5.0
Fuel	**11.9**	10.3	11.8
Maintenance and repairs	**3.7**	3.4	3.5
Impairment and other charges[1]	**1.8**	0.4	2.3
Intercompany charges[2]	**8.7**	8.1	2.5
Other	**8.0**	8.8	9.7
Total operating expenses	**103.6**	103.5	101.0
Operating margin	**(3.6)%**	(3.5)%	(1.0)%

(1) Includes severance, impairment and other charges associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011. In 2010 and 2009, this charge represents impairment charges associated with goodwill related to the FedEx National LTL acquisition. The charge in 2009 also includes other charges primarily associated with employee severance.

(2) Certain functions were transferred from the FedEx Freight segment to FedEx Services and FedEx TechConnect effective August 1, 2009. For 2011 and 2010, the costs associated with these functions, previously a direct charge, were allocated to the FedEx Freight segment through intercompany allocations.

FedEx Freight Segment Revenues

FedEx Freight segment revenues increased 14% in 2011 due to higher LTL yield and average daily LTL shipments. LTL yields increased 7% during 2011 due to our yield management programs, which began during the fourth quarter of 2010 and continued throughout 2011, and higher fuel surcharges. Under these programs, LTL yields have increased sequentially in each of the past four quarters, while average daily LTL shipments fell during the second half of 2011. For the full year, average daily LTL shipments increased 4% in 2011 primarily due to volume increases during the first half of 2011 resulting from the impact of discounted pricing in contracts signed during 2010.

In 2010, FedEx Freight segment revenues decreased primarily due to lower LTL yield and the merger of Caribbean Transportation Services into FedEx Express effective June 1, 2009, mostly offset by higher average daily LTL shipments. LTL yield decreased 10% during 2010 due to the highly competitive LTL freight market, resulting from excess capacity and lower fuel surcharges. Discounted pricing drove an increase in average daily LTL shipments of 11% during 2010.

The indexed LTL fuel surcharge is based on the average of the national U.S. on–highway average price for a gallon of diesel fuel, as published by the Department of Energy. The indexed LTL fuel surcharge ranged as follows for the years ended May 31:

	2011	2010	2009
Low	**15.10%**	10.80%	8.30%
High	**20.70**	16.10	23.90
Weighted–average	**17.00**	14.00	15.70

In November 2010, we implemented a 6.9% general rate increase for FedEx Freight shipments. In February 2010, we implemented 5.9% general rate increases for FedEx Freight and FedEx National LTL shipments.

FedEx Freight Segment Operating Loss

The FedEx Freight segment operating loss in 2011 included costs associated with the combination of our FedEx Freight and FedEx National LTL operations and the significant impact from severe weather in the second half of the year. We incurred costs associated with the combination of $133 million in 2011, including $89 million recorded in the "Impairment and other charges" caption of the consolidated income statement (see "Overview" above for additional information).

Salaries and employee benefits increased 8% in 2011 primarily due to volume–related increases in labor, wage increases, higher healthcare and pension costs, and the reinstatement of full 401(k) company–matching contributions. Purchased transportation costs increased 13% in 2011 due to higher shipment volumes and higher rates. Fuel costs increased 31% in 2011 due to a higher average price per gallon of diesel fuel and increased fuel consumption as a result of higher shipment volumes. Based on a static analysis of the net impact of year–over–year changes in fuel prices compared to year–over–year changes in fuel surcharges, fuel had a slightly favorable impact to operating income in 2011. Maintenance and repairs expense increased 23% in 2011 due to higher volumes and the aging of our fleet. Also, higher intercompany charges in 2011 reflect the transfer of sales and customer service employees from the FedEx Freight segment entities in the first quarter of 2010 (described below).

A weak pricing environment, which led to aggressive discounting for our LTL freight services, resulted in an operating loss in 2010 at the FedEx Freight segment. The actions implemented in 2009 to lower our cost structure were more than offset by the negative impacts of lower LTL yields and higher volume–related costs, as significantly higher shipment levels required increased purchased transportation and other expenses during 2010. In addition, we recorded a charge of $18 million for the impairment of the remaining goodwill related to the FedEx National LTL acquisition.

Intercompany charges increased in 2010 due to expenses associated with the functions of approximately 2,700 FedEx Freight segment employees that were transferred to FedEx Services and FedEx TechConnect in the first quarter of 2010. The costs of these functions were previously a direct charge. Purchased transportation costs increased 28% in 2010 due to increased utilization of third–party transportation providers, which were required to support higher shipment volumes. Fuel costs decreased 14% during 2010 due to a lower average price per gallon of diesel fuel, partially offset by increased fuel consumption as a result of higher shipment volumes. Based on a static analysis of the net impact of year–over–year changes in fuel prices compared to year–over–year changes in fuel surcharges, fuel had a negative impact to operating income in 2010. Rent expense decreased 17% and other operating expense decreased 11% in 2010 due to the merger of Caribbean Transportation Services into FedEx Express effective June 1, 2009. Depreciation and amortization expense decreased 12% in 2010 due to the impact of the transfer of employees from the FedEx Freight segment to FedEx Services and FedEx TechConnect during the first quarter of 2010.

FedEx Freight Segment Outlook

In 2012, we expect revenue growth at the FedEx Freight segment to be driven by continued growth in our Priority and Economy service lines as customers increase their utilization of our new integrated LTL network. We expect yield improvement across all service and customer segments due to our unique value proposition and yield management initiatives.

We expect the FedEx Freight segment to be profitable throughout 2012 due to continued yield management initiatives and the successful integration of our operations and optimization of our LTL network. In addition, we will continue to improve productivity and efficiency across our integrated network through technology investments focused on network and equipment planning and customer automation. These investments will further enhance our already outstanding customer service levels.

Capital expenditures are expected to increase significantly in 2012 with the majority of our spending for replacement of vehicles and freight handling equipment.

FINANCIAL CONDITION

LIQUIDITY

Cash and cash equivalents totaled $2.3 billion at May 31, 2011, compared to $2.0 billion at May 31, 2010. The following table provides a summary of our cash flows for the periods ended May 31 (in millions):

	2011	2010	2009
Operating activities:			
Net income	**$ 1,452**	$ 1,184	$ 98
Noncash impairment and other charges	**29**	18	1,103
Other noncash charges and credits	**2,892**	2,514	2,554
Changes in assets and liabilities	**(332)**	(578)	(1,002)
Cash provided by operating activities	**4,041**	3,138	2,753
Investing activities:			
Capital expenditures	**(3,434)**	(2,816)	(2,459)
Business acquisition, net of cash acquired	**(96)**	–	–
Proceeds from asset dispositions and other	**111**	35	76
Cash used in investing activities	**(3,419)**	(2,781)	(2,383)
Financing activities:			
Proceeds from debt issuance	**–**	–	1,000
Principal payments on debt	**(262)**	(653)	(501)
Dividends paid	**(151)**	(138)	(137)
Other	**126**	99	38
Cash (used in) provided by financing activities	**(287)**	(692)	400
Effect of exchange rate changes on cash	**41**	(5)	(17)
Net increase (decrease) in cash and cash equivalents	**$ 376**	$ (340)	$ 753

CASH PROVIDED BY OPERATING ACTIVITIES. Cash flows from operating activities increased $903 million in 2011 primarily due to increased earnings in 2011 and lower pension contributions. Cash flows from operating activities increased $385 million in 2010 primarily due to the receipt of income tax refunds of $279 million and increased income. We made contributions of $480 million to our tax–qualified U.S. domestic pension plans ("U.S. Pension Plans") during 2011, including $121 million in voluntary contributions and contributions of $848 million to our U.S. Pension Plans during 2010, including $495 million in voluntary contributions. We made contributions of $1.1 billion to our U.S. Pension Plans during 2009.

CASH USED IN INVESTING ACTIVITIES. Capital expenditures were 22% higher in 2011 and 15% higher in 2010 largely due to increased spending at FedEx Express. See "Capital Resources" for a discussion of capital expenditures during 2011 and 2010.

FINANCING ACTIVITIES. We have a shelf registration statement filed with the Securities and Exchange Commission ("SEC") that allows us to sell, in one or more future offerings, any combination of our unsecured debt securities and common stock. During 2011, we repaid our $250 million 7.25% unsecured notes that matured on February 15, 2011. During 2010, we repaid our $500 million 5.50% notes that matured on August 15, 2009 using cash from operations and a portion of the proceeds of our January 2009 $1 billion senior unsecured debt offering. During 2011, we made principal payments in the amount of $12 million related to capital lease obligations. During 2010, we made principal payments in the amount of $153 million related to capital lease obligations.

A $1 billion revolving credit facility is available to finance our operations and other cash flow needs and to provide support for the issuance of commercial paper. This five–year credit agreement was entered into on April 26, 2011, and replaced the $1 billion three–year credit agreement dated July 22, 2009. The agreement contains a financial covenant, which requires us to maintain a leverage ratio of adjusted debt (long–term debt, including the current portion of such debt, plus six times our last four fiscal quarters' rentals and landing fees) to capital (adjusted debt plus total common stockholders' investment) that does not exceed 0.7 to 1.0. Our leverage ratio of adjusted debt to capital was 0.5 at May 31, 2011. Under this financial covenant, our additional borrowing capacity is capped, although this covenant continues to provide us with ample liquidity, if needed. We are in compliance with this and all other restrictive covenants of our revolving credit agreement and do not expect the covenants to affect our operations, including our liquidity or borrowing capacity. As of May 31, 2011, no commercial paper was outstanding and the entire $1 billion under the revolving credit facility was available for future borrowings.

CAPITAL RESOURCES

Our operations are capital intensive, characterized by significant investments in aircraft, vehicles, technology, facilities, and package–handling and sort equipment. The amount and timing of capital additions depend on various factors, including pre–existing contractual commitments, anticipated volume growth, domestic and international economic conditions, new or enhanced services, geographical expansion of services, availability of satisfactory financing and actions of regulatory authorities.

The following table compares capital expenditures by asset category and reportable segment for the years ended May 31 (in millions):

				Percent Change	
	2011	2010	2009	**2011/ 2010**	2010/ 2009
Aircraft and related equipment	**$ 1,988**	$ 1,537	$ 925	**29**	66
Facilities and sort equipment	**555**	630	742	**(12)**	(15)
Vehicles	**282**	220	319	**28**	(31)
Information and technology investments	**455**	289	298	**57**	(3)
Other equipment	**154**	140	175	**10**	(20)
Total capital expenditures	**$ 3,434**	$ 2,816	$ 2,459	**22**	15
FedEx Express segment	**2,467**	1,864	1,348	**32**	38
FedEx Ground segment	**426**	400	636	**7**	(37)
FedEx Freight segment	**153**	212	240	**(28)**	(12)
FedEx Services segment	**387**	340	235	**14**	45
Other	**1**	–	–	**–**	–
Total capital expenditures	**$ 3,434**	$ 2,816	$ 2,459	**22**	15

Capital expenditures during 2011 were higher than the prior–year period primarily due to increased spending at FedEx Express for aircraft and aircraft–related equipment and at FedEx Services for information technology investments. Aircraft and aircraft–related equipment purchases at FedEx Express during 2011 included the delivery of six new B777Fs and 22 B757s. Capital expenditures during 2010 were higher than the prior year primarily due to increased spending at FedEx Express for aircraft and aircraft–related equipment. Aircraft and aircraft–related equipment purchases at FedEx Express during 2010 included six new B777Fs and 12 B757s. FedEx Services capital expenditures increased in 2010 due to information technology facility expansions and projects. Capital spending at FedEx Ground decreased in 2010 due to decreased spending for facilities and sort equipment and vehicles.

LIQUIDITY OUTLOOK

We believe that our existing cash and cash equivalents, cash flow from operations, and available financing sources will be adequate to meet our liquidity needs, including working capital, capital expenditure requirements and debt payment obligations. Our cash and cash equivalents balance at May 31, 2011 includes $300 million of cash in offshore jurisdictions associated with our permanent reinvestment strategy. We do not believe that the indefinite reinvestment of these funds offshore impairs our ability to meet our domestic debt or working capital obligations. Although we expect higher capital expenditures in 2012, we anticipate that our cash flow from operations will be sufficient to fund these expenditures. Historically, we have been successful in obtaining unsecured financing, from both domestic and international sources, although the marketplace for such investment capital can become restricted depending on a variety of economic factors.

Our capital expenditures are expected to be $4.2 billion in 2012 and will include spending for aircraft and aircraft–related equipment at FedEx Express, network expansion at FedEx Ground and revenue equipment at the FedEx Freight segment. We expect approximately 59% of capital expenditures in 2012 will be designated for growth initiatives and 41% dedicated to maintaining our existing operations. Our capital expenditures are expected to increase in 2012 due to spending for vehicle equipment and on–going investments in aircraft programs. Our expected capital expenditures for 2012 include $2.0 billion in investments for delivery of aircraft as well as progress payments toward future aircraft deliveries at FedEx Express, including B757s and the B777F which are significantly more fuel–efficient per unit than the aircraft type previously utilized. Our B757 aircraft are replacing our Boeing 727 aircraft, and we expect to be completely transitioned out of this aircraft type by 2016. We will benefit from the tax expensing and accelerated depreciation provisions of the Tax Relief Act of 2010 on qualifying capital investments we make in 2012.

We have agreed to purchase a total of 45 B777F aircraft (12 of which were in service at May 31, 2011, and an additional seven to be delivered in 2012). Our obligation to purchase 15 of these aircraft is conditioned upon there being no event that causes FedEx Express or its employees not to be covered by the Railway Labor Act of 1926, as amended. These aircraft–related capital expenditures are necessary to achieve significant long–term operating savings and to support projected long–term international volume growth. Our ability to delay the timing of these aircraft–related expenditures is limited without incurring significant costs to modify existing purchase agreements.

For 2012, we anticipate making required contributions to our U.S. Pension Plans totaling approximately $500 million. Our U.S. Pension Plans have ample funds to meet expected benefit payments. In 2012, we have scheduled principal and interest payments of $25 million on capital leases.

Standard & Poor's has assigned us a senior unsecured debt credit rating of BBB and commercial paper rating of A–2 and a ratings outlook of "stable." During the third quarter of 2010, Moody's Investors Service reaffirmed our senior unsecured debt credit rating of Baa2 and commercial paper rating of P–2 and raised our ratings outlook to "stable." If our credit ratings drop, our interest expense may increase. If our commercial paper ratings drop below current levels, we may have difficulty utilizing the commercial paper market. If our senior unsecured debt credit ratings drop below investment grade, our access to financing may become limited.

CONTRACTUAL CASH OBLIGATIONS AND OFF–BALANCE SHEET ARRANGEMENTS

The following table sets forth a summary of our contractual cash obligations as of May 31, 2011. Certain of these contractual obligations are reflected in our balance sheet, while others are disclosed as future obligations under accounting principles generally accepted in the United States. Except for the current portion of long–term debt and capital lease obligations, this table does not include amounts already recorded in our balance sheet as current liabilities at May 31, 2011. Accordingly, this table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

	Payments Due by Fiscal Year (Undiscounted)						
(in millions)	2012	2013	2014	2015	2016	Thereafter	Total
Operating activities:							
Operating leases	$ 1,794	$ 1,654	$ 1,465	$ 1,354	$ 1,192	$ 6,533	$ 13,992
Non–capital purchase obligations and other	209	97	35	24	11	132	508
Interest on long–term debt	126	98	97	78	78	1,659	2,136
Quarterly contributions to our U.S. Pension Plans	500	–	–	–	–	–	500
Investing activities:							
Aircraft and aircraft–related capital commitments	1,480	1,086	781	569	584	1,470	5,970
Other capital purchase obligations	210	8	8	6	–	–	232
Financing activities:							
Debt	–	300	250	–	–	989	1,539
Capital lease obligations	25	119	2	2	2	13	163
Total	$ 4,344	$ 3,362	$ 2,638	$ 2,033	$ 1,867	$ 10,796	$ 25,040

We have certain contingent liabilities that are not accrued in our balance sheet in accordance with accounting principles generally accepted in the United States. These contingent liabilities are not included in the table above.

We have other long–term liabilities reflected in our balance sheet, including deferred income taxes, qualified and nonqualified pension and postretirement healthcare plan liabilities and other self–insurance accruals. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. Therefore, the timing of these payments cannot be determined, except for amounts estimated to be payable within 12 months, which are included in current liabilities. Included in the table above are anticipated quarterly contributions to our U.S. Pension Plans totaling approximately $500 million for 2012 that begin in the first quarter.

Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements. See Note 16 of the accompanying consolidated financial statements for more information.

Operating Activities

In accordance with accounting principles generally accepted in the United States, future contractual payments under our operating leases (totaling $14.0 billion on an undiscounted basis) are not recorded in our balance sheet. Credit rating agencies routinely use information concerning minimum lease payments required for our operating leases to calculate our debt capacity. The amounts reflected in the table above for operating leases represent future minimum lease payments under noncancelable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 2011. In the past, we financed a significant portion of our aircraft needs (and certain other equipment needs) using operating leases (a type of "off–balance sheet financing"). At the time that the decision to lease was made, we determined that these operating leases would provide economic benefits favorable to ownership with respect to market values, liquidity or after–tax cash flows.

The amounts reflected for purchase obligations represent noncancelable agreements to purchase goods or services that are not capital–related. Such contracts include those for printing and advertising and promotions contracts.

Included in the table above within the caption entitled "Non–capital purchase obligations and other" is our estimate of the current portion of the liability ($1 million) for uncertain tax positions. We cannot reasonably estimate the timing of the long–term payments or the amount by which the liability will increase or decrease over time; therefore, the long–term portion of the liability ($68 million) is excluded from the table. See Note 11 of the accompanying consolidated financial statements for further information.

The amounts reflected in the table above for interest on long–term debt represent future interest payments due on our long–term debt, all of which are fixed rate.

Investing Activities

The amounts reflected in the table above for capital purchase obligations represent noncancelable agreements to purchase capital–related equipment. Such contracts include those for certain purchases of aircraft, aircraft modifications, vehicles, facilities, computers and other equipment. Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport unless we have entered into noncancelable commitments to modify such aircraft.

Financing Activities

We have certain financial instruments representing potential commitments, not reflected in the table above, that were incurred in the normal course of business to support our operations, including surety bonds and standby letters of credit. These instruments are required under certain U.S. self–insurance programs and are also used in the normal course of international operations. The underlying liabilities insured by these instruments are reflected in our balance sheets, where applicable. Therefore, no additional liability is reflected for the surety bonds and letters of credit themselves.

The amounts reflected in the table above for long–term debt represent future scheduled payments on our long–term debt. We currently have no scheduled debt payments in 2012.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a complex, global corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and new or better information.

The estimates discussed below include the financial statement elements that are either the most judgmental or involve the selection or application of alternative accounting policies and are material to our financial statements. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and with our independent registered public accounting firm.

RETIREMENT PLANS

OVERVIEW. We sponsor programs that provide retirement benefits to most of our employees. These programs include defined benefit pension plans, defined contribution plans and postretirement healthcare plans.

Pension benefits for most employees are accrued under a cash balance formula we call the Portable Pension Account. Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service, and interest on the notional account balance. The Portable Pension Account benefit is payable as a lump sum or an annuity at retirement at the election of the employee. The plan interest credit rate varies from year to year based on a U.S. Treasury index. Prior to 2009, certain employees earned benefits using a traditional pension formula (based on average earnings and years of service); however, benefits under this formula were capped on May 31, 2008.

The current rules for pension accounting are complex and can produce tremendous volatility in our results, financial condition and liquidity. Our pension expense is primarily a function of the value of our plan assets and the discount rate used to measure our pension liabilities at a single point in time at the end of our fiscal year (the measurement date). Both of these factors are significantly influenced by the stock and bond markets, which in recent years have experienced substantial volatility.

In addition to expense volatility, we are required to record year–end adjustments to our balance sheet on an annual basis for the net funded status of our pension and postretirement healthcare plans. These adjustments have fluctuated significantly over the past several years and like our pension expense, are a result of the discount rate and value of our plan assets at the measurement date. The funded status of our plans also impacts our liquidity, as current funding laws require increasingly aggressive funding levels for our pension plans. However, the cash funding rules operate under a completely different set of assumptions and standards than those used for financial reporting purposes, so our actual cash funding requirements can differ materially from our reported funded status.

Our retirement plans cost is included in the "Salaries and Employee Benefits" caption in our consolidated income statements. A summary of our retirement plans costs over the past three years is as follows (in millions):

	2011	2010	2009
U.S. domestic and international pension plans	**$ 543**	$ 308	$ 177
U.S. domestic and international defined contribution plans	**257**	136	237
Postretirement healthcare plans	**60**	42	57
	$ 860	$ 486	$ 471

Total retirement plans cost for 2011 increased $374 million due to a significantly lower discount rate used to measure our benefit obligations at our May 31, 2010 measurement date. Additionally, we incurred higher expenses for our 401(k) plans due to the partial reinstatement of the company–matching contributions on January 1, 2010, and the full restoration of company–matching contributions on January 1, 2011 (previously suspended in February 2009). Total retirement plans cost increased $15 million in 2010, primarily due to the negative impact of market conditions on our pension plan assets at our May 31, 2009 measurement date, mostly offset by lower expenses for our 401(k) plans due to the temporary suspension of the company–matching contributions.

Retirement plans cost is expected to increase in 2012 due to the full restoration of company–matching contributions on our 401(k) plans noted above. However, our pension costs in 2012 are expected to remain flat, as the benefit of significant investment returns on our pension plan assets will offset the negative impact of a lower discount rate.

PENSION COST. The accounting for pension and postretirement healthcare plans includes numerous assumptions, such as: discount rates; expected long–term investment returns on plan assets; future salary increases; employee turnover; mortality; and retirement ages. These assumptions most significantly impact our U.S. Pension Plans. The components of pension cost for all pension plans are as follows (in millions):

	2011	2010	2009
Service cost	**$ 521**	$ 417	$ 499
Interest cost	**900**	823	798
Expected return on plan assets	**(1,062)**	(955)	(1,059)
Recognized actuarial losses (gains) and other	**184**	23	(61)
Net periodic benefit cost	**$ 543**	$ 308	$ 177

Following is a discussion of the key estimates we consider in determining our pension cost:

DISCOUNT RATE. This is the interest rate used to discount the estimated future benefit payments that have been accrued to date (the projected benefit obligation, or "PBO") to their net present value and to determine the succeeding year's pension expense. The discount rate is determined each year at the plan measurement date. A decrease in the discount rate increases pension expense. The discount rate affects the PBO and pension expense based on the measurement dates, as described below.

Measurement Date[1]	Discount Rate	Amounts Determined by Measurement Date and Discount Rate
5/31/2011	5.76%	2011 PBO and 2012 expense
5/31/2010	6.37	2010 PBO and 2011 expense
5/31/2009	7.68	2009 PBO and 2010 expense
6/01/2008	7.15	2009 expense
2/29/2008	6.96	2008 PBO

(1) Accounting rules required us to change our measurement date to May 31, beginning in 2009.

We determine the discount rate with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high–grade corporate bonds (rated Aa or better) with cash flows designed to match our expected benefit payments in future years. In developing this theoretical portfolio, we select bonds that match cash flows to benefit payments, limit our concentration by industry and issuer, and apply screening criteria to ensure bonds with a call feature have a low probability of being called. To the extent scheduled bond proceeds exceed the estimated benefit payments in a given period, the calculation assumes those excess proceeds are reinvested at one–year forward rates.

The decrease in the discount rate at May 31, 2011 was driven by conditions in the market for high–grade corporate bonds, where yields have continued to decrease from May 31, 2010. The discount rate assumption is highly sensitive, as the following table illustrates for our largest tax–qualified U.S. domestic pension plan:

	Sensitivity (in millions)	
	Effect on 2012 Pension Expense	Effect on 2011 Pension Expense
One–basis–point change in discount rate	$ 1.9	$ 1.7

At our May 31, 2011 measurement date, a 50–basis–point increase in the discount rate would have decreased our 2011 PBO by approximately $1.1 billion and a 50–basis–point decrease in the discount rate would have increased our 2011 PBO by approximately $1.2 billion. From 2009 to 2011, the discount rate used to value our liabilities has declined by nearly 200 basis points, which increased the valuation of our liabilities by over $4 billion.

PLAN ASSETS. The estimated average rate of return on plan assets is a long–term, forward–looking assumption that also materially affects our pension cost. It is required to be the expected future long–term rate of earnings on plan assets. Our pension plan assets are invested primarily in listed securities, and our pension plans hold only a minimal investment in FedEx common stock that is entirely at the discretion of third–party pension fund investment managers. As part of our strategy to manage future pension costs and net funded status volatility, we have transitioned to a liability–driven investment strategy with a greater concentration of fixed–income securities to better align plan assets with liabilities. We review the expected long–term rate of return on an annual basis and revise it as appropriate.

Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

> the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;

> the types of investment classes in which we invest our pension plan assets and the expected compound geometric return we can reasonably expect those investment classes to earn over time; and

> the investment returns we can reasonably expect our investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

The following table summarizes our current asset allocation strategy (dollars in millions):

	Plan Assets at Measurement Date					
	2011			2010		
Asset Class	Actual	Actual%	Target%	Actual	Actual%	Target%
Domestic equities	**$ 5,761**	**37%**	**33%**	$ 4,569	35%	33%
International equities	**2,013**	**13**	**12**	1,502	12	12
Private equities	**403**	**3**	**5**	399	3	5
Total equities	**8,177**	**53**	**50**	6,470	50	50
Fixed–income securities	**6,995**	**45**	**49**	6,205	47	49
Cash and other	**346**	**2**	**1**	380	3	1
	$ 15,518	**100%**	**100%**	$ 13,055	100%	100%

We have assumed an 8.0% compound geometric long–term rate of return on our U.S. Pension Plan assets for 2012, 2011 and 2010, as described in Note 12 of the accompanying consolidated financial statements. A one–basis–point change in our expected return on plan assets impacts our pension expense by $1.5 million.

The actual historical return on our U.S. Pension Plan assets, calculated on a compound geometric basis, was approximately 7.8%, net of investment manager fees, for the 15–year period ended May 31, 2011 and 7.9%, net of investment manager fees, for the 15–year period ended May 31, 2010.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We use a calculated–value method to determine the value of plan assets, which helps mitigate short–term volatility in market performance (both increases and decreases) by amortizing certain actuarial gains or losses over a period no longer than four years. Another method used in practice applies the market value of plan assets at the measurement date. For purposes of valuing plan assets for determining 2012 pension expense, we used the calculated–value method, as our actual returns on plan assets significantly exceeded our assumptions. However, as previously indicated, our pension costs in 2012 are expected to remain flat. The calculated–value method resulted in the same value as the market value in 2011. The calculated–value method significantly mitigated the impact of asset value declines in the determination of our 2010 pension expense, reducing our 2010 expense by approximately $135 million.

FUNDED STATUS. Following is information concerning the funded status of our pension plans as of May 31 (in millions):

	2011	2010
Funded Status of Plans:		
Projected benefit obligation (PBO)	**$ 17,372**	$ 14,484
Fair value of plan assets	**15,841**	13,295
Funded status of the plans	**$ (1,531)**	$ (1,189)
Components of Funded Status by Plans:		
U.S. qualified plans	**$ (927)**	$ (580)
U.S. nonqualified plans	**(339)**	(348)
International plans	**(265)**	(261)
Net funded status	**$ (1,531)**	$ (1,189)
Components of Amounts Included in Balance Sheets:		
Current pension and other benefit obligations	**(33)**	(30)
Noncurrent pension and other benefit obligations	**(1,498)**	(1,159)
Net amount recognized	**$ (1,531)**	$ (1,189)
Cash Amounts:		
Cash contributions during the year	**$ 557**	$ 900
Benefit payments during the year	**$ 468**	$ 391

The amounts recognized in the balance sheet reflect a snapshot of the state of our long–term pension liabilities at the plan measurement date and the effect of year–end accounting on plan assets. At May 31, 2011, we recorded a decrease to equity through OCI of $350 million (net of tax) to reflect unrealized actuarial losses during 2011 related to a decline in the discount rate. Those losses are subject to amortization over future years and may be reflected in future income statements unless they are recovered. At May 31, 2010, we recorded a decrease to equity through OCI of $1.0 billion (net of tax) attributable to our pension plans.

The funding requirements for our U.S. Pension Plans are governed by the Pension Protection Act of 2006, which has aggressive funding requirements in order to avoid benefit payment restrictions that become effective if the funded status determined under Internal Revenue Service rules falls below 80% at the beginning of a plan year. All of our U.S. Pension Plans have funded status levels in excess of 80% and our plans remain adequately funded to provide benefits to our employees as they come due. Additionally, current benefit payments are nominal compared to our total plan assets (benefit payments for our U.S. Pension Plans for 2011 were approximately $411 million or 3% of plan assets).

During 2011, we made $480 million in contributions to our U.S. Pension Plans, including $121 million in voluntary contributions. Over the past several years, we have made voluntary contributions to our U.S. Pension Plans in excess of the minimum required contributions. Amounts contributed in excess of the minimum required result in a credit balance for funding purposes that can be used to meet minimum contribution requirements in future years. For 2012, we anticipate making required contributions to our U.S. Pension Plans totaling approximately $500 million.

Cumulative unrecognized actuarial losses were $5.4 billion through May 31, 2011, compared to $5.2 billion through May 31, 2010. These unrecognized losses reflect changes in the discount rates and differences between expected and actual asset returns, which are being amortized over future periods. These unrecognized losses may be recovered in future periods through actuarial gains. However, unless they are below a corridor amount, these unrecognized actuarial losses are required to be amortized and recognized in future periods. Our pension expense includes amortization of these actuarial losses of $276 million in 2011, $125 million in 2010 and $44 million in 2009.

SELF–INSURANCE ACCRUALS

We are self–insured up to certain limits for costs associated with workers' compensation claims, vehicle accidents and general business liabilities, and benefits paid under employee healthcare and long–term disability programs. Our reserves are established for estimates of loss on reported claims, including incurred–but–not–reported claims. At May 31, 2011 and 2010, there were $1.6 billion of self–insurance accruals reflected in our balance sheet. Approximately 40% of these accruals were classified as current liabilities.

Our self–insurance accruals are primarily based on the actuarially estimated, undiscounted cost of claims to provide us with estimates of future claim costs based on claims incurred as of the balance sheet date. These estimates include consideration of factors such as severity of claims, frequency of claims and future healthcare costs. Cost trends on material accruals are updated each quarter. We self–insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense. Historically, it has been infrequent that incurred claims exceeded our self–insured limits. Other acceptable methods of accounting for these accruals include measurement of claims outstanding and projected payments based on historical development factors.

We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known. We believe our recorded obligations for these expenses are consistently measured on a conservative basis. Nevertheless, changes in healthcare costs, accident frequency and severity, insurance retention levels and other factors can materially affect the estimates for these liabilities.

LONG–LIVED ASSETS

PROPERTY AND EQUIPMENT. Our key businesses are capital intensive, with approximately 57% of our total assets invested in our transportation and information systems infrastructures. We capitalize only those costs that meet the definition of capital assets under accounting standards. Accordingly, repair and maintenance costs that do not extend the useful life of an asset or are not part of the cost of acquiring the asset are expensed as incurred.

The depreciation or amortization of our capital assets over their estimated useful lives, and the determination of any salvage values, requires management to make judgments about future events. Because we utilize many of our capital assets over relatively long periods (the majority of aircraft costs are depreciated over 15 to 18 years), we periodically evaluate whether adjustments to our estimated service lives or salvage values are necessary to ensure these estimates properly match the economic use of the asset. This evaluation may result in changes in the estimated lives and residual values used to depreciate our aircraft and other equipment. For our aircraft, we typically assign no residual value due to the utilization of these assets in cargo configuration, which results in little to no value at the end of their useful life. These estimates affect the amount of depreciation expense recognized in a period and, ultimately, the gain or loss on the disposal of the asset. Changes in the estimated lives of assets will result in an increase or decrease in the amount of depreciation recognized in future periods and could have a material impact on our results of operations. Historically, gains and losses on operating equipment have not been material (typically aggregating less than $10 million annually). However, such amounts may differ materially in the future due to changes in business levels, technological obsolescence, accident frequency, regulatory changes and other factors beyond our control.

Because of the lengthy lead times for aircraft manufacture and modifications, we must anticipate volume levels and plan our fleet requirements years in advance, and make commitments for aircraft based on those projections. Furthermore, the timing and availability of certain used aircraft types (particularly those with better fuel efficiency) may create limited opportunities to acquire these aircraft at favorable prices in advance of our capacity needs. These activities create risks that asset capacity may exceed demand and that an impairment of our assets may occur. Aircraft purchases (primarily aircraft in passenger configuration) that have not been placed in service totaled $173 million at May 31, 2011 and $101 million at May 31, 2010. We plan to modify these assets in the future and place them into operations.

The accounting test for whether an asset held for use is impaired involves first comparing the carrying value of the asset with its estimated future undiscounted cash flows. If the cash flows do not exceed the carrying value, the asset must be adjusted to its current fair value. We operate integrated transportation networks and, accordingly, cash flows for most of our operating assets are assessed at a network level, not at an individual asset level for our analysis of impairment. Further, decisions about capital investments are evaluated based on the impact to the overall network rather than the return on an individual asset. We make decisions to remove certain long–lived assets from service based on projections of reduced capacity needs or lower operating costs of newer aircraft types, and those decisions may result in an impairment charge. Assets held for disposal must be adjusted to their estimated fair values less costs to sell when the decision is made to dispose of the asset and certain other criteria are met. The fair value determinations for such aircraft may require management estimates, as there may not be active markets for some of these aircraft. Such estimates are subject to revision from period to period.

There were no material property and equipment impairment charges recognized in 2011 (see "Overview" for additional information on certain asset impairments in our FedEx Freight segment in 2011) or 2010. However, during 2009, we recorded $202 million in property and equipment impairment charges. These charges were primarily related to our decision to permanently remove from service certain aircraft, along with certain excess aircraft engines, at FedEx Express.

LEASES. We utilize operating leases to finance certain of our aircraft, facilities and equipment. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor. As disclosed in "Contractual Cash Obligations" and Note 7 of the accompanying consolidated financial statements, at May 31, 2011 we had approximately $14 billion (on an undiscounted basis) of future commitments for payments under operating leases. The weighted–average remaining lease term of all operating leases outstanding at May 31, 2011 was approximately six years. The future commitments for operating leases are not reflected as a liability in our balance sheet under current U.S. accounting rules.

Under a proposed revision to the accounting standards for leases, we would be required to record an asset and a liability for our outstanding operating leases similar to the current accounting for capital leases. Notably, the amount we record in the future would be the net present value of our future lease commitments at the date of adoption. This proposed guidance has not been issued and has been subjected to numerous revisions since the proposal was issued. Accordingly, we cannot make any judgments about the specific impact of the new proposed standard to us. However, our existing financing agreements and the rating agencies that evaluate our credit worthiness already take our operating leases into account.

The determination of whether a lease is accounted for as a capital lease or an operating lease requires management to make estimates primarily about the fair value of the asset and its estimated economic useful life. In addition, our evaluation includes ensuring we properly account for build–to–suit lease arrangements and making judgments about whether various forms of lessee involvement during the construction period make the lessee an agent for the owner–lessor or, in substance, the owner of the asset during the construction period. We believe we have well–defined and controlled processes for making these evaluations, including obtaining third–party appraisals for material transactions to assist us in making these evaluations.

GOODWILL

We have $2.3 billion of recorded goodwill from our acquisitions, representing the excess of cost over the fair value of the net assets we have acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired entity.

Our annual evaluation of goodwill impairment requires management judgment and the use of estimates and assumptions to determine the fair value of our reporting units. Fair value is estimated using standard valuation methodologies (principally the income or market approach) incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Estimates used by management can significantly affect the outcome of the impairment test. Changes in forecasted operating results and other assumptions could materially affect these estimates. We perform our annual impairment tests in the fourth quarter unless circumstances indicate the need to accelerate the timing of the test.

Our businesses with significant recorded goodwill include our FedEx Express, FedEx Freight and FedEx Office reporting units. We evaluated these reporting units during the fourth quarter of 2011. The estimated fair value of each of these reporting units exceeded their carrying values in 2011, and we do not believe that any of these reporting units are at risk as of May 31, 2011. However, as noted below, we have recorded goodwill impairment charges associated with our FedEx Office reporting unit in recent years. While the performance of this business has improved, the realization of the value of the remaining attributable goodwill ($362 million) is dependent upon execution of our growth strategies and initiatives in the future.

Goodwill Impairment Charges – 2010

In connection with our annual impairment testing of goodwill conducted in the fourth quarter of 2010, we recorded a charge of $18 million for impairment of the value of the remaining goodwill at our FedEx National LTL reporting unit. The impairment charge resulted from the significant negative impact of the U.S. recession on the LTL industry, which resulted in volume and yield declines and operating losses. In connection with the combination of our LTL networks in 2011, this unit was merged into the FedEx Freight reporting unit.

Goodwill Impairment Charges – 2009

FEDEX OFFICE. During 2009, in response to the lower revenues and continued operating losses at FedEx Office resulting from the U.S. recession, the company initiated an internal reorganization designed to improve revenue–generating capabilities and reduce costs including headcount reductions, the termination of operations in some international locations and substantially curtailing future network expansion. Despite these actions, operating losses and weak economic conditions significantly impacted our FedEx Office reporting unit.

In connection with our annual impairment testing in 2009, we concluded that the recorded goodwill was impaired and recorded an impairment charge of $810 million during the fourth quarter of 2009. The goodwill impairment charge is included in 2009 operating expenses in the accompanying consolidated statements of income. This charge was included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of those businesses.

FEDEX NATIONAL LTL. In 2009, we recorded a goodwill impairment charge of $90 million at our FedEx National LTL unit. This charge was a result of reduced revenues and increased operating losses due to the negative impact of the U.S. recession.

CONTINGENCIES

We are subject to various loss contingencies, including tax proceedings and litigation, in connection with our operations. Contingent liabilities are difficult to measure, as their measurement is subject to multiple factors that are not easily predicted or projected. Further, additional complexity in measuring these liabilities arises due to the various jurisdictions in which these matters occur, which makes our ability to predict their outcome highly uncertain. Moreover, different accounting rules must be employed to account for these items based on the nature of the contingency. Accordingly, significant management judgment is required to assess these matters and to make determinations about the measurement of a liability, if any. Our material pending loss contingencies are described in Note 17 of the accompanying consolidated financial statements. In the opinion of management, the aggregate liability, if any, of individual matters or groups of matters not specifically described in Note 17 is not expected to be material to our financial position, results of operations or cash flows. The following describes our methods and associated processes for evaluating these matters.

TAX CONTINGENCIES. We are subject to income and operating tax rules of the U.S., its states and municipalities, and of the foreign jurisdictions in which we operate. Significant judgment is required in determining income tax provisions, as well as deferred tax asset and liability balances and related deferred tax valuation allowances, if necessary, due to the complexity of these rules and their interaction with one another. We account for income taxes by recording both current taxes payable and deferred tax assets and liabilities. Our provision for income taxes is based on domestic and international statutory income tax rates in the jurisdictions in which we operate, applied to taxable income, reduced by applicable tax credits.

Tax contingencies arise from uncertainty in the application of tax rules throughout the many jurisdictions in which we operate and are impacted by several factors, including tax audits, appeals, litigation, changes in tax laws and other rules and their interpretations, and changes in our business. We regularly assess the potential impact of these factors for the current and prior years to determine the adequacy of our tax provisions. We continually evaluate the likelihood and amount of potential adjustments and adjust our tax positions, including the current and deferred tax liabilities, in the period in which the facts that give rise to a revision become known. In addition, management considers the advice of third parties in making conclusions regarding tax consequences.

We recognize liabilities for uncertain income tax positions based on a two–step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the related provision.

We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The remaining portion of our income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities. These noncurrent income tax liabilities are recorded in the caption "Other liabilities" in the accompanying consolidated balance sheets.

We account for operating taxes based on multi–state, local and foreign taxing jurisdiction rules in those areas in which we operate. Provisions for operating taxes are estimated based upon these rules, asset acquisitions and disposals, historical spend and other variables. These provisions are consistently evaluated for reasonableness against compliance and risk factors.

We measure and record operating tax contingency accruals in accordance with accounting guidance for contingencies. As discussed below, this guidance requires an accrual of estimated loss from a contingency, such as a tax or other legal proceeding or claim, when it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated.

OTHER CONTINGENCIES. Because of the complex environment in which we operate, we are subject to other legal proceedings and claims, including those relating to general commercial matters, employment–related claims and FedEx Ground's owner–operators. Accounting guidance for contingencies requires an accrual of estimated loss from a contingency, such as a tax or other legal proceeding or claim, when it is probable (i.e., the future event or events are likely to occur) that a loss will be incurred and the amount of the loss can be reasonably estimated. This guidance also requires disclosure of a loss contingency matter when, in management's judgment, a material loss is reasonably possible or probable.

During the preparation of our financial statements, we evaluate our contingencies to determine whether it is probable, reasonably possible or remote that a liability has been incurred. A loss is recognized for all contingencies deemed probable and estimable, regardless of amount. For unresolved contingencies with potentially material exposure that are deemed reasonably possible, we evaluate whether a potential loss or range of loss can be reasonably estimated.

Our evaluation of these matters is the result of a comprehensive process designed to ensure that accounting recognition of a loss or disclosure of these contingencies is made in a timely manner and involves our legal and accounting personnel, as well as external counsel where applicable. The process includes regular communications during each quarter and scheduled meetings shortly before the completion of our financial statements to evaluate any new legal proceedings and the status of any existing matters.

In determining whether a loss should be accrued or a loss contingency disclosed, we evaluate, among other factors:

> the current status of each matter within the scope and context of the entire lawsuit (i.e., the lengthy and complex nature of class–action matters);

> the procedural status of each lawsuit;

> any opportunities to dispose of the lawsuit on its merits before trial (i.e., motion to dismiss or for summary judgment);

> the amount of time remaining before the trial date;

> the status of discovery;

> the status of settlement, arbitration or mediation proceedings; and

> our judgment regarding the likelihood of success prior to or at trial.

In reaching our conclusions with respect to accrual of a loss or loss contingency disclosure, we take a holistic view of each matter based on these factors and the information available prior to the issuance of our financial statements. Uncertainty with respect to an individual factor or combination of these factors may impact our decisions related to accrual or disclosure of a loss contingency, including a conclusion that we are unable to establish an estimate of possible loss or a meaningful range of possible loss. We update our disclosures to reflect our most current understanding of the contingencies at the time we issue our financial statements. However, events may arise that were not anticipated and the outcome of a contingency may result in a loss to us that differs materially from our previously estimated liability or range of possible loss.

Despite the inherent complexity in the accounting and disclosure of contingencies, we believe that our processes are robust and thorough and provide a consistent framework for management in evaluating the potential outcome of contingencies for proper accounting recognition and disclosure.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATES. While we currently have market risk sensitive instruments related to interest rates, we have no significant exposure to changing interest rates on our long–term debt because the interest rates are fixed on all of our long–term debt. As disclosed in Note 6 to the accompanying consolidated financial statements, we had outstanding fixed–rate, long–term debt (exclusive of capital leases) with estimated fair values of $1.9 billion at May 31, 2011 and $2.1 billion at May 31, 2010. Market risk for fixed–rate, long–term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and amounts to $36 million as of May 31, 2011 and $41 million as of May 31, 2010. The underlying fair values of our long–term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

We have interest rate risk with respect to our pension and postretirement benefit obligations. Changes in interest rates impact our liabilities associated with these benefit plans as well as the amount of pension and postretirement benefit expense recognized. Declines in the value of plan assets could diminish the funded status of our pension plans and potentially increase our requirement to make contributions to the plans. Substantial investment losses on plan assets will also increase pension and postretirement benefit expense in the years following the losses.

FOREIGN CURRENCY. While we are a global provider of transportation, e–commerce and business services, the substantial majority of our transactions are denominated in U.S. dollars. The principal foreign currency exchange rate risks to which we are exposed are in the euro, Chinese yuan, Canadian dollar, British pound and Japanese yen. Historically, our exposure to foreign currency fluctuations is more significant with respect to our revenues than our expenses, as a significant portion of our expenses are denominated in U.S. dollars, such as aircraft and fuel expenses. During 2011 and 2010, operating income was positively impacted due to foreign currency fluctuations. However, favorable foreign currency fluctuations also may have had an offsetting impact on the price we obtained or the demand for our services, which is not quantifiable. At May 31, 2011, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which our transactions are denominated would result in a decrease in operating income of $38 million for 2012. This theoretical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. This calculation is not indicative of our actual experience in foreign currency transactions. In addition to the direct effects of changes in exchange rates, fluctuations in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

COMMODITY. While we have market risk for changes in the price of jet and vehicle fuel, this risk is largely mitigated by our fuel surcharges because our fuel surcharges are closely linked to market prices for fuel. Therefore, a hypothetical 10% change in the price of fuel would not be expected to materially affect our earnings.

However, our fuel surcharges have a timing lag (approximately six to eight weeks for FedEx Express and FedEx Ground) before they are adjusted for changes in fuel prices. Our fuel surcharge index also allows fuel prices to fluctuate approximately 2% for FedEx Express and approximately 4% for FedEx Ground before an adjustment to the fuel surcharge occurs. Accordingly, our operating income in a specific period may be significantly affected should the spot price of fuel suddenly change by a substantial amount or change by amounts that do not result in an adjustment in our fuel surcharges.

OTHER. We do not purchase or hold any derivative financial instruments for trading purposes.

RISK FACTORS

Our financial and operating results are subject to many risks and uncertainties, as described below.

We are directly affected by the state of the economy. While macro–economic risks apply to most companies, we are particularly vulnerable. The transportation industry is highly cyclical and especially susceptible to trends in economic activity, such as the recent global recession. Our primary business is to transport goods, so our business levels are directly tied to the purchase and production of goods — key macro–economic measurements. When individuals and companies purchase and produce fewer goods, we transport fewer goods. In addition, we have a relatively high fixed–cost structure, which is difficult to quickly adjust to match shifting volume levels. Moreover, as we grow our international business, we are increasingly affected by the health of the global economy. As a result, the recent global recession had a disproportionately negative impact on us and our recent financial results.

Our businesses depend on our strong reputation and the value of the FedEx brand. The FedEx brand name symbolizes high–quality service, reliability and speed. FedEx is one of the most widely recognized, trusted and respected brands in the world, and the FedEx brand is one of our most important and valuable assets. In addition, we have a strong reputation among customers and the general public for high standards of social and environmental responsibility and corporate governance and ethics. The FedEx brand name and our corporate reputation are powerful sales and marketing tools, and we devote significant resources to promoting and protecting them. Adverse publicity (whether or not justified) relating to activities by our employees, contractors or agents, such as noncompliance with anti–corruption laws, could tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity could reduce demand for our services and thus have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

We rely heavily on information and technology to operate our transportation and business networks, and any disruption to our technology infrastructure or the Internet could harm our operations and our reputation among customers. Our ability to attract and retain customers and to compete effectively depends in part upon the sophistication and reliability of our technology network, including our ability to provide features of service that are important to our customers. External and internal risks, such as malware, insecure coding, "Acts of God," attempts to penetrate our networks, data leakage and human error, pose a direct threat to our products, services and data. Any disruption to the Internet or our complex, global technology infrastructure, including those impacting our computer systems and customer Web sites, could adversely impact our customer service, volumes, and revenues and result in increased costs. These types of adverse impacts could also occur in the event the confidentiality, integrity, or availability of company and customer information was compromised due to a data loss by FedEx or a trusted third party. While we have invested and continue to invest in technology security initiatives, information technology risk management and disaster recovery plans, these measures cannot fully insulate us from technology disruptions or data loss and the resulting adverse effect on our operations and financial results.

Our transportation businesses may be impacted by the price and availability of fuel. We must purchase large quantities of fuel to operate our aircraft and vehicles, and the price and availability of fuel can be unpredictable and beyond our control. To date, we have been mostly successful in mitigating over time the expense impact of higher fuel costs through our indexed fuel surcharges, as the amount of the surcharges is closely linked to the market prices for fuel. If we are unable to maintain or increase our fuel surcharges because of competitive pricing pressures or some other reason, fuel costs could adversely impact our operating results. Even if we are able to offset the cost of fuel with our surcharges, high fuel surcharges could move our customers, especially in the U.S. domestic market, away from our higher–yielding express services to our lower–yielding ground services or even reduce customer demand for our services altogether. In addition, disruptions in the supply of fuel could have a negative impact on our ability to operate our transportation networks.

Our businesses are capital intensive, and we must make capital expenditures based upon projected volume levels. We make significant investments in aircraft, vehicles, technology, package handling facilities, sort equipment, copy equipment and other assets to support our transportation and business networks. We also make significant investments to rebrand, integrate and grow the companies that we acquire. The amount and timing of capital investments depend on various factors, including our anticipated volume growth. For example, we must make commitments to purchase or modify aircraft years before the aircraft are actually needed. We must predict volume levels and fleet requirements and make commitments for aircraft based on those projections. Missing our projections could result in too much or too little capacity relative to our shipping volumes. Overcapacity could lead to asset dispositions or write–downs and undercapacity could negatively impact service levels.

We face intense competition. The transportation and business services markets are both highly competitive and sensitive to price and service, especially in periods of little or no macro–economic growth. Some of our competitors have more financial resources than we do, or they are controlled or subsidized by foreign governments, which enables them to raise capital more easily. We believe we compete effectively with these companies — for example, by providing more reliable service at compensatory prices. However, an irrational pricing environment can limit our ability not only to maintain or increase our prices (including our fuel surcharges in response to rising fuel costs), but also to maintain or grow our market share. In addition, maintaining a broad portfolio of services is important to keeping and attracting customers. While we believe we compete effectively through our current service offerings, if our competitors offer a broader range of services or more effectively bundle their services, it could impede our ability to maintain or grow our market share.

Labor organizations attempt to organize groups of our employees from time to time, and potential changes in labor laws could make it easier for them to do so. If we are unable to continue to maintain good relationships with our employees and prevent labor organizations from organizing groups of our employees, our operating costs could significantly increase and our operational flexibility could be significantly reduced. Despite continual organizing attempts by labor unions, other than the pilots of FedEx Express, all of our U.S. employees have thus far chosen not to unionize. The U.S. Congress has, in the past, considered adopting changes in labor laws, however, that would make it easier for unions to organize small units of our employees. For example, there is always a possibility that Congress could remove most FedEx Express employees from the purview of the Railway Labor Act of 1926, as amended (the "RLA"). Such legislation could expose our customers to the type of service disruptions that the RLA was designed to prevent — local work stoppages in key areas that interrupt the timely flow of shipments of time-sensitive, high-value goods throughout our global network. Such disruptions could threaten our ability to provide competitively priced shipping options and ready access to global markets. There is also the possibility that Congress could pass other labor legislation that could adversely affect our companies, such as FedEx Ground and FedEx Freight, whose employees are governed by the National Labor Relations Act of 1935, as amended (the "NLRA"). In addition, federal and state governmental agencies, such as the National Labor Relations Board, have and may continue to take actions that could make it easier for our employees to organize under the RLA or NLRA. Finally, changes to federal or state laws governing employee classification could impact the status of FedEx Ground's owner-operators as independent contractors.

If we do not effectively operate, integrate, leverage and grow acquired businesses, our financial results and reputation may suffer. Our strategy for long-term growth, productivity and profitability depends in part on our ability to make prudent strategic acquisitions and to realize the benefits we expect when we make those acquisitions. In furtherance of this strategy, we recently made strategic moves in India and Mexico. While we expect our past and future acquisitions to enhance our value proposition to customers and improve our long-term profitability, there can be no assurance that we will realize our expectations within the time frame we have established, if at all, or that we can continue to support the value we allocate to these acquired businesses, including their goodwill or other intangible assets.

FedEx Ground relies on owner-operators to conduct its linehaul and pickup-and-delivery operations, and the status of these owner-operators as independent contractors, rather than employees, is being challenged. FedEx Ground's use of independent contractors is well suited to the needs of the ground delivery business and its customers, as evidenced by the strong growth of this business segment. We are involved in numerous lawsuits and state tax and other administrative proceedings that claim that the company's owner-operators or their drivers should be treated as our employees, rather than independent contractors. We incur certain costs, including legal fees, in defending the status of FedEx Ground's owner-operators as independent contractors. We believe that FedEx Ground's owner-operators are properly classified as independent contractors and that FedEx Ground is not an employer of the drivers of the company's independent contractors. However, adverse determinations in these matters could, among other things, entitle certain of our contractors and their drivers to the reimbursement of certain expenses and to the benefit of wage-and-hour laws and result in employment and withholding tax and benefit liability for FedEx Ground, and could result in changes to the independent contractor status of FedEx Ground's owner-operators. If FedEx Ground is compelled to convert its independent contractors to employees, labor organizations could more easily organize these individuals, our operating costs could increase materially and we could incur significant capital outlays.

Increased security or pilot safety requirements could impose substantial costs on us. As a result of concerns about global terrorism and homeland security, governments around the world are adopting or are considering adopting stricter security requirements that will increase operating costs and potentially slow service for businesses, including those in the transportation industry. For example, the U.S. Transportation Security Administration has issued to us a Full All-Cargo Aircraft Operator Standard Security Plan, which contains many new and enhanced security requirements. These requirements are not static, but will change periodically as the result of regulatory and legislative requirements, and to respond to evolving threats. The Federal Aviation Administration, in September 2010, proposed rules that would significantly reduce the maximum number of hours on duty and increase the minimum amount of rest time for our pilots, and thus require us to hire additional pilots and modify certain of our aircraft. Until these requirements are adopted, we cannot determine the effect that these new rules will have on our cost structure or our operating results. It is reasonably possible, however, that these rules or other future security or flight safety requirements could impose material costs on us.

The regulatory environment for global aviation or other transportation rights may impact our operations. Our extensive air network is critical to our success. Our right to serve foreign points is subject to the approval of the Department of Transportation and generally requires a bilateral agreement between the United States and foreign governments. In addition, we must obtain the permission of foreign governments to provide specific flights and services. Our operations outside of the United States, such as FedEx Express's growing international domestic operations, are also subject to current and potential regulations that restrict, and sometimes prohibit, our ability to compete in parts of the transportation and logistics market. As an example, the Chinese government has adopted postal regulations that exclude foreign-owned companies such as FedEx from competing in the mainland China domestic document delivery market. Regulatory actions affecting global aviation or transportation rights or a failure to obtain or maintain aviation or other transportation rights in important international markets could impair our ability to operate our networks.

We may be affected by global climate change or by legal, regulatory or market responses to such change. Concern over climate change, including the impact of global warming, has led to significant U.S. and international legislative and regulatory efforts to limit greenhouse gas ("GHG") emissions. For example, during 2009, the European Commission approved the extension of the European Union Emissions Trading Scheme ("ETS") for GHG emissions, to the airline industry. Under this decision, all FedEx Express flights to and from any airport in any member state of the European Union will be covered by the ETS requirements beginning in 2012, and each year we will be required to submit emission allowances in an amount equal to the carbon dioxide emissions from such flights. In addition, the U.S. Congress has, in the past, considered bills that would regulate GHG emissions, and some form of federal climate change legislation is possible in the future. Increased regulation regarding GHG emissions, especially aircraft or diesel engine emissions, could impose substantial costs on us, especially at FedEx Express. These costs include an increase in the cost of the fuel and other energy we purchase and capital costs associated with updating or replacing our aircraft or vehicles prematurely. Until the timing, scope and extent of such regulation becomes known, we cannot predict its effect on our cost structure or our operating results. It is reasonably possible, however, that it could impose material costs on us. Moreover, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the GHGs emitted by companies in the airline and transportation industries could harm our reputation and reduce customer demand for our services, especially our air express services. Finally, given the broad and global scope of our operations and our susceptibility to global macro–economic trends, we are particularly vulnerable to the physical risks of climate change that could affect all of humankind, such as shifts in world ecosystems.

A localized disaster in a key geography could adversely impact our business. While we operate several integrated networks with assets distributed throughout the world, there are concentrations of key assets within our networks that are exposed to localized risks from natural or manmade disasters such as tornados, floods, earthquakes or terrorist attacks. The loss of a key location such as our Memphis super hub or one of our information technology centers could cause a significant disruption to our operations and cause us to incur significant costs to relocate or reestablish these functions. Moreover, resulting economic dislocations, including supply chain and fuel disruptions, could adversely impact demand for our services.

We are also subject to other risks and uncertainties that affect many other businesses, including:

> increasing costs, the volatility of costs and funding requirements and other legal mandates for employee benefits, especially pension and healthcare benefits;

> the increasing costs of compliance with federal and state governmental agency mandates and defending against inappropriate or unjustified enforcement or other actions by such agencies;

> the impact of any international conflicts or terrorist activities on the United States and global economies in general, the transportation industry or us in particular, and what effects these events will have on our costs or the demand for our services;

> any impacts on our businesses resulting from new domestic or international government laws and regulation;

> changes in foreign currency exchange rates, especially in the euro, Chinese yuan, Canadian dollar, British pound and Japanese yen, which can affect our sales levels and foreign currency sales prices;

> market acceptance of our new service and growth initiatives;

> any liability resulting from and the costs of defending against class–action litigation, such as wage–and–hour, discrimination and retaliation claims, and any other legal proceedings;

> the outcome of future negotiations to reach new collective bargaining agreements — including with the union that represents the pilots of FedEx Express (the current pilot contract is scheduled to become amendable in March 2013 unless the union exercises its option to shorten the contract, in which case the agreement would be amendable in March 2012);

> the impact of technology developments on our operations and on demand for our services, and our ability to continue to identify and eliminate unnecessary information technology redundancy and complexity throughout the organization;

> widespread outbreak of an illness or any other communicable disease, or any other public health crisis; and

> availability of financing on terms acceptable to us and our ability to maintain our current credit ratings, especially given the capital intensity of our operations.

FORWARD–LOOKING STATEMENTS

Certain statements in this report, including (but not limited to) those contained in "Outlook (including segment outlooks)," "Liquidity," "Capital Resources," "Liquidity Outlook," "Contractual Cash Obligations" and "Critical Accounting Estimates," and the "Retirement Plans" and "Contingencies" notes to the consolidated financial statements, are "forward–looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business. Forward–looking statements include those preceded by, followed by or that include the words "may," "could," "would," "should," "believes," "expects," "anticipates," "plans," "estimates," "targets," "projects," "intends" or similar expressions. These forward–looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated (expressed or implied) by such forward–looking statements, because of, among other things, the risk factors identified above and the other risks and uncertainties you can find in our press releases and other SEC filings.

As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward–looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward–looking statements, which speak only as of the date of this report. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward–looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and a properly staffed, professional internal audit department. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting and actions are taken to correct all identified deficiencies. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and our staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of May 31, 2011, the end of our fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of May 31, 2011.

The effectiveness of our internal control over financial reporting as of May 31, 2011, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements included in this Annual Report. Ernst & Young LLP's report on the Company's internal control over financial reporting is included in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FedEx Corporation

We have audited FedEx Corporation's internal control over financial reporting as of May 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). FedEx Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, FedEx Corporation maintained, in all material respects, effective internal control over financial reporting as of May 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FedEx Corporation as of May 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2011 of FedEx Corporation and our report dated July 12, 2011 expressed an unqualified opinion thereon.

Memphis, Tennessee
July 12, 2011

Ernst & Young LLP

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share amounts)	Years ended May 31, 2011	2010	2009
Revenues	**$ 39,304**	$ 34,734	$ 35,497
Operating Expenses:			
Salaries and employee benefits	**15,276**	14,027	13,767
Purchased transportation	**5,674**	4,728	4,534
Rentals and landing fees	**2,462**	2,359	2,429
Depreciation and amortization	**1,973**	1,958	1,975
Fuel	**4,151**	3,106	3,811
Maintenance and repairs	**1,979**	1,715	1,898
Impairment and other charges	**89**	18	1,204
Other	**5,322**	4,825	5,132
	36,926	32,736	34,750
Operating Income	**2,378**	1,998	747
Other Income (Expense):			
Interest expense	**(86)**	(79)	(85)
Interest income	**9**	8	26
Other, net	**(36)**	(33)	(11)
	(113)	(104)	(70)
Income Before Income Taxes	**2,265**	1,894	677
Provision For Income Taxes	**813**	710	579
Net Income	**$ 1,452**	$ 1,184	$ 98
Basic Earnings Per Common Share	**$ 4.61**	$ 3.78	$ 0.31
Diluted Earnings Per Common Share	**$ 4.57**	$ 3.76	$ 0.31

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)	May 31, 2011	2010
Assets		
Current Assets		
Cash and cash equivalents	**$ 2,328**	$ 1,952
Receivables, less allowances of $182 and $166	**4,581**	4,163
Spare parts, supplies and fuel, less allowances of $169 and $170	**437**	389
Deferred income taxes	**610**	529
Prepaid expenses and other	**329**	251
Total current assets	**8,285**	7,284
Property and Equipment, at Cost		
Aircraft and related equipment	**13,146**	11,640
Package handling and ground support equipment	**5,591**	5,193
Computer and electronic equipment	**4,408**	4,218
Vehicles	**3,294**	3,170
Facilities and other	**7,247**	7,081
	33,686	31,302
Less accumulated depreciation and amortization	**18,143**	16,917
Net property and equipment	**15,543**	14,385
Other Long–Term Assets		
Goodwill	**2,326**	2,200
Other assets	**1,231**	1,033
Total other long–term assets	**3,557**	3,233
	$ 27,385	$ 24,902
Liabilities and Stockholders' Investment		
Current Liabilities		
Current portion of long–term debt	**$ 18**	$ 262
Accrued salaries and employee benefits	**1,268**	1,146
Accounts payable	**1,702**	1,522
Accrued expenses	**1,894**	1,715
Total current liabilities	**4,882**	4,645
Long–Term Debt, Less Current Portion	**1,667**	1,668
Other Long–Term Liabilities		
Deferred income taxes	**1,336**	891
Pension, postretirement healthcare and other benefit obligations	**2,124**	1,705
Self–insurance accruals	**977**	960
Deferred lease obligations	**779**	804
Deferred gains, principally related to aircraft transactions	**246**	267
Other liabilities	**154**	151
Total other long–term liabilities	**5,616**	4,778
Commitments and Contingencies		
Common Stockholders' Investment		
Common stock, $0.10 par value; 800 million shares authorized; 317 million shares issued as of May 31, 2011 and 314 million shares issued as of May 31, 2010	**32**	31
Additional paid–in capital	**2,484**	2,261
Retained earnings	**15,266**	13,966
Accumulated other comprehensive loss	**(2,550)**	(2,440)
Treasury stock, at cost	**(12)**	(7)
Total common stockholders' investment	**15,220**	13,811
	$ 27,385	$ 24,902

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	Years ended May 31, 2011	2010	2009
Operating Activities			
Net Income	**$ 1,452**	$ 1,184	$ 98
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**1,973**	1,958	1,975
Provision for uncollectible accounts	**152**	124	181
Deferred income taxes and other noncash items	**669**	331	299
Impairment and other charges	**29**	18	1,103
Stock–based compensation	**98**	101	99
Changes in assets and liabilities:			
Receivables	**(400)**	(906)	762
Other assets	**(114)**	276	(196)
Pension assets and liabilities, net	**(169)**	(611)	(913)
Accounts payable and other liabilities	**370**	710	(628)
Other, net	**(19)**	(47)	(27)
Cash provided by operating activities	**4,041**	3,138	2,753
Investing Activities			
Capital expenditures	**(3,434)**	(2,816)	(2,459)
Business acquisition, net of cash acquired	**(96)**	–	–
Proceeds from asset dispositions and other	**111**	35	76
Cash used in investing activities	**(3,419)**	(2,781)	(2,383)
Financing Activities			
Principal payments on debt	**(262)**	(653)	(501)
Proceeds from debt issuance	**–**	–	1,000
Proceeds from stock issuances	**108**	94	41
Excess tax benefit on the exercise of stock options	**23**	25	4
Dividends paid	**(151)**	(138)	(137)
Other, net	**(5)**	(20)	(7)
Cash (used in) provided by financing activities	**(287)**	(692)	400
Effect of exchange rate changes on cash	**41**	(5)	(17)
Net increase (decrease) in cash and cash equivalents	**376**	(340)	753
Cash and cash equivalents at beginning of period	**1,952**	2,292	1,539
Cash and cash equivalents at end of period	**$ 2,328**	$ 1,952	$ 2,292

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT AND COMPREHENSIVE INCOME

(in millions, except share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at May 31, 2008	$ 31	$ 1,922	$ 13,002	$ (425)	$ (4)	$ 14,526
Adjustment to opening balances for retirement plans measurement date transition, net of tax benefit of $26 and expense of $220, respectively	–	–	(44)	369	–	325
Balance at June 1, 2008	31	1,922	12,958	(56)	(4)	14,851
Net income	–	–	98	–	–	98
Foreign currency translation adjustment, net of tax of $28	–	–	–	(112)	–	(112)
Retirement plans adjustments, net of tax of $718	–	–	–	(1,205)	–	(1,205)
Total comprehensive loss						(1,219)
Cash dividends declared ($0.44 per share)	–	–	(137)	–	–	(137)
Employee incentive plans and other (995,271 shares issued)	–	131	–	–	–	131
Balance at May 31, 2009	31	2,053	12,919	(1,373)	(4)	13,626
Net income	–	–	1,184	–	–	1,184
Foreign currency translation adjustment, net of tax of $2	–	–	–	(25)	–	(25)
Retirement plans adjustments, net of tax of $617	–	–	–	(1,042)	–	(1,042)
Total comprehensive income						117
Purchase of treasury stock	–	–	–	–	(3)	(3)
Cash dividends declared ($0.44 per share)	–	–	(137)	–	–	(137)
Employee incentive plans and other (2,375,753 shares issued)	–	208	–	–	–	208
Balance at May 31, 2010	31	2,261	13,966	(2,440)	(7)	13,811
Net income	–	–	**1,452**	–	–	**1,452**
Foreign currency translation adjustment, net of tax of $27	–	–	–	**125**	–	**125**
Retirement plans adjustments, net of tax of $141	–	–	–	**(235)**	–	**(235)**
Total comprehensive income						**1,342**
Purchase of treasury stock	–	–	–	–	**(5)**	**(5)**
Cash dividends declared ($0.48 per share)	–	–	**(152)**	–	–	**(152)**
Employee incentive plans and other (2,229,051 shares issued)	**1**	**223**	–	–	–	**224**
Balance at May 31, 2011	**$ 32**	**$ 2,484**	**$ 15,266**	**$ (2,550)**	**$ (12)**	**$ 15,220**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS. FedEx Corporation ("FedEx") provides a broad portfolio of transportation, e–commerce and business services through companies competing collectively, operating independently and managed collaboratively, under the respected FedEx brand. Our primary operating companies are Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), a leading provider of small–package ground delivery services; and FedEx Freight, Inc. ("FedEx Freight"), a leading U.S. provider of less–than–truckload ("LTL") freight services. These companies represent our major service lines and, along with FedEx Corporate Services, Inc. ("FedEx Services"), form the core of our reportable segments. Our FedEx Services segment provides sales, marketing and information technology support to our transportation segments. In addition, the FedEx Services segment provides customers with retail access to FedEx Express and FedEx Ground shipping services through FedEx Office and Print Services, Inc. ("FedEx Office") and provides customer service, technical support and billing and collection services through FedEx TechConnect, Inc. ("FedEx TechConnect").

FISCAL YEARS. Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2011 or ended May 31 of the year referenced.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of FedEx and its subsidiaries, substantially all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION. We recognize revenue upon delivery of shipments for our transportation businesses and upon completion of services for our business services, logistics and trade services businesses. Certain of our transportation services are provided with the use of independent contractors. FedEx is the principal to the transaction in most instances and in those cases revenue from these transactions is recognized on a gross basis. Costs associated with independent contractor settlements are recognized as incurred and included in the caption "Purchased transportation" in the accompanying consolidated statements of income. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for money–back service guarantees and billing corrections. Delivery costs are accrued as incurred.

Our contract logistics, global trade services and certain transportation businesses, such as FedEx SmartPost, engage in some transactions wherein they act as agents. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third–party charges, including transportation or handling costs, fees, commissions, and taxes and duties.

Certain of our revenue–producing transactions are subject to taxes, such as sales tax, assessed by governmental authorities. We present these revenues net of tax.

CREDIT RISK. We routinely grant credit to many of our customers for transportation and business services without collateral. The risk of credit loss in our trade receivables is substantially mitigated by our credit evaluation process, short collection terms and sales to a large number of customers, as well as the low revenue per transaction for most of our services. Allowances for potential credit losses are determined based on historical experience and the impact of current economic factors on the composition of accounts receivable. Historically, credit losses have been within management's expectations.

ADVERTISING. Advertising and promotion costs are expensed as incurred and are classified in other operating expenses. Advertising and promotion expenses were $375 million in 2011, $374 million in 2010 and $379 million in 2009.

CASH EQUIVALENTS. Cash in excess of current operating requirements is invested in short–term, interest–bearing instruments with maturities of three months or less at the date of purchase and is stated at cost, which approximates market value.

SPARE PARTS, SUPPLIES AND FUEL. Spare parts (principally aircraft–related) are reported at weighted–average cost. Allowances for obsolescence are provided for spare parts expected to be on hand at the date the aircraft are retired from service. These allowances are provided over the estimated useful life of the related aircraft and engines. Additionally, allowances for obsolescence are provided for spare parts currently identified as excess or obsolete. These allowances are based on management estimates, which are subject to change. Supplies and fuel are reported at weighted average cost.

PROPERTY AND EQUIPMENT. Expenditures for major additions, improvements, flight equipment modifications and certain equipment overhaul costs are capitalized when such costs are determined to extend the useful life of the asset or are part of the cost of acquiring the asset. Maintenance and repairs are charged to expense as incurred. We capitalize certain direct internal and external costs associated with the development of internal–use software. Gains and losses on sales of property used in operations are classified within operating expenses.

For financial reporting purposes, we record depreciation and amortization of property and equipment on a straight–line basis over the asset's service life or related lease term, if shorter. For income tax purposes, depreciation is computed using accelerated methods when applicable. The depreciable lives and net book value of our property and equipment are as follows (dollars in millions):

	Range	Net Book Value at May 31, 2011	2010
Wide–body aircraft and related equipment	15 to 30 years	**$ 6,536**	$ 5,897
Narrow–body and feeder aircraft and related equipment	5 to 18 years	**1,517**	1,049
Package handling and ground support equipment	3 to 30 years	**1,985**	1,895
Vehicles	3 to 15 years	**1,076**	1,095
Computer and electronic equipment	2 to 10 years	**776**	649
Facilities and other	2 to 40 years	**3,653**	3,800

Substantially all property and equipment have no material residual values. The majority of aircraft costs are depreciated on a straight–line basis over 15 to 18 years. We periodically evaluate the estimated service lives and residual values used to depreciate our property and equipment. This evaluation may result in changes in the estimated lives and residual values. Such changes did not materially affect depreciation expense in any period presented. Depreciation expense, excluding gains and losses on sales of property and equipment used in operations, was $1.9 billion in 2011 and 2010, and $1.8 billion in 2009. Depreciation and amortization expense includes amortization of assets under capital lease.

CAPITALIZED INTEREST. Interest on funds used to finance the acquisition and modification of aircraft, including purchase deposits, construction of certain facilities, and development of certain software up to the date the asset is ready for its intended use is capitalized and included in the cost of the asset if the asset is actively under construction. Capitalized interest was $71 million in 2011, $80 million in 2010 and $71 million in 2009.

IMPAIRMENT OF LONG–LIVED ASSETS. Long–lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.

We operate integrated transportation networks, and accordingly, cash flows for most of our operating assets are assessed at a network level, not at an individual asset level, for our analysis of impairment. In 2011, we incurred asset impairment charges of $29 million related to the combination of our LTL operations at FedEx Freight (see "FedEx Freight Network Combination" below for additional information).

There were no material property and equipment impairment charges recognized in 2010. During 2009, we recorded $202 million in property and equipment impairment charges. These charges were primarily related to our decision to permanently remove from service certain aircraft, along with certain excess aircraft engines, at FedEx Express.

GOODWILL. Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefit from synergies of the combination and the existing workforce of the acquired entity. Goodwill is reviewed at least annually for impairment by comparing the fair value of each reporting unit with its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations may include both internal and third–party valuations. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter.

INTANGIBLE ASSETS. Intangible assets include customer relationships, technology assets and contract–based intangibles acquired in business combinations. Intangible assets are amortized over periods ranging from 3 to 12 years, either on a straight–line basis or an accelerated basis depending upon the pattern in which the economic benefits are realized.

PENSION AND POSTRETIREMENT HEALTHCARE PLANS. Our defined benefit plans are measured using actuarial techniques that reflect management's assumptions for discount rate, expected long–term investment returns on plan assets, salary increases, expected retirement, mortality, employee turnover and future increases in healthcare costs. We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high–grade corporate bonds (rated Aa or better) with cash flows that are designed to match our expected benefit payments in future years. A calculated–value method is employed for purposes of determining the expected return on the plan asset component of net periodic pension cost for our tax–qualified U.S. domestic pension plans ("U.S. Pension Plans").

The accounting guidance related to employers' accounting for defined benefit pension and other postretirement plans requires recognition in the balance sheet of the funded status of defined benefit pension and other postretirement benefit plans, and the recognition in other comprehensive income ("OCI") of unrecognized gains or losses and prior service costs or credits. Additionally, the guidance requires the measurement date for plan assets and liabilities to coincide with the plan sponsor's year end.

At May 31, 2011, we recorded a decrease to equity through OCI of $350 million (net of tax) based primarily on year–end adjustments related to increases in our projected benefit obligation due to a decrease in the discount rate used to measure the liability at May 31, 2011. At May 31, 2010, we recorded a decrease to equity through OCI of $1.0 billion (net of tax) based primarily on year–end adjustments related to increases in our projected benefit obligation due to a decrease in the discount rate used to measure the liability at May 31, 2010.

INCOME TAXES. Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid.

We recognize liabilities for uncertain income tax positions based on a two–step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the related provision.

We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The remaining portion of our income tax liabilities and accrued interest and penalties are presented as noncurrent liabilities because payment of cash is not anticipated within one year of the balance sheet date. These noncurrent income tax liabilities are recorded in the caption "Other liabilities" in the accompanying consolidated balance sheets.

SELF–INSURANCE ACCRUALS. We are self–insured for workers' compensation claims, vehicle accidents and general liabilities, benefits paid under employee healthcare programs and long–term disability benefits. Accruals are primarily based on the actuarially estimated, undiscounted cost of claims, which includes incurred–but–not–reported claims. Current workers' compensation claims, vehicle and general liability, employee healthcare claims and long–term disability are included in accrued expenses. We self–insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense.

LEASES. We lease certain aircraft, facilities, equipment and vehicles under capital and operating leases. The commencement date of all leases is the earlier of the date we become legally obligated to make rent payments or the date we may exercise control over the use of the property. In addition to minimum rental payments, certain leases provide for contingent rentals based on equipment usage principally related to aircraft leases at FedEx Express and copier usage at FedEx Office. Rent expense associated with contingent rentals is recorded as incurred. Certain of our leases contain fluctuating or escalating payments and rent holiday periods. The related rent expense is recorded on a straight–line basis over the lease term. The cumulative excess of rent payments over rent expense is accounted for as a deferred lease asset and recorded in "Other assets" in the accompanying consolidated balance sheets. The cumulative excess of rent expense over rent payments is accounted for as a deferred lease obligation. Leasehold improvements associated with assets utilized under capital or operating leases are amortized over the shorter of the asset's useful life or the lease term.

DEFERRED GAINS. Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized ratably over the life of the lease as a reduction of rent expense. Substantially all of these deferred gains are related to aircraft transactions.

FOREIGN CURRENCY TRANSLATION. Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported, net of applicable deferred income taxes, as a component of accumulated other comprehensive income within common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in the caption "Other, net" in the accompanying consolidated statements of income and were immaterial for each period presented. Cumulative net foreign currency translation gains in accumulated other comprehensive income were $156 million at May 31, 2011, $30 million at May 31, 2010 and $56 million at May 31, 2009.

EMPLOYEES UNDER COLLECTIVE BARGAINING ARRANGEMENTS. The pilots of Federal Express Corporation ("FedEx Express"), which represent a small number of FedEx Express's total employees, are employed under a collective bargaining agreement. During the fourth quarter of 2011, the pilots ratified a new labor contract that includes safety initiatives, increases in hourly pay rates and travel per diem rates, and provisions for opening a European crew base. The new contract is scheduled to become amendable in March 2013 unless the union exercises its option to shorten the contract, in which case the agreement would be amendable in March 2012 and a portion of the hourly pay increases would be canceled. In addition to our pilots at FedEx Express, certain of FedEx Express's non–U.S. employees are unionized.

STOCK–BASED COMPENSATION. We recognize compensation expense for stock–based awards under the provisions of the accounting guidance related to share–based payments. This guidance requires recognition of compensation expense for stock–based awards using a fair value method.

DIVIDENDS DECLARED PER COMMON SHARE. On June 6, 2011, our Board of Directors declared a quarterly dividend of $0.13 per share of common stock. The dividend was paid on July 1, 2011 to stockholders of record as of the close of business on June 17, 2011. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we evaluate our dividend payment amount on an annual basis at the end of each fiscal year.

FEDEX FREIGHT NETWORK COMBINATION. The previously announced combination of our FedEx Freight and FedEx National LTL operations was completed on January 30, 2011. Our combined LTL network will increase efficiencies, reduce operational costs and provide customers both Priority and Economy LTL freight services across all lengths of haul from one integrated company. These actions resulted in the following incremental costs, including an impairment charge recorded during 2011. Charges for the year ended May 31, 2011 include the following (in millions):

	2011
Severance	$ 40
Lease terminations	20
Asset impairments	29
Impairment and other charges	89
Other program costs	44
Total program costs	$ 133

Other program costs include $15 million of accelerated depreciation expense due to a change in the estimated useful life of certain assets impacted by the combination of these operations and other incremental costs directly associated with the program. Substantially all of the severance accruals were paid during the fourth quarter of 2011 and the remaining severance accruals will be paid during the first quarter of 2012. We have received $88 million related to asset sales, which offset the total cash outlays for the program. The estimates recorded at May 31, 2011 are not subject to any material risk of change.

USE OF ESTIMATES. The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: self–insurance accruals; retirement plan obligations; long–term incentive accruals; tax liabilities; accounts receivable allowances; obsolescence of spare parts; contingent liabilities; loss contingencies, such as litigation and other claims; and impairment assessments on long–lived assets (including goodwill).

NOTE 2: RECENT ACCOUNTING GUIDANCE

New accounting rules and disclosure requirements can significantly impact our reported results and the comparability of our financial statements. We believe the following new accounting guidance is relevant to the readers of our financial statements.

On June 1, 2008, we adopted the authoritative guidance issued by the Financial Accounting Standards Board ("FASB") on fair value measurements, which provides a common definition of fair value, establishes a uniform framework for measuring fair value and requires expanded disclosures about fair value measurements. On June 1, 2009, we implemented the previously deferred provisions of this guidance for nonfinancial assets and liabilities recorded at fair value, as required. The adoption of this new guidance had no impact on our financial statements.

On June 1, 2009, we adopted the authoritative guidance issued by FASB on employers' disclosures about postretirement benefit plan assets. This guidance provides objectives that an employer should consider when providing detailed disclosures about assets of a defined benefit pension or other postretirement plan, including disclosures about investment policies and strategies, categories of plan assets, significant concentrations of risk and the inputs and valuation techniques used to measure the fair value of plan assets. See Note 12 for related disclosures.

On June 1, 2009, we adopted the authoritative guidance issued by FASB related to interim disclosures about the fair value of financial instruments. This guidance requires disclosures about the fair value of financial instruments for interim reporting periods in addition to annual reporting periods.

In June 2011, the FASB issued new guidance to make the presentation of items within OCI more prominent. The new standard will require companies to present items of net income, items of OCI and total comprehensive income in one continuous statement or two separate consecutive statements, and companies will no longer be allowed to present items of OCI in the statement of stockholders' equity. Reclassification adjustments between OCI and net income will be presented separately on the face of the financial statements. This new standard is effective for our fiscal year ending May 31, 2013.

We believe there is no additional new accounting guidance adopted but not yet effective that is relevant to the readers of our financial statements. However, there are numerous new proposals under development which, if and when enacted, may have a significant impact on our financial reporting.

NOTE 3: BUSINESS COMBINATIONS

On February 22, 2011, FedEx Express completed the acquisition of the Indian logistics, distribution and express businesses of AFL Pvt. Ltd. and its affiliate Unifreight India Pvt. Ltd. for $96 million in cash. The financial results of the acquired businesses are included in the FedEx Express segment from the date of acquisition and were not material to our results of operations or financial condition. Substantially all of the purchase price was allocated to goodwill.

On December 15, 2010, FedEx entered into an agreement to acquire Servicios Nacionales Mupa, S.A. de C.V. (MultiPack), a Mexican domestic express package delivery company. This acquisition will be funded with cash from operations and is expected to be completed during the first quarter of 2012, subject to customary closing conditions. The financial results of the acquired company will be included in the FedEx Express segment from the date of acquisition and will be immaterial to our 2012 results.

These acquisitions will give us more robust domestic transportation networks and added capabilities in these important global markets.

NOTE 4: GOODWILL AND OTHER INTANGIBLE ASSETS

GOODWILL. The carrying amount of goodwill attributable to each reportable operating segment and changes therein are as follows (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Services Segment	Total
Goodwill at May 31, 2009	$ 1,090	$ 90	$ 802	$ 1,539	$ 3,521
Accumulated impairment charges	–	–	(115)	(1,177)	(1,292)
Balance as of May 31, 2009	1,090	90	687	362	2,229
Impairment charge	–	–	(18)	–	(18)
Purchase adjustments and other[1]	(11)	–	–	–	(11)
Transfer between segments[2]	66	–	(66)	–	–
Balance as of May 31, 2010	1,145	90	603	362	2,200
Goodwill acquired[3]	**89**	–	–	–	**89**
Purchase adjustments and other[1]	**38**	–	**(1)**	–	**37**
Balance as of May 31, 2011	**$ 1,272**	**$ 90**	**$ 602**	**$ 362**	**$ 2,326**
Accumulated goodwill impairment charges as of May 31, 2011	**$ –**	**$ –**	**$ (133)**	**$ (1,177)**	**$ (1,310)**

(1) Primarily currency translation adjustments.

(2) Transfer of goodwill related to the merger of Caribbean Transportation Services into FedEx Express effective June 1, 2009.

(3) Goodwill acquired in 2011 relates to the acquisition of the Indian logistics, distribution and express businesses of AFL Pvt. Ltd. and its affiliate Unifreight India Pvt. Ltd. See Note 3 for related disclosures.

Our reporting units with significant recorded goodwill include our FedEx Express, FedEx Freight and FedEx Office reporting units. We evaluated these reporting units during the fourth quarter of 2011. The estimated fair value of each of these reporting units exceeded their carrying values in 2011, and we do not believe that any of these reporting units are at risk as of May 31, 2011.

Goodwill Impairment Charges – 2010

In connection with our annual impairment testing of goodwill conducted in the fourth quarter of 2010, we recorded a charge of $18 million for impairment of the value of the remaining goodwill at our FedEx National LTL reporting unit. In connection with the combination of our LTL networks in 2011, this unit was merged into the FedEx Freight reporting unit. The impairment charge resulted from the significant negative impact of the U.S. recession on the LTL industry, which resulted in volume and yield declines and operating losses.

Goodwill Impairment Charges – 2009

FEDEX OFFICE. During 2009, in response to the lower revenues and continued operating losses at FedEx Office resulting from the U.S. recession, the company initiated an internal reorganization designed to improve revenue–generating capabilities and reduce costs including headcount reductions, the termination of operations in some international locations and substantially curtailing future network expansion. Despite these actions, operating losses and weak economic conditions significantly impacted our FedEx Office reporting unit.

In connection with our annual impairment testing in 2009, we concluded that the recorded goodwill was impaired and recorded an impairment charge of $810 million during the fourth quarter of 2009. The goodwill impairment charge is included in 2009 operating expenses in the accompanying consolidated statements of income. This charge was included in the results of the FedEx Services segment and was not allocated to our transportation segments, as the charge was unrelated to the core performance of those businesses.

FEDEX NATIONAL LTL. In 2009, we recorded a goodwill impairment charge of $90 million at our FedEx National LTL unit. This charge was a result of reduced revenues and increased operating losses due to the negative impact of the U.S. recession.

OTHER INTANGIBLE ASSETS. The net book value of our intangible assets was $38 million in 2011 and $69 million in 2010. Amortization expense for intangible assets was $32 million in 2011, $51 million in 2010 and $73 million in 2009. Estimated amortization expense is expected to be immaterial in 2012.

NOTE 5: SELECTED CURRENT LIABILITIES

The components of selected current liability captions were as follows (in millions):

	May 31, 2011	2010
Accrued Salaries and Employee Benefits		
Salaries	**$ 256**	$ 230
Employee benefits, including variable compensation	**468**	386
Compensated absences	**544**	530
	$ 1,268	$ 1,146
Accrued Expenses		
Self–insurance accruals	**$ 696**	$ 675
Taxes other than income taxes	**357**	347
Other	**841**	693
	$ 1,894	$ 1,715

NOTE 6: LONG–TERM DEBT AND OTHER FINANCING ARRANGEMENTS

The components of long–term debt (net of discounts), along with maturity dates for the years subsequent to May 31, 2011, are as follows (in millions):

	May 31,	
	2011	2010
Senior unsecured debt		
Interest rate of 7.25%, due in 2011	**$ –**	$ 250
Interest rate of 9.65%, due in 2013	**300**	300
Interest rate of 7.38%, due in 2014	**250**	250
Interest rate of 8.00%, due in 2019	**750**	750
Interest rate of 7.60%, due in 2098	**239**	239
	1,539	1,789
Capital lease obligations	**146**	141
	1,685	1,930
Less current portion	**18**	262
	$ 1,667	$ 1,668

Interest on our fixed–rate notes is paid semi–annually. Long–term debt, exclusive of capital leases, had carrying values of $1.5 billion compared with estimated fair values of $1.9 billion at May 31, 2011, and $1.8 billion compared with estimated fair values of $2.1 billion at May 31, 2010. The estimated fair values were determined based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

We have a shelf registration statement filed with the Securities and Exchange Commission that allows us to sell, in one or more future offerings, any combination of our unsecured debt securities and common stock.

During 2011, we repaid our $250 million 7.25% unsecured notes that matured on February 15, 2011. During 2010, we repaid our $500 million 5.50% notes that matured on August 15, 2009 using cash from operations and a portion of the proceeds of our January 2009 $1 billion senior unsecured debt offering. During 2011, we made principal payments in the amount of $12 million related to capital lease obligations. During 2010, we made principal payments in the amount of $153 million related to capital lease obligations.

A $1 billion revolving credit facility is available to finance our operations and other cash flow needs and to provide support for the issuance of commercial paper. This five–year credit agreement was entered into on April 26, 2011, and replaced the $1 billion three–year credit agreement dated July 22, 2009. The agreement contains a financial covenant, which requires us to maintain a leverage ratio of adjusted debt (long–term debt, including the current portion of such debt, plus six times our last four fiscal quarters' rentals and landing fees) to capital (adjusted debt plus total common stockholders' investment) that does not exceed 0.7 to 1.0. Our leverage ratio of adjusted debt to capital was 0.5 at May 31, 2011. Under this financial covenant, our additional borrowing capacity is capped, although this covenant continues to provide us with ample liquidity, if needed. We are in compliance with this and all other restrictive covenants of our revolving credit agreement and do not expect the covenants to affect our operations, including our liquidity or borrowing capacity. As of May 31, 2011, no commercial paper was outstanding and the entire $1 billion under the revolving credit facility was available for future borrowings.

We issue other financial instruments in the normal course of business to support our operations, including letters of credit and surety bonds. We had a total of $619 million in letters of credit outstanding at May 31, 2011, with $93 million unused under our primary $500 million letter of credit facility, and $460 million in outstanding surety bonds placed by third–party insurance providers. These instruments are required under certain U.S. self–insurance programs and are also used in the normal course of international operations. The underlying liabilities insured by these instruments are reflected in our balance sheets, where applicable. Therefore, no additional liability is reflected for the letters of credit and surety bonds themselves.

Our capital lease obligations include leases for aircraft and facilities. Our facility leases include leases that guarantee the repayment of certain special facility revenue bonds that have been issued by municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These bonds require interest payments at least annually, with principal payments due at the end of the related lease agreement.

NOTE 7: LEASES

We utilize certain aircraft, land, facilities, retail locations and equipment under capital and operating leases that expire at various dates through 2046. We leased 11% of our total aircraft fleet under capital or operating leases as of May 31, 2011 as compared to 12% as of May 31, 2010. A portion of our supplemental aircraft are leased by us under agreements that provide for cancellation upon 30 days' notice. Our leased facilities include national, regional and metropolitan sorting facilities, retail facilities and administrative buildings.

The components of property and equipment recorded under capital leases were as follows (in millions):

	May 31,	
	2011	2010
Aircraft	**$ 8**	$ 15
Package handling and ground support equipment	**165**	165
Vehicles	**17**	17
Other, principally facilities	**145**	146
	335	343
Less accumulated amortization	**307**	312
	$ 28	$ 31

Rent expense under operating leases for the years ended May 31 was as follows (in millions):

	2011	2010	2009
Minimum rentals	**$ 2,025**	$ 2,001	$ 2,047
Contingent rentals[1]	**193**	152	181
	$ 2,218	$ 2,153	$ 2,228

(1) Contingent rentals are based on equipment usage.

A summary of future minimum lease payments under capital leases and noncancelable operating leases with an initial or remaining term in excess of one year at May 31, 2011 is as follows (in millions):

		Operating Leases		
	Capital Leases	Aircraft and Related Equipment	Facilities and Other	Total Operating Leases
2012	$ 25	$ 494	$ 1,300	$ 1,794
2013	119	499	1,155	1,654
2014	2	473	992	1,465
2015	2	455	899	1,354
2016	2	458	734	1,192
Thereafter	13	1,545	4,988	6,533
Total	163	$ 3,924	$ 10,068	$ 13,992
Less amount representing interest	17			
Present value of net minimum lease payments	$ 146			

The weighted–average remaining lease term of all operating leases outstanding at May 31, 2011 was approximately six years. While certain of our lease agreements contain covenants governing the use of the leased assets or require us to maintain certain levels of insurance, none of our lease agreements include material financial covenants or limitations.

FedEx Express makes payments under certain leveraged operating leases that are sufficient to pay principal and interest on certain pass–through certificates. The pass–through certificates are not direct obligations of, or guaranteed by, FedEx or FedEx Express.

We are the lessee in a series of operating leases covering a portion of our leased aircraft. The lessors are trusts established specifically to purchase, finance and lease aircraft to us. These leasing entities meet the criteria for variable interest entities. We are not the primary beneficiary of the leasing entities, as the lease terms are consistent with market terms at the inception of the lease and do not include a residual value guarantee, fixed–price purchase option or similar feature that obligates us to absorb decreases in value or entitles us to participate in increases in the value of the aircraft. As such, we are not required to consolidate the entity as the primary beneficiary. Our maximum exposure under these leases is included in the summary of future minimum lease payments shown above.

NOTE 8: PREFERRED STOCK

Our Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of preferred stock. The stock is issuable in series, which may vary as to certain rights and preferences, and has no par value. As of May 31, 2011, none of these shares had been issued.

NOTE 9: STOCK–BASED COMPENSATION

Our total stock–based compensation expense for the years ended May 31 was as follows (in millions):

	2011	2010	2009
Stock–based compensation expense	**$ 98**	$ 101	$ 99

We have two types of equity–based compensation: stock options and restricted stock.

STOCK OPTIONS. Under the provisions of our incentive stock plans, key employees and non–employee directors may be granted options to purchase shares of our common stock at a price not less than its fair market value on the date of grant. Vesting requirements are determined at the discretion of the Compensation Committee of our Board of Directors. Option–vesting periods range from one to four years, with 83% of our options vesting ratably over four years. Compensation expense associated with these awards is recognized on a straight–line basis over the requisite service period of the award.

RESTRICTED STOCK. Under the terms of our incentive stock plans, restricted shares of our common stock are awarded to key employees. All restrictions on the shares expire ratably over a four–year period. Shares are valued at the market price on the date of award. The terms of our restricted stock provide for continued vesting subsequent to the employee's retirement. Compensation expense associated with these awards is recognized on a straight–line basis over the shorter of the remaining service or vesting period.

VALUATION AND ASSUMPTIONS. We use the Black–Scholes option pricing model to calculate the fair value of stock options. The value of restricted stock awards is based on the stock price of the award on the grant date. We record stock–based compensation expense in the "Salaries and employee benefits" caption in the accompanying consolidated statements of income.

The key assumptions for the Black–Scholes valuation method include the expected life of the option, stock price volatility, a risk–free interest rate, and dividend yield. Many of these assumptions are judgmental and highly sensitive. Following is a table of the weighted–average Black–Scholes value of our stock option grants, the intrinsic value of options exercised (in millions), and the key weighted–average assumptions used in the valuation calculations for the options granted during the years ended May 31, and then a discussion of our methodology for developing each of the assumptions used in the valuation model:

	2011	2010	2009
Weighted–average Black–Scholes value	**$ 28.12**	$ 20.47	$ 23.66
Intrinsic value of options exercised	**$ 80**	$ 77	$ 7
Black–Scholes Assumptions:			
Expected lives	**5.9 years**	5.7 years	5.5 years
Expected volatility	**34%**	32%	23%
Risk–free interest rate	**2.36%**	3.24%	3.28%
Dividend yield	**0.558%**	0.742%	0.492%

Expected Lives. This is the period of time over which the options granted are expected to remain outstanding. Options granted have a maximum term of 10 years. We examine actual stock option exercises to determine the expected life of the options. An increase in the expected term will increase compensation expense.

Expected Volatility. Actual changes in the market value of our stock are used to calculate the volatility assumption. We calculate daily market value changes from the date of grant over a past period equal to the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk–Free Interest Rate. This is the U.S. Treasury Strip rate posted at the date of grant having a term equal to the expected life of the option. An increase in the risk–free interest rate will increase compensation expense.

Dividend Yield. This is the annual rate of dividends per share over the exercise price of the option. An increase in the dividend yield will decrease compensation expense.

The following table summarizes information about stock option activity for the year ended May 31, 2011:

	Stock Options			
	Shares	Weighted–Average Exercise Price	Weighted–Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)[1]
Outstanding at June 1, 2010	20,238,056	$ 78.32		
Granted	**2,474,603**	**81.86**		
Exercised	**(2,043,050)**	**53.13**		
Forfeited	**(506,446)**	**104.38**		
Outstanding at May 31, 2011	**20,163,163**	**$ 81.20**	**5.7 years**	**$ 327**
Exercisable	**12,968,690**	**$ 84.74**	**4.3 years**	**$ 181**
Expected to vest	**6,618,915**	**$ 74.83**	**8.2 years**	**$ 135**
Available for future grants	**11,928,567**			

(1) Only presented for options with market value at May 31, 2011 in excess of the exercise price of the option.

The options granted during the year ended May 31, 2011 are primarily related to our principal annual stock option grant in June 2010.

The following table summarizes information about vested and unvested restricted stock for the year ended May 31, 2011:

	Restricted Stock	
	Shares	Weighted–Average Grant Date Fair Value
Unvested at June 1, 2010	637,296	$ 74.02
Granted	**235,998**	**78.74**
Vested	**(234,716)**	**81.11**
Forfeited	**(12,198)**	**70.91**
Unvested at May 31, 2011	**626,380**	**$ 73.20**

During the year ended May 31, 2010, there were 391,786 shares of restricted stock granted with a weighted–average fair value of $57.07. During the year ended May 31, 2009, there were 197,180 shares of restricted stock granted with a weighted–average fair value of $90.57.

The following table summarizes information about stock option vesting during the years ended May 31:

	Stock Options	
	Vested during the year	Fair value (in millions)
2009	2,414,815	$ 64
2010	2,296,211	63
2011	**2,721,602**	**67**

As of May 31, 2011, there was $132 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share–based compensation arrangements. This compensation expense is expected to be recognized on a straight–line basis over the remaining weighted–average vesting period of approximately two years.

Total shares outstanding or available for grant related to equity compensation at May 31, 2011 represented 10% of the total outstanding common and equity compensation shares and equity compensation shares available for grant.

NOTE 10: COMPUTATION OF EARNINGS PER SHARE

The calculation of basic and diluted earnings per common share for the years ended May 31 was as follows (in millions, except per share amounts):

	2011	2010	2009
Basic earnings per common share:			
Net earnings allocable to common shares[1]	**$ 1,449**	$ 1,182	$ 97
Weighted–average common shares	**315**	312	311
Basic earnings per common share	**$ 4.61**	$ 3.78	$ 0.31
Diluted earnings per common share:			
Net earnings allocable to common shares[1]	**$ 1,449**	$ 1,182	$ 97
Weighted–average common shares	**315**	312	311
Dilutive effect of share–based awards	**2**	2	1
Weighted–average diluted shares	**317**	314	312
Diluted earnings per common share	**$ 4.57**	$ 3.76	$ 0.31
Anti–dilutive options excluded from diluted earnings per common share	**9.3**	11.5	12.6

(1) Net earnings available to participating securities were immaterial in all periods presented.

NOTE 11: INCOME TAXES

The components of the provision for income taxes for the years ended May 31 were as follows (in millions):

	2011	2010	2009
Current provision (benefit)			
Domestic:			
Federal	**$ 79**	$ 36	$ (35)
State and local	**48**	54	18
Foreign	**198**	207	214
	325	297	197
Deferred provision (benefit)			
Domestic:			
Federal	**485**	408	327
State and local	**12**	15	48
Foreign	**(9)**	(10)	7
	488	413	382
	$ 813	$ 710	$ 579

Our current federal income tax expenses in 2011, 2010, and 2009 were significantly reduced by accelerated depreciation deductions we claimed under provisions of the Tax Relief and the Small Business Jobs Acts of 2010, the American Recovery and Reinvestment Tax Act of 2009, and the Economic Stimulus Act of 2008. Those acts, designed to stimulate new business investment in the U.S., accelerated our depreciation deductions for new qualifying investments, such as our new Boeing 777 freighter ("B777F") aircraft. These are timing benefits only, in that the depreciation would have otherwise been recognized in later years.

Pre–tax earnings of foreign operations for 2011, 2010 and 2009 were $472 million, $555 million and $106 million, respectively, which represent only a portion of total results associated with international shipments.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended May 31 was as follows:

	2011	2010	2009
Statutory U.S. income tax rate	**35.0%**	35.0%	35.0%
Increase resulting from:			
Goodwill impairment	–	–	48.0
State and local income taxes, net of federal benefit	**1.7**	2.4	1.9
Other, net	**(0.8)**	0.1	0.7
Effective tax rate	**35.9%**	37.5%	85.6%

Our 2011 rate was lower than our 2010 rate primarily due to increased permanently reinvested foreign earnings and a lower state tax rate driven principally by favorable audit and legislative developments. Our 2009 rate was significantly impacted by goodwill impairment charges that are not deductible for income tax purposes.

The significant components of deferred tax assets and liabilities as of May 31 were as follows (in millions):

	2011		2010	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Property, equipment, leases and intangibles	**$ 274**	**$ 2,675**	$ 377	$ 2,157
Employee benefits	**1,016**	**34**	783	36
Self–insurance accruals	**519**	–	416	–
Other	**422**	**269**	490	238
Net operating loss/credit carryforwards	**172**	–	142	–
Valuation allowances	**(151)**	–	(139)	–
	$ 2,252	**$ 2,978**	$ 2,069	$ 2,431

The net deferred tax liabilities as of May 31 have been classified in the balance sheets as follows (in millions):

	2011	2010
Current deferred tax asset	**$ 610**	$ 529
Noncurrent deferred tax liability	**(1,336)**	(891)
	$ (726)	$ (362)

We have $484 million of net operating loss carryovers in various foreign jurisdictions and $524 million of state operating loss carryovers. The valuation allowances primarily represent amounts reserved for operating loss and tax credit carryforwards, which expire over varying periods starting in 2012. As a result of this and other factors, we believe that a substantial portion of these deferred tax assets may not be realized.

Unremitted earnings of our foreign subsidiaries amounted to $640 million at the end of 2011 and $325 million at the end of 2010. We have not recognized deferred taxes for U.S. federal income tax purposes on the unremitted earnings of our foreign subsidiaries that are permanently reinvested. In 2011, our permanent reinvestment strategy with respect to unremitted earnings of our foreign subsidiaries provided a 1.3% benefit to our effective tax rate. Were the earnings to be distributed, in the form of dividends or otherwise, these unremitted earnings would be subject to U.S. federal income tax and non–U.S. withholding taxes. Unrecognized foreign tax credits potentially would be available to reduce a portion of the U.S. tax liability. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to uncertainties related to the timing and source of any potential distribution of such funds, along with other important factors such as the amount of associated foreign tax credits. As of May 31, 2011, we had $300 million of cash in offshore jurisdictions associated with our permanent reinvestment strategy.

We file income tax returns in the U.S., various U.S. state and local jurisdictions, and various foreign jurisdictions. The Internal Revenue Service is currently auditing our consolidated U.S. income tax returns for the 2007 through 2009 tax years. We are no longer subject to U.S. federal income tax examination for years through 2006 except for specific U.S. federal income tax positions that are in various stages of appeal and/or litigation. No resolution date can be reasonably estimated at this time for these appeals and litigation, but their resolution is not expected to have a material effect on our consolidated financial statements. We are also subject to ongoing audits in state, local and foreign tax jurisdictions throughout the world.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2011	2010	2009
Balance at beginning of year	**$ 82**	$ 72	$ 88
Increases for tax positions taken in the current year	**2**	3	7
Increases for tax positions taken in prior years	**6**	14	10
Decreases for tax positions taken in prior years	**(10)**	(4)	(30)
Settlements	**(11)**	(3)	(3)
Balance at end of year	**$ 69**	$ 82	$ 72

Our liabilities recorded for uncertain tax positions include $56 million at May 31, 2011 and $67 million at May 31, 2010 associated with positions that if favorably resolved would provide a benefit to our effective tax rate. We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The balance of accrued interest and penalties was $18 million on May 31, 2011 and $20 million on May 31, 2010. Total interest and penalties included in our consolidated statements of income are immaterial. Included in the 2011 and 2010 balances are $9 million of tax positions for which the ultimate deductibility or income inclusion is certain but for which there may be uncertainty about the timing of such deductibility or income inclusion.

It is difficult to predict the ultimate outcome or the timing of resolution for tax positions. Changes may result from the conclusion of ongoing audits, appeals or litigation in state, local, federal and foreign tax jurisdictions, or from the resolution of various proceedings between the U.S. and foreign tax authorities. Our liability for uncertain tax positions includes no matters that are individually or collectively material to us. It is reasonably possible that the amount of the benefit with respect to certain of our unrecognized tax positions will increase or decrease within the next 12 months, but an estimate of the range of the reasonably possible changes cannot be made. However, we do not expect that the resolution of any of our uncertain tax positions will be material.

NOTE 12: RETIREMENT PLANS

We sponsor programs that provide retirement benefits to most of our employees. These programs include defined benefit pension plans, defined contribution plans and postretirement healthcare plans. The accounting for pension and postretirement healthcare plans includes numerous assumptions, such as: discount rates; expected long–term investment returns on plan assets; future salary increases; employee turnover; mortality; and retirement ages. These assumptions most significantly impact our U.S. Pension Plans.

The accounting guidance related to postretirement benefits requires recognition in the balance sheet of the funded status of defined benefit pension and other postretirement benefit plans, and the recognition in accumulated other comprehensive income ("AOCI") of unrecognized gains or losses and prior service costs or credits. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation ("PBO") of the plan. At May 31, 2011, we recorded a decrease to equity of $350 million (net of tax) attributable to our plans. At May 31, 2010, we recorded a decrease to equity of $1 billion (net of tax) to reflect unrealized actuarial losses during 2010.

A summary of our retirement plans costs over the past three years is as follows (in millions):

	2011	2010	2009
U.S. domestic and international pension plans	**$ 543**	$ 308	$ 177
U.S. domestic and international defined contribution plans	**257**	136	237
Postretirement healthcare plans	**60**	42	57
	$ 860	$ 486	$ 471

PENSION PLANS. Our largest pension plan covers certain U.S. employees age 21 and over, with at least one year of service. Pension benefits for most employees are accrued under a cash balance formula we call the Portable Pension Account. Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service, and interest on the notional account balance. The Portable Pension Account benefit is payable as a lump sum or an annuity at retirement at the election of the employee. The plan interest credit rate varies from year to year based on a U.S. Treasury index. Prior to 2009, certain employees earned benefits using a traditional pension formula (based on average earnings and years of service); however, benefits under this formula were capped on May 31, 2008. We also sponsor or participate in nonqualified benefit plans covering certain of our U.S. employee groups and other pension plans covering certain of our international employees. The international defined benefit pension plans provide benefits primarily based on final earnings and years of service and are funded in compliance with local laws and practices.

POSTRETIREMENT HEALTHCARE PLANS. Certain of our subsidiaries offer medical, dental and vision coverage to eligible U.S. retirees and their eligible dependents. U.S. employees covered by the principal plan become eligible for these benefits at age 55 and older, if they have permanent, continuous service of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35 if hired on or after January 1, 1988. Postretirement healthcare benefits are capped at 150% of the 1993 per capita projected employer cost, which has been reached and, therefore, these benefits are not subject to additional future inflation.

PENSION PLAN ASSUMPTIONS. Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations and the expected long–term rate of return on plan assets.

We use a measurement date of May 31 for our pension and postretirement healthcare plans. Management reviews the assumptions used to measure pension costs on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year and it is reasonably possible that material changes in pension cost may be experienced in the future. Actuarial gains or losses are generated for changes in assumptions and to the extent that actual results differ from those assumed. These actuarial gains and losses are amortized over the remaining average service lives of our active employees if they exceed a corridor amount in the aggregate. Additional information about our pension plans can be found in the Critical Accounting Estimates section of Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") in this Annual Report.

Weighted–average actuarial assumptions for our primary U.S. retirement plans, which represent substantially all of our PBO and accumulated postretirement benefit obligation ("APBO"), are as follows:

	Pension Plans			Postretirement Healthcare Plans		
	2011	2010	2009	**2011**	2010	2009
Discount rate used to determine benefit obligation	**5.76%**	6.37%	7.68%	**5.67%**	6.11%	7.27%
Discount rate used to determine net periodic benefit cost	**6.37**	7.68	7.15	**6.11**	7.27	7.13
Rate of increase in future compensation levels used to determine benefit obligation	**4.58**	4.63	4.42	–	–	–
Rate of increase in future compensation levels used to determine net periodic benefit cost	**4.63**	4.42	4.49	–	–	–
Expected long–term rate of return on assets	**8.00**	8.00	8.50	–	–	–

The estimated average rate of return on plan assets is a long–term, forward–looking assumption that also materially affects our pension cost. It is required to be the expected future long–term rate of earnings on plan assets. Establishing the expected future rate of investment return on our pension assets is a judgmental matter. We review the expected long–term rate of return on an annual basis and revise it as appropriate. Management considers the following factors in determining this assumption:

> the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;

> the types of investment classes in which we invest our pension plan assets and the expected compound geometric return we can reasonably expect those investment classes to earn over time; and

> the investment returns we can reasonably expect our investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

Our estimated long–term rate of return on plan assets remains at 8% for 2012, consistent with our expected rate of return in 2011 and 2010. For the 15–year period ended May 31, 2011, our actual returns were 7.8%.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We use a calculated–value method to determine the value of plan assets, which helps mitigate short–term volatility in market performance (both increases and decreases) by amortizing certain actuarial gains or losses over a period no longer than four years. Another method used in practice applies the market value of plan assets at the measurement date. For purposes of valuing plan assets for determining 2012 pension expense, we used the calculated–value method, as our actual returns on plan assets significantly exceeded our assumptions. However, as previously indicated, our pension costs in 2012 are expected to remain flat. The calculated–value method resulted in the same value as the market value in 2011. The calculated–value method significantly mitigated the impact of asset value declines in the determination of our 2010 pension expense, reducing our 2010 expense by approximately $135 million.

The investment strategy for pension plan assets is to utilize a diversified mix of global public and private equity portfolios, together with fixed–income portfolios, to earn a long–term investment return that meets our pension plan obligations. Our pension plan assets are invested primarily in listed securities, and our pension plans hold only a minimal investment in FedEx common stock that is entirely at the discretion of third–party pension fund investment managers. Our largest holding classes are U.S. Large Cap Equities, which is indexed to an S&P 500 fund, and Corporate and U.S. Government Fixed Income Securities. Accordingly, we do not have any significant concentrations of risk. Active management strategies are utilized within the plan in an effort to realize investment returns in excess of market indices. As part of our strategy to manage future pension costs and net funded status volatility, we have transitioned to a liability–driven investment strategy with a greater concentration of fixed–income securities to better align plan assets with liabilities. Our investment strategy also includes the limited use of derivative financial instruments on a discretionary basis to improve investment returns and manage exposure to market risk. In all cases, our investment managers are prohibited from using derivatives for speculative purposes and are not permitted to use derivatives to leverage a portfolio.

Following is a description of the valuation methodologies used for investments measured at fair value:

> **Cash and cash equivalents.** These Level 1 investments include cash, cash equivalents and foreign currency valued using exchange rates. The Level 2 investments include commingled funds valued using the net asset value.

> **Domestic and international equities.** These Level 1 investments are valued at the closing price or last trade reported on the major market on which the individual securities are traded. The Level 2 investments are commingled funds valued using the net asset value.

> **Private equity.** The valuation of these Level 3 investments requires significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long–term nature of such assets. Investments are valued based upon recommendations of our investment managers incorporating factors such as contributions and distributions, market transactions, market comparables and performance multiples.

> **Fixed income.** We determine the fair value of these Level 2 corporate bonds, U.S. government securities and other fixed income securities by using bid evaluation pricing models or quoted prices of securities with similar characteristics.

The fair values of investments by level and asset category and the weighted–average asset allocations for our domestic pension plans at the measurement date are presented in the following table (in millions):

	Plan Assets at Measurement Date					
	2011					
Asset Class	Fair Value	Actual%	Target%	Quoted Prices in Active Markets Level 1	Other Observable Inputs Level 2	Unobservable Inputs Level 3
Cash and cash equivalents	$ 409	3%	1%	$ 107	$ 302	
Domestic equities						
U.S. large cap equity	4,280	27	24	26	4,254	
U.S. SMID cap equity	1,481	10	9	1,481		
International equities	2,013	13	12	1,702	311	
Private equities	403	3	5			$ 403
Fixed income securities			49			
Corporate	3,794	24			3,794	
U.S. government	3,135	20			3,135	
Mortgage backed and other	66	–			66	
Other	(63)	–	–	(59)	(4)	
	$ 15,518	100%	100%	$ 3,257	$ 11,858	$ 403

	2010					
Asset Class	Fair Value	Actual%	Target%	Quoted Prices in Active Markets Level 1	Other Observable Inputs Level 2	Unobservable Inputs Level 3
Cash and cash equivalents	$ 427	3%	1%	$ 145	$ 282	
Domestic equities						
U.S. large cap equity	3,374	26	24		3,374	
U.S. SMID cap equity	1,195	9	9	1,195		
International equities	1,502	12	12	1,262	240	
Private equities	399	3	5			$ 399
Fixed income securities			49			
Corporate	3,546	27			3,546	
U.S. government	2,537	19			2,537	
Mortgage backed and other	122	1			122	
Other	(47)	–	–	(46)	(1)	
	$ 13,055	100%	100%	$ 2,556	$ 10,100	$ 399

The change in fair value of Level 3 assets that use significant unobservable inputs is shown in the table below (in millions):

Beginning balance May 31, 2009	$ 341
Actual return on plan assets:	
Assets held at May 31, 2010	38
Assets sold during the year	24
Purchases, sales and settlements	(4)
Balance at May 31, 2010	399
Actual return on plan assets:	
Assets held at May 31, 2011	27
Assets sold during the year	36
Purchases, sales and settlements	(59)
Ending balance May 31, 2011	$ 403

The following table provides a reconciliation of the changes in the pension and postretirement healthcare plans' benefit obligations and fair value of assets over the two–year period ended May 31, 2011 and a statement of the funded status as of May 31, 2011 and 2010 (in millions):

	Pension Plans		Postretirement Healthcare Plans	
	2011	2010	**2011**	2010
Accumulated Benefit Obligation ("ABO")	**$ 16,806**	$ 14,041		
Changes in Projected Benefit Obligation ("PBO") and Accumulated Postretirement Benefit Obligation ("APBO")				
PBO/APBO at the beginning of year	**$ 14,484**	$ 11,050	**$ 565**	$ 433
Service cost	**521**	417	**31**	24
Interest cost	**900**	823	**34**	30
Actuarial loss	**1,875**	2,607	**44**	102
Benefits paid	**(468)**	(391)	**(48)**	(45)
Other	**60**	(22)	**22**	21
PBO/APBO at the end of year	**$ 17,372**	$ 14,484	**$ 648**	$ 565
Change in Plan Assets				
Fair value of plan assets at the beginning of year	**$ 13,295**	$ 10,812	**$ –**	$ –
Actual return on plan assets	**2,425**	1,994	**–**	–
Company contributions	**557**	900	**26**	24
Benefits paid	**(468)**	(391)	**(48)**	(45)
Other	**32**	(20)	**22**	21
Fair value of plan assets at the end of year	**$ 15,841**	$ 13,295	**$ –**	$ –
Funded Status of the Plans	**$ (1,531)**	$ (1,189)	**$ (648)**	$ (565)
Amount Recognized in the Balance Sheet at May 31:				
Current pension, postretirement healthcare and other benefit obligations	**$ (33)**	$ (30)	**$ (31)**	$ (28)
Noncurrent pension, postretirement healthcare and other benefit obligations	**(1,498)**	(1,159)	**(617)**	(537)
Net amount recognized	**$ (1,531)**	$ (1,189)	**$ (648)**	$ (565)
Amounts Recognized in AOCI and not yet reflected in Net Periodic Benefit Cost:				
Net actuarial loss (gain)	**$ 5,386**	$ 5,157	**$ (85)**	$ (134)
Prior service (credit) cost and other	**(993)**	(1,106)	**2**	2
Total	**$ 4,393**	$ 4,051	**$ (83)**	$ (132)
Amounts Recognized in AOCI and not yet reflected in Net Periodic Benefit Cost expected to be amortized in next year's Net Periodic Benefit Cost:				
Net actuarial loss (gain)	**$ 307**	$ 284	**$ (1)**	$ (5)
Prior service credit and other	**(112)**	(113)	**–**	–
Total	**$ 195**	$ 171	**$ (1)**	$ (5)

Our pension plans included the following components at May 31, 2011 and 2010 (in millions):

	ABO	PBO	Fair Value of Plan Assets	Funded Status
2011				
Qualified	**$ 16,024**	**$ 16,445**	**$ 15,518**	**$ (927)**
Nonqualified	**335**	**339**	**–**	**(339)**
International Plans	**447**	**588**	**323**	**(265)**
Total	**$ 16,806**	**$ 17,372**	**$ 15,841**	**$ (1,531)**
2010				
Qualified	$ 13,311	$ 13,635	$ 13,055	$ (580)
Nonqualified	346	348	–	(348)
International Plans	384	501	240	(261)
Total	$ 14,041	$ 14,484	$ 13,295	$ (1,189)

The table above provides the ABO, PBO, fair value of plan assets and funded status of our pension plans on an aggregated basis. The following table presents our plans on a disaggregated basis to show those plans (as a group) whose assets did not exceed their liabilities. These plans are comprised of our unfunded nonqualified plans, certain international plans and our U.S. Pension Plans. At May 31, 2011 and 2010, the fair value of plan assets for pension plans with a PBO or ABO in excess of plan assets were as follows (in millions):

	PBO Exceeds the Fair Value of Plan Assets	
	2011	2010
Pension Benefits		
Fair value of plan assets	**$ 15,815**	$ 13,295
PBO	**(17,346)**	(14,484)
Net funded status	**$ (1,531)**	$ (1,189)

	ABO Exceeds the Fair Value of Plan Assets	
Pension Benefits	**2011**	2010
ABO[1]	**$ (16,530)**	$ (14,014)
Fair value of plan assets	**15,538**	13,263
PBO	**(17,014)**	(14,441)
Net funded status	**$ (1,476)**	$ (1,178)

(1) ABO not used in determination of funded status.

Contributions to our U.S. Pension Plans for the years ended May 31 were as follows (in millions):

	2011	2010
Required	**$ 359**	$ 353
Voluntary	**121**	495
	$ 480	$ 848

Net periodic benefit cost for the three years ended May 31 were as follows (in millions):

	Pension Plans			Postretirement Healthcare Plans		
	2011	2010	2009	**2011**	2010	2009
Service cost	**$ 521**	$ 417	$ 499	**$ 31**	$ 24	$ 31
Interest cost	**900**	823	798	**34**	30	33
Expected return on plan assets	**(1,062)**	(955)	(1,059)	**–**	–	–
Recognized actuarial losses (gains) and other	**184**	23	(61)	**(5)**	(12)	(7)
Net periodic benefit cost	**$ 543**	$ 308	$ 177	**$ 60**	$ 42	$ 57

The increase in pension costs from 2010 to 2011 was due to a significantly lower discount rate used to measure our benefit obligations at our May 31, 2010 measurement date.

Amounts recognized in OCI for all plans were as follows (in millions):

	2011				2010			
	Pension Plans		Postretirement Healthcare Plans		Pension Plans		Postretirement Healthcare Plans	
	Gross Amount	Net of Tax Amount	Gross Amount	Net of Tax Amount	Gross Amount	Net of Tax Amount	Gross Amount	Net of Tax Amount
Net loss and other arising during period	**$ 511**	**$ 321**	**$ 44**	**$ 26**	$ 1,562	$ 986	$ 102	$ 59
Loss from settlements and curtailments	**(13)**	**(8)**	**–**	**–**	–	–	–	–
Amortizations:								
Prior services credit	**113**	**71**	**–**	**–**	113	99	–	–
Actuarial (losses) gains and other	**(284)**	**(178)**	**5**	**3**	(130)	(114)	12	12
Total recognized in OCI	**$ 327**	**$ 206**	**$ 49**	**$ 29**	$ 1,545	$ 971	$ 114	$ 71

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending May 31 (millions):

	Pension Plans	Postretirement Healthcare Plans
2012	$ 562	$ 31
2013	633	31
2014	694	33
2015	754	35
2016	843	37
2017–2021	5,667	225

These estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

Future medical benefit claims costs are estimated to increase at an annual rate of 8.3% during 2012, decreasing to an annual growth rate of 4.5% in 2029 and thereafter. Future dental benefit costs are estimated to increase at an annual rate of 7.0% during 2012, decreasing to an annual growth rate of 4.5% in 2029 and thereafter. A 1% change in these annual trend rates would not have a significant impact on the APBO at May 31, 2011 or 2011 benefit expense because the level of these benefits is capped.

NOTE 13: BUSINESS SEGMENT INFORMATION

FedEx Express, FedEx Ground and FedEx Freight represent our major service lines and, along with FedEx Services, form the core of our reportable segments. Our reportable segments include the following businesses:

FedEx Express Segment	> FedEx Express (express transportation) > FedEx Trade Networks (global trade services) > FedEx SupplyChain Systems (logistics services)
FedEx Ground Segment	> FedEx Ground (small–package ground delivery) > FedEx SmartPost (small–parcel consolidator)
FedEx Freight Segment	> FedEx Freight (LTL freight transportation) > FedEx Custom Critical (time–critical transportation)
FedEx Services Segment	> FedEx Services (sales, marketing and information technology functions) > FedEx TechConnect (customer service, technical support, billings and collections) > FedEx Office (document and business services and package acceptance)

Effective January 30, 2011, our FedEx Freight and FedEx National LTL businesses were merged into a single operation. FedEx Freight now offers two standard services: FedEx Freight Priority, a faster transit service with a price premium; and FedEx Freight Economy, an economical service.

FEDEX SERVICES SEGMENT

The FedEx Services segment operates combined sales, marketing, administrative and information technology functions in shared services operations that support our transportation businesses and allow us to obtain synergies from the combination of these functions. The FedEx Services segment includes: FedEx Services, which provides sales, marketing and information technology support to our other companies; FedEx TechConnect, which is responsible for customer service, technical support, billings and collections for U.S. customers of our major business units; and FedEx Office, which provides an array of document and business services and retail access to our customers for our package transportation businesses. Effective September 1, 2009, FedEx SupplyChain Systems, formerly included in the FedEx Services reporting segment, was realigned to become part of the FedEx Express reporting segment. Prior year amounts have not been reclassified to conform to the current year segment presentation because these reclassifications are immaterial.

The FedEx Services segment provides direct and indirect support to our transportation businesses, and we allocate all of the net operating costs of the FedEx Services segment (including the net operating results of FedEx Office) to reflect the full cost of operating our transportation businesses in the results of those segments. Within the FedEx Services segment allocation, the net operating results of FedEx Office are allocated to FedEx Express and FedEx Ground. The allocations of net operating costs are based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the net cost of providing these functions. We review and evaluate the performance of our transportation segments based on operating income (inclusive of FedEx Services segment allocations). For the FedEx Services segment, performance is evaluated based on the impact of its total allocated net operating costs on our transportation segments.

The operating expenses line item "Intercompany charges" on the accompanying unaudited financial summaries of our transportation segments in MD&A reflects the allocations from the FedEx Services segment to the respective transportation segments. The "Intercompany charges" caption also includes charges and credits for administrative services provided between operating companies and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions. We believe these allocations approximate the net cost of providing these functions.

Effective August 1, 2009, approximately 3,600 employees (predominantly from the FedEx Freight segment) were transferred to entities within the FedEx Services segment. This internal reorganization further centralized most customer support functions, such as sales, customer service and information technology, into our shared services organizations. While the reorganization had no impact on the net operating results of any of our transportation segments, the net intercompany charges to our FedEx Freight segment increased significantly with corresponding decreases to other expense captions, such as salaries and employee benefits. The impact of this internal reorganization to the expense captions in our other segments was immaterial.

OTHER INTERSEGMENT TRANSACTIONS

Certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates, which we believe approximate fair value, and are reflected as revenues of the billing segment. These rates are adjusted from time to time based on market conditions. Such intersegment revenues and expenses are eliminated in our consolidated results and are not separately identified in the following segment information, as the amounts are not material.

The following table provides a reconciliation of reportable segment revenues, depreciation and amortization, operating income (loss) and segment assets to consolidated financial statement totals for the years ended or as of May 31 (in millions):

	FedEx Express Segment(1)	FedEx Ground Segment	FedEx Freight Segment(2)	FedEx Services Segment(3)	Other and Eliminations	Consolidated Total
Revenues						
2011	**$ 24,581**	**$ 8,485**	**$ 4,911**	**$ 1,684**	**$ (357)**	**$ 39,304**
2010	21,555	7,439	4,321	1,770	(351)	34,734
2009	22,364	7,047	4,415	1,977	(306)	35,497
Depreciation and amortization						
2011	**$ 1,059**	**$ 337**	**$ 205**	**$ 371**	**$ 1**	**$ 1,973**
2010	1,016	334	198	408	2	1,958
2009	961	337	224	451	2	1,975
Operating income (loss)						
2011	**$ 1,228**	**$ 1,325**	**$ (175)**	**$ –**	**$ –**	**$ 2,378**
2010	1,127	1,024	(153)	–	–	1,998
2009	794	807	(44)	(810)	–	747
Segment assets(4)						
2011	**$ 16,463**	**$ 5,048**	**$ 2,664**	**$ 4,278**	**$ (1,068)**	**$ 27,385**
2010	14,819	4,118	2,786	4,079	(900)	24,902
2009	13,483	3,291	3,044	3,240	1,186	24,244

(1) FedEx Express segment 2011 operating expenses include a $66 million legal reserve associated with the ATA Airlines lawsuit, and 2009 operating expenses include a charge of $260 million primarily for aircraft-related asset impairments.

(2) FedEx Freight segment 2011 operating expenses include $133 million in costs associated with the combination of our FedEx Freight and FedEx National LTL operations, effective January 30, 2011, and 2009 operating expenses include a charge of $100 million primarily for impairment charges associated with goodwill related to the FedEx National LTL acquisition.

(3) FedEx Services segment 2009 operating expenses include a charge of $810 million for impairment of goodwill related to the Kinko's (now known as FedEx Office) acquisition. The normal, ongoing net operating costs of the FedEx Services segment are allocated back to the transportation segments.

(4) Segment assets include intercompany receivables.

The following table provides a reconciliation of reportable segment capital expenditures to consolidated totals for the years ended May 31 (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Services Segment	Other	Consolidated Total
2011	**$ 2,467**	**$ 426**	**$ 153**	**$ 387**	**$ 1**	**$ 3,434**
2010	1,864	400	212	340	–	2,816
2009	1,348	636	240	235	–	2,459

The following table presents revenue by service type and geographic information for the years ended or as of May 31 (in millions):

	2011	2010	2009
Revenue by Service Type			
FedEx Express segment:			
Package:			
U.S. overnight box	**$ 6,128**	$ 5,602	$ 6,074
U.S. overnight envelope	**1,736**	1,640	1,855
U.S. deferred	**2,805**	2,589	2,789
Total domestic package revenue	**10,669**	9,831	10,718
International Priority (IP)	**8,228**	7,087	6,978
International domestic[1]	**653**	578	565
Total package revenue	**19,550**	17,496	18,261
Freight:			
U.S.	**2,188**	1,980	2,165
International priority	**1,722**	1,303	1,104
International airfreight	**283**	251	369
Total freight revenue	**4,193**	3,534	3,638
Other[2]	**838**	525	465
Total FedEx Express segment	**24,581**	21,555	22,364
FedEx Ground segment	**8,485**	7,439	7,047
FedEx Freight segment	**4,911**	4,321	4,415
FedEx Services segment	**1,684**	1,770	1,977
Other and eliminations	**(357)**	(351)	(306)
	$ 39,304	$ 34,734	$ 35,497
Geographical Information[3]			
Revenues:			
U.S.	**$ 27,461**	$ 24,852	$ 25,819
International:			
FedEx Express segment	**11,437**	9,547	9,363
FedEx Ground segment	**177**	140	124
FedEx Freight segment	**84**	60	39
FedEx Services segment	**145**	135	152
Total international revenue	**11,843**	9,882	9,678
	$ 39,304	$ 34,734	$ 35,497
Noncurrent assets:			
U.S.	**$ 17,235**	$ 16,089	$ 15,615
International	**1,865**	1,529	1,513
	$ 19,100	$ 17,618	$ 17,128

(1) International domestic revenues include our international intra-country domestic express operations.

(2) Other revenues includes FedEx Trade Networks and, beginning in the second quarter of 2010, FedEx SupplyChain Systems.

(3) International revenue includes shipments that either originate in or are destined to locations outside the United States. Noncurrent assets include property and equipment, goodwill and other long-term assets. Our flight equipment registered in the U.S. is included as U.S. assets; however, many of our aircraft operate internationally.

NOTE 14: SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest expense and income taxes for the years ended May 31 was as follows (in millions):

	2011	2010	2009
Cash payments for:			
Interest (net of capitalized interest)	**$ 93**	$ 88	$ 61
Income taxes	**$ 493**	$ 322	$ 517
Income tax refunds received	**(106)**	(279)	(8)
Cash tax payments, net	**$ 387**	$ 43	$ 509

NOTE 15: GUARANTEES AND INDEMNIFICATIONS

In conjunction with certain transactions, primarily the lease, sale or purchase of operating assets or services in the ordinary course of business, we may provide routine guarantees or indemnifications (e.g., environmental, fuel, tax and software infringement), the terms of which range in duration, and often they are not limited and have no specified maximum obligation. As a result, the overall maximum potential amount of the obligation under such guarantees and indemnifications cannot be reasonably estimated. Historically, we have not been required to make significant payments under our guarantee or indemnification obligations and no amounts have been recognized in our financial statements for the underlying fair value of these obligations.

Special facility revenue bonds have been issued by certain municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These facilities were leased to us and are accounted for as either capital leases or operating leases. FedEx Express has unconditionally guaranteed $667 million in principal of these bonds (with total future principal and interest payments of approximately $886 million as of May 31, 2011) through these leases. Of the $667 million bond principal guaranteed, $116 million was included in capital lease obligations in our balance sheet at May 31, 2011. The remaining $551 million has been accounted for as operating leases.

NOTE 16: COMMITMENTS

Annual purchase commitments under various contracts as of May 31, 2011 were as follows (in millions):

	Aircraft and Aircraft Related	Facilities and Other[1]	Total
2012	$ 1,480	$ 918	$ 2,398
2013	1,086	105	1,191
2014	781	43	824
2015	569	30	599
2016	584	11	595
Thereafter	1,470	132	1,602

(1) Primarily vehicles, facilities, advertising and promotions contracts.

The amounts reflected in the table above for purchase commitments represent noncancelable agreements to purchase goods or services. Our obligation to purchase 15 of these B777F aircraft is conditioned upon there being no event that causes FedEx Express or its employees not to be covered by the Railway Labor Act of 1926, as amended. Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport unless we have entered into noncancelable commitments to modify such aircraft. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above.

We had $604 million in deposits and progress payments as of May 31, 2011 (an increase of $167 million from May 31, 2010) on aircraft purchases and other planned aircraft–related transactions. These deposits are classified in the "Other assets" caption of our consolidated balance sheets. In addition to our commitment to purchase B777Fs, our aircraft purchase commitments include the Boeing 757 ("B757") in passenger configuration, which will require additional costs to modify for cargo transport. Aircraft and aircraft–related contracts are subject to price escalations. The following table is a summary of the number and type of aircraft we are committed to purchase as of May 31, 2011, with the year of expected delivery:

	B757	B777F	Total
2012	16	7	23
2013	4	6	10
2014	–	7	7
2015	–	3	3
2016	–	3	3
Thereafter	–	7	7
Total	20	33	53

NOTE 17: CONTINGENCIES

WAGE–AND–HOUR. We are a defendant in a number of lawsuits containing various class–action allegations of wage–and–hour violations. The plaintiffs in these lawsuits allege, among other things, that they were forced to work "off the clock," were not paid overtime or were not provided work breaks or other benefits. The complaints generally seek unspecified monetary damages, injunctive relief, or both. The following describes the wage–and–hour matters that have been certified as class actions.

In September 2008, in *Tidd v. Adecco USA, Kelly Services and FedEx Ground*, a Massachusetts federal court conditionally certified a class limited to individuals who were employed by two temporary employment agencies and who worked as temporary pickup–and–delivery drivers for FedEx Ground in the New England region within the past three years. Potential claimants must voluntarily "opt in" to the lawsuit in order to be considered part of the class. In addition, in the same opinion, the court granted summary judgment in favor of FedEx Ground with respect to the plaintiffs' claims for unpaid overtime wages. The court has since granted judgment in favor of the other two defendants with respect to the overtime claims. Accordingly, the conditionally certified class of plaintiffs was limited to a claim of failure to pay minimum wage due under the federal Fair Labor Standards Act. During the fourth quarter of fiscal 2011, FedEx Ground reached an agreement to settle this action for an immaterial amount.

In September 2009, in *Taylor v. FedEx Freight*, a California state court granted class certification, certifying a class of all current and former drivers employed by FedEx Freight in California who performed linehaul services since June 2003. The plaintiffs alleged, among other things, that they were forced to work "off the clock" and were not provided with required rest or meal breaks. We entered into a tentative settlement agreement with the plaintiffs in June 2011 for an immaterial amount, and the court's hearing to approve the settlement is anticipated to occur during the first half of fiscal 2012.

In April 2009, in *Bibo v. FedEx Express*, a California federal court granted class certification, certifying several subclasses of FedEx Express couriers in California from April 14, 2006 (the date of the settlement of the *Foster* class action) to the present. The plaintiffs allege that FedEx Express violated California wage–and–hour laws after the date of the *Foster* settlement. In particular, the plaintiffs allege, among other things, that they were forced to work "off the clock" and were not provided with required meal breaks or split–shift premiums. The U.S. Court of Appeals for the Ninth Circuit has refused to accept a discretionary appeal of the class certification order at this time. In April 2011, the court granted our motion for partial summary judgment regarding the proper method for calculating a split–shift premium, effectively eliminating the certified subclass for split–shift premiums. Although the claims for alleged off–the–clock work and missed meal periods are still pending, we do not believe that a material loss is reasonably possible with respect to these remaining claims. We have denied any liability and intend to vigorously defend ourselves in this matter.

INDEPENDENT CONTRACTOR — LAWSUITS AND STATE ADMINISTRATIVE PROCEEDINGS. FedEx Ground is involved in numerous class–action lawsuits (including 30 that have been certified as class actions), individual lawsuits and state tax and other administrative proceedings that claim that the company's owner–operators should be treated as employees, rather than independent contractors.

Most of the class–action lawsuits were consolidated for administration of the pre–trial proceedings by a single federal court, the U.S. District Court for the Northern District of Indiana. The multidistrict litigation court granted class certification in 28 cases and denied it in 14 cases. On December 13, 2010, the court entered an opinion and order addressing all outstanding motions for summary judgment on the status of the owner–operators (*i.e.*, independent contractor vs. employee). In sum, the court has now ruled on our summary judgment motions and entered judgment in favor of FedEx Ground on all claims in 20 of the 28 multidistrict litigation cases that had been certified as class actions, finding that the owner–operators in those cases were contractors as a matter of the law of the following states: Alabama, Arizona, Georgia, Indiana, Kansas (the court previously dismissed without prejudice the nationwide class claim under the Employee Retirement Income Security Act of 1974 based on the plaintiffs' failure to exhaust administrative remedies), Louisiana, Maryland, Minnesota, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, West Virginia and Wisconsin. The plaintiffs filed notices of appeal in all of these 20 cases.

In the other eight certified class actions in the multidistrict litigation, the court ruled in favor of FedEx Ground on some of the claims and against FedEx Ground on at least one claim in three of the cases (filed in Kentucky, Nevada and New Hampshire) and then remanded all eight cases back to district court in the following states for resolution of the remaining claims: Arkansas, California, Florida, Kentucky, Nevada, New Hampshire and Oregon (two certified classes). In January 2011, we asked the court to issue final judgments in these eight cases, and the court denied our motion. In July 2011, we filed a petition for mandamus to the Seventh Circuit asking the appeals court to require these cases to be returned to the multidistrict litigation court for issuance of a final judgment so that all appeals of the December 2010 summary judgment rulings would be heard by the Seventh Circuit.

In January 2008, one of the contractor–model lawsuits that is not part of the multidistrict litigation, *Anfinson v. FedEx Ground*, was certified as a class action by a Washington state court. The plaintiffs in *Anfinson* represent a class of single–route, pickup–and–delivery owner–operators in Washington from December 21, 2001 through December 31, 2005 and allege that the class members should be reimbursed as employees for their uniform expenses and should receive overtime pay. In March 2009, a jury trial in the *Anfinson* case was held, and the jury returned a verdict in favor of FedEx Ground, finding that all 320 class members were independent contractors, not employees. The plaintiffs appealed the verdict. In December 2010, the Washington Court of Appeals reversed and remanded for further proceedings, including a new trial. We filed a motion to reconsider, and this motion was denied. In March 2011, we filed a discretionary appeal with the Washington Supreme Court.

In August 2010, another one of the contractor–model lawsuits that is not part of the multidistrict litigation, *Rascon v. FedEx Ground*, was certified as a class action by a Colorado state court. The plaintiff in *Rascon* represents a class of single–route, pickup–and–delivery owner–operators in Colorado who drove vehicles weighing less than 10,001 pounds at any time from August 27, 2005 through the present. The lawsuit seeks unpaid overtime compensation, and related penalties and attorneys' fees and costs, under Colorado law. Our applications for appeal challenging this class certification decision have been rejected.

Other contractor–model cases that are not or are no longer part of the multidistrict litigation are in varying stages of litigation.

With respect to the state administrative proceedings relating to the classification of FedEx Ground's owner–operators as independent contractors, during the second quarter of 2011, the attorneys general in New York and Kentucky each filed lawsuits against FedEx Ground challenging the validity of the contractor model.

While the granting of summary judgment in favor of FedEx Ground by the multidistrict litigation court in 20 of the 28 cases that had been certified as class actions remains subject to appeal, we believe that it significantly improves the likelihood that our independent contractor model will be upheld. Adverse determinations in the remaining matters related to FedEx Ground's independent contractors, however, could, among other things, entitle certain of our contractors and their drivers to the reimbursement of certain expenses and to the benefit of wage–and–hour laws and result in employment and withholding tax and benefit liability for FedEx Ground, and could result in changes to the independent contractor status of FedEx Ground's owner–operators in certain jurisdictions. We believe that FedEx Ground's owner–operators are properly classified as independent contractors and that FedEx Ground is not an employer of the drivers of the company's independent contractors. While it is reasonably possible that potential loss in some of these lawsuits or such changes to the independent contractor status of FedEx Ground's owner–operators could be material, we cannot yet determine the amount or reasonable range of potential loss. A number of factors contribute to this. The number of plaintiffs in these lawsuits continues to change, with some being dismissed and others being added and, as to new plaintiffs, no discovery has been conducted. In addition, the parties have not yet conducted any discovery into damages, which could vary considerably from plaintiff to plaintiff. Further, the range of potential loss could be impacted considerably by future rulings on the merits of certain claims and FedEx Ground's various defenses, and on evidentiary issues. In any event, we do not believe that a material loss is probable in these matters.

ATA AIRLINES. In October 2010, a jury returned a verdict in favor of ATA Airlines in its lawsuit against FedEx Express and awarded damages of $66 million, and in January 2011, the court awarded ATA pre–judgment interest of $5 million. The suit was filed in Indiana federal court and alleged that we had breached a contract by not including ATA on our 2009 Civil Reserve Air Fleet (CRAF)/Air Mobility Command (AMC) team, which provides cargo and passenger service to the U.S. military. While we do not agree with the verdict or the amount of damages awarded and have appealed the matter to the U.S. Court of Appeals for the Seventh Circuit, accounting standards required an accrual of a $66 million loss in the second quarter of 2011. We did not accrue the $5 million of interest as a loss because we have additional arguments on appeal that lead us to believe that loss of that amount is not probable.

CALIFORNIA PAYSTUB CLASS ACTION. A federal court in California ruled in April 2011 that paystubs for certain FedEx Express employees in California did not meet that state's requirements to reflect pay period begin date, total overtime hours worked and the correct overtime wage rate. The ruling came in a class action lawsuit filed by a former courier seeking damages on behalf of herself and all other FedEx Express employees in California that allegedly received non-compliant paychecks. The court certified the class in June 2011. The court has ruled that FedEx Express is liable to the State of California, and there will be a ruling as to whether FedEx Express is liable to class members who can prove they were injured by the paystub deficiencies. The judge has not yet decided on the amount, if any, of liability to the State of California or to the class, but has wide discretion. A material loss in this matter is reasonably possible but not estimable because both the number of class members and the amount, if any, to which some class members may be entitled is uncertain, and in ruling the judge may consider some or all of the following: whether employees suffered injury; whether remedial action was undertaken; whether there was knowledge of any violation; whether any violation was intentional; and whether any award would be unjust under the circumstances.

OTHER. FedEx and its subsidiaries are subject to other legal proceedings that arise in the ordinary course of their business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not have a material adverse effect on our financial position, results of operations or cash flows.

NOTE 18: RELATED PARTY TRANSACTIONS

Our Chairman, President and Chief Executive Officer, Frederick W. Smith, currently holds an approximate 10% ownership interest in the National Football League Washington Redskins professional football team ("Redskins") and is a member of its board of directors. FedEx has a multi–year naming rights agreement with the Redskins granting us certain marketing rights, including the right to name the Redskins' stadium "FedExField."

NOTE 19: SUMMARY OF QUARTERLY OPERATING RESULTS (UNAUDITED)

(in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011				
Revenues	**$ 9,457**	**$ 9,632**	**$ 9,663**	**$ 10,552**
Operating income	**628**	**469**	**393**	**888**
Net income	**380**	**283**	**231**	**558**
Basic earnings per common share[(1)]	**1.21**	**0.90**	**0.73**	**1.76**
Diluted earnings per common share	**1.20**	**0.89**	**0.73**	**1.75**
2010				
Revenues	$ 8,009	$ 8,596	$ 8,701	$ 9,428
Operating income	315	571	416	696
Net income	181	345	239	419
Basic earnings per common share	0.58	1.10	0.76	1.34
Diluted earnings per common share[(1)]	0.58	1.10	0.76	1.33

(1) The sum of the quarterly earnings per share may not equal annual amounts due to differences in the weighted–average number of shares outstanding during the respective period.

NOTE 20: CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

We are required to present condensed consolidating financial information in order for the subsidiary guarantors (other than FedEx Express) of our public debt to continue to be exempt from reporting under the Securities Exchange Act of 1934, as amended.

The guarantor subsidiaries, which are wholly owned by FedEx, guarantee $1 billion of our debt. The guarantees are full and unconditional and joint and several. Our guarantor subsidiaries were not determined using geographic, service line or other similar criteria, and as a result, the "Guarantor Subsidiaries" and "Non–guarantor Subsidiaries" columns each include portions of our domestic and international operations. Accordingly, this basis of presentation is not intended to present our financial condition, results of operations or cash flows for any purpose other than to comply with the specific requirements for subsidiary guarantor reporting.

Condensed consolidating financial statements for our guarantor subsidiaries and non–guarantor subsidiaries are presented in the following tables (in millions):

CONDENSED CONSOLIDATING BALANCE SHEETS

	May 31, 2011				
	Parent	Guarantor Subsidiaries	Non–guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current Assets					
Cash and cash equivalents	$ 1,589	$ 279	$ 546	$ (86)	$ 2,328
Receivables, less allowances	–	3,696	912	(27)	4,581
Spare parts, supplies, fuel, prepaid expenses and other, less allowances	77	645	44	–	766
Deferred income taxes	–	598	12	–	610
Total current assets	1,666	5,218	1,514	(113)	8,285
Property and Equipment, at Cost	24	31,916	1,746	–	33,686
Less accumulated depreciation and amortization	18	17,071	1,054	–	18,143
Net property and equipment	6	14,845	692	–	15,543
Intercompany Receivable	–	–	1,317	(1,317)	–
Goodwill	–	1,564	762	–	2,326
Investment in Subsidiaries	15,404	2,705	–	(18,109)	–
Other Assets	1,652	1,039	63	(1,523)	1,231
	$ 18,728	$ 25,371	$ 4,348	$ (21,062)	$ 27,385
Liabilities and Stockholders' Investment					
Current Liabilities					
Current portion of long–term debt	$ –	$ 18	$ –	$ –	$ 18
Accrued salaries and employee benefits	50	1,071	147	–	1,268
Accounts payable	–	1,385	430	(113)	1,702
Accrued expenses	198	1,563	133	–	1,894
Total current liabilities	248	4,037	710	(113)	4,882
Long–Term Debt, Less Current Portion	1,000	667	–	–	1,667
Intercompany Payable	1,095	222	–	(1,317)	–
Other Long–Term Liabilities					
Deferred income taxes	–	2,842	17	(1,523)	1,336
Other liabilities	1,165	3,001	114	–	4,280
Total other long–term liabilities	1,165	5,843	131	(1,523)	5,616
Stockholders' Investment	15,220	14,602	3,507	(18,109)	15,220
	$ 18,728	$ 25,371	$ 4,348	$ (21,062)	$ 27,385

CONDENSED CONSOLIDATING BALANCE SHEETS

	May 31, 2010				
	Parent	Guarantor Subsidiaries	Non–guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current Assets					
Cash and cash equivalents	$ 1,310	$ 258	$ 443	$ (59)	$ 1,952
Receivables, less allowances	1	3,425	782	(45)	4,163
Spare parts, supplies, fuel, prepaid expenses and other, less allowances	5	581	54	–	640
Deferred income taxes	–	492	37	–	529
Total current assets	1,316	4,756	1,316	(104)	7,284
Property and Equipment, at Cost	23	29,193	2,086	–	31,302
Less accumulated depreciation and amortization	18	15,801	1,098	–	16,917
Net property and equipment	5	13,392	988	–	14,385
Intercompany Receivable	–	–	1,132	(1,132)	–
Goodwill	–	1,551	649	–	2,200
Investment in Subsidiaries	13,850	2,619	–	(16,469)	–
Other Assets	1,527	801	99	(1,394)	1,033
	$ 16,698	$ 23,119	$ 4,184	$ (19,099)	$ 24,902
Liabilities and Stockholders' Investment					
Current Liabilities					
Current portion of long–term debt	$ 250	$ 12	$ –	$ –	$ 262
Accrued salaries and employee benefits	36	955	155	–	1,146
Accounts payable	8	1,196	422	(104)	1,522
Accrued expenses	47	1,488	180	–	1,715
Total current liabilities	341	3,651	757	(104)	4,645
Long–Term Debt, Less Current Portion	1,000	668	–	–	1,668
Intercompany Payable	702	430	–	(1,132)	–
Other Long–Term Liabilities					
Deferred income taxes	–	2,253	32	(1,394)	891
Other liabilities	844	2,921	122	–	3,887
Total other long–term liabilities	844	5,174	154	(1,394)	4,778
Stockholders' Investment	13,811	13,196	3,273	(16,469)	13,811
	$ 16,698	$ 23,119	$ 4,184	$ (19,099)	$ 24,902

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

	Year Ended May 31, 2011				
	Parent	Guarantor Subsidiaries	Non–guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ –	$ 33,124	$ 6,498	$ (318)	$ 39,304
Operating Expenses:					
Salaries and employee benefits	109	13,206	1,961	–	15,276
Purchased transportation	–	4,034	1,745	(105)	5,674
Rentals and landing fees	4	2,209	253	(4)	2,462
Depreciation and amortization	1	1,784	188	–	1,973
Fuel	–	4,003	148	–	4,151
Maintenance and repairs	1	1,862	116	–	1,979
Impairment and other charges	–	28	61	–	89
Intercompany charges, net	(222)	(317)	539	–	–
Other	107	4,392	1,032	(209)	5,322
	–	31,201	6,043	(318)	36,926
Operating Income	–	1,923	455	–	2,378
Other Income (Expense):					
Equity in earnings of subsidiaries	1,452	200	–	(1,652)	–
Interest, net	(88)	13	(2)	–	(77)
Intercompany charges, net	104	(135)	31	–	–
Other, net	(16)	(14)	(6)	–	(36)
Income Before Income Taxes	1,452	1,987	478	(1,652)	2,265
Provision for income taxes	–	677	136	–	813
Net Income	$ 1,452	$ 1,310	$ 342	$ (1,652)	$ 1,452

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

	Year Ended May 31, 2010				
	Parent	Guarantor Subsidiaries	Non–guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ –	$ 29,360	$ 5,700	$ (326)	$ 34,734
Operating Expenses:					
Salaries and employee benefits	91	12,026	1,910	–	14,027
Purchased transportation	–	3,424	1,392	(88)	4,728
Rentals and landing fees	4	2,118	240	(3)	2,359
Depreciation and amortization	1	1,751	206	–	1,958
Fuel	–	2,946	160	–	3,106
Maintenance and repairs	1	1,589	125	–	1,715
Impairment and other charges	–	–	18	–	18
Intercompany charges, net	(202)	(109)	311	–	–
Other	105	3,950	1,005	(235)	4,825
	–	27,695	5,367	(326)	32,736
Operating Income	–	1,665	333	–	1,998
Other Income (Expense):					
Equity in earnings of subsidiaries	1,184	161	–	(1,345)	–
Interest, net	(100)	41	(12)	–	(71)
Intercompany charges, net	114	(147)	33	–	–
Other, net	(14)	(18)	(1)	–	(33)
Income Before Income Taxes	1,184	1,702	353	(1,345)	1,894
Provision for income taxes	–	625	85	–	710
Net Income	$ 1,184	$ 1,077	$ 268	$ (1,345)	$ 1,184

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

	Year Ended May 31, 2009				
	Parent	Guarantor Subsidiaries	Non–guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ –	$ 29,923	$ 5,851	$ (277)	$ 35,497
Operating Expenses:					
Salaries and employee benefits	82	11,483	2,202	–	13,767
Purchased transportation	–	3,362	1,211	(39)	4,534
Rentals and landing fees	4	2,134	296	(5)	2,429
Depreciation and amortization	2	1,706	267	–	1,975
Fuel	–	3,554	257	–	3,811
Maintenance and repairs	1	1,755	142	–	1,898
Impairment and other charges	–	1,098	106	–	1,204
Intercompany charges, net	(193)	81	112	–	–
Other	104	4,198	1,063	(233)	5,132
	–	29,371	5,656	(277)	34,750
Operating Income	–	552	195	–	747
Other Income (Expense):					
Equity in earnings of subsidiaries	98	103	–	(201)	–
Interest, net	(73)	28	(14)	–	(59)
Intercompany charges, net	90	(118)	28	–	–
Other, net	(17)	(3)	9	–	(11)
Income Before Income Taxes	98	562	218	(201)	677
Provision for income taxes	–	514	65	–	579
Net Income	$ 98	$ 48	$ 153	$ (201)	$ 98

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended May 31, 2011				
	Parent	Guarantor Subsidiaries	Non–guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (used in) operating activities	$ 25	$ 3,978	$ 65	$ (27)	$ 4,041
Investing activities					
Capital expenditures	(1)	(3,263)	(170)	–	(3,434)
Business acquisition, net of cash acquired	–	(96)	–	–	(96)
Proceeds from asset dispositions and other	–	110	1	–	111
Cash used in investing activities	(1)	(3,249)	(169)	–	(3,419)
Financing activities					
Net transfers from (to) Parent	530	(994)	464	–	–
Payment on loan between subsidiaries	–	235	(235)	–	–
Intercompany dividends	–	61	(61)	–	–
Principal payments on debt	(250)	(12)	–	–	(262)
Proceeds from stock issuances	108	–	–	–	108
Excess tax benefit on the exercise of stock options	23	–	–	–	23
Dividends paid	(151)	–	–	–	(151)
Other, net	(5)	(9)	9	–	(5)
Cash (used in) provided by financing activities	255	(719)	177	–	(287)
Effect of exchange rate changes on cash	–	11	30	–	41
Net increase (decrease) in cash and cash equivalents	279	21	103	(27)	376
Cash and cash equivalents at beginning of period	1,310	258	443	(59)	1,952
Cash and cash equivalents at end of period	$ 1,589	$ 279	$ 546	$ (86)	$ 2,328

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended May 31, 2010				
	Parent	Guarantor Subsidiaries	Non–guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (used in) operating activities	$ (450)	$ 2,942	$ 653	$ (7)	$ 3,138
Investing activities					
Capital expenditures	–	(2,661)	(155)	–	(2,816)
Proceeds from asset dispositions and other	–	38	(3)	–	35
Cash used in investing activities	–	(2,623)	(158)	–	(2,781)
Financing activities					
Net transfers from (to) Parent	531	(397)	(134)	–	–
Payment on loan between subsidiaries	–	72	(72)	–	–
Intercompany dividends	–	158	(158)	–	–
Principal payments on debt	(500)	(153)	–	–	(653)
Proceeds from stock issuances	94	–	–	–	94
Excess tax benefit on the exercise of stock options	25	–	–	–	25
Dividends paid	(138)	–	–	–	(138)
Other, net	(20)	(5)	5	–	(20)
Cash used in financing activities	(8)	(325)	(359)	–	(692)
Effect of exchange rate changes on cash	–	(8)	3	–	(5)
Net (decrease) increase in cash and cash equivalents	(458)	(14)	139	(7)	(340)
Cash and cash equivalents at beginning of period	1,768	272	304	(52)	2,292
Cash and cash equivalents at end of period	$ 1,310	$ 258	$ 443	$ (59)	$ 1,952

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	Year Ended May 31, 2009				
	Parent	Guarantor Subsidiaries	Non–guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (used in) operating activities	$ (924)	$ 3,156	$ 573	$ (52)	$ 2,753
Investing activities					
Capital expenditures	–	(2,248)	(211)	–	(2,459)
Proceeds from asset dispositions and other	–	69	7	–	76
Cash used in investing activities	–	(2,179)	(204)	–	(2,383)
Financing activities					
Net transfers from (to) Parent	1,173	(1,066)	(107)	–	–
Payment on loan from Parent	17	–	(17)	–	–
Payment on loan between subsidiaries	–	36	(36)	–	–
Intercompany dividends	–	165	(165)	–	–
Principal payments on debt	(500)	–	(1)	–	(501)
Proceeds from debt issuance	1,000	–	–	–	1,000
Proceeds from stock issuances	41	–	–	–	41
Excess tax benefit on the exercise of stock options	4	–	–	–	4
Dividends paid	(137)	–	–	–	(137)
Other, net	(7)	–	–	–	(7)
Cash provided by (used in) financing activities	1,591	(865)	(326)	–	400
Effect of exchange rate changes on cash	–	(6)	(11)	–	(17)
Net increase (decrease) in cash and cash equivalents	667	106	32	(52)	753
Cash and cash equivalents at beginning of period	1,101	166	272	–	1,539
Cash and cash equivalents at end of period	$ 1,768	$ 272	$ 304	$ (52)	$ 2,292

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FedEx Corporation

We have audited the accompanying consolidated balance sheets of FedEx Corporation as of May 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FedEx Corporation at May 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), FedEx Corporation's internal control over financial reporting as of May 31, 2011, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 12, 2011 expressed an unqualified opinion thereon.

Memphis, Tennessee
July 12, 2011

Ernst & Young LLP

SELECTED FINANCIAL DATA

The following table sets forth (in millions, except per share amounts and other operating data) certain selected consolidated financial and operating data for FedEx as of and for the five years ended May 31, 2011. This information should be read in conjunction with the Consolidated Financial Statements, MD&A and other financial data appearing elsewhere in this Annual Report.

	2011(1)	2010	2009(2)	2008(3)	2007(4)
Operating Results					
Revenues	**$ 39,304**	$ 34,734	$ 35,497	$ 37,953	$ 35,214
Operating income	**2,378**	1,998	747	2,075	3,276
Income before income taxes	**2,265**	1,894	677	2,016	3,215
Net income	**1,452**	1,184	98	1,125	2,016
Per Share Data					
Earnings per share:					
Basic	**$ 4.61**	$ 3.78	$ 0.31	$ 3.64	$ 6.57
Diluted	**$ 4.57**	$ 3.76	$ 0.31	$ 3.60	$ 6.48
Average shares of common stock outstanding	**315**	312	311	309	307
Average common and common equivalent shares outstanding	**317**	314	312	312	311
Cash dividends declared	**$ 0.48**	$ 0.44	$ 0.44	$ 0.30	$ 0.37
Financial Position					
Property and equipment, net	**$ 15,543**	$ 14,385	$ 13,417	$ 13,478	$ 12,636
Total assets	**27,385**	24,902	24,244	25,633	24,000
Long–term debt, less current portion	**1,667**	1,668	1,930	1,506	2,007
Common stockholders' investment	**15,220**	13,811	13,626	14,526	12,656
Other Operating Data					
FedEx Express aircraft fleet	**688**	667	654	677	669
Average full–time equivalent employees and contractors	**255,573**	245,109	247,908	254,142	241,903

(1) Results for 2011 include charges of approximately $199 million ($104 million, net of tax and applicable variable incentive compensation impacts, or $0.33 per diluted share) for the combination of our FedEx Freight and FedEx National LTL operations and a reserve associated with a legal matter at FedEx Express. See Notes 1 and 17 to the accompanying consolidated financial statements.

(2) Results for 2009 include a charge of $1.2 billion ($1.1 billion, net of tax, or $3.45 per diluted share) primarily for impairment charges associated with goodwill and aircraft. See Note 4 to the accompanying consolidated financial statements. Additionally, common stockholders' investment includes an other comprehensive income charge of $1.2 billion, net of tax, for the funded status of our retirement plans at May 31, 2009.

(3) Results for 2008 include a charge of $891 million ($696 million, net of tax, or $2.23 per diluted share) recorded during the fourth quarter, predominantly for impairment charges associated with intangible assets from the FedEx Office acquisition. See Note 4 to the accompanying consolidated financial statements. Additionally, results for 2008 and 2007 include several 2007 acquisitions.

(4) Results for 2007 include a charge of $143 million at FedEx Express associated with upfront compensation and benefits under our labor contract with our pilots.

BOARD OF DIRECTORS

James L. Barksdale [3*] [4]
Chairman and President
Barksdale Management Corporation
Investment management company

John A. Edwardson [1*]
Chairman and Chief Executive Officer
CDW LLC
Technology products and services company

J.R. Hyde, III [3]
Chairman
GTx, Inc.
Biopharmaceutical company

Shirley Ann Jackson [2] [4*]
President
Rensselaer Polytechnic Institute
Technological research university

Steven R. Loranger [2*] [4]
Chairman, President and
Chief Executive Officer
ITT Corporation
Engineering and manufacturing company

Gary W. Loveman [1] [3]
Chairman, President and
Chief Executive Officer
Caesars Entertainment Corporation
Branded gaming entertainment company

Susan C. Schwab [2]
Professor
University of Maryland
School of Public Policy
Former U.S. Trade Representative

Frederick W. Smith
Chairman, President and
Chief Executive Officer
FedEx Corporation

Joshua I. Smith [1]
Chairman and Managing Partner
Coaching Group, LLC
Management consulting firm

David P. Steiner [1]
Chief Executive Officer
Waste Management, Inc.
Integrated waste management services company

Paul S. Walsh [2]
Chief Executive Officer
Diageo plc
Beverage company

(1) Audit Committee
(2) Compensation Committee
(3) Information Technology Oversight Committee
(4) Nominating & Governance Committee
** Committee Chair*

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

FedEx Corporation

Frederick W. Smith
Chairman, President and Chief Executive Officer

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

Robert B. Carter
Executive Vice President,
FedEx Information Services and Chief Information Officer

Christine P. Richards
Executive Vice President, General Counsel and Secretary

T. Michael Glenn
Executive Vice President,
Market Development and Corporate Communications

John L. Merino
Corporate Vice President and Principal Accounting Officer

FedEx Express Segment

David J. Bronczek
President and Chief Executive Officer
FedEx Express

Michael L. Ducker
Executive Vice President and Chief Operating Officer
FedEx Express

James R. Parker
Executive Vice President, Air Operations
FedEx Express

Cathy D. Ross
Executive Vice President and Chief Financial Officer
FedEx Express

Manfred Schardt
President and Chief Executive Officer
FedEx Trade Networks

Craig M. Simon
President and Chief Executive Officer
FedEx SupplyChain Systems

FedEx Freight Segment

William J. Logue
President and Chief Executive Officer
FedEx Freight

Donald C. Brown
Executive Vice President, Finance and Administration
and Chief Financial Officer
FedEx Freight

Patrick L. Reed
Executive Vice President and Chief Operating Officer
FedEx Freight

Virginia C. Albanese
President and Chief Executive Officer
FedEx Custom Critical

FedEx Ground Segment

David F. Rebholz
President and Chief Executive Officer
FedEx Ground

Henry J. Maier
Executive Vice President
Strategic Planning and Communications
FedEx Ground

Michael P. Mannion
Executive Vice President and Chief Operating Officer
FedEx Ground

Ward B. Strang
President and Chief Executive Officer
FedEx SmartPost

FedEx Services Segment

Sherry A. Aaholm
Executive Vice President, Information Technology
FedEx Services

Donald F. Colleran
Executive Vice President, Global Sales
FedEx Services

Brian D. Philips
President and Chief Executive Officer
FedEx Office

Cary C. Pappas
President and Chief Executive Officer
FedEx TechConnect

CORPORATE INFORMATION

FEDEX CORPORATION: 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818–7500, fedex.com

ANNUAL MEETING OF SHAREOWNERS: Monday, September 26, 2011, 10:00 a.m. local time, FedEx World Technology Center, 50 FedEx Parkway, Collierville, Tennessee 38017

STOCK LISTING: FedEx Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol FDX.

SHAREOWNERS: As of July 11, 2011, there were 14,370 shareowners of record.

MARKET INFORMATION: Following are high and low sale prices and cash dividends paid, by quarter, for FedEx Corporation's common stock in 2011 and 2010:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY2011				
High	**$ 87.74**	**$ 93.03**	**$ 98.52**	**$ 96.89**
Low	**69.78**	**79.04**	**87.54**	**85.03**
Dividend	**0.12**	**0.12**	**0.12**	**0.12**
FY2010				
High	$ 70.27	$ 85.43	$ 92.59	$ 97.75
Low	49.76	68.06	75.17	78.29
Dividend	0.11	0.11	0.11	0.11

FINANCIAL INFORMATION: Copies of FedEx Corporation's Annual Report on Form 10–K, other documents filed with the Securities and Exchange Commission (SEC) and other financial and statistical information are available through our Web site at fedex.com. Company documents filed electronically with the SEC can also be found at the SEC's Web site at www.sec.gov. You will be mailed a copy of the Form 10–K upon request to: FedEx Corporation Investor Relations, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818–7200, e–mail: ir@fedex.com.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM: Ernst & Young LLP, Memphis, Tennessee

CUSTOMER SERVICE: Call 1–800–Go–FedEx or visit fedex.com.

MEDIA INQUIRIES: Jess Bunn, Manager, Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818–7463, e–mail: mediarelations@fedex.com

SHAREOWNER ACCOUNT SERVICES: Computershare Investor Services, P.O. Box 43069, Providence, Rhode Island 02940–3069, (800) 446–2617, www.computershare.com

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT: For information on the direct stock purchase and dividend reinvestment plan for FedEx Corporation common stock, call Computershare at (800) 446–2617 or visit their direct stock purchase plan Web site at www.computershare.com. This plan provides an alternative to traditional retail brokerage methods of purchasing, holding and selling FedEx common stock. This plan also permits shareowners to automatically reinvest their dividends to purchase additional shares of FedEx common stock.

INVESTOR RELATIONS: Mickey Foster, Vice President, Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818–7200, e–mail: ir@fedex.com

EQUAL EMPLOYMENT OPPORTUNITY: Our greatest asset is our people. We are committed to providing a workplace where our employees and contractors feel respected, satisfied and appreciated. Our policies are designed to promote fairness and respect for everyone. We hire, evaluate and promote employees, and engage contractors, based on their skills and performance. With this in mind, we will not tolerate certain behaviors. These include harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, gender, sexual orientation, gender identity, age, disability, veteran status or, where applicable, marital status.

For more detail on the information in this report, visit http://www.fedex.com/us/investorrelations.

Our latest Global Citizenship Report is available at http://csr.fedex.com.

Strategy, writing and design by Hanley Wood, LLC, Minneapolis, MN. Printing by EarthColor Inc.


MIX
Paper from responsible sources
FSC
www.fsc.org
FSC® C018101

The minimized environmental footprint of this report is the result of an extensive, collaborative effort between FedEx and EarthColor Inc. Environmental impact was a main consideration from the inception of the project. This book is printed on Forest Stewardship Council™–certified, responsibly forested paper containing 10% recycled post–consumer waste fiber. This book was produced with the highest regard for the planet and its ecosystems and was printed using 100 percent green renewable wind power along with sustainable manufacturing principles employed in the printing process. These practices include socially responsible procurement, lean manufacturing, green chemistry principles, the recycling of residual materials and inks and coatings with reduced volatile organic compounds.

Carbon reduction strategies have been used to minimize the environmental impacts. Our efforts net the following savings:

> 110 trees preserved for the future

> 44 million BTUs of energy conserved

> 6,077.5 kWh of electricity offset

> 11,145 pounds of greenhouse gas reduced

> 50,256 gallons of water waste eliminated

> 3,185 pounds of solid waste eliminated

Sources: Environmental impact estimates were made using the Environmental Paper Network Paper Calculator and the U.S. EPA's power profiler.


IMAGINE
One world and one market.
A rising tide of commerce, connection, confluence.
Today global trade is the world's largest economy.
Increasing growth, prosperity and well being.
Energized by one force at the center of it all—FedEx.
One brand with unique global perspectives.
Dynamic solutions, innovations, people.
The strongest networks in the industry.
This is the defining momentum.
For us and the world.


FEDEX CORPORATION
942 South Shady Grove Road
Memphis, Tennessee 38120
fedex.com

FedEx®
Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held September 26, 2011

To Our Stockholders:

We cordially invite you to attend the 2011 annual meeting of FedEx's stockholders. The meeting will take place in the auditorium at the FedEx World Technology Center, 50 FedEx Parkway, Collierville, Tennessee 38017, on Monday, September 26, 2011, at 10:00 a.m. local time. We look forward to your attendance either in person or by proxy.

The purposes of the meeting are to:

1. Elect the twelve nominees named in the attached proxy statement as FedEx directors;
2. Approve an amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws);
3. Ratify the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm for fiscal year 2012;
4. Hold an advisory vote on executive compensation;
5. Hold an advisory vote on the frequency of future advisory votes on executive compensation;
6. Act upon three stockholder proposals, if properly presented at the meeting; and
7. Transact any other business that may properly come before the meeting.

Only stockholders of record at the close of business on August 1, 2011, may vote at the meeting or any postponements or adjournments of the meeting.

By order of the Board of Directors,



CHRISTINE P. RICHARDS
Executive Vice President, General Counsel and Secretary

August 15, 2011

HOW TO VOTE: Please complete, date, sign and return the accompanying proxy card or voting instruction card, or vote electronically via the Internet or by telephone. The enclosed return envelope requires no additional postage if mailed in the United States.

REDUCE MAILING COSTS: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to provide you with proxy materials and annual reports.

ANNUAL MEETING ADMISSION: If you attend the annual meeting in person, you will need to present your admission ticket, or an account statement showing your ownership of FedEx common stock as of the record date, and a valid government-issued photo identification. The indicated portion of your proxy card or the ticket accompanying your voting instruction card will serve as your admission ticket. If you are a registered stockholder and receive your proxy materials electronically, you should follow the instructions provided to print a paper admission ticket.

Your vote is very important. Please vote whether or not you plan to attend the meeting.

2011 PROXY STATEMENT

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

FedEx Corporation

942 South Shady Grove Road
Memphis, Tennessee 38120

2011 PROXY STATEMENT

FedEx's Board of Directors is furnishing you this proxy statement in connection with the solicitation of proxies on its behalf for the 2011 Annual Meeting of Stockholders. The meeting will take place in the auditorium at the FedEx World Technology Center, 50 FedEx Parkway, Collierville, Tennessee 38017, on Monday, September 26, 2011, at 10:00 a.m. local time. At the meeting, stockholders will be voting on the following items: (1) the election of the twelve nominees named in this proxy statement to the FedEx Board of Directors; (2) the adoption of an amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws); (3) the ratification of FedEx's independent registered public accounting firm; (4) an advisory vote on executive compensation; (5) an advisory vote on the frequency of future advisory votes on executive compensation; and (6) if properly presented at the meeting, three stockholder proposals. Stockholders also will consider any other matters that may properly come before the meeting, although we know of no other business to be presented.

By submitting your proxy (either by signing and returning the enclosed proxy card or by voting electronically on the Internet or by telephone), you authorize Christine P. Richards, FedEx's Executive Vice President, General Counsel and Secretary, and Alan B. Graf, Jr., FedEx's Executive Vice President and Chief Financial Officer, to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

FedEx's Annual Report to Stockholders for the fiscal year ended May 31, 2011, which includes FedEx's fiscal 2011 audited consolidated financial statements, accompanies this proxy statement. Although the Annual Report is being distributed with this proxy statement, it does not constitute a part of the proxy solicitation materials and is not incorporated by reference into this proxy statement.

We are first sending the proxy statement, form of proxy and accompanying materials to stockholders on or about August 15, 2011.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON SEPTEMBER 26, 2011: The following materials are available on the Investor Relations page of the FedEx Web site at *http://www.fedex.com/us/investorrelations:*

- **The Notice of Annual Meeting of Stockholders To Be Held September 26, 2011;**
- **This proxy statement; and**
- **FedEx's Annual Report to Stockholders for the fiscal year ended May 31, 2011.**

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY VOTE YOUR SHARES EITHER BY MAIL, VIA THE INTERNET OR BY TELEPHONE.

Effect of Not Casting Your Vote: If your shares are held in "street name" (*i.e.*, your shares are held by a bank, brokerage firm or other nominee — the "record holder"), in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your record holder by the deadline provided in the materials you receive from your record holder. If you hold your shares in street name and you do not instruct your record holder as to how to vote your shares, your record holder may only vote your shares in its discretion on the adoption of the amendment to FedEx's Certificate of Incorporation (Proposal 2) and the ratification of the appointment of the independent registered public accounting firm (Proposal 3), but will not be allowed to vote your shares on any of the other proposals described in this proxy statement, including the election of directors. If you are a stockholder of record and you do not sign and return your proxy card or vote electronically on the Internet or by telephone, no votes will be cast on your behalf on any of the items of business at the meeting.

INFORMATION ABOUT THE ANNUAL MEETING

What are the purposes of the annual meeting?

At the annual meeting, the stockholders will be asked to:

- Elect the twelve nominees named in this proxy statement as FedEx directors;
- Approve an amendment to FedEx's Certification of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws);
- Ratify the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm;
- Cast an advisory vote on executive compensation;
- Cast an advisory vote on the frequency of future advisory votes on executive compensation; and
- Act on three stockholder proposals, if properly presented.

Stockholders also will transact any other business that may properly come before the meeting. Members of FedEx's management team will be present at the meeting to respond to appropriate questions from stockholders.

Who is entitled to vote?

The record date for the meeting is August 1, 2011. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. The only class of stock entitled to be voted at the meeting is FedEx common stock. Each outstanding share of common stock is entitled to one vote for all matters before the meeting. At the close of business on the record date there were 317,203,577 shares of FedEx common stock outstanding.

What is the difference between holding shares as a stockholder of record and as a beneficial owner? Am I entitled to vote if my shares are held in "street name"?

If your shares are registered in your name with FedEx's transfer agent, Computershare Trust Company, N.A., you are the "stockholder of record" (or "registered stockholder") of those shares, and these proxy materials have been provided directly to you by FedEx.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, these proxy materials are being forwarded to you by your bank, brokerage firm or other nominee (the "record holder"), along with a voting instruction card. As the beneficial owner, you have the right to direct your record holder how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the Internet (if available), and the record holder is required to vote your shares in accordance with your instructions.

If you do not give voting instructions, your record holder will nevertheless be entitled to vote your shares in its discretion on the adoption of the amendment to FedEx's Certificate of Incorporation (Proposal 2) and the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Absent your instructions, the record holder will not be permitted, however, to vote your shares on the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 4), the advisory vote on the frequency of future advisory votes on executive compensation (Proposal 5) or the adoption of the three stockholder proposals (Proposals 6 through 8), and your shares will be considered "broker non-votes" on those proposals. See "How will broker non-votes be treated?" below.

As the beneficial owner of shares, you are invited to attend the annual meeting. If you are a beneficial owner, however, you may not vote your shares in person at the meeting unless you obtain a legal proxy, executed in your favor, from the record holder of your shares.

What does it mean if I receive more than one proxy card or voting instruction card?

If you receive more than one proxy card or voting instruction card that means your shares are registered differently and are held in more than one account. To ensure that all your shares are voted, please sign and return by mail all proxy cards and voting instruction cards or vote each account over the Internet or by telephone (if made available by the record holder with respect to any shares you hold in street name).

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or represented by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the meeting?

If a quorum is not present at the meeting, the holders of a majority of the shares entitled to vote at the meeting who are present, in person or represented by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given.

How do I vote?

1. *YOU MAY VOTE BY MAIL.* If you properly complete, sign and date the accompanying proxy card or voting instruction card and return it in the enclosed envelope, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

2. *YOU MAY VOTE BY TELEPHONE OR ON THE INTERNET.* If you are a registered stockholder, you may vote by telephone or on the Internet by following the instructions included on the proxy card. If you vote by telephone or on the Internet, you do not have to mail in your proxy card. If you wish to attend the meeting in person, however, you will need to bring your admission ticket. Internet and telephone voting are available 24 hours a day. Votes submitted through the Internet or by telephone must be received by 11:59 p.m. Eastern time on September 25, 2011.

If you are the beneficial owner of shares held in street name, you still may be able to vote your shares electronically by telephone or on the Internet. The availability of telephone and Internet voting will depend on the voting process of the record holder of your shares. We recommend that you follow the instructions set forth on the voting instruction card provided to you.

NOTE: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to provide you with proxy materials and annual reports.

3. *YOU MAY VOTE IN PERSON AT THE MEETING.* If you are a registered stockholder and attend the meeting, you may deliver your completed proxy card in person. Additionally, we will pass out ballots to registered stockholders who wish to vote in person at the meeting. If you are a beneficial owner of shares held in street name who wishes to vote at the meeting, you will need to obtain a legal proxy from your record

holder, bring it with you to the meeting, and hand it in with a signed ballot that will be provided to you at the meeting. Beneficial owners will not able to vote their shares at the meeting without a legal proxy.

How do I vote my shares held in a FedEx benefit plan?

If you own shares of FedEx common stock through a FedEx or subsidiary benefit plan, you can direct the trustee or the record holder to vote the shares held in your account in accordance with your instructions by completing the proxy card and returning it in the enclosed envelope or by registering your instructions via the Internet or telephone as directed on the proxy card. If you register your voting instructions by telephone or on the Internet, you do not have to mail in the proxy card. If you wish to attend the meeting in person, however, you will need to bring the admission ticket attached to the proxy card with you. In order to instruct a plan trustee or record holder on the voting of shares held in your account, your instructions must be received by September 21, 2011. If your voting instructions are not received by that date, each plan trustee will vote your shares in the same proportion as the plan shares for which voting instructions have been received.

Who can attend the meeting?

Only stockholders eligible to vote or their authorized representatives will be admitted to the meeting. If you plan to attend the meeting, detach and bring with you the stub portion of your proxy card, which is marked "Admission Ticket." You also must bring a valid government-issued photo identification, such as a driver's license or a passport. If you received your proxy materials through the Internet, you should follow the instructions provided to print a paper admission ticket.

If your shares are held in street name, you must bring the "Admission Ticket" that accompanies your voting instruction card. Alternatively, you may bring other proof of ownership, such as a brokerage account statement, which clearly shows your ownership of FedEx common stock as of the record date. In addition, you must bring a valid government-issued photo identification, such as a driver's license or a passport.

Security measures will be in place at the meeting to help ensure the safety of attendees. Metal detectors similar to those used in airports will be located at the entrance to the meeting room and briefcases, handbags and packages will be inspected. No cameras or recording devices of any kind, or signs, placards, banners or similar materials, may be brought into the meeting. Anyone who refuses to comply with these requirements will not be admitted.

Can I change my vote after I submit my proxy?

Yes, if you are a registered stockholder you may revoke your proxy and change your vote prior to the completion of voting at the meeting by:

- submitting a valid, later-dated proxy card or a later-dated vote by telephone or on the Internet in a timely manner (the latest-dated, properly completed proxy that you submit in a timely manner, whether by mail, by telephone or on the Internet, will count as your vote); or

- giving written notice of such revocation to the Secretary of FedEx prior to or at the meeting or by voting in person at the meeting.

Your attendance at the meeting itself will not revoke your proxy unless you give written notice of revocation to the Secretary before your proxy is voted or you vote in person at the meeting.

If your shares are held in street name, you should contact the record holder of your shares and follow its procedures for changing your voting instructions. You also may vote in person at the meeting if you obtain a legal proxy from your record holder.

Will my vote be kept confidential?

Yes, your vote will be kept confidential and not disclosed to FedEx unless:

- required by law;
- you expressly request disclosure on your proxy; or
- there is a proxy contest.

Who will count the votes?

FedEx's transfer agent, Computershare Trust Company, N.A., will tabulate and certify the votes. A representative of the transfer agent will serve as the inspector of election.

How does the Board of Directors recommend I vote on the proposals?

Your Board recommends that you vote:

- FOR the election of each of the twelve nominees named in this proxy statement to the Board of Directors;
- FOR the approval of the amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws);
- FOR the ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm;
- FOR the advisory proposal on executive compensation;
- for future advisory votes on executive compensation to be held EVERY YEAR; and
- AGAINST each of the stockholder proposals.

What if I am a registered stockholder and do not specify how my shares are to be voted on my proxy card?

If you submit a proxy but do not indicate any voting instructions, your shares will be voted:

- FOR the election of each of the twelve nominees named in this proxy statement to the Board of Directors;
- FOR the approval of the amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws);
- FOR the ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm;
- FOR the advisory proposal on executive compensation;
- for future advisory votes on executive compensation to be held EVERY YEAR; and
- AGAINST each of the stockholder proposals.

Will any other business be conducted at the meeting?

We know of no other business to be conducted at the meeting. FedEx's Bylaws require stockholders to give advance notice of any proposal intended to be presented at the meeting. The deadline for this notice has passed and we did not receive any notice that met the requirements of our Bylaws. If any other matter properly comes before the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

How many votes are required to elect each director nominee?

A director nominee will be elected to the Board of Directors if the number of votes cast "for" such nominee's election exceeds the number of votes cast "against" such nominee's election. See "Corporate Governance Matters — Majority-Voting Standard for Director Elections" below.

What happens if a director nominee does not receive the required majority vote?

A nominee who is not already serving as a director and who fails to receive the required majority vote will not be elected and thus will not serve on the Board of Directors.

Each current director who is standing for reelection at the annual meeting has tendered an irrevocable resignation from the Board of Directors that will take effect if the nominee does not receive the required majority vote and the Board accepts the resignation. If the Board accepts the resignation, the nominee will no longer serve on the Board of Directors, and if the Board rejects the resignation, the nominee will continue to serve until his or her successor has been duly elected and qualified or until his or her earlier disqualification, death, resignation or removal. See "Corporate Governance Matters — Majority-Voting Standard for Director Elections" below.

What happens if a director nominee is unable to stand for election?

If a director nominee named in this proxy statement is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

How many votes are required to approve the amendment to FedEx's Certificate of Incorporation?

The approval of the amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws) requires the affirmative vote of at least a majority of the shares of FedEx common stock outstanding on the record date.

How many votes are required to ratify the appointment of FedEx's independent registered public accounting firm?

The ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

How many votes are required to approve the advisory vote on executive compensation?

Approval of the advisory proposal on executive compensation requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

As an advisory vote, this proposal is not binding on FedEx, the Board of Directors or the Compensation Committee. Because we highly value the opinions of our stockholders, however, the Board of Directors and the Compensation Committee will consider the results of this advisory vote when making future executive compensation decisions.

What vote is needed to approve the frequency of future advisory votes on executive compensation?

Stockholders may vote to have the advisory vote on executive compensation held every year, every two years or every three years, or you may abstain from voting. The option of one year, two years or three years that receives the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote will be the frequency for the advisory vote on executive compensation selected by our stockholders. In the absence of a majority of votes cast in support of any one frequency, the option of one year, two years or three years that receives the greatest number of votes will be considered the frequency selected by our stockholders.

As an advisory vote, the vote on this proposal is non-binding, and the final decision with respect to the frequency of future advisory votes on executive compensation remains with the Board of Directors. Because we highly value the opinions of our stockholders, however, the Board of Directors and the Compensation Committee will take into account the outcome of this vote in considering the frequency of future advisory votes on executive compensation.

How many votes are required to approve each of the stockholder proposals?

If the stockholder proposal is properly presented at the meeting, approval of the proposal requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote. Approval of the stockholder proposal would merely serve as a recommendation to the Board to take the necessary steps to implement such proposal.

How will abstentions be treated?

Abstentions will have no effect on the election of directors (Proposal 1). For each of the other proposals, abstentions will be treated as shares present for quorum purposes and entitled to vote, so they will have the same practical effect as votes against the proposal.

How will broker non-votes be treated?

If your shares are held in street name, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your record holder by the deadline provided in the materials you receive from your record holder. If you hold your shares in street name and you do not instruct your record holder as to how to vote your shares, your record holder may only vote your shares in its discretion on the adoption of the amendment to FedEx's Certificate of Incorporation (Proposal 2) and the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Your shares will be treated as broker non-votes on all the other proposals, including the election of directors (Proposal 1).

Broker non-votes will be treated as shares present for quorum purposes, but not entitled to vote. Thus, absent voting instructions from you, the record holder of your shares may not vote your shares on the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 4), the advisory vote on the frequency of future advisory votes on executive compensation (Proposal 5) or the adoption of the three stockholder proposals (Proposals 6 through 8). A broker non-vote with respect to these proposals will not affect their outcome.

Will the meeting be Webcast?

Yes, you are invited to visit the events section of the Investor Relations page of our Web site (*http://ir.fedex.com/events.cfm*) at 10:00 a.m. Central time on September 26, 2011, to access the live Webcast of the meeting. An archived copy of the Webcast will be available on our Web site for at least one year. The information on FedEx's Web site, however, is not incorporated by reference in, and does not form part of, this proxy statement.

STOCK OWNERSHIP

Directors and Executive Officers

The following table sets forth the amount of FedEx's common stock beneficially owned by each director or nominee, each named executive officer included in the Summary Compensation Table, and all directors, nominees and executive officers as a group, as of August 1, 2011. Unless otherwise indicated, beneficial ownership is direct and the person shown has sole voting and investment power.

Name of Beneficial Owner	Common Stock Beneficially Owned		
	Number of Shares	Number of Option Shares[1]	Percent of Class[2]
Frederick W. Smith	19,714,015[3]	1,912,862	6.78%
James L. Barksdale	46,800	42,640	*
John A. Edwardson	15,000	50,640	*
J.R. Hyde, III	132,000[4]	50,640	*
Shirley Ann Jackson	7,000	29,640	*
Steven R. Loranger	7,800[5]	24,240	*
Gary W. Loveman	16,854	13,400	*
R. Brad Martin	40,000[6]	—	*
Joshua Cooper Ramo	—	—	*
Susan C. Schwab	2,774	15,440	*
Joshua I. Smith	7,435	35,640	*
David P. Steiner	—	11,040	*
Paul S. Walsh	8,500	50,640	*
David J. Bronczek	76,567[7]	289,126	*
Robert B. Carter	49,771[8]	209,941	*
T. Michael Glenn	212,060[9]	270,125	*
Alan B. Graf, Jr.	231,823[10]	281,375	*
All directors, nominees and executive officers as a group (20 persons)	20,727,786[11]	3,586,653	7.58%

* Less than 1% of FedEx's outstanding common stock.

(1) Reflects the number of shares that can be acquired at August 1, 2011, or within 60 days thereafter through the exercise of stock options. These shares are excluded from the column headed "Number of Shares," but included in the ownership percentages reported in the column headed "Percent of Class."

(2) Based on 317,203,577 shares outstanding on August 1, 2011.

(3) Includes 15,449,100 shares owned by Mr. Smith (4,950,000 of such shares have been pledged as security by Mr. Smith), 4,141,280 shares owned by Frederick Smith Enterprise Company, Inc. ("Enterprise"), a family holding company (399,000 of such shares have been pledged as security by Enterprise), 736 shares owned by Mr. Smith's spouse and 120,579 shares held in trust for the benefit of Mr. Smith's child. Regions Morgan Keegan Trust, FSB, Memphis, Tennessee, as trustee of a trust of which Mr. Smith is the lifetime beneficiary, holds 55% of Enterprise's outstanding stock and Mr. Smith owns 45% directly. Includes 2,320 shares held in FedEx's retirement savings plan. Mr. Smith's business address is 942 South Shady Grove Road, Memphis, Tennessee 38120.

(4) Includes 100,000 shares pledged as security by Mr. Hyde.

(5) Owned by a family trust.

(6) Includes 3,750 shares owned by R. Brad Martin Family Foundation.

(7) Includes 674 shares held in FedEx's retirement savings plan.

(8) Includes 2,390 shares owned by Mr. Carter's spouse.

(9) Includes 88,750 shares owned by Glenn Family Partners, L.P. Mr. Glenn disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 554 shares held in FedEx's retirement savings plan.

(10) Includes 7,400 shares owned by a family trust and 433 shares held in FedEx's retirement savings plan.

(11) Includes an aggregate 4,408 shares held in FedEx's retirement savings plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and certain officers of FedEx and persons who own more than ten percent of FedEx's common stock to file with the Securities and Exchange Commission initial reports of beneficial ownership (Form 3) and reports of subsequent changes in their beneficial ownership (Form 4 or Form 5) of FedEx's common stock. Such directors, officers and greater-than-ten-percent stockholders are required to furnish FedEx with copies of the Section 16(a) reports they file. The Securities and Exchange Commission has established specific due dates for these reports, and FedEx is required to disclose in this proxy statement any late filings or failures to file.

Based solely upon a review of the copies of the Section 16(a) reports (and any amendments thereto) furnished to FedEx and written representations from FedEx's directors and reporting officers that no additional reports were required, FedEx believes that its directors and reporting officers complied with all these filing requirements for the fiscal year ended May 31, 2011.

Significant Stockholders

The following table lists certain persons known by FedEx to own beneficially more than five percent of FedEx's outstanding shares of common stock as of March 31, 2011.

	Amount and Nature of Beneficial Ownership	Percent of Class
Dodge & Cox 555 California Street, 40th Floor San Francisco, California 94104	19,465,071(1)	6.17%
PRIMECAP Management Company 225 South Lake Avenue, Suite 400 Pasadena, California 91101	20,939,824(2)	6.63%

(1) Dodge & Cox, a registered investment advisor, had sole voting power over 18,481,061 shares and sole investment power over all 19,465,071 shares.

(2) PRIMECAP Management Company, a registered investment advisor, had sole voting power over 4,224,580 shares and sole investment power over all 20,939,824 shares.

CORPORATE GOVERNANCE MATTERS

Corporate Governance Documents

In furtherance of its longstanding goals of providing effective governance of FedEx's business and affairs for the long-term benefit of stockholders and promoting a culture and reputation of the highest ethics, integrity and reliability, the Board of Directors has adopted Corporate Governance Guidelines, charters for each of its Board committees and a Code of Business Conduct and Ethics for directors, officers and employees of FedEx. Each of these documents is available in the corporate governance section of the Investor Relations page of our Web site at *http://ir.fedex.com/governance.cfm.*

Board Leadership Structure

The leadership structure of our Board of Directors includes (i) a combined Chairman of the Board and Chief Executive Officer, (ii) independent, active and effective directors of equal importance and rights, who all have the same opportunities and responsibilities in providing vigorous oversight of the effectiveness of management policies, and (iii) a presiding director. The Board believes that FedEx has been and continues to be well served by having the company's founder, Frederick W. Smith, serve as both Chairman of the Board and Chief Executive Officer. The current Board leadership model, when combined with the composition of the Board, the strong leadership of our independent directors and Board committees and the highly effective corporate governance structures and processes already in place, strikes an appropriate balance between consistent leadership and independent oversight of FedEx's business and affairs.

The Board believes that FedEx's Corporate Governance Guidelines help ensure that strong and independent directors will continue to play the central oversight role necessary to maintain FedEx's commitment to the highest quality corporate governance. Pursuant to our governance principles and established practices:

- ***Executive Sessions.*** Non-management Board members meet at regularly scheduled executive sessions without management present in conjunction with each in-person Board meeting. The Chairwoman of the Nominating & Governance Committee, who is designated as the Board's presiding director, conducts these meetings and may also be designated to preside at any Board or stockholder meeting.

- ***Agenda Items/Information Requests.*** Each Board member is encouraged to suggest the inclusion of items on the agenda for Board meetings, raise subjects that are not on the agenda for that meeting or request information that has not otherwise been provided to the Board. Our practice is to honor each such request.

- ***Interaction With Management.*** Consistent with our philosophy of empowering each member of our Board of Directors, our presiding director does not act as a buffer between our Board members and management. Rather, each Board member has complete and open access to any member of management and to the chairman of each Board committee for the purpose of discussing any matter related to the work of such committee.

- ***Interaction With Shareholders.*** If any of our major shareholders asks to speak with any Board member on a matter related to FedEx, we will ask that director to make himself or herself available and will facilitate such interaction.

- ***Special Board Meetings.*** Special meetings of the Board can be called by the Chairman of the Board or at the request of two or more directors.

- ***Retention of Independent Advisors.*** The Board and each Board committee have the authority to retain independent legal, financial and other advisors as they deem appropriate.

- ***Annual Review.*** Our directors evaluate the Board's processes on an annual basis to ensure, among other things, that its leadership structure remains effective, that Board and Committee meetings are conducted in a manner that promotes candid and constructive dialog and that sufficient time has been allocated for such meetings.

Board Risk Oversight

The Board of Directors' role in risk oversight at FedEx is consistent with the company's leadership structure, with management having day-to-day responsibility for assessing and managing the company's risk exposure and the Board and its committees providing oversight in connection with those efforts, with particular focus on ensuring that FedEx's risk management practices are adequate and regularly reviewing the most significant risks facing the company. The Board performs its risk oversight role by using several different levels of review. Each Board meeting begins with a strategic overview by the Chairman of the Board, President and Chief Executive Officer that describes the most significant issues, including risks, affecting the company, and also includes business updates from each reporting segment CEO. In addition, at least annually, the Board reviews in detail the business and operations of each of the company's reporting segments, including the primary risks associated with that segment.

The Board reviews the risks associated with the company's financial forecasts and annual business plan. These risks are identified and managed in connection with the company's robust enterprise risk management ("ERM") process. Our ERM process provides the enterprise with a common framework and terminology to ensure consistency in identification, reporting and management of key risks. The ERM process is embedded in our strategic financial planning process, which ensures explicit consideration of risks that affect the underlying assumptions of the strategic plans and provides a platform to facilitate integration of risk information in business decision-making.

The Board has delegated to each of its committees responsibility for the oversight of specific risks that fall within the committee's areas of responsibility. For example:

- The Audit Committee reviews and discusses with management the company's major financial risk exposures and the steps management has taken to monitor and control such exposures.
- The Compensation Committee reviews and discusses with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create or decrease risks for the company.
- The Information Technology Oversight Committee reviews and discusses with management the quality and effectiveness of the company's information technology systems and processes, including the extent to which those systems and processes create or decrease information security and other risks for the company.
- The Nominating & Governance Committee reviews and discusses with management the implementation and effectiveness of the company's compliance and ethics programs, including the Code of Business Conduct and Ethics.

In addition, the Audit Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process. The ERM process culminates in an annual presentation to the Audit Committee on the key enterprise risks facing FedEx.

Executive Management Succession Planning

The Board of Directors has in place an effective planning process to select successors to the Chairman of the Board, President and Chief Executive Officer and other members of executive management. The Nominating & Governance Committee, in consultation with the Chairman of the Board, President and Chief Executive Officer, annually reports to the Board on executive management succession planning. The entire Board works with the Nominating & Governance Committee and the Chairman of the Board, President and Chief Executive Officer to evaluate potential successors to the CEO and other members of executive management. Through this process, the Board receives information that includes qualitative evaluations of potential successors to the CEO and other executives. The Chairman of the Board, President and Chief Executive Officer periodically provides to the Board his recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals. Additionally, the Board periodically reviews and revises as necessary the company's emergency management succession plan, which details the actions to be taken by specific individuals in the event a member of executive management suddenly dies or becomes incapacitated.

Director Independence

The Board of Directors has determined that each member of the Audit, Compensation and Nominating & Governance Committees and, with the exception of Frederick W. Smith and J.R. Hyde, III, each of the Board's current members (James L. Barksdale, John A. Edwardson, Shirley Ann Jackson, Steven R. Loranger, Gary W. Loveman, Susan C. Schwab, Joshua I. Smith, David P. Steiner and Paul S. Walsh), as well as the new director nominees, R. Brad Martin and Joshua Cooper Ramo, are independent and meet the applicable independence requirements of the New York Stock Exchange (including the additional requirements for Audit Committee members) and the Board's more stringent standards for determining director independence. Mr. Smith is FedEx's Chairman of the Board, President and Chief Executive Officer. When considering the totality of the multiple relationships between FedEx and entities affiliated with Mr. Hyde, the Board concluded that Mr. Hyde is no longer independent. Judith L. Estrin retired as a director immediately before the 2010 annual meeting, and the Board of Directors had previously determined that she was independent.

Under the Board's standards of director independence, which are included in FedEx's Corporate Governance Guidelines, a director will be considered independent only if the Board affirmatively determines that the director has no direct or indirect material relationship with FedEx, other than as a director. The standards set forth certain categories or types of transactions, relationships or arrangements with FedEx, as follows, each of which (i) is deemed not to be a material relationship with FedEx, and thus (ii) will not, by itself, prevent a director from being considered independent:

- ***Prior Employment of Director.*** The director was employed by FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner or auditing relationship ended.
- ***Prior Employment of Immediate Family Member.*** An immediate family member was an officer of FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner or auditing relationship ended.
- ***Current Employment of Immediate Family Member.*** An immediate family member is employed by FedEx in a non-officer position, or by FedEx's independent auditor not as a partner and not personally working on FedEx's audit.
- ***Interlocking Directorships.*** An executive officer of FedEx served on the board of directors of a company that employed the director or employed an immediate family member as an executive officer, and over five years have passed since either such relationship ended.
- ***Business Relationships.*** The director or an immediate family member is a partner, greater than 10% shareholder, director or officer of a company that makes or has made payments to, or receives or has received payments (other than contributions, if the company is a tax-exempt organization) from, FedEx for property or services, and the amount of such payments has not within any of such other company's three most recently completed fiscal years exceeded one percent (or $1 million, whichever is greater) of such other company's consolidated gross revenues for such year.
- ***Indebtedness.*** The director or an immediate family member is a partner, greater than 10% shareholder, director or officer of a company that is indebted to FedEx or to which FedEx is indebted, and the aggregate amount of such debt is less than one percent (or $1 million, whichever is greater) of the total consolidated assets of the indebted company.
- ***Charitable Contributions.*** The director is a trustee, fiduciary, director or officer of a tax-exempt organization to which FedEx contributes, and the contributions to such organization by FedEx have not within any of such organization's three most recently completed fiscal years exceeded one percent (or $250,000, whichever is greater) of such organization's consolidated gross revenues for such year.

The Board broadly considered all relevant facts and circumstances, including the following immaterial transactions, relationships and arrangements:

- Mr. Barksdale served as an officer of FedEx, but he left the company well over five years ago (his employment at FedEx ended in 1992).

- FedEx has made charitable contributions to tax-exempt organizations for which each of the following directors or their spouses serve as a trustee or director: Messrs. Barksdale, Hyde and Loranger. With the exception of the commitments or contributions to Memphis Tomorrow, the National Civil Rights Museum and the Shelby Farms Park Conservancy discussed below (see "— Related Person Transactions"), the contributions by FedEx to each such organization have not within any of the other organization's three most recently completed fiscal years exceeded one percent (or $250,000, whichever is greater) of the other organization's consolidated gross revenues for such year. In addition, Mr. Hyde (or his wife) and Mr. Martin and certain FedEx executive officers are affiliated with several of the same Memphis-based non-profit organizations.

- In the ordinary course of business, FedEx makes purchases from entities for which each of the following directors serves as an officer: Messrs. Edwardson, Loranger and Steiner. The amount of the payments made by FedEx to each such entity has not within any of the other entity's three most recently completed fiscal years exceeded one percent (or $1 million, whichever is greater) of the other entity's consolidated gross revenues for such year.

- Frederick W. Smith has made passive investments (holding less-than-5% equity interests) in privately held entities with which each of the following directors is affiliated: Mr. Barksdale and Mr. Hyde.

- Mr. Hyde and his wife together own a minority interest in the NBA Memphis Grizzlies professional basketball team, with which FedEx has a business relationship. The Hydes' ownership interest in the team has declined significantly over the past few years — from approximately 13% to less than 1% now.

- Mr. Martin serves as a director of First Horizon National Corporation with Robert B. Carter, FedEx's Executive Vice President, FedEx Information Services and Chief Information Officer.

- Mr. Martin is a member of the board of directors of Pilot Travel Centers LLC. Frederick W. Smith serves as an advisory director of that company.

- In the ordinary course of business, FedEx makes purchases of aircraft and related services and equipment from The Boeing Company, for which Ambassador Schwab serves as a director. The payments made by FedEx to Boeing in its most recently completed fiscal year represented less than two percent of Boeing's consolidated gross revenues for such year. The Board determined that Ambassador Schwab is still an independent director under the Board's independence standards as she does not have a direct or indirect material relationship with either FedEx or Boeing, other than as a director, and does not derive any financial benefit from these ordinary course transactions.

Audit Committee Financial Expert

The Board of Directors has determined that at least one member of the Audit Committee, John A. Edwardson, is an audit committee financial expert as such term is defined in Item 407(d)(5) of Regulation S-K, promulgated by the Securities and Exchange Commission.

Director Mandatory Retirement

A director must retire immediately before the annual meeting of FedEx's stockholders during the calendar year in which he or she attains age 72.

Stock Ownership Goal for Directors and Senior Officers

In order to encourage significant stock ownership by our directors and senior officers, and to further align their interests with the interests of FedEx's stockholders, the Board of Directors has established a goal that (i) within three years after joining the Board, each non-management director own FedEx shares valued at three times his or her annual retainer fee, and (ii) within four years after being appointed to his or her position, each member of senior management own FedEx shares valued at the following multiple of his or her annual base salary:

- 5x for the Chairman of the Board, President and Chief Executive Officer;
- 3x for the other FedEx executive officers;
- 2x for executive vice presidents of FedEx's core operating companies; and
- 1x for certain other senior officers.

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. The Board also recommends that each director and senior officer retain shares acquired upon stock option exercises until his or her goal is met. The stock ownership goal is included in FedEx's Corporate Governance Guidelines. As of August 1, 2011, each director (other than Mr. Steiner, who joined the Board in 2009) and executive officer owned sufficient shares to comply with this goal.

Policy on Poison Pills

The Board of Directors has adopted a policy requiring stockholder approval for any future "poison pill" prior to or within twelve months after adoption of the poison pill. (A poison pill is a device used to deter a hostile takeover. Note that FedEx does not currently have, nor have we ever had, a poison pill.) The policy on poison pills is included in FedEx's Bylaws and Corporate Governance Guidelines.

Executive Sessions of Non-Management Directors

Non-management Board members meet without management present at regularly scheduled executive sessions in conjunction with each in-person meeting of the Board of Directors. At least once a year, such meetings include only the independent members of the Board. The Chairwoman of the Nominating & Governance Committee presides over meetings of the non-employee and independent directors.

Communications with Directors

Stockholders and other interested parties may communicate directly with any member or committee of the Board of Directors by writing to: FedEx Corporation Board of Directors, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. Please specify to whom your letter should be directed. The Corporate Secretary of FedEx will review all such correspondence and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in her opinion, deals with the functions of the Board or its committees or that she otherwise determines requires the attention of any member, group or committee of the Board of Directors. Board members may at any time review a log of all correspondence received by FedEx that is addressed to Board members and request copies of any such correspondence.

Nomination of Director Candidates

The Nominating & Governance Committee will consider director nominees proposed by stockholders. To recommend a prospective director candidate for the Nominating & Governance Committee's consideration, stockholders may submit the candidate's name, qualifications, including whether the candidate satisfies the requirements set forth in "Proposal 1 — Election of Directors — Experience, Qualifications, Attributes and Skills," and other relevant biographical information in writing to: FedEx Corporation Nominating & Governance

Committee, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. FedEx's Bylaws require stockholders to give advance notice of stockholder proposals, including nominations of director candidates. For more information, please see "Additional Information — Stockholder Proposals for 2012 Annual Meeting."

The Board is responsible for recommending director candidates for election by the stockholders and for electing directors to fill vacancies or newly created directorships. The Board has delegated the screening and evaluation process for director candidates to the Nominating & Governance Committee, which identifies, evaluates and recruits highly qualified director candidates and recommends them to the Board. The Nominating & Governance Committee considers potential candidates for director, who may come to the attention of the Nominating & Governance Committee through current directors, management, professional search firms, stockholders or other persons. The Nominating & Governance Committee has engaged a third-party executive search firm to assist in identifying potential board candidates. The Nominating & Governance Committee considers and evaluates a director candidate recommended by a stockholder in the same manner as a nominee recommended by a Board member, management, search firm or other sources.

If the Nominating & Governance Committee determines that an additional or replacement director is necessary or advisable, the Nominating & Governance Committee may take such measures that it considers appropriate in connection with its evaluation of a potential director candidate, including interviewing the candidate, engaging an outside firm to gather additional information and making inquiries of persons with knowledge of the candidate's qualifications and character. In its evaluation of potential director candidates, including the members of the Board of Directors eligible for reelection, the Nominating & Governance Committee considers the current size, composition and needs of the Board of Directors and each of its committees.

Majority-Voting Standard for Director Elections

FedEx's Bylaws require that we use a majority-voting standard in uncontested director elections and contain a resignation requirement for directors who fail to receive the required majority vote. The Bylaws also prohibit the Board from changing back to a plurality-voting standard without the approval of our stockholders. Under the majority-voting standard, a director nominee must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. In accordance with the majority-voting standard and resignation requirement, each director who is standing for reelection at the annual meeting has tendered an irrevocable resignation from the Board of Directors that will take effect if (i) the director does not receive more votes cast "for" than "against" his or her election at the annual meeting, and (ii) the Board accepts the resignation. FedEx's Bylaws require the Board of Directors, within 90 days after certification of the election results, to accept the director's resignation unless there is a compelling reason not to do so and to promptly disclose its decision (including, if applicable, the reasons for rejecting the resignation) in a filing with the Securities and Exchange Commission.

Policy on Review and Preapproval of Related Person Transactions

The Board of Directors has adopted a Policy on Review and Preapproval of Related Person Transactions, which is included in FedEx's Corporate Governance Guidelines. The policy requires that all proposed related person transactions (as defined in the policy) and all proposed material changes to existing related person transactions be reviewed and preapproved by the Nominating & Governance Committee. To the extent the related person (as defined in the policy) is a director or immediate family member of a director, the transaction or change must also be reviewed and preapproved by the full Board. The policy provides that a related person transaction or a material change to an existing related person transaction may not be preapproved if it would:

- interfere with the objectivity and independence of any related person's judgment or conduct in carrying out his or her duties and responsibilities to FedEx;
- not be fair as to FedEx; or
- otherwise be opposed to the best interests of FedEx and its stockholders.

The policy requires the Nominating & Governance Committee to annually (i) review each existing related person transaction that has a remaining term of at least one year or remaining payments of at least $120,000, and (ii) determine, based upon all material facts and circumstances and taking into consideration our contractual obligations, whether it is in the best interests of FedEx and our stockholders to continue, modify or terminate the transaction or relationship.

Related Person Transactions

In accordance with the policy described above, the Nominating & Governance Committee has reviewed the following related person transactions and determined that they remain in the best interests of FedEx and our stockholders:

- In November 1999, FedEx entered into a multi-year, $205 million naming rights agreement with the NFL Washington Redskins professional football team. Under this agreement, FedEx has certain marketing rights, including the right to name the Redskins' stadium "FedExField." In August 2003, Frederick W. Smith acquired an approximate 10% ownership interest in the Washington Redskins and joined its Leadership Council, or board of directors.

- FedEx's policy on personal use of corporate aircraft requires officers to pay FedEx two times the cost of fuel, plus applicable passenger ticket taxes and fees, for personal trips. Pursuant to this requirement, Mr. F.W. Smith paid FedEx approximately $246,000 during fiscal 2011 in connection with certain personal use of corporate aircraft.

- Mr. Hyde and David J. Bronczek, President and Chief Executive Officer of FedEx Express, serve together on the board of Memphis Tomorrow, a non-profit organization. In fiscal 2011, FedEx contributed $1 million (the fourth installment of a five-year commitment for $5 million) to Memphis Tomorrow, which represents approximately 25% of the organization's annual revenues. The mission of Memphis Tomorrow is to bring top business leaders together with Memphis government and civic leaders to foster economic prosperity for the local community.

- Mr. Hyde also serves on the board of the National Civil Rights Museum, a non-profit organization. In fiscal 2011, FedEx contributed $530,000 to the National Civil Rights Museum, which represents approximately 8% of the organization's annual revenues. The mission of the National Civil Rights Museum is to chronicle key episodes of the American civil rights movement to inspire participation in civil and human rights efforts globally, through its collections, exhibitions and educational programs.

- Mr. Hyde's wife serves as the chairman of the board of the Shelby Farms Park Conservancy, a non-profit organization. In fiscal 2011, FedEx made a challenge commitment to donate $5 million to this organization (in annual installments of $500,000) once the organization meets certain fundraising goals. FedEx's $500,000 per year contribution is expected to exceed 1% of the organization's annual revenues. The mission of the Shelby Farms Park Conservancy is to oversee the management, operation and promotion of Shelby Farms Park in Memphis, Tennessee.

- Mr. F.W. Smith's son is employed by FedEx Express as a managing director of life sciences and specialty services; David F. Rebholz is the President and Chief Executive Officer of FedEx Ground — his brother is employed by FedEx Services as a sales account executive in Missouri; and William J. Logue is the President and Chief Executive Officer of FedEx Freight — his brother is employed by FedEx Services as a sales manager in Massachusetts. The total annual compensation of each of Mr. Smith's son, Mr. Rebholz's brother and Mr. Logue's brother for fiscal 2011 (including any annual incentive compensation, all sales commissions and the Black-Scholes value of any stock option award) did not exceed $160,000.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Meetings

During fiscal 2011, the Board of Directors held six regular meetings and two special meetings. Each director attended at least 75% of the meetings of the Board and any committees on which he or she served.

Committees

The Board of Directors has a standing Audit Committee, Compensation Committee, Information Technology Oversight Committee and Nominating & Governance Committee. Each committee's written charter, as adopted by the Board of Directors, is available on the FedEx Web site at *http://ir.fedex.com/com_charters.cfm*. Committee memberships are as follows:

Audit Committee

John A. Edwardson (Chairman)
Gary W. Loveman
Joshua I. Smith
David P. Steiner

Information Technology Oversight Committee

James L. Barksdale (Chairman)
J.R. Hyde, III
Gary W. Loveman

Compensation Committee

Steven R. Loranger (Chairman)
Shirley Ann Jackson
Susan C. Schwab
Paul S. Walsh

Nominating & Governance Committee

Shirley Ann Jackson (Chairwoman)
James L. Barksdale
Steven R. Loranger

The Board of Directors has approved reconstituting the committees so that, immediately following the annual meeting, if all of the director nominees are elected, committee memberships will be as follows:

Audit Committee

John A. Edwardson (Chairman)
Gary W. Loveman
Joshua I. Smith
David P. Steiner

Information Technology Oversight Committee

James L. Barksdale (Chairman)
Gary W. Loveman
Joshua Cooper Ramo

Compensation Committee

Steven R. Loranger (Chairman)
Shirley Ann Jackson
Susan C. Schwab
Paul S. Walsh

Nominating & Governance Committee

Shirley Ann Jackson (Chairwoman)
James L. Barksdale
Steven R. Loranger
R. Brad Martin

The Audit Committee, which held ten meetings during fiscal 2011, performs the following functions:

- oversees the independent registered public accounting firm's qualifications, independence and performance;
- assists the Board of Directors in its oversight of (i) the integrity of FedEx's financial statements; (ii) the effectiveness of FedEx's disclosure controls and procedures and internal control over financial reporting; (iii) the performance of the internal auditors; and (iv) FedEx's compliance with legal and regulatory requirements; and
- preapproves all audit and allowable non-audit services to be provided by FedEx's independent registered public accounting firm.

The Compensation Committee, which held six meetings during fiscal 2011, performs the following functions:

- evaluates, together with the independent members of the Board, the performance of FedEx's Chairman of the Board, President and Chief Executive Officer and recommends his compensation for approval by the independent directors;
- discharges the Board's responsibilities relating to the compensation of executive management;
- reviews and discusses with management the Compensation Discussion and Analysis and produces a report recommending whether the Compensation Discussion and Analysis should be included in the proxy statement; and
- oversees the administration of FedEx's equity compensation plans and reviews the costs and structure of key employee benefit and fringe-benefit plans and programs.

The Information Technology Oversight Committee, which held six meetings during fiscal 2011, performs the following functions:

- appraises major information technology ("IT") related projects and technology architecture decisions;
- ensures that FedEx's IT programs effectively support FedEx's business objectives and strategies;
- monitors and assesses FedEx's management of IT-related compliance risks, including IT-related internal audits; and
- advises FedEx's senior IT management team and the Board of Directors on IT-related matters.

The Nominating & Governance Committee, which held six meetings during fiscal 2011, performs the following functions:

- identifies individuals qualified to become Board members;
- recommends to the Board director nominees to be proposed for election at the annual meeting of stockholders;
- recommends to the Board directors for appointment to Board committees; and
- assists the Board in developing and implementing effective corporate governance, compliance and ethics programs.

In addition, as discussed previously, each Board committee has responsibility for the oversight of specific risks that fall within the committee's areas of responsibility, and the Audit Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process.

Attendance at Annual Meeting of Stockholders

FedEx expects all Board members to attend annual meetings of stockholders. Each member of the Board of Directors attended the 2010 annual meeting of stockholders.

PROPOSAL 1 — ELECTION OF DIRECTORS

All of FedEx's directors are elected at each annual meeting of stockholders and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. The Board of Directors currently consists of eleven members. J.R. Hyde, III is retiring as a director immediately before this annual meeting and is not standing for reelection. The Board proposes that each of the other current directors be reelected to the Board. In addition, the Board of Directors has nominated R. Brad Martin and Joshua Cooper Ramo for election as directors. The third-party executive search firm engaged by the Nominating & Governance Committee provided assistance in identifying Messrs. Martin and Ramo as potential Board candidates. Frederick W. Smith, FedEx's Chairman of the Board, President and Chief Executive Officer, and the members of the Nominating & Governance Committee recommended Messrs. Martin and Ramo as nominees for election at the annual meeting.

Effective upon the retirement of Mr. Hyde and the election of Messrs. Martin and Ramo, the size of the Board will be increased to twelve members. Each of the nominees elected at this annual meeting will hold office until the annual meeting of stockholders to be held in 2012 and until his or her successor is duly elected and qualified.

Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

Under FedEx's majority-voting standard, each of the twelve director nominees must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. For more information, please see "Corporate Governance Matters — Majority-Voting Standard for Director Elections."

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE TWELVE NOMINEES.

Set forth below, with respect to each nominee, is the following information:

- His or her name;
- His or her age;
- The year in which he or she first became a director of FedEx (or its predecessor, FedEx Express), if applicable;
- His or her principal occupation and employment — both currently and during at least the past five years;
- Directorships held in other public companies — both currently and during at least the past five years; and
- A brief discussion of the specific experience, qualifications, attributes and skills that the Board of Directors considered in nominating him or her for reelection.

Nominees for Election to the Board

Frederick W. Smith, 67, was first elected as a director in 1971. He is the company's founder and has been Chairman, President and Chief Executive Officer of FedEx since January 1998 and Chairman of FedEx Express since 1975. He was Chairman, President and Chief Executive Officer of FedEx Express from 1983 to January 1998, Chief Executive Officer of FedEx Express from 1977 to January 1998, and President of FedEx Express from 1971 to 1975.

James L. Barksdale, 68, was first elected as a director in 1999. He is Chairman and President of Barksdale Management Corporation, an investment management company, and Managing Partner of The Barksdale Group, a venture capital firm, positions he has held since April 1999. He was President and Chief Executive Officer of Netscape Communications Corporation, a provider of software, services and Web site resources to Internet users, from January 1995 to March 1999. He held various senior management positions at FedEx Express from 1979 to 1992, including Executive Vice President and Chief Operating Officer, and was a director of FedEx Express from 1983 to 1991. He is a director of Time Warner Inc. He was previously a director of Sun Microsystems, Inc.

John A. Edwardson, 62, was first elected as a director in 2003. He is Chairman and Chief Executive Officer of CDW LLC, a provider of technology products and services, a position he has held since January 2001. He was Chairman and Chief Executive Officer of Burns International Services Corporation, a provider of security services, from 1999 to 2000. He was President and Chief Operating Officer of UAL Corporation (the parent company of United Air Lines, Inc.), an airline, from 1995 to 1998. He is a director of CDW LLC, which was a public company until October 2007.

Shirley Ann Jackson, 65, was first elected as a director in 1999. She is President of Rensselaer Polytechnic Institute (RPI), a technological research university, a position she has held since July 1999. She was Chairman of the United States Nuclear Regulatory Commission (NRC) from July 1995 through June 1999 and served as a Commissioner of the NRC from May 1995 through June 1999. She has been a member of the President's Council of Advisors on Science & Technology (PCAST) since 2009 and is a trustee of M.I.T. (member of the M.I.T. Corporation). She is a member of the International Security Advisory Board to the United States Secretary of State (since July 2011). She is a director of International Business Machines Corporation, Marathon Oil Corporation, Medtronic, Inc. and Public Service Enterprise Group Incorporated. She was previously a director of NYSE Euronext and United States Steel Corporation.

Steven R. Loranger, 59, was first elected as a director in 2006. He is Chairman, President and Chief Executive Officer of ITT Corporation, a diversified high-technology engineering and manufacturing company; he has held the position of President and Chief Executive Officer since June 2004 and Chairman since December 2004. He was Executive Vice President and Chief Operating Officer of Textron, Inc., a global aircraft, industrial and finance company, from 2002 to 2004. He held various executive positions at Honeywell International Inc. and its predecessor, AlliedSignal, Inc., a technology and manufacturing company, from 1981 to 2002, including President and Chief Executive Officer of its Engines, Systems and Services businesses. He is a director of ITT Corporation.

Gary W. Loveman, 51, was first elected as a director in 2007. He is Chairman of the Board, Chief Executive Officer and President of Caesars Entertainment Corporation (formerly Harrah's Entertainment, Inc.), a provider of branded gaming entertainment; he has held the position of President since April 2001, Chief Executive Officer since January 2003, and Chairman of the Board since January 2005. He held various other executive positions at Caesars Entertainment Corporation from May 1998 to April 2001. He was Associate Professor of Business Administration at the Harvard University Graduate School of Business Administration from 1994 to 1998. He is a director of Caesars Entertainment Corporation and Coach, Inc.

R. Brad Martin, 59, is a director nominee for the first time this year. He is the Chairman of RBM Venture Company, a family investment company, a position he has held since 2007. He was the Chairman and Chief Executive Officer of Saks Incorporated from 1989 to January 2006 and remained Chairman until May 2007, when he retired. He is a director of First Horizon National Corporation, lululemon athletica inc. and Dillard's, Inc. He was previously a director of Caesars Entertainment Corporation (formerly Harrah's Entertainment, Inc.), Gaylord Entertainment Company and Ruby Tuesday, Inc.

Joshua Cooper Ramo, 42, is a director nominee for the first time this year. He has served as Managing Director of Kissinger Associates, Inc., a strategic advisory firm, since 2006. Prior to joining Kissinger Associates, he was Managing Partner of JL Thornton & Co., LLC, a consulting firm. Before that he worked as a journalist, and served as Senior Editor, Foreign Editor and then Assistant Managing Editor of TIME Magazine from 1995 to 2003. He is a director of Starbucks Corporation.

Susan C. Schwab, 56, was first elected as a director in 2009. She is a Professor at the University of Maryland School of Public Policy, a position she has held since January 2009. She has also served as a strategic advisor to Mayer Brown LLP, a law firm, since March 2010. She served as United States Trade Representative from June 2006 to January 2009 and as Deputy United States Trade Representative from October 2005 to June 2006. She was Vice Chancellor of the University System of Maryland and President and Chief Executive Officer of the University System of Maryland Foundation from January 2004 to October 2005. She was Dean of the University of Maryland School of Public Policy from August 1995 to August 2003. She was Director of Corporate Business Development of Motorola, Inc., an electronics manufacturer, from July 1993 to August 1995. She was Assistant Secretary of Commerce for the United States and Foreign Commercial Service from March 1989 to May 1993. She is a director of Caterpillar Inc. and The Boeing Company. She was previously a director of The Adams Express Company, Calpine Corporation and Petroleum & Resources Corporation (prior to her service as Deputy United States Trade Representative).

Joshua I. Smith, 70, was first elected as a director in 1989. He is Chairman and Managing Partner of Coaching Group, LLC, a management consulting firm, a position he has held since June 1998. He was Vice Chairman and President of iGate, Inc., a broadband networking company, from June 2000 to June 2001. He is a director of The Allstate Corporation, Caterpillar Inc. and Comprehensive Care Corporation. He was previously a director of CardioComm Solutions, Inc.

David P. Steiner, 51, was first elected as a director in 2009. He is Chief Executive Officer of Waste Management, Inc., a provider of integrated waste management services, a position he has held since March 2004. He was Executive Vice President and Chief Financial Officer of Waste Management, Inc. from April 2003 to March 2004, Senior Vice President, General Counsel and Corporate Secretary of Waste Management, Inc. from July 2001 to April 2003, and Vice President and Deputy General Counsel of Waste Management, Inc. from November 2000 to July 2001. He was a partner at Phelps Dunbar L.L.P., a law firm, from 1990 to November 2000. He is a director of TE Connectivity Ltd. (formerly Tyco Electronics Ltd.) and Waste Management, Inc.

Paul S. Walsh, 56, was first elected as a director in 1996. He is Chief Executive Officer of Diageo plc, a beverage company, a position he has held since September 2000. He was Group Chief Operating Officer of Diageo plc from January 2000 to September 2000. He was Chairman, President and Chief Executive Officer of The Pillsbury Company, a wholly owned subsidiary of Diageo plc, from April 1996 to January 2000, and Chief Executive Officer of The Pillsbury Company from January 1992 to April 1996. He is a director of Diageo plc and Unilever PLC. He was previously a director of Centrica plc.

Experience, Qualifications, Attributes and Skills

Each director nominee possesses the following experience, qualifications, attributes and skills, in addition to those reflected above, as these are required of all candidates nominated for election or reelection to the Board of Directors:

- The highest level of personal and professional ethics, integrity and values;
- An inquiring and independent mind;
- Practical wisdom and mature judgment;
- Broad training and experience at the policy-making level in business, finance and accounting, government, education or technology;
- Expertise that is useful to FedEx and complementary to the background and experience of other Board members, so that an optimal balance of Board members can be achieved and maintained;
- Willingness to devote the required time to carrying out the duties and responsibilities of Board membership;
- Commitment to serve on the Board for several years to develop knowledge about FedEx's business;

- Willingness to represent the best interests of all stockholders and objectively appraise management performance; and
- Involvement only in activities or interests that do not conflict with the director's responsibilities to FedEx and its stockholders.

In addition, the Board believes that it is desirable that the following experience, qualifications, attributes and skills be possessed by one or more of FedEx's Board members because of their particular relevance to the company's business and structure, and these were all considered by the Board in connection with this year's director nomination process:

Transportation Industry Experience: With the exception of the two new nominees, each nominee possesses transportation industry experience by virtue of his or her service on the FedEx Board of Directors. We regard this tenure as a positive attribute, as it greatly increases the director's understanding of the company's operations and its management. Each of the below nominees has extensive additional transportation industry experience and knowledge.

- Mr. F.W. Smith, as the founder of our company, is the pioneer of the express transportation industry, and his record of innovation, achievement and leadership speaks for itself. Under his leadership, FedEx has become one of the most trusted and respected brands in the world and has experienced strong long-term financial growth and stockholder return.
- Mr. Barksdale held various senior management positions, including Executive Vice President and Chief Operating Officer, at our company during its early years (from 1979 to 1992).
- Mr. Edwardson was President and COO of a major airline (United) during the late 1990s.
- Mr. Loranger is CEO of a leading provider of products and services to the defense and aerospace industries (ITT). He was EVP and COO of a global aircraft manufacturing company (Textron, which includes Bell Helicopter and Cessna Aircraft) during the early 2000s. Previously, he was president and CEO of a high-technology aerospace business (a division of AlliedSignal) and was president of a heavy trucking company (Bendix Truck Brake Systems Group) in the 1990s.
- Mr. Steiner is CEO of a company (Waste Management) that transports waste materials.

International Experience: We continue to position our company to facilitate and capitalize on increasing globalization and the resulting unprecedented expansion of customer access to goods, services and information. This highlights the importance of having directors, such as each of the below nominees, who have specific experience with international trade and international markets.

- Mr. F.W. Smith leads our company, which serves more than 220 countries and territories. He serves on the board of the Council on Foreign Relations, and he has served as chairman of the U.S. – China Business Council and is the current chairman of the French – American Business Council.
- Dr. Jackson is the former Chairman and Commissioner of the United States Nuclear Regulatory Commission, during which time she helped to form and was the chair of the International Nuclear Regulators Association. She is closely involved with the World Economic Forum and is a member of the Council on Foreign Relations. She is a member of the International Security Advisory Board to the United States Secretary of State.
- Mr. Loranger is the CEO of a large multinational corporation (ITT).
- Mr. Ramo has been a member of the Council on Foreign Relations, Asia 21 Leaders Program, World Economic Forum's Young Global Leaders and Global Leaders of Tomorrow. He co-founded the U.S. – China Young Leaders Forum in conjunction with the National Committee on U.S. – China Relations. He has also been called "one of China's leading foreign-born scholars" by the World Economic Forum.
- Ambassador Schwab is the former United States Trade Representative, as a result of which she has extensive experience leading large international trade negotiations. Additionally, she served as

Director-General of the U.S. and Foreign Commercial Service (Assistant Secretary of Commerce), the export promotion arm of the U.S. government, from 1989 to 1993.

- Mr. Walsh is the CEO of a U.K.-based, large multinational corporation (Diageo).

Financial Expertise: We believe that an understanding of finance and financial reporting and internal auditing processes is beneficial for our directors, given our use of financial targets as measures of our success and the importance of accurate financial reporting and robust internal auditing. Each nominee has a considerable degree of financial literacy, and each of the below nominees has an extensive background in finance.

- Mr. Edwardson, who has an MBA from the University of Chicago, was the CFO of two separate public companies during the 1980s and 1990s: Northwest Airlines Corporation, a major airline, and Ameritech Corporation, a provider of telecommunication products and services.
- Dr. Jackson has numerous years of public company audit committee experience, including as a chair. She currently serves on two public company audit committees (Marathon Oil and Medtronic), one of which she chairs (Marathon Oil). She also serves as a Governor of the Financial Industry Regulatory Authority (FINRA), and formerly served as a director of NYSE Euronext.
- Mr. Loveman, who has a Ph.D. in economics from the Massachusetts Institute of Technology and a B.A. in economics from Wesleyan University, was an associate professor of business administration at the Harvard University Graduate School of Business Administration before joining Caesars Entertainment. He worked at the Federal Reserve Bank of Boston during the 1980s.
- Mr. Martin, who has an MBA from Vanderbilt University, currently serves as chair of the audit committee of Dillard's and is a former chair of the audit committee of Gaylord Entertainment.
- Mr. J. Smith, who took graduate courses in accounting and finance from Central Michigan University, has numerous years of public company audit committee experience. He is Chairman and Managing Partner of a consulting firm (The Coaching Group) that, among other things, assists its clients in writing business plans and preparing financial statements in preparation for debt and equity funding.
- Mr. Steiner, who has an accounting degree from Louisiana State University, was CFO of Waste Management before becoming its CEO.
- Mr. Walsh, during the 1980s, held various executive positions in finance, including CFO of a major division, at a U.K.-based public company (Grand Metropolitan plc) that is a predecessor to the company (Diageo) where he now serves as CEO.

Marketing Expertise: FedEx is one of the most widely recognized brands in the world, and we place special emphasis on promoting and protecting the FedEx brand, one of our most important assets. Accordingly, we benefit greatly from having directors, such as each of the below nominees, who have substantial expertise and experience in marketing.

- Mr. Loveman has led several highly successful marketing initiatives at Caesars Entertainment and previously taught marketing-related courses at the Harvard University Graduate School of Business Administration.
- Mr. Martin has gained valuable retail marketing experience and successfully applied his marketing expertise as the former CEO of Saks, a leading department store retailer.
- Mr. Walsh leads a company (Diageo) that owes much of its growth and success to highly effective marketing of its various brands.

Technological Expertise: We rely heavily on technology to operate our transportation and business networks. Our ability to attract and retain customers and to compete effectively depends in part upon the sophistication and reliability of our technology network. Thus, having directors with technological expertise is important to us, and each of the below nominees has a thorough understanding of the applications of technology by virtue of his or her background and experiences.

- Mr. Barksdale has held executive positions with multiple technology companies, including CEO of Netscape and AT&T Wireless during the 1990s. He was the co-chair of the Markle Foundation Task Force on National Security in the Information Age for seven years.
- Mr. Edwardson has been the CEO of a technology products and services provider (CDW) since 2001.
- Dr. Jackson, who holds undergraduate and doctorate degrees in physics from the Massachusetts Institute of Technology, is the president of a world-renowned technological research university (RPI). She also serves on the board of directors of a multinational computer technology and information technology consulting corporation (IBM). She is a member of the President's Council of Advisors on Science and Technology (PCAST), where she co-chairs the President's Innovation and Technology Advisory Committee (PITAC), serves on the Science Advisory Committee of the World Economic Forum, and is a trustee of M.I.T. (member of M.I.T. Corporation).
- Mr. Loranger has held senior executive positions with various high-technology engineering and manufacturing companies (ITT, Textron, Honeywell and AlliedSignal).

Energy Expertise: We are committed to protecting the environment, and we have many initiatives underway to reduce our energy use and minimize our impact on the environment. Each of the below nominees has a significant amount of energy expertise, which is helpful as we implement these important initiatives.

- Mr. F.W. Smith is co-chairman of the Energy Security Leadership Council, a project of Securing America's Future Energy, the goal of which is to reduce U.S. oil dependence and improve energy security.
- Dr. Jackson is the former Chairman and Commissioner of the United States Nuclear Regulatory Commission and serves as university vice-chairwoman of the U.S. Council on Competitiveness and co-chairwoman of its Energy Security, Innovation & Sustainability Initiative. She also serves on the board of directors of an integrated international energy company (Marathon Oil).
- Mr. Martin has served on the board of directors of Pilot Travel Centers LLC since 1995. This privately-held company is the largest operator of travel centers and largest seller of over-the-road diesel fuel.
- Mr. Steiner is CEO of a company (Waste Management) that has taken an industry leadership role in converting waste to renewable energy.

Government Experience: Our businesses are heavily regulated and are directly affected by governmental actions, so our directors with government experience provide a useful perspective as we work constructively with governments around the world. While each of our director nominees has significant experience in working with government at various levels, each of the below nominees has ample experience in government service.

- Mr. Barksdale served on the U.S. President's Intelligence Advisory Board for seven years.
- Dr. Jackson is the former Chairman and Commissioner of the United States Nuclear Regulatory Commission, serves on the President's Council of Advisors on Science and Technology (PCAST), and is a member of the International Security Advisory Board to the United States Secretary of State.
- Mr. Loranger served as an officer and pilot in the U.S. Navy, is a trustee for the National Air and Space Museum and the Congressional Medal of Honor Foundation, and has held executive management positions with several of the largest government contractors in the United States (ITT, Textron, Honeywell and AlliedSignal).
- Mr. Martin is a former state representative, serving in the Tennessee state legislature during the 1970s and 1980s.

- Ambassador Schwab is the former United States Trade Representative. Additionally, she served as Director-General of the U.S. and Foreign Commercial Service (Assistant Secretary of Commerce), the export promotion arm of the U.S. government, from 1989 to 1993.

Leadership Experience: As noted above, experience at the policy-making level is one of the minimum qualifications for election to the Board, and each nominee has this experience — Ambassador Schwab in government, Dr. Jackson in education and government, and the rest of the nominees in business, most as Chief Executive Officers (as noted below). The Board believes that CEOs, in particular, make excellent directors because they have the necessary experience and confidence to capably advise our executive management team on the wide range of issues that impact our business. Collectively, our directors have over 300 years of senior leadership experience, over 100 years of experience serving as CEOs, and over 85 years of experience serving as the chairpersons of public company boards of directors.

- Mr. F.W. Smith is our CEO.
- Mr. Barksdale is a former CEO (Netscape and AT&T Wireless).
- Mr. Edwardson is a CEO (CDW).
- Dr. Jackson is the president of a world-renowned technological research university (RPI) and the former Chairman and Commissioner of the United States Nuclear Regulatory Commission. She is a member of the President's Council of Advisors of Science and Technology (PCAST), where she co-chairs the President's Innovation and Technology Advisory Committee (PITAC).
- Mr. Loranger is a CEO (ITT).
- Mr. Loveman is a CEO (Caesars Entertainment).
- Mr. Martin is a former CEO (Saks).
- Mr. Ramo is a Managing Director of Kissinger Associates.
- Ambassador Schwab is the former United States Trade Representative and Director-General of the U.S. and Foreign Commercial Service.
- Mr. J. Smith is a former CEO (The MAXIMA Corporation).
- Mr. Steiner is a CEO (Waste Management).
- Mr. Walsh is a CEO (Diageo).

Diversity: The Board is committed to diversity and inclusion and is always looking for highly qualified candidates, including women (such as Dr. Jackson and Ambassador Schwab) and minorities (such as Dr. Jackson and Mr. J. Smith), who meet our criteria. The Board seeks, and believes it has found in this group of nominees, a diverse blend of experience and perspectives, institutional knowledge and personal chemistry, and directors who will provide sound and prudent guidance with respect to all of FedEx's operations and interests.

EXECUTIVE COMPENSATION

Report of the Compensation Committee of the Board of Directors

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors, and the Board approved, that the Compensation Discussion and Analysis be included in this proxy statement and in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2011.

Compensation Committee Members

Steven R. Loranger – Chairman
Shirley Ann Jackson
Susan C. Schwab
Paul S. Walsh

Compensation Discussion and Analysis

In this section we discuss and analyze the compensation of our principal executive and financial officers and our three other most highly compensated executive officers (the "named executive officers") for the fiscal year ended May 31, 2011. For additional information regarding compensation of the named executive officers, see "— Summary Compensation Table" and other compensation-related tables and disclosure below.

Executive Summary

Fiscal 2011 was a turnaround year for FedEx as an improving economy and strong customer demand increased volumes and yields across all transportation segments. We are investing for the future, strengthening our networks, improving on our already high levels of service, growing our international business and continuing to invest in critical, long-term projects as part of our global strategy to position the company for stronger growth.

At the same time, we have not yet returned to pre-recession levels of profitability. Consistent with our pay-for-performance philosophy and reflecting FedEx's financial performance during fiscal 2011, we made partial payouts under our annual incentive compensation ("AIC") program to all participants. In addition, effective January 1, 2011, we fully restored 401(k) company-matching contributions. Because our long-term incentive compensation ("LTI") program is tied to financial performance over a three-year period, there were no LTI payouts for fiscal 2011 to any participant, including the named executive officers, as we fell short of the earnings per share ("EPS") goals required for payout.

The following table details key compensation highlights of the last five fiscal years, including actions taken in 2009 in response to the effect of the unprecedented global recession on our financial performance.

Compensation Highlights
FY2011
AIC plan paid below target AIC payouts at target require above-plan performance No FY09-FY11 LTI plan payout 401(k) match fully reinstated
FY2010
AIC plan paid below target AIC payouts at target require above-plan performance No FY08-FY10 LTI plan payout Annual base salary increases reinstated 401(k) match partially reinstated
FY2009
No AIC plan payout No FY07-FY09 LTI plan payout Permanent salary reductions (including 20% reduction for CEO) Annual base salary increases suspended 401(k) match suspended
FY2008
AIC plan paid below target FY06-FY08 LTI plan paid slightly above target
FY2007
AIC plan paid approximately at target FY05-FY07 LTI plan paid at maximum

Review of Restricted Stock Program. The key components of our executive compensation program have remained substantially the same for many years, and we believe the program has been an important factor in our success. We continue, however, to closely review and, as appropriate, modify the program to ensure that it remains aligned with the best interests of our shareowners. During fiscal 2011, the Compensation Committee again reviewed our restricted stock program and, for all of the following reasons, determined that it continues to be appropriate for FedEx.

FedEx's restricted stock program has been in place for over 20 years and has encouraged FedEx executives to own and retain company stock. By facilitating the ownership of FedEx shares by our executives, we strengthen the alignment of their interests with those of our investors. When granting restricted stock, FedEx first determines the total target value of the award and then delivers that value in two components: restricted shares and cash payment of taxes due. Therefore, the total target value of the award is the same as it would be if there were no tax payments. In particular, because the amount of the tax payment is included in the calculation of the target value of the restricted stock award, the officers receive fewer shares in each award than they would in the absence of the tax payment: fewer by an amount equal in value to the tax payment.

This methodology prevents the need for an officer to make a disposition of FedEx stock to cover the tax consequences of a restricted stock award and dilute his or her interest in FedEx. Conversely, absent the tax payment, the number of shares received in each award would be larger by an amount equal in value to the forgone tax payment, thereby having a dilutive effect on our shareowners' equity interest in FedEx. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as "other compensation" in the Summary Compensation Table, we do not believe these payments are "tax gross-ups" in the traditional sense, since their value is fully reflected in the number of shares ultimately delivered to recipients. The following chart illustrates this principle, using the target value for the fiscal year 2011 restricted stock awards granted to FedEx Corporation executive vice presidents (as in previous years, Frederick W. Smith, FedEx's Chairman of the Board, President and Chief Executive Officer, did not receive a restricted stock award in fiscal 2011):



Target Value of Restricted Stock Award
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
8,000 shares
12,592 shares
Current Practice
No Tax Reimbursement
Target value of shares granted
Tax reimbursement amount

Not only is the value to the officer, as well as the cost to the company, generally the same as it would be otherwise, but this practice uses fewer shares of stock to arrive at the same benefit and has proved extremely successful in retaining executives and enabling them to retain their shares. In sum, we strongly believe that our restricted stock program is effectively designed and works well in alignment with the best interests of our shareowners.

Philosophy. FedEx is consistently ranked among the world's most admired and trusted employers and respected brands. Maintaining this reputation and continuing to position FedEx for future success requires high caliber talent to protect and grow the company in support of our mission of producing superior financial returns for our shareowners. We design our executive compensation program to provide a competitive and internally equitable compensation and benefits package that reflects individual and company performance, job complexity, and strategic value of the position while ensuring long-term retention and motivation.

Each of the named executive officers is a longstanding member of our management, and our Chairman of the Board, President and Chief Executive Officer, Frederick W. Smith, founded the company and pioneered the express transportation industry 40 years ago. As a result, our named executive officers are especially knowledgeable about our business and our industry and thus particularly valuable to the company and our shareowners.

As with tenure, position and level of responsibility are important factors in the compensation of any FedEx employee, including our named executive officers. There are internal salary ranges for each level, and annual target bonus percentages, long-term bonus amounts, and the number of options and restricted shares awarded are all closely tied to management level and responsibilities. For instance, all FedEx Corporation executive vice presidents have the same salary range and annual target bonus percentages and receive the same long-term bonus and the same number of options and restricted shares in the annual grant.

Our philosophy is to (i) closely align the compensation paid to our executives with the performance of the company on both a short-term and long-term basis, and (ii) set performance goals that do not promote excessive risk while supporting the company's core long-term financial goals of:

- Growing revenue by 10% per year;
- Achieving a 10%+ operating margin;
- Increasing EPS by 10% to 15% per year;
- Improving cash flow; and
- Increasing returns, such as return on invested capital.

Our executive compensation is, in large measure, highly variable and directly linked to the above goals and the performance of the FedEx stock price over time.

Compensation Objectives and Design-Related Features

We design our executive compensation program to further FedEx's mission of producing superior financial returns for our shareowners by pursuing the following objectives:

	How Pursued	
Objective	**Generally**	**Specifically**
Retain and attract highly qualified and effective executive officers.	Pay competitively.	Use comparison survey data as a point of reference in evaluating target levels for total direct compensation, which includes both fixed and variable, at-risk components tied to stock price appreciation and short- and long-term financial performance.
Motivate executive officers to contribute to our future success and to build long-term shareowner value and reward them accordingly.	Link a significant part of compensation to FedEx's financial and stock price performance, especially long-term performance.	Weight executive compensation program in favor of incentive and equity-based compensation elements (rather than base salary), especially long-term incentive cash compensation and equity incentives in the form of stock options and restricted stock.
Further align executive officer and shareowner interests.	Encourage and facilitate long-term shareowner returns and significant ownership of FedEx stock by executives.	Make annual equity-based grants; tie long-term cash compensation to growth in our EPS, which strongly correlates with long-term stock price appreciation; maintain a stock ownership goal for senior officers and encourage each officer to retain shares acquired upon stock option exercises until his or her goal is met.

Commitment to Retain and Attract. FedEx is widely acknowledged as one of the world's most admired and respected companies, and it is our people — our greatest asset — that have earned FedEx its strong reputation. Because FedEx operates a global enterprise in a highly challenging business environment, we compete for talented management with some of the largest companies in the world — in our industry and in others. Our global recognition and reputation for excellence in management and leadership make our people attractive targets for other companies, and our key employees are aggressively recruited. To prevent loss of our managerial talent, we seek to provide an overall compensation program that competes well against all types of companies and continues to retain and attract outstanding people to conduct our business. Each element of compensation is intended to fulfill this important obligation.

Market Referencing. Because retention is so imperative and tenure and management level are determinative factors, we use external survey data solely as a market reference point. Thus, the target compensation levels of our named executive officers are not designed to correspond to a specific percentile of compensation in those surveys. Instead, our analysis considers multiple market reference points for the analyzed positions, rather than referring to a specific percentile.

For the fiscal 2011 executive compensation review, we considered survey data published by two major consulting firms engaged by the company: Towers Watson and Aon Hewitt. Each consulting firm provided target compensation data for general industry companies (excluding financial services companies) in its respective database with annual revenues between $20 billion and $70 billion. A list of these companies is attached to this proxy statement as *Appendix A*. In past years, our reference group comprised the same type of companies with annual revenues in excess of $10 billion. For fiscal 2011, we narrowed the group to those with revenues between $20 billion and $70 billion so that the median revenues of the group would more closely align with FedEx's annual revenues ($39.3 billion in fiscal 2011).

General industry is the appropriate comparison category because our executives are recruited by and from businesses outside FedEx's industry peer group. Using a robust data sample (126 companies for fiscal 2011) mitigates the impact of outliers, year-over-year volatility of compensation levels and the risk of selection bias and increases the likelihood of comparing with companies with executive officer positions similar to ours. Because the annual revenues of these companies vary significantly, each consulting firm used regression analysis to allow for the inclusion of data from a large number of both larger and smaller companies. The data results provided by each firm were then averaged to arrive at blended market compensation data for general industry executives.

When we evaluate the elements of compensation of our executive officers in light of the referenced survey data, we group the elements into two categories:

- Annual base salary plus target AIC payout (*i.e.*, assuming achievement of all individual and corporate objectives), the sum of which we call total cash compensation ("TCC").

- TCC plus target LTI cash award plus long-term equity incentive grants (stock options and restricted stock) plus tax reimbursement payments on restricted stock awards, the sum of which we call total direct compensation ("TDC"). Long-term components of target TDC are valued consistent with the valuation methodology used in the referenced surveys.

The TDC formula is illustrated below:

SHORT-TERM COMPENSATION						LONG-TERM COMPENSATION						
Base Salary	+	AIC	=	**TCC**	+	LTI Cash	+	Stock Options	+	Restricted Stock*	=	**TDC**
		Financial Objectives + Individual Objectives				3-Year Aggregate EPS Goal		Annual Grant		Annual Grant		

* Includes related tax reimbursement payments.

Other elements of compensation of named executive officers (such as perquisites and retirement benefits) are not included in our TDC formula, consistent with our referenced survey information. Accordingly, these other elements are not referenced against survey data, and decisions as to these other elements do not influence decisions as to the elements of compensation that are included in the TDC formula. These other elements of compensation, however, are reviewed and approved by the Compensation Committee.

While we may reference our target executive compensation levels against the survey group of companies, we do not compare our AIC and LTI financial performance goals against these companies or any other group of companies. Rather, as discussed below, our AIC and LTI financial performance goals are based upon our internal business objectives — which, when set each year, represent aggressive but reasonably achievable goals. Accordingly, the relationship between our financial performance and the financial performance of the survey companies does not necessarily affect the relationship between our executive compensation and the executive compensation of that group in a given year.

Pay for Performance. Our executive compensation program is intended not only to retain and attract highly qualified and effective managers, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of shareowners and appropriately reward them for doing so. Accordingly, we believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. In particular, AIC payments, LTI payments and stock options represent a significant portion of our executive compensation program, as shown by the chart below, and this variable compensation is "at risk" and directly dependent upon the achievement of pre-established corporate goals and stock price appreciation:

- AIC payouts are tied to meeting aggressive business plan goals for consolidated pre-tax income. For fiscal 2011, the named executive officers received only partial AIC payouts, even though consolidated pre-tax income increased by 20% year over year.
- LTI payouts are tied to meeting aggregate EPS goals over a three-fiscal-year period. There were no LTI payouts for fiscal 2011 because of the significant negative impact of the global recession on the company's financial performance over the past three years.
- The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options will yield value to the executive only if the stock price appreciates.

The following chart illustrates for each named executive officer the allocation of fiscal 2011 target TDC between base salary and incentive and equity-oriented compensation elements (restricted stock value includes the related tax reimbursement payment):


Fiscal 2011 Target TDC Components
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
24%
14%
51%
11%
22%
19%
16%
22%
21%
23%
18%
17%
24%
18%
23%
18%
16%
23%
20%
23%
17%
17%
24%
19%
F.W. Smith
A.B. Graf, Jr.
D.J. Bronczek
T.M. Glenn
R.B. Carter
Performance-Based LTI
Performance-Based AIC
Stock Options
Restricted Stock
Base Salary

We believe that long-term performance is the most important measure of our success, as we manage FedEx's operations and business for the long-term benefit of our shareowners. Accordingly, not only is our executive compensation program weighted towards variable, at-risk pay components, but we emphasize incentives that are dependent upon long-term corporate performance and stock price appreciation. These long-term incentives include

LTI cash compensation and equity awards (stock options and restricted stock), which comprise a significant portion of an executive officer's total compensation. These incentives are designed to motivate and reward our executive officers for achieving long-term corporate financial performance goals and maximizing long-term shareowner value.

The following chart illustrates for each named executive officer the allocation of fiscal 2011 target TDC between long-term incentives — LTI, stock options and restricted stock, including the related tax reimbursement payment — and short-term components — base salary and AIC:



Fiscal 2011 Long-Term vs. Short-Term Compensation
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
75%
25%
60%
40%
64%
36%
62%
38%
64%
36%
F.W. Smith
A.B. Graf, Jr.
D.J. Bronczek
T.M. Glenn
R.B. Carter
Long-Term
Short-Term

We include target AIC and LTI payouts (discounted to present value to be consistent with the valuation methodology used in the survey data) in the TCC and TDC formula, so the actual compensation paid out in a given year may vary widely from target levels because compensation earned under the AIC and LTI programs is variable and commensurate with the level of achievement of pre-established financial performance goals. When we achieve superior results, we reward our executives accordingly under the terms of these programs. Conversely, when we fall short of our business objectives, payments under these variable programs decrease correspondingly. As an example, as shown by the chart below, the actual fiscal 2011 TDC of our named executive officers was below target levels because our financial performance for the past three years fell short of our pre-established goals.



Fiscal 2011 Actual TDC vs. Target TDC (1)
85%
75%
65%
55%
45%
35%
25%
68%
67%
67%
67%
67%
F.W. Smith
A.B. Graf, Jr.
D.J. Bronczek
T.M. Glenn
R.B. Carter

---

(1) Actual TDC includes base salary, actual AIC and LTI payouts (if any), equity-based awards valued at grant date and tax reimbursement payments related to restricted stock awards.

Align Management and Shareowner Interests. We award stock options and restricted stock to create and maintain a long-term economic stake in the company for the officers, thereby aligning their interests with the interests of our shareowners.

In addition, as discussed above, payout under our LTI program is dependent upon achievement of an aggregate EPS goal for a three-fiscal-year period. EPS was selected as the financial measure for the LTI plan because growth in our EPS strongly correlates to long-term stock price appreciation.

The following graph illustrates the relationship between FedEx's EPS growth and stock price appreciation (based on the fiscal year-end stock price and adjusted for stock splits) from 1978 to 2011:


Share Price
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
-$1.00
Earnings Per Share
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Share Price
EPS

In order to encourage significant stock ownership by FedEx's senior management, including the named executive officers, and to further align their interests with the interests of our shareowners, the Board of Directors has adopted a stock ownership goal for senior officers, which is included in FedEx's Corporate Governance Guidelines. With respect to our executive officers, the goal is that within four years after being appointed to his or her position, each officer own FedEx shares valued at the following multiple of his or her annual base salary:

- 5x for the Chairman of the Board, President and Chief Executive Officer; and
- 3x for the other executive officers.

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. Until the ownership goal is met, the officer is encouraged to retain (but is not required to do so) "net profit shares" resulting from the exercise of stock options. Net profit shares are the shares remaining after payment of the option exercise price and taxes owed upon the exercise of options. As of August 1, 2011, each executive officer exceeded the stock ownership goal.

In addition, we have adopted comprehensive and detailed policies (the FedEx Securities Manual) that regulate trading by our insiders, including the named executive officers and Board members. The Securities Manual includes information regarding quiet periods and explains when transactions in FedEx stock are permitted. The Securities Manual also sets forth certain types of transactions that are restricted. Specifically, publicly traded (or exchange-traded) options, such as puts, calls and other derivative securities, and short sales, including "sales against the box," are strictly prohibited. The Securities Manual also prohibits margin accounts and pledges and hedging or monetization transactions; provided, however, that our General Counsel may grant an exception to the prohibition against holding FedEx securities in a margin account or pledging FedEx securities on a case-by-case basis for those that clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities. Based upon this criterion, our General Counsel has granted such an exception with respect to the shares that are disclosed in this proxy statement as having been pledged as security by Messrs. F.W. Smith and Hyde. See "Stock Ownership — Directors and Executive Officers." These shares represent less than 2% of FedEx's outstanding common stock and therefore do not present any appreciable risk for investors or the company. No other FedEx executive officer or Board member currently holds FedEx securities that are pledged pursuant to a margin account or otherwise or pursuant to a hedging arrangement.

Role of the Compensation Committee, its Compensation Consultant and the Chairman of the Board, President and Chief Executive Officer

Our Board of Directors is responsible for the compensation of our executive management. The purpose of the Board's Compensation Committee, which is composed solely of independent directors, is to help discharge this responsibility by, among other things:

- Reviewing and discussing with management the factors underlying our compensation policies and decisions, including overall compensation objectives;
- Reviewing and discussing with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create risks for the company;
- Reviewing and approving all company goals and objectives (both financial and non-financial) relevant to the compensation of the Chairman of the Board, President and Chief Executive Officer;
- Evaluating, together with the other independent directors, the performance of the Chairman of the Board, President and Chief Executive Officer in light of these goals and objectives and the quality and effectiveness of his leadership;
- Recommending to the Board for approval by the independent directors each element of the compensation of the Chairman of the Board, President and Chief Executive Officer;
- Reviewing the performance evaluations of all other members of executive management (the Chairman of the Board, President and Chief Executive Officer is responsible for the performance evaluations of the non-CEO executive officers);
- Reviewing and approving (and, if applicable, recommending to the Board for approval) each element of compensation, as well as the terms and conditions of employment, of these other members of executive management;
- Granting all awards under our equity compensation plans and overseeing the administration of all such plans; and
- Reviewing the costs and structure of our key employee benefit and fringe-benefit plans and programs.

In furtherance of the Compensation Committee's responsibility, the Committee has engaged Steven Hall & Partners (the "consultant") to assist the Committee in evaluating FedEx's executive compensation, including during fiscal 2011. In connection with this engagement, the consultant reports directly and exclusively to the

Committee. The consultant participates in Committee meetings, reviews Committee materials and provides advice to the Committee upon its request. For example, the consultant updates the Committee on trends and issues in executive compensation and comments on the competitiveness and reasonableness of FedEx's executive compensation program (occurs in September). The consultant assists the Committee in the development and review of FedEx's AIC and LTI programs, including commenting on performance measures and the goal-setting process (occurs in March and June). The consultant reviews and provides advice to the Committee for its consideration in reviewing compensation-related proxy statement disclosure, including this Compensation Discussion and Analysis (occurs in June and July), and on any new equity compensation plans or plan amendments proposed for adoption.

Other than services provided to the Compensation Committee, Steven Hall & Partners does not perform any services for FedEx. Accordingly, the Compensation Committee has determined the firm to be independent from the company. Compensation Committee pre-approval is required for any services to be provided to the company by the Committee's independent compensation consultant. This ensures that the consultant maintains the highest level of independence from the company, in both appearance and fact.

The Chairman of the Board, President and Chief Executive Officer, who attends most meetings of the Compensation Committee, assists the Committee in determining the compensation of all other executive officers by, among other things:

- Approving any annual merit increases to the base salaries of the other executive officers within limits established by the Committee;
- Establishing annual individual performance objectives for the other executive officers and evaluating their performance against such objectives (the Committee reviews these performance evaluations); and
- Making recommendations, from time to time, for special stock option and restricted stock grants (*e.g.*, for motivational or retention purposes) to other executive officers.

The other executive officers do not have a role in determining their own compensation, other than discussing their annual individual performance objectives and results achieved with the Chairman of the Board, President and Chief Executive Officer.

Compensation Elements and Fiscal 2011 Amounts

Base Salary. Our primary objective with respect to the base salary levels of our executive officers is to provide sufficient fixed cash income to retain and attract these highly marketable executives in a competitive market for executive talent. The base salaries of our executive officers are reviewed and adjusted (if appropriate) at least annually to reflect, among other things, economic conditions, base salaries for comparable positions from the executive compensation survey data discussed above, the tenure of the officers, and the base salaries of the officers relative to one another, as well as the internal salary ranges for the officer's level.

Effective July 2010, each named executive officer received an annual merit increase of 2.0% of base salary. Effective July 2011, Mr. Smith received an annual merit increase of 2.5% of base salary, and the other named executive officers received an annual merit increase of 3.5% of base salary. As a result, the annual base salaries of our named executive officers are currently as follows:

Name	Annual Base Salary ($)
F.W. Smith	1,266,960
A.B. Graf, Jr.	902,784
D.J. Bronczek	942,096
T.M. Glenn	833,364
R.B. Carter	762,960

Cash Payments Under Annual Incentive Compensation Program. The primary objective of our AIC program is to motivate our people to achieve our annual financial goals and other business objectives and reward them accordingly. The program provides an annual cash bonus opportunity to our employees, including the named executive officers, at the conclusion of each fiscal year based upon the achievement of AIC objectives for company and individual performance established at the beginning of the year, as illustrated below:

Annual Base Salary (at fiscal year-end) x Bonus Target Percentage x [Company Performance Factor + Individual Performance Factor] = AIC Payout

Target AIC payouts are established as a percentage of the executive officer's base salary (as of the end of the plan year). Payouts above target levels are based exclusively upon the company's performance, rather than achievement of individual objectives; accordingly, the executive officer receives above-target payouts only if the company exceeds the AIC target objective for annual financial performance. The maximum AIC payout represents three times the portion of the target payout that is based upon target annual financial performance (plus the portion of the target payout that is based upon the achievement of individual performance objectives).

As an example of our commitment to compete collectively and manage collaboratively, the AIC payout for all named executive officers, including Mr. Bronczek, the president and chief executive officer of FedEx Express, is tied to the performance of FedEx as a whole. The company performance factor is a pre-established multiplier that corresponds, on a sliding scale, to the percentage achievement of the AIC target objective for company annual financial performance. The multiplier matrix for the company performance factor is designed so that if the AIC annual financial performance threshold is achieved but is less than target, the multiplier decreases on a sliding scale based on the percentage achievement of the AIC target objective. On the other hand, if the company exceeds the AIC target objective, the multiplier increases on a sliding scale (up to the maximum, as described above) based on the percentage that the target objective is exceeded up to the AIC annual financial performance maximum.

AIC objectives for company annual financial performance are typically based upon our business plan for the fiscal year, which is reviewed and approved by the Board of Directors and which reflects, among other things, the risks and opportunities identified in connection with our enterprise risk management process. Consistent with our long-term focus and in order to discourage unnecessary and excessive risk-taking, we measure performance against our business plan, rather than a stipulated growth rate or an average of growth rates from prior years, to account for short-term economic and competitive conditions and anticipated strategic investments that may have adverse short-term profit implications. We address year-over-year improvement targets through our LTI plans, as discussed below.

Ordinarily our business plan objective for the financial performance measure — for the fiscal 2011 AIC program, consolidated pre-tax income — becomes the target objective for company performance under our AIC program. For the fiscal 2011 AIC program, however, in order to further motivate management to improve the company's performance:

- The pre-tax income target objective for the company performance factor under the AIC program was higher than the business plan objective for pre-tax income; and
- A portion of the AIC payout opportunity relating to individual performance was contingent upon achievement of pre-tax income objectives under the plan (as well as the achievement of individual performance objectives).

In keeping with our pay-for-performance philosophy, our fiscal 2012 AIC program design seeks to reward employees for their motivation during lean economic times and for improved company performance; accordingly, the consolidated pre-tax income target objective for the company performance factor under the AIC program is lower than the fiscal 2012 business plan objective for pre-tax income. However, the entire AIC payout opportunity relating to individual performance will be contingent upon achievement of pre-tax income objectives under the plan (as well as the achievement of individual performance objectives).

The fiscal 2011 AIC target payouts for the named executive officers, as a percentage of base salary, were as follows:

Name	Target Payout (as a percentage of base salary)
F.W. Smith	130%
A.B. Graf, Jr.	90%
D.J. Bronczek	100%
T.M. Glenn	90%
R.B. Carter	90%

The following table illustrates for our named executive officers the fiscal 2011 AIC formulas and total AIC payout opportunities (as a percentage of the target payout described above):

Allocation of Goals
(as a percentage of target payout)

	Individual Objectives*		+	Consolidated Pre-Tax Income		=	Payout Opportunity	
	Target	Maximum		Target	Maximum		Target	Maximum
FedEx Corporation CEO	—	—		100%	300%		100%	300%
FedEx Corporation EVPs	30%	30%		70%	210%		100%	240%
FedEx Express CEO	30%	30%		70%	210%		100%	240%

* Under the fiscal 2011 AIC program, a portion of the AIC payout opportunity relating to individual performance was contingent upon achievement of company financial performance objectives under the plan (as well as the achievement of individual performance objectives).

Chairman of the Board, President and Chief Executive Officer. Mr. Smith's AIC payout is tied to the achievement of corporate objectives for company financial performance for the fiscal year. Mr. Smith's minimum AIC payout is zero. His target AIC payout is set as a percentage of his base salary, and his maximum AIC payout is set as a multiple of the target payout. The independent members of the Board of Directors, upon the recommendation of the Compensation Committee, approve these percentages. The actual AIC payout ranges, on a sliding scale, from the minimum to the maximum based upon the performance of the company against our company financial performance goals.

In addition, the independent Board members, upon the recommendation of the Compensation Committee, may adjust this amount upward or downward based on their annual evaluation of Mr. Smith's performance, including the quality and effectiveness of his leadership and the following corporate performance measures:

- FedEx's stock price performance relative to the Standard & Poor's 500 Composite Index, the Dow Jones Transportation Average, the Dow Jones Industrial Average and competitors;
- FedEx's stock price to earnings (P/E) ratio relative to the Standard & Poor's 500 Composite Index, the Dow Jones Industrial Average and competitors;
- FedEx's market capitalization;
- FedEx's revenue growth and operating income growth (excluding certain unusual items) relative to competitors;
- FedEx's free cash flow (excluding business acquisitions), return on invested capital (excluding certain unusual items), and weighted average cost of capital;
- Analyst coverage and ratings for FedEx's stock;
- FedEx's U.S. and international revenue market share;
- FedEx's reputation rankings by various publications and surveys; and

- For the fiscal 2011 AIC program, FedEx's restoration of remaining 401(k) company-matching contributions.

None of these factors is given any particular weight in determining whether to adjust Mr. Smith's bonus amount.

Non-CEO Named Executive Officers. The AIC payouts for the other named executive officers are tied to the achievement of (i) corporate objectives for company financial performance for the fiscal year (70% of the target payout), and (ii) individual objectives established at the beginning of the fiscal year for each executive (30% of the target payout). As noted above, under the fiscal 2011 AIC program, a portion of the payout opportunity relating to individual performance was contingent upon achievement of company financial performance objectives under the plan (as well as the achievement of individual performance objectives).

The minimum AIC payout is zero. The target AIC payout is set as a percentage of the executive's base salary, and the maximum AIC payout is set as a multiple of the target payout. The actual AIC payout ranges, on a sliding scale, from the minimum to the maximum based upon the performance of the individual and the company against the objectives.

Individual performance objectives for the non-CEO named executive officers vary by management level and by operating segment and include (but are not limited to):

- Provide leadership to support the achievement of financial goals;
- Guide and support key strategic initiatives;
- Enhance the FedEx customer experience and meet goals related to internal metrics that measure customer satisfaction and service quality;
- Maintain the highest standards of corporate governance and continue to enhance FedEx's reputation;
- Recruit and develop executive talent and ensure successors exist for all management positions; and
- Implement and document good faith efforts designed to ensure inclusion of females and minorities in the pool of qualified applicants for open positions and promotional opportunities, and otherwise promote FedEx's commitment to diversity, tolerance and inclusion in the workplace.

Individual performance objectives are designed to further the company's business objectives. Achievement of individual performance objectives is generally within each officer's control or scope of responsibility, and the objectives are intended to be achieved with an appropriate level of effort and effective leadership by the officer. The achievement level of each non-CEO named executive officer's individual objectives is based on Mr. Smith's evaluation at the conclusion of the fiscal year, which is reviewed by the Compensation Committee.

Fiscal 2011 AIC Performance and Payouts. A portion of the fiscal 2011 AIC payout opportunity relating to individual performance was contingent upon achievement of pre-tax income objectives under the plan (as well as the achievement of individual performance objectives): for the named executive officers, this pre-tax income threshold for the individual performance factor was $2,173 million. The following table presents the pre-tax income threshold (which was the pre-tax income target for the individual performance factor) and target for the company performance factor under our fiscal 2011 AIC program and our actual pre-tax income for fiscal 2011 (in millions):

Company Performance Measure	Threshold	Target	Actual
Consolidated Pre-Tax Income	$2,254	$2,454	$2,265

Based upon this company performance and each non-CEO named executive officer's achievement of individual performance objectives, payouts to the named executive officers under the fiscal 2011 AIC program were as follows (compared to the target payout opportunities):

Name	Target AIC Payout ($)	Actual AIC Payout ($)
F.W. Smith	1,606,878	375,000
A.B. Graf, Jr.	785,030	259,845
D.J. Bronczek	910,236	290,365
T.M. Glenn	724,669	228,995
R.B. Carter	663,444	213,629

The independent Board members, upon the recommendation of the Compensation Committee, exercised their discretion (which is described above) to increase the amount of Mr. Smith's fiscal 2011 AIC payout to $375,000 from $91,592 (the formulaic amount resulting solely from the achievement of company financial performance objectives under the fiscal 2011 AIC program). Their decision was based upon their assessment of the outstanding quality and effectiveness of Mr. Smith's leadership during fiscal 2011, as reflected in FedEx's strong financial and stock price performance during the year.

Cash Payments Under LTI Program. The primary objective of our LTI program is to motivate management to contribute to our future success and to build long-term shareowner value and reward them accordingly. The program provides a long-term cash payment opportunity to members of management, including the named executive officers, based upon achievement of aggregate EPS goals for the preceding three-fiscal-year period. The LTI plan design provides for payouts that correspond to specific EPS goals established by the Board of Directors. The EPS goals represent total growth in EPS (over a base year) for the three-year term of the LTI plan. The following chart illustrates the relationship between EPS growth and payout:


LTI Payout Opportunity
(as a percentage of target)
150%
125%
100%
75%
50%
25%
0%
5.0%
7.5%
10.0%
12.5%
15.0%
Three-Year Average Annual EPS Growth

As illustrated by the preceding chart, the LTI program provides for:

- No LTI payment unless the three-year average annual EPS growth rate is at least 5%;
- Target payouts if the three-year average annual EPS growth rate is 12.5%;
- Above-target payouts if the growth rate is above 12.5% up to a maximum amount (equal to 150% of the target payouts) if the growth rate is 15% or higher; and
- Below-target payouts if the growth rate is below 12.5% down to a threshold amount (equal to 25% of the target payouts) if the growth rate is 5%.

Fiscal 2011 LTI Performance and Payouts. The following table presents the aggregate EPS threshold, target and maximum under our FY2009-FY2011 LTI plan, which was established by the Board of Directors in 2008, and our actual aggregate EPS for the three-year period ended May 31, 2011:

Performance Measure	Threshold	Target	Maximum	Actual
FY2009-FY2011 Aggregate EPS	$19.30	$22.24	$23.28	$8.64

Based upon this below-threshold performance, there were no payouts to the named executive officers under the FY2009-FY2011 LTI plan — as illustrated by the following table (compared to the threshold, target and maximum payout opportunities):

Name	Threshold LTI Payout ($)	Target LTI Payout ($)	Maximum LTI Payout ($)	Actual LTI Payout ($)
F.W. Smith	875,000	3,500,000	5,250,000	0
A.B. Graf, Jr.	300,000	1,200,000	1,800,000	0
D.J. Bronczek	375,000	1,500,000	2,250,000	0
T.M. Glenn	300,000	1,200,000	1,800,000	0
R.B. Carter	300,000	1,200,000	1,800,000	0

LTI Payout Opportunities, Including Modified Base-Year EPS for FY2010-FY2012 LTI Plan. The Board of Directors has established LTI plans for the three-fiscal-year periods 2010 through 2012 and 2011 through 2013, providing cash payment opportunities upon the conclusion of fiscal 2012 and 2013, respectively, if certain EPS goals are achieved with respect to those periods. Traditionally, the base-year number over which the three-year average annual EPS growth rate goals are measured for an LTI plan is the final full-year EPS of the preceding fiscal year. For the FY2010-FY2012 LTI plan, we used an adjusted base-year number ($2.93), rather than any measure of fiscal 2009 performance, in order to address the economic environment and restore the motivating power of the plan. This adjusted base-year number was set so that 12.5% growth from the number would equal the fiscal 2010 business plan EPS goal. For the FY2011-FY2013 LTI plan, we returned to our traditional goal-setting approach by using final fiscal 2010 EPS ($3.76) as the base-year number. The following table presents the aggregate EPS thresholds, targets and maximums under the FY2010-FY2012 and FY2011-FY2013 LTI plans and our progress toward these goals as of May 31, 2011:

Performance Period	Aggregate EPS Threshold	Aggregate EPS Target	Aggregate EPS Maximum	Actual Aggregate EPS as of May 31, 2011
FY2010-FY2012	$ 9.70	$11.18	$11.70	$8.33 (with one year remaining)
FY2011-FY2013	$12.45	$14.34	$15.01	$4.57 (with two years remaining)

The following table sets forth the potential threshold (minimum), target and maximum payouts for the named executive officers under these two plans:

Name	Performance Period	Potential Future Payouts Threshold ($)	Target ($)	Maximum ($)
F.W. Smith	FY2010-FY2012	875,000	3,500,000	5,250,000
	FY2011-FY2013	875,000	3,500,000	5,250,000
A.B. Graf, Jr.	FY2010-FY2012	300,000	1,200,000	1,800,000
	FY2011-FY2013	300,000	1,200,000	1,800,000
D.J. Bronczek	FY2010-FY2012	375,000	1,500,000	2,250,000
	FY2011-FY2013	375,000	1,500,000	2,250,000
T.M. Glenn	FY2010-FY2012	300,000	1,200,000	1,800,000
	FY2011-FY2013	300,000	1,200,000	1,800,000
R.B. Carter	FY2010-FY2012	300,000	1,200,000	1,800,000
	FY2011-FY2013	300,000	1,200,000	1,800,000

Long-Term Equity Incentives — Stock Options and Restricted Stock. Our primary objective in providing long-term equity incentives to executive officers is to further align their interests with those of our shareowners by facilitating significant ownership of FedEx stock by the officers. This creates a direct link between their compensation and long-term shareowner return.

Amount. Stock options and restricted stock are generally granted to executive officers on an annual basis. As discussed above, an officer's position and level of responsibility are the primary factors that determine the number of options and shares of restricted stock awarded to the officer in the annual grant. For instance, all FedEx Corporation executive vice presidents receive the same number of options and restricted shares in the annual grant.

The number of stock options and restricted shares awarded at each management level can vary from year to year. In determining how many options and shares of restricted stock should be awarded at each level, the Compensation Committee may consider:

- Target TDC levels and referenced survey data — as discussed above, we include the total target value of all equity-based awards (including tax reimbursement payments for restricted stock awards) in our calculation of target TDC, and in evaluating the target fiscal 2011 TDC levels for our named executive officers, we referred to multiple market reference points for comparable positions in the referenced surveys;
- The total number of shares then available to be granted; and
- Potential shareowner dilution. At May 31, 2011, the total number of shares underlying options and shares of restricted stock outstanding or available for future grant under our equity compensation plans represented 9.65% of the sum of shares outstanding plus the shares underlying options outstanding or available for future grant plus shares of restricted stock available for future grant.

Other factors that the Compensation Committee may consider, especially with respect to special grants outside of the annual-grant framework, include the promotion of an officer or the desire to retain a valued executive or recognize a particular officer's contributions. None of these factors is given any particular weight and the specific factors used may vary among individual executives.

Timing. In selecting dates for awarding equity-based compensation, we do not consider, nor have we ever considered, the price of FedEx's common stock or the timing of the release of material, non-public information about the company. Stock option and restricted stock awards are generally made to executive officers on an annual basis according to a pre-established schedule.

When the Compensation Committee approves a special grant outside of the annual-grant framework, such grants are made at a regularly scheduled meeting and the grant date of the awards is the approval date or the next business day, if the meeting does not fall on a business day. If the grant is made in connection with the promotion of an individual or the election of an officer, the grant date may be the effective date of the individual's promotion or the officer's election, if such effective date is after the approval date.

Pricing. The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of FedEx's common stock on the date of grant. Under the terms of our equity incentive plans, the fair market value on the grant date is defined as the average of the high and low trading prices of FedEx's stock on the New York Stock Exchange on that day. We believe this methodology is the most equitable method for determining the exercise price of our stock option awards given the intra-day price volatility often shown by our stock.

Vesting. Stock options and restricted stock granted to executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. This four-year vesting period is intended to further encourage the retention of the executive officers, since unvested stock options are forfeited upon termination of the officer's employment for any reason other than death or permanent disability and unvested restricted stock is forfeited upon termination of the officer's employment for any reason other than death, permanent disability or retirement.

Tax Reimbursement Payments for Restricted Stock Awards. As discussed previously, FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient. This prevents the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation and thus encourages and facilitates FedEx stock ownership by our officers, thereby further aligning their interests with those of our shareowners.

Voting and Dividend Rights on Restricted Stock. Holders of restricted shares are entitled to vote and receive any dividends on such shares. The dividend rights are included in the computation of the value of the restricted stock award for purposes of determining the recipient's target TDC.

Fiscal 2011 Awards. On June 7, 2010, the named executive officers were granted stock option and restricted stock awards as follows:

Name	Number of Stock Options	Number of Shares of Restricted Stock
F.W. Smith	195,500	—
A.B. Graf, Jr.	23,100	8,000
D.J. Bronczek	30,775	10,285
T.M. Glenn	23,100	8,000
R.B. Carter	23,100	8,000

As in previous years, at the request of Mr. Smith and in light of his significant stock ownership, the Compensation Committee did not award him any restricted stock. Instead, his equity awards were in the form of stock options, which will yield value to him only if the stock price increases from the date of grant.

The number of stock options and restricted shares awarded to each named executive officer decreased in fiscal 2011 from the previous year's annual grant as a result of year-over-year stock price increases, but the overall target value of each year's grant remained substantially the same for each officer.

Perquisites, Tax Reimbursement Payments and Other Annual Compensation. FedEx's named executive officers receive certain other annual compensation, including:

- certain perquisites, such as personal use of corporate aircraft (though officers are required to reimburse FedEx for substantially all of the incremental cost to FedEx of such usage), security services and equipment, tax return preparation and financial counseling services, physical examinations, salary continuation benefits for short-term disability and supplemental long-term disability benefits;

- umbrella insurance, group term life insurance and 401(k) company-matching contributions; and
- tax reimbursement payments relating to restricted stock awards (as discussed above) and certain business-related use of corporate aircraft.

We provide this other compensation to enhance the competitiveness of our executive compensation program and to increase the productivity (corporate aircraft travel, professional assistance with tax return preparation and financial planning), safety (security services and equipment) and health (annual physical examinations) of our executives so they can focus on producing superior financial returns for our shareowners. The Compensation Committee reviews and approves each of these elements of compensation, and all of the independent directors approve each element as it relates to Mr. Smith. The Committee also reviews and approves FedEx's policies and procedures regarding perquisites and other personal benefits and tax reimbursement payments, including:

- FedEx's written policy setting forth guidelines and procedures regarding personal use of FedEx corporate aircraft; and
- FedEx's executive security procedures.

FedEx's executive security procedures, which prescribe the level of personal security to be provided to the Chairman, President and Chief Executive Officer and other executive officers, are based on bona fide business-related security concerns and are an integral part of FedEx's overall risk management and security program. These procedures have been assessed by an independent security consulting firm, and deemed necessary and appropriate for the protection of the officers and their families given the history of direct security threats against FedEx executives and the likelihood of additional threats against the officers. The security services and equipment provided to FedEx executive officers may be viewed as conveying personal benefits to the executives and, as a result, their values must be reported in the Summary Compensation Table.

With respect to Mr. Smith, consistent with FedEx's executive security procedures, the Board of Directors requires him to use FedEx corporate aircraft for all travel, including personal travel. In addition, the FedEx Corporate Security Executive Protection Unit provides certain physical and personal security services for Mr. Smith, including on-site residential security at his primary residence. The Board of Directors believes that Mr. Smith's personal safety and security are of the utmost importance to FedEx and its shareowners and, therefore, the costs associated with such security are appropriate and necessary business expenses.

Post-Employment Compensation. While none of FedEx's named executive officers has an employment agreement, they are entitled to receive certain payments and benefits upon termination of employment or a change of control of FedEx, including:

- Retirement benefits under FedEx's 401(k) and pension plans, including a tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan, a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan, and a supplemental non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan — which is designed to provide to the executives the benefits that otherwise would be paid under the tax-qualified plans but for certain limits under United States tax laws;
- Accelerated vesting of restricted stock upon the executive's retirement (at or after age 60), death or permanent disability or a change of control of FedEx;
- Accelerated vesting of stock options upon the executive's death or permanent disability or a change of control of FedEx; and
- Lump sum cash payments and post-employment insurance coverage under their Management Retention Agreements with FedEx (the "MRAs") upon a qualifying termination of the executive after a change of control of FedEx. The MRAs, as well as the accelerated vesting of equity awards upon a

change of control of FedEx, are intended to secure the executives' continued services in the event of any threat or occurrence of a change of control, which further aligns their interests with those of our shareowners when evaluating any such potential transaction.

The Compensation Committee approves and recommends Board approval of all plans, agreements and arrangements that provide for these payments and benefits.

Risks Arising from Compensation Policies and Practices

Management has conducted an in-depth risk assessment of FedEx's compensation policies and practices and concluded that that they do not create risks that are reasonably likely to have a material adverse effect on the company. The Compensation Committee has reviewed and concurred with management's conclusion. The risk assessment process included, among other things, a review of (i) all key incentive compensation plans to ensure that they are aligned with our pay-for-performance philosophy and include performance metrics that meet and support corporate goals, and (ii) the overall compensation mix to ensure an appropriate balance between fixed and variable pay components and between short-term and long-term incentives. The objective of the process was to identify any compensation plans and practices that may encourage employees to take unnecessary risks that could threaten the company. No such plans or practices were identified.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits the income tax deduction by FedEx for compensation paid to the Chief Executive Officer and the three other highest-paid executive officers (other than the Chief Financial Officer) to $1,000,000 per year, unless the compensation is "qualified performance-based compensation" or qualifies under certain other exceptions.

- Mr. Smith's base salary is not designed to meet the requirements of Section 162(m) and, therefore, is subject to the $1,000,000 deductibility limit.
- FedEx's equity compensation plans satisfy the requirements of Section 162(m) with respect to stock options, but not with respect to restricted stock awards. Accordingly, compensation recognized by the four highest-paid executive officers (excluding Mr. Graf) in connection with stock options is fully deductible, but compensation with respect to restricted stock awards is subject to the $1,000,000 deductibility limit.
- FedEx's AIC and LTI plans do not meet all of the conditions for qualification under Section 162(m). Compensation received by the four highest-paid executive officers (excluding Mr. Graf) under each of these plans is subject, therefore, to the $1,000,000 deductibility limit.

We do not require all of our compensation programs to be fully deductible under Section 162(m) because doing so would restrict our discretion and flexibility in designing competitive compensation programs to promote varying corporate goals. We believe that our Board of Directors should be free to make compensation decisions to further and promote the best interests of our shareowners, rather than to qualify for corporate tax deductions. In fiscal 2011, we incurred approximately $2.1 million of additional tax expense as a result of the Section 162(m) deductibility limit for compensation paid to the Chief Executive Officer and the three other highest-paid executive officers (other than Mr. Graf).

Summary Compensation Table

In this section we provide certain tabular and narrative information regarding the compensation of our principal executive and financial officers and our three other most highly compensated executive officers for the fiscal year ended May 31, 2011, and for each of the previous two fiscal years (except as noted).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Frederick W. Smith	2011	1,233,030	—	—	5,224,659	375,000	—	428,061	7,260,750
Chairman, President and	2010	1,190,029	—	—	5,144,690	400,000	—	684,643	7,419,362
Chief Executive Officer	2009	1,355,028	—	—	5,079,191	0	—	1,306,439	7,740,658
(Principal Executive Officer)									
Alan B. Graf, Jr.	2011	870,831	—	625,520	617,338	259,845	1,016,379	473,022	3,862,935
Executive Vice President	2010	842,132	—	750,894	654,658	286,306	1,277,358	548,645	4,359,993
and Chief Financial Officer	2009	892,817	—	638,394	599,601	0	350,113	733,578	3,214,503
(Principal Financial Officer)									
David J. Bronczek	2011	908,749	—	804,184	822,450	290,365	1,250,180	508,597	4,584,525
President and	2010	879,368	—	964,872	881,365	315,907	1,615,607	670,898	5,328,017
Chief Executive Officer —	2009	932,351	—	820,468	799,385	0	346,131	824,801	3,723,136
FedEx Express									
T. Michael Glenn	2011	803,872	—	625,520	617,338	228,995	953,210	486,629	3,715,564
Executive Vice President,	2010	776,372	—	750,894	654,658	249,370	1,236,660	570,840	4,238,794
Market Development and	2009	823,000	—	638,394	599,601	0	200,494	739,862	3,001,351
Corporate Communications									
Robert B. Carter[5]	2011	735,955	—	625,520	617,338	213,629	568,557	450,194	3,211,193
Executive Vice President,	2010	709,676	—	750,894	654,658	226,350	723,182	518,786	3,583,546
FedEx Information Services									
and Chief Information Officer									

(1) The amounts reported in these columns reflect the aggregate grant date fair value of restricted stock and option awards granted to the named executive officer during each year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. These amounts reflect our calculation of the value of these awards on the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the officer.

The fair value of restricted stock awards is equal to the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of grant multiplied by the number of shares awarded.

For accounting purposes, we use the Black-Scholes option pricing model to calculate the grant date fair value of stock options. Assumptions used in the calculation of the amounts in the "Option Awards" column are included in note 9 to our audited consolidated financial statements for the fiscal year ended May 31, 2011, included in our Annual Report on Form 10-K for fiscal 2011.

See the "Grants of Plan-Based Awards During Fiscal 2011" table for information regarding restricted stock and option awards to the named executive officers during fiscal 2011.

(2) Reflects cash payouts, if any, under FedEx's fiscal 2011, 2010 and 2009 annual incentive compensation plans and FY09-FY11, FY08-FY10 and FY07-FY09 long-term incentive plans, as follows (for further discussion of the fiscal 2011 annual incentive compensation plan and the FY09-FY11 long-term incentive plan, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011

Amounts — Cash Payments Under Annual Incentive Compensation Program" and "— Cash Payments Under LTI Program" above):

Name	Year	AIC Payout ($)	LTI Payout ($)	Total Non-Equity Incentive Plan Compensation ($)
F.W. Smith	2011	375,000	0	375,000
	2010	400,000	0	400,000
	2009	0	0	0
A.B. Graf, Jr.	2011	259,845	0	259,845
	2010	286,306	0	286,306
	2009	0	0	0
D.J. Bronczek	2011	290,365	0	290,365
	2010	315,907	0	315,907
	2009	0	0	0
T.M. Glenn	2011	228,995	0	228,995
	2010	249,370	0	249,370
	2009	0	0	0
R.B. Carter	2011	213,629	0	213,629
	2010	226,350	0	226,350

(3) Reflects the actuarial increase in the present value of the named executive officer's benefits under the Pension Plan and the Parity Plan (as each such term is defined under "— Fiscal 2011 Pension Benefits — Overview of Pension Plans"). The present value of the benefits under the Pension Plan and the Parity Plan for Mr. Smith decreased as follows: (a) between fiscal 2010 and 2011 — $275,656; (b) between fiscal 2009 and 2010 — $337,470; and (c) between fiscal 2008 and 2009 — $1,162,761. The amounts in the table and this footnote were determined using assumptions (*e.g.*, for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended May 31, 2011. See "— Fiscal 2011 Pension Benefits" below.

(4) Includes:

- the aggregate incremental cost to FedEx of providing perquisites and other personal benefits;
- umbrella insurance premiums paid on the officer's behalf;
- group term life insurance premiums paid by FedEx;
- company-matching contributions under FedEx's tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan (the "401(k) Plan"); and
- tax reimbursement payments relating to restricted stock awards, certain business-related use of corporate aircraft, tax return preparation and financial counseling services, umbrella insurance premiums and benefits accrued under the Parity Plan using the cash balance formula, and for fiscal 2009 only, a one-time tax reimbursement payment relating to the traditional pension benefit under the Parity Plan (see "— Fiscal 2011 Pension Benefits — Taxes"). FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient to prevent the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as "other compensation" in the Summary Compensation Table, we do not believe these payments are "tax gross-ups" in the traditional sense, since their value is fully reflected in the number of shares ultimately delivered to recipients. See "— Compensation Discussion and Analysis — Executive Summary — Review of Restricted Stock Program" above.

The following table shows the amounts included for each such item:

Name	Year	Perquisites and Other Personal Benefits ($)*	Umbrella Insurance Premiums ($)	Life Insurance Premiums ($)	Company Contributions Under 401(k) Plan ($)	Tax Reimbursement Payments ($)*	Total ($)
F.W. Smith	2011	415,023	2,185	2,278	8,575	—	428,061
	2010	583,695	2,231	2,520	4,288	91,909	684,643
	2009	625,284	2,231	2,520	2,856	673,548	1,306,439
A.B. Graf, Jr.	2011	101,933	2,185	2,655	7,473	358,776	473,022
	2010	89,808	2,231	2,520	3,066	451,020	548,645
	2009	101,488	2,231	2,520	4,822	622,517	733,578
D.J. Bronczek	2011	31,535	2,185	2,655	7,333	464,889	508,597
	2010	74,311	2,231	2,520	3,119	588,717	670,898
	2009	24,079	2,231	2,520	5,112	790,859	824,801
T.M. Glenn	2011	104,921	2,185	2,655	8,362	368,506	486,629
	2010	93,699	2,231	2,520	4,206	468,184	570,840
	2009	131,024	2,231	2,520	2,388	601,699	739,862
R.B. Carter	2011	76,278	2,185	2,655	7,296	361,780	450,194
	2010	57,637	2,231	2,520	3,092	453,306	518,786

* See the following two tables for additional details regarding the amounts included in each item.

Effective May 1, 2010, FedEx discontinued tax reimbursement payments to executive officers relating to tax return preparation and financial counseling services, umbrella insurance premiums and benefits accrued under the Parity Plan.

During fiscal 2011, 2010 and 2009, unless otherwise noted below, FedEx provided the following perquisites and other personal benefits to the named executive officers:

- ***Personal use of corporate aircraft:*** FedEx maintains a fleet of corporate aircraft that is used primarily for business travel by FedEx employees. FedEx has a written policy that sets forth guidelines and procedures regarding personal use of FedEx corporate aircraft. The policy requires officers to pay FedEx two times the cost of fuel for personal trips, plus applicable passenger ticket taxes and fees. These payments are intended to approximate the incremental cost to FedEx of personal corporate aircraft usage.
  - Mr. Smith is not required to pay FedEx for any travel on corporate aircraft by his family members or guests when they are accompanying him and he is on business travel. Mr. Smith is required to pay FedEx, however, for any personal travel by him and any personal travel by his family members or guests when they are accompanying him and he is on personal travel or when they are traveling without him.
  - Compensation is included in the table above for personal corporate aircraft travel (which for this purpose includes travel to attend a board or stockholder meeting of an outside company or entity for which the officer serves as a director or trustee) by a named executive officer and his family members and guests to the extent, if any, that the aggregate incremental cost to FedEx of all such travel exceeds the amount the officer paid FedEx for such travel. The incremental cost to FedEx of personal use of corporate aircraft is calculated based on the variable operating cost to FedEx, which includes the cost of fuel, aircraft maintenance, crew travel, landing fees, ramp fees and other smaller variable costs. Because FedEx corporate aircraft are used primarily for business travel, fixed costs that do not change based on usage, such as pilots' salaries and purchase and lease costs, are excluded from this calculation.

- In addition, when the aircraft are already flying to a destination for business purposes and the officers or their family members or guests ride along on the aircraft for personal travel, there is no additional variable operating cost to FedEx associated with the additional passengers, and thus no compensation is included in the table above for such personal travel. With the exception of Mr. Smith, the officer is still required to pay FedEx for such personal travel if persons on business travel occupy less than 50% of the total available seats on the aircraft. The amount of such payment is a pro rata portion (based on the total number of passengers) of the fuel cost for the flight, multiplied by two, plus applicable passenger ticket taxes and fees.

- For tax purposes, income is imputed to each named executive officer for personal travel and "business-related" travel (travel by the officer's spouse or adult guest who accompanies the officer on a business trip for the primary purpose of assisting the officer with the business purpose of the trip) for the excess, if any, of the Standard Industrial Fare Level (SIFL) value of all such flights during a calendar year over the aggregate fuel payments made by the officer during that calendar year. The Board of Directors and the FedEx executive security procedures require Mr. Smith to use FedEx corporate aircraft for all travel, including personal travel. Accordingly, FedEx reimburses Mr. Smith for taxes relating to any imputed income for his personal travel and the personal travel of his family members and guests when they are accompanying him (no such reimbursement payments have been made during the last three fiscal years). FedEx reimburses the other named executive officers for taxes relating to imputed income for business-related travel.

- ***Security services and equipment:*** Pursuant to FedEx's executive security procedures, the named executive officers are provided security services and equipment. To the extent the services and equipment are provided by third parties (*e.g.*, out-of-town transportation and other security-related expenses and home security system installation, maintenance and monitoring), we have included in the table above the amounts paid by FedEx for such services and equipment. For Mr. Smith, these amounts totaled $41,927, $68,750 and $30,513 for fiscal 2011, 2010 and 2009, respectively. To the extent the security services are provided by FedEx employees, we have included amounts representing: (a) the number of hours of service provided to the officer by each such employee multiplied by (b) the total hourly compensation cost of the employee (including, among other things, pension and other benefit costs). For Mr. Smith, these amounts totaled $291,377, $322,677 and $430,892 for fiscal 2011, 2010 and 2009, respectively. The amount shown for fiscal 2009 for Mr. Glenn includes approximately $59,000 of security systems for his then-new primary residence. For additional information regarding executive security services provided to Mr. Smith, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011 Amounts — Perquisites, Tax Reimbursement Payments and Other Annual Compensation" above.

- ***Tax return preparation services:*** FedEx requires officers to have their income tax returns prepared by a qualified third party (other than our independent registered public accounting firm) and pays all reasonable and customary costs for such services.

- ***Financial counseling services:*** FedEx reimburses officers for certain financial counseling services, subject to various caps.

- ***Personal use of company cars:*** Effective May 1, 2010, FedEx no longer provides vehicles to any of the named executive officers. Prior to this date, FedEx provided a sport-utility vehicle to Mr. Smith for personal use. The vehicle manufacturer provided the vehicle to FedEx at no additional cost in consideration of the companies' business relationship. Even though FedEx did not incur any actual monetary costs with respect to this vehicle, compensation is included in the table above for Mr. Smith in an amount equal to the fair market lease value of the vehicle (which is also the amount of income that was imputed to Mr. Smith for tax purposes) for each fiscal year or portion thereof during which he had it.

- ***Physical examinations:*** FedEx pays for officers to have comprehensive annual physical examinations.

- ***Supplemental Disability Benefits:*** FedEx provides executive officers with salary continuation benefits for short-term disability (100% of base salary for 28 weeks) and supplemental long-term disability benefits. Both benefit programs are self-funded (*i.e.*, no premiums are paid to a third-party insurer) and thus there is no incremental cost to FedEx to provide these benefit programs.

The following table shows the amounts included in the table (the aggregate incremental cost to FedEx) for each such item:

Name	Year	Personal Use of Corporate Aircraft ($)[(a)]	Security Services and Equipment ($)	Tax Return Preparation Services ($)	Financial Counseling Services ($)	Personal Use of Company Cars/Car Allowance ($)	Other ($)[(b)]	Total ($)
F.W. Smith	2011	5,805	333,304	43,750	32,164	—	—	415,023
	2010	33,050	391,427	95,315	51,818	12,085	—	583,695
	2009	30,490	461,405	77,299	43,441	12,649	—	625,284
A.B. Graf, Jr.	2011	75,731	8,543	5,690	11,969	—	—	101,933
	2010	69,945	8,836	4,368	6,659	—	—	89,808
	2009	61,084	29,664	5,588	4,337	—	815	101,488
D.J. Bronczek	2011	—	6,535	—	25,000	—	—	31,535
	2010	6,737	35,724	7,100	24,750	—	—	74,311
	2009	—	7,729	7,100	9,250	—	—	24,079
T.M. Glenn	2011	48,200	52,902	1,000	2,150	—	669	104,921
	2010	22,624	29,584	39,450	1,250	—	791	93,699
	2009	30,684	75,247	20,250	3,079	—	1,764	131,024
R.B. Carter	2011	50,529	15,399	2,850	7,500	—	—	76,278
	2010	24,493	19,944	5,700	7,500	—	—	57,637

(a) The amounts shown for fiscal 2011 include the following amounts for use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the officers serve as directors: Mr. Graf — $62,621; and Mr. Glenn — $47,611. The amounts shown for fiscal 2010 include the following amounts for use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the officers serve as directors: Mr. Graf — $49,969; and Mr. Carter — $16,585. The entire amount shown for Mr. Carter for fiscal 2011 and Mr. Glenn for fiscal 2010, and the entire amounts shown for Messrs. Graf and Glenn for fiscal 2009, represent use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the officers serve as directors.

(b) The amounts shown are for physical examinations.

The following table shows the tax reimbursement payments relating to the items listed, which are included in the table:

Name	Year	Restricted Stock ($)	Business-Related Use of Corporate Aircraft ($)	Financial Counseling Services ($)	Tax Return Preparation Services ($)	Umbrella Insurance ($)	Parity Plan – Traditional Pension Benefit ($)	Parity Plan – Portable Pension Account ($)	Total ($)
F.W. Smith	2011	—	—	—	—	—	—	—	—
	2010	—	1,438	30,072	55,245	1,280	—	3,874	91,909
	2009	—	—	25,295	45,009	1,305	597,051	4,888	673,548
A.B. Graf, Jr.	2011	358,776	—	—	—	—	—	—	358,776
	2010	437,229	—	3,850	5,758	1,280	—	2,903	451,020
	2009	371,723	—	3,073	3,628	1,305	240,260	2,528	622,517
D.J. Bronczek	2011	461,251	3,638	—	—	—	—	—	464,889
	2010	561,824	—	14,303	8,206	1,280	—	3,104	588,717
	2009	477,741	—	9,753	4,134	1,305	295,121	2,805	790,859
T.M. Glenn	2011	358,776	9,730	—	—	—	—	—	368,506
	2010	437,229	3,562	717	22,812	1,280	—	2,584	468,184
	2009	371,723	9,642	1,793	11,791	1,305	205,445	—	601,699
R.B. Carter	2011	358,776	3,004	—	—	—	—	—	361,780
	2010	437,229	1,488	7,916	3,294	1,280	—	2,099	453,306

(5) Mr. Carter was not a named executive officer for fiscal 2009. Accordingly, the table includes Mr. Carter's compensation for fiscal 2011 and 2010 only.

Grants of Plan-Based Awards During Fiscal 2011

The following table sets forth information regarding grants of plan-based awards made to the named executive officers during the fiscal year ended May 31, 2011:

Name	Type of Plan/Award	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[1]	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[2]
				Threshold ($)	Target ($)	Maximum ($)					
F.W. Smith	Stock Option[3]	06/07/2010	06/06/2010					195,500	78.19	76.52	5,224,659
	FY11 AIC[4]			0	1,606,878	4,820,634					
	FY11-FY13 LTI[5]			875,000	3,500,000	5,250,000					
A.B. Graf, Jr.	Restricted Stock[6]	06/07/2010	06/06/2010				8,000				625,520
	Stock Option[3]	06/07/2010	06/06/2010					23,100	78.19	76.52	617,338
	FY11 AIC[4]			0	785,030	1,884,072					
	FY11-FY13 LTI[5]			300,000	1,200,000	1,800,000					
D.J. Bronczek	Restricted Stock[6]	06/07/2010	06/06/2010				10,285				804,184
	Stock Option[3]	06/07/2010	06/06/2010					30,775	78.19	76.52	822,450
	FY11 AIC[4]			0	910,236	2,184,566					
	FY11-FY13 LTI[5]			375,000	1,500,000	2,250,000					
T.M. Glenn	Restricted Stock[6]	06/07/2010	06/06/2010				8,000				625,520
	Stock Option[3]	06/07/2010	06/06/2010					23,100	78.19	76.52	617,338
	FY11 AIC[4]			0	724,669	1,739,206					
	FY11-FY13 LTI[5]			300,000	1,200,000	1,800,000					
R.B. Carter	Restricted Stock[6]	06/07/2010	06/06/2010				8,000				625,520
	Stock Option[3]	06/07/2010	06/06/2010					23,100	78.19	76.52	617,338
	FY11 AIC[4]			0	663,444	1,592,266					
	FY11-FY13 LTI[5]			300,000	1,200,000	1,800,000					

(1) The exercise price of the options is the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of grant.

(2) Represents the grant date fair value of each equity-based award, computed in accordance with FASB ASC Topic 718. See note 1 to the Summary Compensation Table for information regarding the assumptions used in the calculation of these amounts.

(3) Stock options granted to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. The options may not be transferred in any manner other than by will or the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" above for further discussion of stock option awards.

(4) In July 2010, the Compensation Committee (with respect to Mr. Bronczek) and the Board of Directors (with respect to Messrs. Smith, Graf, Glenn and Carter) established this annual performance cash compensation plan, which provided a cash payment opportunity to the named executive officers at the conclusion of fiscal 2011. Payment amounts were based upon the achievement of company financial performance goals for fiscal 2011 (and Mr. Smith's performance with respect to his payout) and the achievement of individual objectives established at the beginning of fiscal 2011 for each officer other than Mr. Smith. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011 Amounts — Cash Payments Under Annual Incentive Compensation Program" above for further discussion of this plan, including actual payment amounts.

(5) The Board of Directors established this long-term performance cash compensation plan in June 2010. The plan provides a long-term cash payment opportunity to the named executive officers at the conclusion of fiscal 2013 if FedEx achieves an aggregate earnings-per-share goal established by the Board with respect to the three-fiscal-year period 2011 through 2013. No amounts can be earned under the plan until 2013 because achievement of the earnings-per-share goal can only be determined following the conclusion of the three-fiscal-year period. The estimated individual future payouts under the plan are set dollar amounts ranging from threshold (minimum) amounts, if the earnings-per-share goal achieved is less than target, up to maximum amounts, if the plan goal is substantially exceeded. There is no assurance that these estimated future payouts will be achieved. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011 Amounts — Cash Payments Under LTI Program" above for further discussion of this plan.

(6) Shares of restricted stock awarded to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. Holders of restricted shares are entitled to vote such shares and receive any dividends paid on FedEx common stock. FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient (these tax reimbursement payments are included in the "All Other Compensation" column in the Summary Compensation Table). See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" above for further discussion of restricted stock awards.

Outstanding Equity Awards at End of Fiscal 2011

The following table sets forth for each named executive officer certain information about unexercised stock options and unvested shares of restricted stock held at the end of the fiscal year ended May 31, 2011:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[(a)]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[(a)]	Market Value of Shares or Units of Stock That Have Not Vested ($)[(b)]
F.W. Smith	375,000	—	53.7650	06/03/2012		
	250,000	—	64.5300	06/02/2013		
	325,000	—	72.8450	06/01/2014		
	250,000	—	89.7000	06/01/2015		
	200,000	—	110.0600	06/01/2016		
	131,250	43,750[(1)]	114.7400	07/09/2017		
	102,075	102,075[(2)]	90.8100	06/02/2018		
	67,937	203,813[(3)]	56.3100	06/08/2019		
	—	195,500[(4)]	78.1900	06/07/2020		
A.B. Graf, Jr.	45,000	—	53.7650	06/03/2012		
	65,000	—	64.5300	06/02/2013		
	38,250	—	72.8450	06/01/2014		
	34,425	—	89.7000	06/01/2015		
	33,155	—	110.0600	06/01/2016		
	15,491	5,164[(5)]	114.7400	07/09/2017		
	3,750	1,250[(6)]	84.6550	01/14/2018		
	12,050	12,050[(7)]	90.8100	06/02/2018		
	8,645	25,935[(8)]	56.3100	06/08/2019		
	—	23,100[(9)]	78.1900	06/07/2020		
					23,054[(10)]	2,158,777
D.J. Bronczek	83,451	—	64.5300	06/02/2013		
	49,628	—	72.8450	06/01/2014		
	45,900	—	89.7000	06/01/2015		
	27,540	—	110.0600	06/01/2016		
	20,655	6,885[(11)]	114.7400	07/09/2017		
	16,065	16,065[(12)]	90.8100	06/02/2018		
	11,638	34,917[(13)]	56.3100	06/08/2019		
	—	30,775[(14)]	78.1900	06/07/2020		
					29,631[(15)]	2,774,647
T.M. Glenn	45,000	—	53.7650	06/03/2012		
	65,000	—	64.5300	06/02/2013		
	38,250	—	72.8450	06/01/2014		
	34,425	—	89.7000	06/01/2015		
	20,655	—	110.0600	06/01/2016		
	15,491	5,164[(16)]	114.7400	07/09/2017		
	3,750	1,250[(17)]	103.3500	09/24/2017		
	12,050	12,050[(18)]	90.8100	06/02/2018		
	8,645	25,935[(19)]	56.3100	06/08/2019		
	—	23,100[(20)]	78.1900	06/07/2020		
					23,054[(21)]	2,158,777
R.B. Carter	22,233	—	53.7650	06/03/2012		
	41,262	—	64.5300	06/02/2013		
	28,874	—	72.8450	06/01/2014		
	30,122	—	89.7000	06/01/2015		
	20,655	—	110.0600	06/01/2016		
	15,491	5,164[(22)]	114.7400	07/09/2017		
	3,750	1,250[(23)]	103.3500	09/24/2017		
	12,050	12,050[(24)]	90.8100	06/02/2018		
	8,645	25,935[(25)]	56.3100	06/08/2019		
	—	23,100[(26)]	78.1900	06/07/2020		
					23,054[(27)]	2,158,777

(a) The following table sets forth the vesting dates of the options and restricted stock included in these columns:

Name		Date	Number
F.W. Smith	[1]	07/09/2011	43,750
	[2]	06/02/2011	51,037
		06/02/2012	51,038
	[3]	06/08/2011	67,938
		06/08/2012	67,937
		06/08/2013	67,938
	[4]	06/07/2011	48,875
		06/07/2012	48,875
		06/07/2013	48,875
		06/07/2014	48,875
A.B. Graf, Jr.	[5]	07/09/2011	5,164
	[6]	01/14/2012	1,250
	[7]	06/02/2011	6,025
		06/02/2012	6,025
	[8]	06/08/2011	8,645
		06/08/2012	8,645
		06/08/2013	8,645
	[9]	06/07/2011	5,775
		06/07/2012	5,775
		06/07/2013	5,775
		06/07/2014	5,775
	[10]	06/02/2011	1,757
		06/07/2011	2,000
		06/08/2011	3,334
		07/09/2011	1,537
		06/02/2012	1,758
		06/07/2012	2,000
		06/08/2012	3,334
		06/07/2013	2,000
		06/08/2013	3,334
		06/07/2014	2,000
D.J. Bronczek	[11]	07/09/2011	6,885
	[12]	06/02/2011	8,032
		06/02/2012	8,033
	[13]	06/08/2011	11,639
		06/08/2012	11,639
		06/08/2013	11,639
	[14]	06/07/2011	7,693
		06/07/2012	7,694
		06/07/2013	7,694
		06/07/2014	7,694
	[15]	06/02/2011	2,259
		06/07/2011	2,571
		06/08/2011	4,284
		07/09/2011	1,976
		06/02/2012	2,259
		06/07/2012	2,571
		06/08/2012	4,284
		06/07/2013	2,571
		06/08/2013	4,284
		06/07/2014	2,572
T.M. Glenn	[16]	07/09/2011	5,164
	[17]	09/24/2011	1,250
	[18]	06/02/2011	6,025
		06/02/2012	6,025
	[19]	06/08/2011	8,645
		06/08/2012	8,645
		06/08/2013	8,645
	[20]	06/07/2011	5,775
		06/07/2012	5,775
		06/07/2013	5,775
		06/07/2014	5,775
	[21]	06/02/2011	1,757
		06/07/2011	2,000
		06/08/2011	3,334
		07/09/2011	1,537
		06/02/2012	1,758
		06/07/2012	2,000
		06/08/2012	3,334
		06/07/2013	2,000
		06/08/2013	3,334
		06/07/2014	2,000
R.B. Carter	[22]	07/09/2011	5,164
	[23]	09/24/2011	1,250
	[24]	06/02/2011	6,025
		06/02/2012	6,025
	[25]	06/08/2011	8,645
		06/08/2012	8,645
		06/08/2013	8,645
	[26]	06/07/2011	5,775
		06/07/2012	5,775
		06/07/2013	5,775
		06/07/2014	5,775
	[27]	06/02/2011	1,757
		06/07/2011	2,000
		06/08/2011	3,334
		07/09/2011	1,537
		06/02/2012	1,758
		06/07/2012	2,000
		06/08/2012	3,334
		06/07/2013	2,000
		06/08/2013	3,334
		06/07/2014	2,000

(b) Computed by multiplying the closing market price of FedEx's common stock on May 31, 2011 (which was $93.64) by the number of shares.

Option Exercises and Stock Vested During Fiscal 2011

The following table sets forth for each named executive officer certain information about stock options that were exercised and restricted stock that vested during the fiscal year ended May 31, 2011:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
F.W. Smith	437,500	23,335,839	—	—
A.B. Graf, Jr.	—	—	8,164	642,628
D.J. Bronczek	—	—	10,493	825,951
T.M. Glenn	31,250	1,665,756	8,164	642,628
R.B. Carter	—	—	8,164	642,628

(1) If the shares were sold immediately upon exercise, the value realized on exercise of the option is the difference between the actual sales price and the exercise price of the option. Otherwise, the value realized is the difference between the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of exercise and the exercise price of the option.

(2) Represents the fair market value of the shares on the vesting date.

Fiscal 2011 Pension Benefits

The following table sets forth for each named executive officer the present value of accumulated benefits at May 31, 2011, under FedEx's defined benefit pension plans. For information regarding benefits triggered by retirement under our stock option and restricted stock plans, see "— Potential Payments Upon Termination or Change of Control" below.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Fiscal 2011 ($)
F.W. Smith	FedEx Corporation Employees' Pension Plan	39	1,296,682	—
	FedEx Corporation Retirement Parity Pension Plan	39	24,503,647	—
A.B. Graf, Jr.	FedEx Corporation Employees' Pension Plan	31	1,230,646	—
	FedEx Corporation Retirement Parity Pension Plan	31	10,165,019	—
D.J. Bronczek	FedEx Corporation Employees' Pension Plan	35	1,278,587	—
	FedEx Corporation Retirement Parity Pension Plan	35	12,489,259	—
T.M. Glenn	FedEx Corporation Employees' Pension Plan	30	1,102,570	—
	FedEx Corporation Retirement Parity Pension Plan	30	8,305,556	—
R.B. Carter	FedEx Corporation Employees' Pension Plan	18	570,116	—
	FedEx Corporation Retirement Parity Pension Plan	18	3,751,098	—

(1) These amounts were determined using assumptions (*e.g.*, for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended May 31, 2011. The benefits are expressed as lump sum amounts, even though the benefits using the traditional pension benefit formula under the Pension Plan (as defined below) are generally not payable as a lump sum distribution (only $1,000 or less may be distributed as a lump sum under the Pension Plan). The benefits using the Portable Pension Account formula under the Pension Plan may be paid as a lump sum.

The present value of the Pension Plan traditional pension benefit is equal to the single life annuity payable at the normal retirement date (age 60), or June 1, 2011, if the officer is past normal retirement age, converted based on an interest rate of 5.763% and the RP2000 Combined Blue Collar Mortality Table projected to 2018 and discounted to May 31, 2011, using an interest rate of 5.763%. The present value of the Parity Plan (as defined below) traditional pension benefit is equal to the single life annuity payable at the normal retirement age, or June 1, 2011, if the officer is past normal retirement age, converted based on an interest rate of 5% and United States Government-approved assumptions as to life expectancy and discounted to May 31, 2011, using an interest rate of 5.763%. The present value of the Portable Pension Account (discussed below) is equal to the officer's account balance at May 31, 2011, projected to normal retirement date, if applicable, based on an interest rate of 4% (compounded quarterly) and discounted to May 31, 2011, using an interest rate of 5.763%.

Overview of Pension Plans

FedEx maintains a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan (the "Pension Plan"). For 2011, the maximum compensation limit under a tax-qualified pension plan is $245,000. The Internal Revenue Code also limits the maximum annual benefits that may be accrued under a tax-qualified, defined benefit pension plan. In order to provide 100% of the benefits that would otherwise be denied certain management-level participants in the Pension Plan due to these limitations, FedEx also maintains a supplemental non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan (the "Parity Plan"). Benefits under the Parity Plan are general, unsecured obligations of FedEx.

Effective May 31, 2003, FedEx amended the Pension Plan and the Parity Plan to add a cash balance feature, which is called the Portable Pension Account. Eligible employees as of May 31, 2003, had the option to make a one-time election to accrue future pension benefits under either the cash balance formula or the traditional pension benefit formula. In either case, employees retained all benefits previously accrued under the traditional pension benefit formula and continued to receive the benefit of future compensation increases on benefits accrued as of May 31, 2003. Eligible employees hired after May 31, 2003, accrue benefits exclusively under the Portable Pension Account.

Beginning June 1, 2008, eligible employees who participate in the Pension Plan and the Parity Plan, including the named executive officers, accrue all future pension benefits under the Portable Pension Account. In addition, benefits previously accrued under the Pension Plan and the Parity Plan using the traditional pension benefit formula were capped as of May 31, 2008, and those benefits will be payable beginning at retirement. Effective June 1, 2008, each participant in the Pension Plan and the Parity Plan who was age 40 or older on that date and who has an accrued traditional pension benefit will receive a transition compensation credit, as described in more detail below. Employees who elected in 2003 to accrue future benefits under the Portable Pension Account will continue to accrue benefits under that formula.

The named executive officers also participate in the 401(k) Plan. Beginning January 1, 2008, the annual matching company contribution under the 401(k) Plan is a maximum of 3.5% of eligible earnings. Effective February 1, 2009, however, 401(k) company-matching contributions were suspended for all participants, including the named executive officers. We reinstated these contributions at 50% of previous levels (a maximum of 1.75% of eligible earnings) effective January 1, 2010, and fully restored these contributions effective January 1, 2011.

In order to provide 100% of the benefits that would otherwise be limited due to certain limitations imposed by United States tax laws, effective June 1, 2008, Parity Plan participants, including the named executive officers, received additional Portable Pension Account compensation credits equal to 3.5% of any eligible earnings above the maximum compensation limit for tax-qualified plans. Effective June 1, 2009, however, the additional compensation credit under the Parity Plan was suspended for all participants, including the named executive officers. We reinstated 50% of the additional Portable Pension Account compensation credit benefit effective June 1, 2010, and fully reinstated the benefit effective June 1, 2011 (the next such credit will be made as of May 31, 2012).

Normal retirement age for the majority of participants, including the named executive officers, under the Pension Plan and the Parity Plan is age 60. The traditional pension benefit under the Pension Plan for a participant who retires between the ages of 55 and 60 will be reduced by 3% for each year the participant receives his or her benefit prior to age 60.

Traditional Pension Benefit

Under the traditional pension benefit formula, the Pension Plan and the Parity Plan provide 2% of the average of the five calendar years (three calendar years for the Parity Plan) of highest earnings during employment multiplied by years of credited service for benefit accrual up to 25 years. Eligible compensation for the traditional pension benefit under the Pension Plan and the Parity Plan for the named executive officers includes salary and annual incentive compensation.

A named executive officer's capped accrued traditional pension benefit was calculated using his years of credited service as of either May 31, 2003 or May 31, 2008, depending on whether he chose to accrue future benefits under the cash balance formula or the traditional pension benefit formula in 2003, and his eligible earnings history as of May 31, 2008.

Portable Pension Account

The benefit under the Portable Pension Account is expressed as a notional cash balance account. For each plan year in which a participant is credited with a year of service, compensation credits are added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

Age + Service on May 31	Compensation Credit
Less than 55	5%
55-64	6%
65-74	7%
75 or over	8%

On May 31, 2010, the sum of age plus years of service for the named executive officers was as follows: Mr. Smith — 103; Mr. Graf — 86; Mr. Bronczek — 89; Mr. Glenn — 83; and Mr. Carter — 67. Eligible compensation under the Portable Pension Account feature for the named executive officers includes salary and annual incentive compensation. Messrs. Smith, Graf and Bronczek elected the Portable Pension Account feature in 2003. Messrs. Glenn and Carter began accruing benefits under the Portable Pension Account in fiscal 2009.

Transition compensation credits are an additional compensation credit percentage to be granted to participants in the Pension Plan and the Parity Plan who were age 40 or older on June 1, 2008, and who have an accrued benefit under the traditional pension benefit formula. For each plan year in which an eligible participant is credited with a year of service, transition compensation credits will be added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

Age + Service on May 31	Transition Compensation Credit*
Less than 55	2%
55-64	3%
65-74	4%
75 or over	5%

* For years of credited service over 25, transition compensation credits are 2% per year.

An eligible participant will receive transition compensation credits for five years (through May 31, 2013) or until he or she has 25 years of credited service, whichever is longer. For participants with 25 or more years of service, transition compensation credits are 2% per year and will cease as of May 31, 2013. An eligible participant's first transition compensation credit was added to his or her Portable Pension Account as of May 31, 2009.

Interest credits are added to a participant's Portable Pension Account benefit as of the end of each fiscal quarter (August 31, November 30, February 28 and May 31) after a participant accrues his or her first compensation credit. The May 31 interest credit is added prior to the May 31 compensation credit or transition compensation credit (or additional compensation credit under the Parity Plan). Interest credits are based on the Portable Pension Account notional balance and a quarterly interest-crediting rate, which is equal to the greater of (a) ¼ of the one-year Treasury constant maturities rate for April of the preceding plan year plus 0.25% and (b) 1% (¼ of 4%). The quarterly interest crediting rate, when compounded quarterly, cannot produce an annual rate greater than the average 30-year Treasury rate for April of the preceding plan year (or, if larger, such other rate as may be required for certain tax law purposes). In no event, however, will the quarterly interest crediting rate be less than 0.765%. Interest credits will continue to be added until the last day of the month before plan benefits are distributed. The quarterly interest-crediting rate for the plan year ended May 31, 2010, was 1%. The quarterly interest-crediting rate for the plan year ended May 31, 2011, was 1%.

Lump Sum Distribution

Upon a participant's retirement, the vested traditional pension benefit under the Pension Plan is payable as a monthly annuity. Upon a participant's retirement or other termination of employment, an amount equal to the vested Portable Pension Account notional balance under the Pension Plan is payable to the participant in the form of a lump sum payment or an annuity.

All Parity Plan benefits are paid as a single lump sum distribution as follows:

- For the portion of the benefit accrued under the Portable Pension Account formula, the lump sum benefit will be paid six months following the date of the participant's termination of employment; and
- For the portion of the benefit accrued under the traditional pension benefit formula, the lump sum benefit will be paid the later of the date the participant turns age 55 or six months following the date of the participant's termination of employment.

Taxes

Prior to May 1, 2010, FedEx paid the FICA taxes attributable to the Parity Plan benefit on behalf of the participant, and reimbursed the participant for any taxes resulting from the payment of such taxes. Under current law, Parity Plan benefits are subject to FICA taxes when they are definitely determinable. Benefits accrued under the Portable Pension Account formula are definitely determinable each year that a participant receives a compensation credit. Accordingly, to the extent the FICA taxes relate to the Portable Pension Account under the Parity Plan, they are due and the tax reimbursement payments were made as the benefits were accrued. Such payments to the named executive officers are included in the "All Other Compensation" column of the Summary Compensation Table.

Because the traditional pension benefit under the Parity Plan was capped as of May 31, 2008, such benefit became definitely determinable in calendar 2008. As a result, the entire present value of the Parity Plan traditional pension benefit of a participant, including each of the named executive officers, was subject to FICA taxes in calendar 2008. Accordingly, in fiscal 2009, FedEx made one-time payments for the FICA taxes relating to the traditional pension benefit under the Parity Plan and the related tax gross-up for all participants, including the named executive officers. Such payments to the named executive officers are included in the "All Other Compensation" column of the Summary Compensation Table.

Effective May 1, 2010, we discontinued tax reimbursement payments relating to benefits accrued under the Parity Plan.

Potential Payments Upon Termination or Change of Control

This section provides information regarding payments and benefits to the named executive officers that would be triggered by termination of the officer's employment (including resignation, or voluntary termination; severance, or involuntary termination; and retirement) or a change of control of FedEx.

Each of the named executive officers is an at-will employee and, as such, does not have an employment contract. In addition, if the officer's employment terminates for any reason other than retirement, death or permanent disability, any unvested stock options are automatically terminated and any unvested shares of restricted stock are automatically forfeited. Accordingly, there are no payments or benefits that are triggered by any termination event (including resignation and severance), other than retirement, death or permanent disability or termination after a change of control of FedEx.

Benefits Triggered by Retirement, Death or Permanent Disability — Stock Option and Restricted Stock Plans

Retirement. When an employee retires:

- for restricted shares granted prior to June 1, 2011, if retirement occurs at or after age 60, all restrictions applicable to the restricted shares held by the employee lapse on the later of the date of retirement or the first anniversary of the date of award of the restricted shares;
- for restricted shares granted on or after June 1, 2011, if retirement occurs at or after age 60, all restrictions applicable to the restricted shares held by the employee shall lapse on the date of retirement;
- if retirement occurs at or after age 55, but before age 60, the restrictions applicable to restricted shares held by the employee continue until the earlier of the specified expiration of the restriction period, the employee's permanent disability or the employee's death; and
- all of the employee's unvested stock options terminate.

For information regarding retirement benefits under our pension plans, see "— Fiscal 2011 Pension Benefits" above.

Death or Permanent Disability. When an employee dies or becomes permanently disabled:

- for restricted shares granted prior to June 1, 2011, all restrictions applicable to the restricted shares held by the employee lapse on the later of the termination date or the first anniversary of the date of award of the restricted shares;
- for restricted shares granted on or after June 1, 2011, all restrictions applicable to the restricted shares held by the employee shall lapse on the termination date; and
- all of the employee's unvested stock options immediately vest.

The following table quantifies for each named executive officer the value of his unvested restricted shares and stock options, the vesting of which would be accelerated upon death or permanent disability (assuming the officer died or became permanently disabled on May 31, 2011):

Benefits Triggered by Death or Permanent Disability

Name	Value of Unvested Restricted Shares ($)[1]	Value of Unvested Stock Options ($)[2]	Total ($)
F.W. Smith	—	10,917,687	10,917,687
A.B. Graf, Jr.	2,158,777	1,370,381	3,529,158
D.J. Bronczek	2,774,647	1,824,389	4,599,036
T.M. Glenn	2,158,777	1,359,150	3,517,927
R.B. Carter	2,158,777	1,359,150	3,517,927

(1) Computed by multiplying the closing market price per share of FedEx's common stock on May 31, 2011 (which was $93.64) by the number of unvested shares of restricted stock held by the officer as of May 31, 2011 (including 8,000 shares for each of Messrs. Graf, Glenn and Carter and 10,285 shares for Mr. Bronczek, which shares were granted on June 7, 2010, and could not otherwise immediately vest in connection with the officer's death or permanent disability prior to June 7, 2011).

(2) Represents the difference between the closing market price per share of FedEx's common stock on May 31, 2011 (which was $93.64) and the exercise price of each unvested option held by the officer as of May 31, 2011.

In addition, FedEx provides each named executive officer with:

- $1,500,000 of group term life insurance coverage;
- $500,000 of business travel accident insurance coverage for death or certain injuries suffered as a result of an accident while traveling on company business; and
- A supplemental long-term disability program, with a monthly benefit equal to 60% of the officer's basic monthly earnings (provided the officer continues to meet the definition of disability, these benefits generally continue until age 65).

Benefits Triggered by Change of Control or Termination after Change of Control — Stock Option and Restricted Stock Plans and Management Retention Agreements

Stock Option and Restricted Stock Plans. Our stock option plans provide that, in the event of a change of control (as defined in the plans), each holder of an unexpired option under any of the plans has the right to exercise such option without regard to the date such option would first be exercisable. Except with respect to stock options granted under FedEx's 2010 Omnibus Stock Incentive Plan, this right continues, with respect to holders whose employment with FedEx terminates following a change of control, for a period of twelve months after such termination or until the option's expiration date, whichever is sooner.

Our restricted stock plans provide that, in the event of a change of control (as defined in the plans), depending on the change of control event, either (i) the restricted shares will be canceled and FedEx shall make a cash payment to each holder in an amount equal to the product of the highest price per share received by the holders of FedEx's common stock in connection with the change of control multiplied by the number of restricted shares held or (ii) the restrictions applicable to any such shares will immediately lapse.

The following table quantifies for each named executive officer the value of his unvested restricted shares and stock options, the vesting of which would be accelerated upon a change of control (assuming that the change of control occurred on May 31, 2011, and that the highest price per share received by FedEx's stockholders in connection with the change of control was the closing market price on May 31, 2011, which was $93.64):

Benefits Triggered by Change of Control[(1)]

Name	Value of Unvested Restricted Shares ($)[(2)]	Value of Unvested Stock Options ($)[(3)]	Total ($)
F.W. Smith	—	10,917,687	10,917,687
A.B. Graf, Jr.	2,158,777	1,370,381	3,529,158
D.J. Bronczek	2,774,647	1,824,389	4,599,036
T.M. Glenn	2,158,777	1,359,150	3,517,927
R.B. Carter	2,158,777	1,359,150	3,517,927

(1) As discussed below, the officer is also entitled under his MRA (as defined below) to a two-year employment agreement upon a change of control and certain guaranteed compensation and benefits during the term of the two-year employment period.

(2) Computed by multiplying the closing market price per share of FedEx's common stock on May 31, 2011 (which was $93.64) by the number of unvested shares of restricted stock held by the officer as of May 31, 2011.

(3) Represents the difference between the closing market price per share of FedEx's common stock on May 31, 2011 (which was $93.64) and the exercise price of each unvested option held by the officer as of May 31, 2011.

Management Retention Agreements. FedEx has entered into Management Retention Agreements ("MRAs") with each of its executive officers, including the named executive officers. The purpose of the MRAs is to secure the executives' continued services in the event of any threat or occurrence of a change of control (as defined in the MRAs; such term has the same meaning as used in FedEx's equity compensation plans). The terms and conditions of the MRAs with the named executive officers are summarized below.

Term. Each MRA renews annually for consecutive one-year terms, unless FedEx gives at least thirty days', but not more than ninety days', prior notice that the agreement will not be extended. The non-extension notice may not be given at any time when the Board of Directors has knowledge that any person has taken steps reasonably calculated to effect a change of control of FedEx.

Employment Period. Upon a change of control, the MRA immediately establishes a two-year employment agreement with the executive officer. During the employment period, the officer's position (including status, offices, titles and reporting relationships), authority, duties and responsibilities may not be materially diminished.

Compensation. During the two-year employment period, the executive officer receives base salary (no less than his or her highest base salary over the twelve-month period prior to the change of control) and is guaranteed the same annual incentive compensation opportunities as in effect during the 90-day period immediately prior to the change of control. The executive officer also receives incentive (including long-term performance bonus) and retirement plan benefits, expense reimbursement, fringe benefits, office and staff support, welfare plan benefits and vacation benefits. These benefits must be no less than the benefits the officer had during the 90-day period immediately prior to the change of control.

Termination. The MRA terminates immediately upon the executive officer's death, voluntary termination or retirement. FedEx may terminate the MRA for disability, as determined in accordance with the procedures under FedEx's long-term disability benefits plan. Once disability is established, he or she receives 180 days' prior notice of termination. During the employment period, FedEx also may terminate the officer's employment for "cause" (which includes any act of dishonesty by the officer intended to result in substantial personal enrichment, the conviction of the officer of a felony and certain material violations by the officer of his or her obligations under the MRA).

Benefits for Qualifying Termination. A "qualifying termination" is a termination of the executive's employment by FedEx other than for cause, disability or death or by the officer for "good reason" (principally relating to a material diminution in the officer's authority, duties or responsibilities or a material failure by FedEx to compensate the officer as provided in the MRA).

In the event of a qualifying termination, the executive officer will receive a lump sum cash payment equal to two times his or her base salary (the highest annual rate in effect during the twelve-month period prior to the date of termination) *plus* two times target annual incentive compensation. The payments will be made to the officer on the date that is six months after his or her date of termination (or, if earlier than the end of such six-month period, within 30 days following the date of the executive's death). In addition, the executive officer will receive 18 months of continued coverage of medical, dental and vision benefits.

An executive officer's benefits under the MRA will be reduced to the largest amount that would result in none of the MRA payments being subject to any excise tax. If the Internal Revenue Service otherwise determines that any MRA benefits are subject to excise taxes, the executive officer is required to repay FedEx the minimum amount necessary so that no excise taxes are payable.

In exchange for these benefits, the executive officer has agreed that, for the one-year period following his or her termination, he or she will not own, manage, operate, control or be employed by any enterprise that competes with FedEx or any of its affiliates.

The following table quantifies for each named executive officer the payments and benefits under his MRA triggered by a qualifying termination of the officer immediately following a change of control (assuming that the change of control and qualifying termination occurred on May 31, 2011, and that the highest price per share received by FedEx's stockholders in connection with the change of control was the closing market price of FedEx's common stock on May 31, 2011, which was $93.64):

Payments and Benefits Triggered by Qualifying Termination after Change of Control

Name	Lump Sum Cash Payment – 2x Base Salary and 2x Target Annual Bonus ($)	Health Benefits ($)	Total ($)
F.W. Smith	5,685,876	52,371	5,738,247
A.B. Graf, Jr.	3,314,572	23,317	3,337,889
D.J. Bronczek	3,640,944	22,452	3,663,396
T.M. Glenn	3,059,714	23,296	3,083,010
R.B. Carter	2,801,208	20,047	2,821,255

DIRECTORS' COMPENSATION

Outside Directors' Compensation

During fiscal 2011, non-management (outside) directors were paid:

- a quarterly retainer of $19,375 for the first and second quarters and a quarterly retainer of $20,000 for the third and fourth quarters;
- $2,000 for each in-person Board meeting attended; and
- $2,000 for each in-person committee meeting attended.

Outside directors who attended a Board or committee meeting telephonically were paid 75% of the applicable in-person meeting fee.

For fiscal 2011, chairpersons of the Compensation, Nominating & Governance and Information Technology Oversight Committees were paid an additional annual fee of $13,500. The Audit Committee chairperson was paid an additional annual fee of $22,500. Each outside director who was elected at the 2010 annual meeting received a stock option for 4,600 shares of common stock.

Frederick W. Smith, the only director who is also a FedEx employee, receives no additional compensation for serving as a director.

The Compensation Committee annually reviews director compensation, including, among other things, comparing FedEx's director compensation practices with those of other companies with annual revenues between $20 billion and $70 billion. Before making a recommendation regarding director compensation to the Board, the Compensation Committee considers that the directors' independence may be compromised if compensation exceeds appropriate levels or if FedEx enters into other arrangements beneficial to the directors.

Retirement Plan for Outside Directors

In July 1997, the Board of Directors of FedEx Express (FedEx's predecessor) voted to freeze the Retirement Plan for Outside Directors (that is, no further benefits would be earned under this plan). Concurrent with the freeze, the Board amended the plan to accelerate the vesting of the benefits for each outside director who was not yet vested under the plan. This plan is unfunded and any benefits under the plan are general, unsecured obligations of FedEx. Once all benefits are paid from the plan, it will be terminated.

The retirement benefit under the plan is based on the annual retainer fee for outside directors at the time the plan was frozen ($40,000) and the years of service of an outside director on the Board at that time. The benefit is calculated as an annual amount equal to 10% for each year of service up to 100% of the annual retainer fee at the time the plan was frozen. For example, an outside director with two years of credited service has an annual benefit equal to $8,000 (20% of $40,000), and an outside director with ten or more years of credited service has an annual benefit equal to $40,000 (100% of $40,000).

An outside director's annual benefit is payable for no less than ten years and no more than fifteen years based on the director's years of credited service. Under the plan, an outside director with ten or fewer years of credited service is entitled to ten years of payments, and an outside director with fifteen or more years of credited service is entitled to fifteen years of payments (no outside director entitled to benefits under the plan had between eleven and fourteen years of credited service). For example, an outside director with nine years of credited service is entitled to receive payments of $36,000 ($40,000 x 90%) for ten years. An outside director with fifteen years of service is entitled to receive payments of $40,000 for fifteen years.

An outside director covered under the plan was entitled to a retirement benefit beginning as of the first day of the fiscal quarter of FedEx next following the date of termination of his or her directorship or the date such director attains age 60, whichever was later. This benefit was the annual amount, calculated as set forth above, payable at the director's election either as a lump sum distribution (computed based on the applicable discount rate in effect as of the date of distribution under the Pension Plan) or in quarterly installments for the applicable number of years based on the director's years of credited service.

The lump sum benefit payable under the plan was previously calculated based on the interest rate assumption used in the Pension Plan (which was an index of 30-year Treasury rates). Federal law requires the use of a higher interest rate assumption for lump sum payments under the Pension Plan beginning on June 1, 2008. In order to prevent a significant reduction of the lump sum benefit payable to the directors still covered by the plan and avoid adverse tax consequences under United States tax law, in September 2008 the Board of Directors amended and restated the Retirement Plan for Outside Directors to maintain the use of an index of 30-year Treasury rates as the plan's interest rate assumption (*i.e.*, the interest rate assumption used under the Parity Plan). This amendment only applies to directors who retire after December 31, 2008, and eliminated the option to receive quarterly installment payments.

As a result, the plan benefit payable to the four individuals who served on the Board during fiscal 2011 who have not yet received any plan benefits shall be paid only as a single lump sum distribution. The amount of the distribution shall be equal to the lump sum present value of the director's quarterly installment payments determined as set forth above, computed based on the applicable discount rate in effect as of the date of distribution under the Parity Plan. The lump sum distribution is payable on or before the fifteenth business day of the month immediately following the later of the date of the director's retirement or the date he or she attains age 60. In the event of the outside director's death, his or her surviving spouse shall be entitled to receive the lump sum payment.

The following table sets forth for each person entitled to receive future benefits under the plan who served on the Board during fiscal 2011, his or her years of credited service and the amount payable to him or her assuming a hypothetical retirement date of June 1, 2011 (or September 27, 2010, with respect to Judith L. Estrin, or September 26, 2011, with respect to Mr. Hyde). Ms. Estrin retired from the Board of Directors immediately before the 2010 annual meeting, and in accordance with the terms of the plan, her benefit will not be payable until she attains age 60. Mr. Hyde is retiring from the Board of Directors immediately before this year's annual meeting. The amount shown for Mr. Hyde is the amount he will be paid upon his retirement.

Name	Years of Credited Service	Lump Sum Payment Amount ($)
J.L. Estrin	10	278,907[(1)]
J.R. Hyde, III	15	441,597
J.I. Smith	9	292,825
P.S. Walsh	2	54,768[(1)]

(1) Discounted from the age 60 normal retirement date provided for in the plan.

Fiscal 2011 Director Compensation

The following table sets forth information regarding the compensation of FedEx's non-employee (outside) directors for the fiscal year ended May 31, 2011:

Name	Fees Earned or Paid in Cash ($)[1]	Option Awards ($)[2][3]	All Other Compensation ($)	Total ($)
J.L. Barksdale	128,250	129,488	—	257,738
J.A. Edwardson	131,750	129,488	—	261,238
J.L. Estrin[4]	38,624	—	3,362	41,986
J.R. Hyde, III	102,250	129,488	—	231,738
S.A. Jackson	128,250	129,488	—	257,738
S.R. Loranger	123,750	129,488	—	253,238
G.W. Loveman	116,750	129,488	—	246,238
S.C. Schwab	102,250	129,488	—	231,738
J.I. Smith	107,250	129,488	—	236,738
D.P. Steiner	107,750	129,488	—	237,238
P.S. Walsh	103,750	129,488	—	233,238

(1) Includes meeting fees, quarterly retainer payments and committee chairperson fees (as applicable). See "— Outside Directors' Compensation" above.

(2) On September 27, 2010, each outside director elected at the 2010 annual meeting received a stock option for 4,600 shares of common stock. The grant date fair value of each such option, computed in accordance with FASB ASC Topic 718, was $129,488. Assumptions used in the calculation of these amounts are included in note 9 to our audited consolidated financial statements for the fiscal year ended May 31, 2011, included in our Annual Report on Form 10-K for fiscal 2011. Stock options granted to the outside directors generally vest fully one year after the grant date.

(3) The following table sets forth the aggregate number of outstanding stock options held by each current or former outside director listed in the above table as of May 31, 2011:

Name	Options Outstanding
J.L. Barksdale	42,640
J.A. Edwardson	50,640
J.L. Estrin	54,040
J.R. Hyde, III	50,640
S.A. Jackson	29,640
S.R. Loranger	24,240
G.W. Loveman	13,400
S.C. Schwab	15,440
J.I. Smith	47,640
D.P. Steiner	11,040
P.S. Walsh	50,640

(4) Judith Estrin retired as a director immediately before the 2010 annual meeting. The amount in the "All Other Compensation" column for Ms. Estrin is for a tax reimbursement payment relating to her retirement gift.

PROPOSAL 2 — AMENDMENT TO CERTIFICATE OF INCORPORATION IN ORDER TO ALLOW STOCKHOLDERS TO CALL SPECIAL MEETINGS

The Board of Directors recommends that the stockholders approve an amendment to FedEx's Second Amended and Restated Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws, as described below).

FedEx's Certificate of Incorporation currently provides that only the Board of Directors may call a special stockholders' meeting. The stockholders are asked to approve an amendment to Article Twelfth of the Certificate of Incorporation to remove this restriction by deleting the second sentence of Article Twelfth as follows:

> "ARTICLE TWELFTH: Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. ~~Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.~~"

The Board of Directors has approved amendments to Article II, Sections 5 and 11 of FedEx's Amended and Restated Bylaws to provide stockholders with the right to call a special meeting of stockholders. In particular, subject to the notice, information and other requirements set forth in Article II, Section 5 of the Bylaws, a special meeting of stockholders may be called upon receipt of a written request from holders of 20% or more of FedEx's common stock. Shares subject to hedging transactions will not be included toward the required 20% threshold. The written request must include information and representations regarding, among other things: (1) the identity of the requesting stockholders and the beneficial owners, if any, on whose behalf a request is made; (2) the specific purpose or purposes of the special meeting and the matters proposed to be considered at such meeting; (3) any material interest a requesting stockholder or beneficial owner on whose behalf a request is made may have in the business proposed to be conducted; and (4) the number of a requesting stockholder's shares that are subject to hedging transactions. A special meeting request will not be valid (and thus the special stockholders' meeting requested thereby will not be held) if the stated business is not a proper subject for stockholder action under applicable law or the request is received during the period commencing 90 days prior to the first anniversary of the preceding year's annual stockholders' meeting and ending on the date of the current year's annual meeting of stockholders.

The foregoing description of the amendments to Article II, Sections 5 and 11 of FedEx's Bylaws does not purport to be complete and is qualified by and subject to the full text of such amendments, which is attached to this proxy statement as *Appendix B*. The amendments to Article II, Sections 5 and 11 of the Bylaws will be effective only upon the approval by the stockholders of the proposed amendment to Article Twelfth of the Certificate of Incorporation.

Vote Required for Approval

The affirmative vote of at least a majority of the shares of FedEx common stock outstanding on the record date is required for the approval of the amendment to FedEx's Certificate of Incorporation to delete the provision that special meetings of stockholders may be called only by the Board of Directors. Abstentions will have the same effect as votes against the proposal.

If the amendment is approved by our stockholders, the Board of Directors will amend and restate FedEx's Second Amended and Restated Certificate of Incorporation to reflect the amendment to Article Twelfth, and the resulting Third Amended and Restated Certificate of Incorporation will be filed with the Secretary of State of the State of Delaware shortly after the annual meeting.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

EQUITY COMPENSATION PLANS

Equity Compensation Plans Approved by Stockholders

Stockholders approved FedEx's 1993, 1995, 1997, 1999 and 2002 Stock Incentive Plans, as amended, FedEx's Incentive Stock Plan, as amended, and FedEx's 2010 Omnibus Stock Incentive Plan. Although options are still outstanding under the 1993, 1995, 1997 and 1999 plans, no shares are available under these plans for future grants.

Equity Compensation Plans Not Approved by Stockholders

FedEx's 2001 Restricted Stock Plan, as amended, was approved by the Board of Directors, but was not approved by the stockholders. The 2001 Restricted Stock Plan was terminated in September 2010, and no further grants may be made under this plan, although there are still unvested restricted share awards outstanding under the plan. Under the terms of this plan, key employees received restricted shares of common stock as determined by the Compensation Committee. Only treasury shares were issued under this plan. Holders of restricted shares are entitled to vote such shares and to receive any dividends paid on FedEx common stock.

In connection with its acquisition of Caliber System, Inc. in January 1998, FedEx assumed Caliber's officers' deferred compensation plan. This plan was approved by Caliber's board of directors, but not by Caliber's or FedEx's stockholders. Following FedEx's acquisition of Caliber, Caliber stock units under the plan were converted to FedEx common stock equivalent units. In addition, the employer's 50% matching contribution on compensation deferred under the plan was made in FedEx common stock equivalent units. Subject to the provisions of the plan, distributions to participants with respect to their stock units may be paid in shares of FedEx common stock on a one-for-one basis. Effective January 1, 2003, no further deferrals or employer matching contributions will be made under the plan. Participants may continue to acquire FedEx common stock equivalent units under the plan, however, pursuant to dividend equivalent rights.

Summary Table

The following table sets forth certain information as of May 31, 2011, with respect to compensation plans under which shares of FedEx common stock may be issued.

Equity Compensation Plan Information

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in the First Column)
Equity compensation plans approved by stockholders	20,163,163[1]	$81.20	12,964,234[2]
Equity compensation plans not approved by stockholders	4,122[3]	N/A	—
Total	20,167,285	$81.20	12,964,234

(1) Represents shares of common stock issuable upon exercise of outstanding options granted under FedEx's stock option plans. This number does not include: (a) 4,280 shares of common stock issuable under a retirement plan assumed by FedEx for former non-employee directors of Caliber System, Inc.; and (b) 6,377 shares of common stock issuable under stock credit plans assumed by FedEx in the Caliber acquisition.

FedEx cannot make any additional awards under these assumed plans, but additional FedEx common stock equivalent units may be issued to current participants under the assumed stock credit plans pursuant to dividend equivalent rights.

(2) Includes 5,328,567 option shares available for future grants under FedEx's Incentive Stock Plan and 2002 Stock Incentive Plan, 35,667 shares available for future restricted stock grants under FedEx's Incentive Stock Plan, and 7,600,000 shares available for equity grants under FedEx's 2010 Omnibus Stock Incentive Plan (no more than 1,000,000 of the shares available under the 2010 Omnibus Stock Incentive Plan may be used for full-value awards).

(3) Represents shares of FedEx common stock issuable pursuant to the officers' deferred compensation plan assumed by FedEx in the Caliber acquisition as described under "— Equity Compensation Plans Not Approved by Stockholders" above.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee assists the Board of Directors in its oversight of FedEx's financial reporting process. The Audit Committee's responsibilities are more fully described in its charter, which is available on the FedEx Web site at *http://ir.fedex.com/com_charters.cfm.*

Management has the primary responsibility for the financial statements and the financial reporting process, including internal control over financial reporting. FedEx's independent registered public accounting firm is responsible for performing an audit of FedEx's consolidated financial statements and expressing an opinion on the fair presentation of those financial statements in conformity with United States generally accepted accounting principles. The independent registered public accounting firm also is responsible for performing an audit of and expressing an opinion on the effectiveness of FedEx's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited consolidated financial statements for the fiscal year ended May 31, 2011, including a discussion of, among other things:

- the acceptability and quality of the accounting principles;
- the reasonableness of significant accounting judgments and critical accounting policies and estimates;
- the clarity of disclosures in the financial statements; and
- the adequacy and effectiveness of FedEx's financial reporting procedures, disclosure controls and procedures and internal control over financial reporting, including management's assessment and report on internal control over financial reporting.

The Audit Committee also discussed with the Chief Executive Officer and Chief Financial Officer of FedEx their respective certifications with respect to FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2011.

The Audit Committee reviewed and discussed with the independent registered public accounting firm the audited consolidated financial statements for the fiscal year ended May 31, 2011, the firm's judgments as to the acceptability and quality of FedEx's accounting principles and such other matters as are required to be discussed with the Audit Committee under the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"), including those matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the PCAOB in Rule 3200T. The Audit Committee also reviewed and discussed with the independent registered public accounting firm their audit of the effectiveness of FedEx's internal control over financial reporting.

In addition, the Audit Committee received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and discussed with the independent registered public accounting firm the firm's independence.

The Audit Committee discussed with FedEx's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditor and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of FedEx's internal controls and the overall quality of FedEx's financial reporting.

In reliance on the reviews and discussions referred to above, and the receipt of unqualified opinions from Ernst & Young LLP dated July 12, 2011, with respect to the consolidated financial statements of FedEx as of and for the fiscal year ended May 31, 2011, and with respect to the effectiveness of FedEx's internal control over financial reporting, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2011, for filing with the Securities and Exchange Commission.

Audit Committee Members
John A. Edwardson – *Chairman*
Gary W. Loveman
Joshua I. Smith
David P. Steiner

AUDIT AND NON-AUDIT FEES

The following table sets forth fees for services Ernst & Young LLP provided to FedEx during fiscal 2011 and 2010:

	2011	2010
Audit fees	$12,090,000	$11,571,000
Audit-related fees	684,000	972,000
Tax fees	354,000	322,000
All other fees	922,000	86,000
Total	$14,050,000	$12,951,000

- *Audit Fees.* Represents fees for professional services provided for the audit of FedEx's annual financial statements, the audit of FedEx's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, the review of FedEx's quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.
- *Audit-Related Fees.* Represents fees for assurance and other services related to the audit of FedEx's financial statements. The fees for fiscal 2011 were for benefit plan audits and international accounting and reporting compliance. The fees for fiscal 2010 were primarily for benefit plan audits.
- *Tax Fees.* Represents fees for professional services provided primarily for domestic and international tax compliance and advice. Tax compliance and preparation fees totaled $137,000 and $169,000 in fiscal 2011 and 2010, respectively.
- *All Other Fees.* Represents fees for products and services provided to FedEx not otherwise included in the categories above. The fees for fiscal 2011 were primarily for third-party data management risk assessments and information technology risk and other advisory services. The amounts shown for fiscal 2010 include fees for information technology risk advisory services and online technical resources.

FedEx's Audit Committee has determined that the provision of non-audit services by Ernst & Young is compatible with maintaining Ernst & Young's independence.

PROPOSAL 3 — RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Independent Registered Public Accounting Firm

Ernst & Young LLP audited FedEx's annual financial statements for the fiscal year ended May 31, 2011, and FedEx's internal control over financial reporting as of May 31, 2011. The Audit Committee has appointed Ernst & Young to be FedEx's independent registered public accounting firm for the fiscal year ending May 31, 2012. The stockholders are asked to ratify this appointment at the annual meeting. Representatives of Ernst & Young will be present at the meeting to respond to appropriate questions and to make a statement if they so desire.

Policies Regarding Independent Auditor

The Audit Committee is directly responsible for the appointment, compensation and oversight of the independent registered public accounting firm. To help ensure the independence of the independent registered public accounting firm, the Audit Committee has adopted two policies: the Policy on Engagement of Independent Auditor; and the Policy on Hiring Certain Employees and Partners of the Independent Auditor.

Pursuant to the Policy on Engagement of Independent Auditor, the Audit Committee preapproves all audit services and non-audit services to be provided to FedEx by its independent registered public accounting firm. The Audit Committee may delegate to one or more of its members the authority to grant the required approvals, provided that any exercise of such authority is presented at the next Audit Committee meeting.

The Audit Committee may preapprove for up to one year in advance the provision of particular types of permissible routine and recurring audit-related, tax and other non-audit services, in each case described in reasonable detail and subject to a specific annual monetary limit also approved by the Audit Committee. The Audit Committee must be informed about each such service that is actually provided. In cases where a service is not covered by one of those approvals, the service must be specifically preapproved by the Audit Committee no earlier than one year prior to the commencement of the service.

Each audit or non-audit service that is approved by the Audit Committee (excluding tax services performed in the ordinary course of FedEx's business and excluding other services for which the aggregate fees are expected to be less than $25,000) will be reflected in a written engagement letter or writing specifying the services to be performed and the cost of such services, which will be signed by either a member of the Audit Committee or by an officer of FedEx authorized by the Audit Committee to sign on behalf of FedEx.

The Audit Committee will not approve any prohibited non-audit service or any non-audit service that individually or in the aggregate may impair, in the Audit Committee's opinion, the independence of the independent registered public accounting firm.

In addition, FedEx's independent registered public accounting firm may not provide any services, including financial counseling and tax services, to any FedEx officer, Audit Committee member or FedEx managing director (or its equivalent) in the Finance department or to any immediate family member of any such person. The Policy on Engagement of Independent Auditor is available on FedEx's Web site at *http://ir.fedex.com/documentdisplay.cfm?DocumentID=122.*

Pursuant to the Policy on Hiring Certain Employees and Partners of the Independent Auditor, FedEx will not hire a person who is concurrently a partner or other professional employee of the independent registered public accounting firm or, in certain cases, an immediate family member of such a person. Additionally, FedEx will not hire a former partner or professional employee of the independent registered public accounting firm in an accounting role or a financial reporting oversight role if he or she remains in a position to influence the independent registered public accounting firm's operations or policies, has capital balances in the independent registered public accounting firm or maintains certain other financial arrangements with the independent registered public accounting firm. FedEx will not hire a former member of the independent registered public accounting firm's audit engagement team (with certain exceptions) in a financial reporting oversight role without waiting for a required "cooling-off" period to elapse.

FedEx's Executive Vice President and Chief Financial Officer will approve any hire who was employed during the preceding three years by the independent registered public accounting firm, and will annually report all such hires to the Audit Committee.

Vote Required For Ratification

The Audit Committee is responsible for selecting FedEx's independent registered public accounting firm. Accordingly, stockholder approval is not required to appoint Ernst & Young as FedEx's independent registered public accounting firm for fiscal year 2012. The Board of Directors believes, however, that submitting the appointment of Ernst & Young to the stockholders for ratification is a matter of good corporate governance. If the stockholders do not ratify the appointment, the Audit Committee will review its future selection of the independent registered public accounting firm.

The ratification of the appointment of Ernst & Young as FedEx's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSAL 4 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Securities and Exchange Commission rules, we are asking stockholders to approve, on a non-binding basis, the following advisory resolution at the annual meeting:

> "RESOLVED, that the compensation paid to FedEx's named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative discussion, is hereby APPROVED."

This advisory vote is not intended to address any specific element of executive compensation, but instead is intended to address the overall compensation of the named executive officers as disclosed in this proxy statement.

Our executive compensation program is designed not only to retain and attract highly qualified and effective executives, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders and reward them for doing so. Accordingly, our Board of Directors and Compensation Committee believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. As more fully discussed in the Compensation Discussion and Analysis beginning on page 26:

- Annual and long-term incentive payments and stock options represent a significant portion of our executive compensation program. This variable compensation is "at risk" and directly dependent upon the achievement of pre-established corporate goals or stock price appreciation. In fiscal 2011, 89% of the Chairman, President and Chief Executive Officer's target total direct compensation consisted of variable, at-risk components. With respect to the other named executive officers, 57%-58% of their fiscal 2011 target total direct compensation consisted of variable, at-risk components.

- Annual bonus payments for fiscal 2011 were tied to meeting aggressive business plan goals for consolidated pre-tax income. For fiscal 2011, the named executive officers received only partial annual bonus payouts that were lower than the prior year's, even though consolidated pre-tax income increased by 20% year over year.

- Long-term incentive payouts are tied to meeting aggregate earnings-per-share goals over a three-fiscal-year period. There were no long-term incentive payouts for fiscal 2011 because of the significant negative impact of the global recession on our financial performance over the past three years.

- The Chairman, President and Chief Executive Officer's fiscal 2011 compensation decreased by 2% from fiscal 2010 (as set forth in the Summary Compensation Table on page 45), while FedEx's stock price increased 12.2% during fiscal 2011.

- The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options will yield value to the executive only if the stock price appreciates.

- Our stock ownership goal effectively promotes meaningful and significant stock ownership by our named executive officers and further aligns their interests with those of our stockholders. As of August 1, 2011, each named executive officer exceeded the stock ownership goal.

We urge you to read the Compensation Discussion and Analysis, as well as the Summary Compensation Table and related compensation tables and narrative appearing on pages 45 through 62, which provide detailed information on our compensation philosophy, policies and practices and the compensation of our named executive officers.

Effect of the Proposal

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is not binding on FedEx, the Board of Directors or the Compensation Committee. The vote on this proposal will, therefore, not affect any compensation already paid or awarded to any named executive officer and will not overrule any decisions made by the Board of Directors or the Compensation Committee. Because we highly value the opinions of our stockholders, however, the Board of Directors and the Compensation Committee will consider the results of this advisory vote when making future executive compensation decisions.

Vote Required for Approval

The affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote is required to approve this proposal.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSAL 5 — ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

In addition to providing our stockholders with the opportunity to cast an advisory vote on the compensation of our named executive officers, we also are seeking a non-binding, advisory vote on how frequently the advisory vote on executive compensation should be presented to stockholders, as required by Securities and Exchange Commission rules. You may vote to have the advisory vote on executive compensation held every year, every two years or every three years, or you may abstain from voting.

The Board of Directors recommends holding the advisory vote on executive compensation every year. An annual vote would provide us with timely feedback from our stockholders on executive compensation matters. An annual advisory vote is also consistent with our Compensation Committee's practice of conducting an in-depth review of executive compensation philosophy and practices each year.

Effect of the Proposal

The vote on this proposal is advisory and non-binding, and the final decision with respect to the frequency of future advisory votes on executive compensation remains with the Board of Directors. Although the vote on this proposal is non-binding, the Board of Directors and the Compensation Committee highly value the opinions of our stockholders and, accordingly, will take into account the outcome of this vote in considering the frequency of future advisory votes on executive compensation. In accordance with Securities and Exchange Commission rules, stockholders will have the opportunity at least every six years to recommend the frequency of future advisory votes on executive compensation.

Vote Required for Approval

Stockholders will be able to specify one of four choices for this proposal on the proxy card: holding the advisory vote on named executive officer compensation every one year, every two years or every three years, or abstaining. Stockholders are not voting to approve or disapprove the Board's recommendation. The option of one year, two years or three years that receives the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote will be the frequency for the advisory vote on executive compensation selected by our stockholders. In the absence of a majority of votes cast in support of any one frequency, the option of one year, two years or three years that receives the greatest number of votes will be considered the frequency selected by our stockholders.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR CONDUCTING FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION EVERY YEAR.

PROPOSAL 6 — STOCKHOLDER PROPOSAL: INDEPENDENT BOARD CHAIRMAN

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue, N.W., Washington, D.C. 20001, the beneficial owner of 176 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"**RESOLVED:** That shareholders of FedEx Corporation ("FedEx" or "Company") ask the Board of Directors to adopt a policy that the Board's chairman be an independent director, as defined by the rules of the New York Stock Exchange, who has not previously served as an executive officer of FedEx. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: We believe that a board of directors is less likely to provide rigorous independent oversight of management if the chairman is the CEO, as is the case with FedEx.

FedEx founder Fred Smith has held the positions of Chairman and CEO since 1977. We believe this leadership structure has allowed Smith to exert a dominant influence over the Board, impeding its ability to ensure that management acts strictly in FedEx's best interests.

FedEx's Board does not have a lead director, and we believe the Board's composition exacerbates the need for an independent Chairman. Specifically:

- Half of the Board will have served together as FedEx directors for over a decade, including the Chair of the Nominating and Governance Committee and a member of that committee who is a former FedEx Express executive.

- FedEx discloses transactions, relationships and arrangements that could potentially compromise the independence of four non-management directors, including the Chairs of the Audit and Compensation Committees.

- Three non-management directors, including the Chair of the Compensation Committee, are CEOs of large public companies and another director serves on four other public company boards in addition to her regular employment.

(FedEx 2010 Proxy Statement)

We believe that Smith's compensation package raises further concern about the Board's effective independent oversight on behalf of shareholders. Stock options that lack performance hurdles comprised between 43 and 56 percent of Smith's targeted total direct compensation in each of fiscal years 2007-2010, and he realized approximately $83 million from option exercises over that time period, according to FedEx's 2007-2010 Proxy Statements.

We also believe that the lack of effective independent Board oversight is demonstrated by it allowing FedEx Ground to pursue a questionable business tactic of classifying drivers as "independent contractors," which has exposed FedEx to substantial legal and financial risks. FedEx Ground is involved in approximately 50 class-action lawsuits and approximately 40 state tax and other administrative proceedings challenging its treatment of drivers as independent contractors, according to FedEx's 2010 10-K.

We urge your support **FOR** this proposal."

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

FedEx and its stockholders are best served by having Mr. Frederick W. Smith, FedEx's founder and Chief Executive Officer, serve as Chairman of the Board of Directors. FedEx's Bylaws provide that the Chairman of the Board of Directors shall be the Chief Executive Officer, unless the Board decides otherwise. This approach provides the Board with the necessary flexibility to determine whether the positions should be held by the same person or by separate persons based on the leadership needs of FedEx at any particular time. Adopting a policy to restrict the Board's discretion in selecting the Chairman of the Board, as well as restricting the ability to combine the positions of Chairman and CEO, would deprive the Board of the ability to select the most qualified and appropriate individual to lead the Board as Chairman. The Board has given careful consideration to separating the roles of Chairman and Chief Executive Officer and has determined that FedEx and its stockholders are best served by having Mr. Smith, FedEx's founder, serve as both Chairman of the Board of Directors and Chief Executive Officer. Mr. Smith's combined role as Chairman and Chief Executive Officer promotes unified leadership and direction for the Board and executive management and it allows for a single, clear focus for the chain of command to execute FedEx's strategic initiatives and business plans.

Mr. Smith has served as both Chairman of the Board and Chief Executive Officer of FedEx since 1977. Mr. Smith is the pioneer of the express transportation industry and his record of innovation, achievement and leadership speaks for itself. Under Mr. Smith's leadership, FedEx has become one of the most trusted and respected brands in the world. For ten consecutive years FedEx has ranked in the top 20 in *FORTUNE* magazine's "World's Most Admired Companies" list, rising to number 8 on the most recent 2011 list. Mr. Smith has been named one of the top 30 chief executives in the world by *Barron's* magazine for four consecutive years. Under Mr. Smith's leadership, FedEx has also experienced strong long-term financial growth and stockholder return. FedEx's compound annual growth rates for revenue, earnings per share and stock price since its initial public offering in 1978 are approximately 18%, 10% and 16%, respectively. The Board of Directors believes that our stockholders have been well served by having Mr. Smith act as both Chairman and Chief Executive Officer.

FedEx's strong and independent Board of Directors effectively oversees our management and provides vigorous oversight of FedEx's business and affairs. The Board of Directors is composed of independent, active and effective directors. Over the past five years, we have added several highly qualified, independent directors to the Board, including: Steven R. Loranger, the CEO of ITT Corporation; Gary W. Loveman, the CEO of Caesars Entertainment; Ambassador Susan C. Schwab, former U.S. Trade Representative; and David P. Steiner, the CEO of Waste Management. Nine out of our ten directors standing for reelection meet the independence requirements of the New York Stock Exchange, the Securities and Exchange Commission and the Board's standards for determining director independence. In addition, the Board of Directors proposes that two new independent directors be elected to the Board at this annual meeting. Mr. Smith is the only member of executive management who is also a director.

Requiring that the Chairman of the Board be an independent director is not necessary to ensure that our Board provides independent and effective oversight of FedEx's business and affairs. Such oversight is maintained at FedEx through the composition of our Board, the strong leadership and engagement of our independent directors and Board committees, and our highly effective corporate governance structures and processes already in place.

The Board of Directors and its committees vigorously oversee the effectiveness of management policies and decisions, including the execution of key strategic initiatives. Each of the Board's Audit, Compensation, and Nominating & Governance Committees is composed entirely of independent directors. Consequently, independent directors directly oversee such critical matters as the integrity of FedEx's financial statements, the compensation of executive management, including Mr. Smith's compensation, the selection and evaluation of directors, and the development and implementation of corporate governance programs. The Compensation Committee, together with the other independent directors, conducts an annual performance review of the Chairman and Chief Executive Officer, assessing FedEx's financial and non-financial performance and the quality and effectiveness of Mr. Smith's leadership. In addition, the Nominating & Governance Committee oversees the processes by which Mr. Smith is evaluated.

The Board believes that FedEx's Corporate Governance Guidelines, which are available on the FedEx Web site, help ensure that strong and independent directors will continue to play the central oversight role necessary to maintain FedEx's commitment to the highest quality corporate governance. Pursuant to these governance principles, non-management Board members meet at regularly scheduled executive sessions without management present in conjunction with each in-person Board meeting. The Chairwoman of the Nominating & Governance Committee presides over these meetings and may also be designated to preside at any Board or stockholder meeting. Consistent with our philosophy of empowering each member of our Board of Directors, each Board member is encouraged to suggest the inclusion of items on the agenda for Board meetings or raise subjects that are not on the agenda for that meeting. In addition, each Board member has complete and open access to any member of management and to the chairman of each Board committee for the purpose of discussing any matter related to the work of such committee. Lastly, the Board and each Board committee have the authority to retain independent legal, financial and other advisors as they deem appropriate. See "Corporate Governance Matters — Board Leadership Structure" on page 10 for more information on our governance practices.

FedEx disagrees with the proponent's assertions in the supporting statement. As discussed under the heading "Compensation Discussion and Analysis," a significant portion of FedEx's executive compensation program consists of variable, at-risk components that are directly dependent upon the achievement of pre-established corporate financial goals or stock price appreciation. The proponent takes issue with Mr. Smith's stock option grants and his exercise of previously granted stock options, but neglects to mention that the options he exercised in fiscal years 2007, 2008, 2009 and 2010 were nearing their expiration date (granted in fiscal years 1998, 1999, 2000 and 2001, respectively) and that our options yield value if and only if our stock price appreciates, which benefits all investors. Moreover, Mr. Smith does not receive restricted stock grants. The proponent also fails to acknowledge that Mr. Smith's base salary was reduced by 20% in January 2009 as he led the company through the recent global recession.

Finally, the proponent has again selectively referred to certain lawsuits and other proceedings concerning FedEx Ground, as it did with substantially similar and unsuccessful proposals the last four years. These references are irrelevant to the question of whether shareholders are best served by having combined or separate CEO and Chair positions, and are also incomplete and clearly self-serving in their descriptions, and we believe indicate a narrow interest not shared by all shareholders. Our Board of Directors has reviewed FedEx Ground's independent contractor model and closely monitors the status of these proceedings. The independent contractor model has been in place since the inception of the company as RPS in 1985, was in place at the time we acquired Caliber System, Inc. in January 1998, and throughout FedEx Ground's history has been upheld by numerous agencies and courts, including United States federal courts. The currently pending material litigation and other proceedings have been described in detail in FedEx's SEC filings, and we intend to vigorously defend ourselves in these proceedings. Recent court decisions significantly improve the likelihood that our independent contractor model will be upheld. We will continue to monitor these issues, and to make changes to our relationships with independent contractors, as may be appropriate. FedEx Ground's use of independent contractors is well suited to the needs of the ground delivery business and its customers, which is reflected by FedEx Ground's strong growth and outstanding service.

In sum, the Board believes that FedEx and its stockholders have been and continue to be well served by having Mr. Smith serve as both Chairman of the Board and Chief Executive Officer. The current leadership model, when combined with the current composition of the Board and the other elements of our governance structure, strikes an appropriate balance between strong and consistent leadership and independent and effective oversight of FedEx's business and affairs. This proposal is clearly an attempt by the proponent to advance its own self-interest, which is inconsistent with the best interests of FedEx and its stockholders as a whole. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 7 — STOCKHOLDER PROPOSAL: EXECUTIVES TO RETAIN SIGNIFICANT STOCK

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner of 100 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"7 – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding this policy before our 2012 annual meeting of shareholders.

As a minimum this proposal asks for a retention policy going forward, although the preference is for immediate implementation to the fullest extent possible.

Shareholders recommend that our executive pay committee adopt a percentage of at least 50% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library (TCL) http://www.thecorporatelibrary.com, an independent research firm, rated our company "D," with "High Concern" in executive pay" and "High" in Overall Governance Risk Assessment.

Six directors had long-tenure of 12 to 39 years: Shirley Ann Jackson, James Barksdale, Paul Walsh, Joshua Smith, J.R. Hyde and Frederick Smith – our Chairman and CEO. This raised concerns about board independence.

And the selection of new directors is potentially disturbing. David Steiner, our newest director and assigned to our Audit Committee, still did not own any stock and already received our third highest negative votes. Mr. Steiner's negative votes were only exceeded by Shirley Ann Jackson and Steven Loranger. And Directors Jackson and Loranger were allowed to constitute at least 50% of the membership of our Executive Pay and Nomination Committees. Ms. Jackson was also over-committed – serving on 15 committees at five different public company boards.

The third member of our Executive Pay Committee was Susan Schwab, who was a "Flagged [Problem] Director" according to The Corporate Library due to her involvement with the bankrupt Calpine Corporation.

Regarding FedEx executive pay, the portion based on individual performance under the fiscal 2011 annual incentive pay plan will no longer be contingent upon the achievement of corporate financial performance objectives. Moreover, the Executive Pay Committee had the discretion to increase an executive's bonus. In addition, our executive long-term incentive program provided a cash payment for a three-year performance period based on a single performance measure. Taken together, these facts suggested that executive pay practices were not aligned with shareholders' interests according to The Corporate Library.

We also had no shareholder right to proxy access, no cumulative voting, no independent board chairman or even a lead director, no right to call a special shareholder meeting and no shareholder written consent. The 2010 written consent proposal received our 51%-support.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: **Executives To Retain Significant Stock – Yes on 7.**"

Board of Directors' Statement in Opposition

The Board of Directors and its Compensation and Nominating & Governance Committees have considered this proposal and concluded that it is unnecessary and not in the best interests of our stockholders.

As discussed in the "Compensation Discussion and Analysis" beginning on page 26, we believe that long-term performance is the most important measure of our success, as we manage FedEx's operations and business for the long-term benefit of stockholders. Accordingly, not only is our executive compensation program weighted towards variable, at-risk pay components, but we emphasize incentives that are dependent upon long-term corporate performance and stock price appreciation. These incentives include a long-term incentive cash compensation program and equity awards (stock options and restricted stock), which comprise a significant portion of an executive's total compensation. These incentives are designed to motivate and reward our executives for achieving long-term corporate financial performance goals and maximizing long-term stockholder value.

Our executive compensation program is carefully designed to encourage and promote long-term stockholder returns and significant ownership of FedEx stock by our executives. We award stock options and restricted stock to create and maintain a long-term economic stake in the company for the executives, thereby directly aligning their interests with the interests of our stockholders. Our equity compensation program has effectively encouraged FedEx executives to own and retain FedEx stock, while creating a direct link between their compensation and long-term stockholder returns.

In order to further encourage stock ownership by FedEx's senior officers and to strengthen the alignment of their interests with the interests of our stockholders, the Board of Directors has adopted a stock ownership goal for senior officers, which is included in our Corporate Governance Guidelines. Our stock ownership goal for executive officers is that within four years after being appointed to his or her position, each executive own FedEx shares at a multiple of his or her annual base salary (5x for the Chairman of the Board, President and Chief Executive Officer, and 3x for the other executive officers). Because the stock ownership goal is based on a multiple of base salary, an executive will need to own more shares as his or her base salary increases in order to meet the goal.

As of August 1, 2011, each FedEx executive officer exceeded the stock ownership goal. Our stock ownership goal has effectively promoted meaningful and significant stock ownership by FedEx executives.

Furthermore, your Board of Directors believes that the retention policy set forth in this proposal of 50% of net after-tax holdings could significantly hinder FedEx's ability to retain and attract highly qualified executives. In particular, by requiring the retention of half of the FedEx stock received for two years after termination of employment, executives who have been successful in enhancing stockholder value may choose to leave FedEx or retire earlier than they otherwise would in order to be able to share in the value they helped create. The proposal would effectively require a "lock-up" on almost half of an executive's stock, and would directly undermine the effectiveness of our compensation program to retain and attract highly qualified and effective executives and to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders.

In sum, your Board of Directors believes that FedEx's existing programs and policies effectively facilitate significant stock ownership by executives and ensure that their interests are aligned with those of our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 8 — STOCKHOLDER PROPOSAL: POLITICAL CONTRIBUTIONS REPORT

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the Comptroller of the City of New York, 1 Centre Street, New York, New York 10007-2341, as custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System, the beneficial owner of 955,578 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"**Resolved,** that the shareholders of FedEx Corporation ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:
    a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and
    b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of FedEx, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

FedEx contributed at least $3.3 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform."

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption would not be in the best interests of our stockholders.

The Board believes it is in the best interests of our stockholders for FedEx to be an effective participant in the political process. We are subject to extensive regulation at the federal and state levels and are involved in a number of legislative initiatives in a broad spectrum of policy areas that can have an immediate and dramatic effect on our operations. We promote legislative and regulatory actions that further the business objectives of FedEx and attempt to protect FedEx from unreasonable, unnecessary or burdensome legislative or regulatory actions at all levels of government. As more fully described in our policy regarding political contributions (which is available on the FedEx Web site at *http://ir.fedex.com/governance/contributions.cfm*), we actively participate in the political process with the ultimate goal of promoting and protecting the economic future of FedEx and our stockholders and employees.

An important part of participating effectively in the political process is making prudent political contributions — but only where permitted by applicable law. Political contributions of all types are subject to extensive governmental regulation and public disclosure requirements, and FedEx is fully committed to complying with all applicable campaign finance laws. For example, corporate contributions are subject to certain limitations at the federal level, and we make none. While some states allow corporate contributions to candidates or political parties, it is FedEx's policy not to make such contributions. FedEx also does not make corporate contributions to groups organized under section 527 of the Internal Revenue Code, except to the organizational committees of the Democratic and Republican national party conventions and the annual Democratic and Republican Governor's conferences. These limited corporate political contributions are approved by the Corporate Vice President of Government Affairs, in consultation with appropriate members of FedEx senior management. The Executive Vice President and General Counsel provides periodic updates to the Board of Directors on FedEx's political activities, including corporate contributions. As a result of these policies and mandatory public disclosure requirements, the Board has concluded that ample public information exists regarding FedEx's political contributions to alleviate the concerns cited in this proposal.

FedEx also provides an opportunity for its employees to participate in the political process by joining FedEx's non-partisan political action committee ("FedExPAC"). FedExPAC allows our employees to pool their financial resources to support federal, state and local candidates, political party committees and political action committees. The political contributions made by FedExPAC are funded entirely by the voluntary contributions of our employees. No corporate funds are used. A committee composed of appropriate members of FedEx senior management decides which candidates, campaigns and committees FedExPAC will support based on a nonpartisan effort to advance and protect the interests of FedEx and our stockholders and employees. Moreover, FedExPAC's activities are subject to comprehensive regulation by the federal government, including detailed disclosure requirements, which include monthly reports with the Federal Election Commission. These reports are publicly available and include an itemization of FedExPAC's receipts and disbursements, including any political contributions.

Our participation in the political process is designed to promote and protect the economic future of FedEx and our stockholders and employees, and we make political contributions and maintain memberships with a variety of trade associations expressly for that purpose. We have in place effective reporting and compliance procedures to ensure that our political contributions are made in accordance with applicable law and we closely monitor the appropriateness and effectiveness of the political activities undertaken by the most significant trade associations in which we are a member.

Finally, the Board believes that the expanded disclosure requested in this proposal could place FedEx at a competitive disadvantage by revealing its strategies and priorities. Because parties with interests adverse to FedEx also participate in the political process to their business advantage, any unilateral expanded disclosure could benefit those parties while harming the interests of FedEx and our stockholders. The Board believes that any reporting requirements that go beyond those required under existing law should be applicable to all participants in the process, rather than FedEx alone (as the proponent requests).

In short, we believe that this proposal is duplicative and unnecessary, as a comprehensive system of reporting and accountability for political contributions already exists. If adopted, the proposal would apply only to FedEx and to no other company and would cause FedEx to incur undue cost and administrative burden, as well as competitive harm, without commensurate benefit to our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

OTHER MATTERS

We are not aware of any other matters to be conducted at the meeting. FedEx's Bylaws require stockholders to give advance notice of any proposal intended to be presented at the annual meeting. The deadline for this notice has passed and we did not receive any proposals that met the requirements under our Bylaws. If any other matter properly comes before the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

ADDITIONAL INFORMATION

Proxy Solicitation

FedEx will bear all costs of this proxy solicitation. In addition to soliciting proxies by this mailing, our directors, officers and regular employees may solicit proxies personally or by mail, telephone, facsimile or other electronic means, for which solicitation they will not receive any additional compensation. FedEx will reimburse brokerage firms, custodians, fiduciaries and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request. FedEx has retained Morrow & Co., LLC, 470 West Ave., Stamford, CT 06902, to assist in the solicitation of proxies for a fee of $12,500 plus reimbursement of certain disbursements and expenses.

Householding

We have adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery will receive only one copy of this proxy statement and the 2011 Annual Report to Stockholders, unless contrary instructions have been received from one or more of these stockholders. This procedure will reduce our printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of our annual report and proxy statement, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of our annual report and proxy statement for your household, please contact our transfer agent, Computershare Trust Company, N.A. (in writing: P.O. Box 43069, Providence, Rhode Island 02940-3069; by telephone: in the U.S. or Canada, 1-800-446-2617; outside the U.S. or Canada, 1-781-575-2723).

If you participate in householding and wish to receive a separate copy of this proxy statement and the 2011 Annual Report, or if you do not wish to participate in householding and prefer to receive separate copies of future annual reports and proxy statements, please contact Computershare as indicated above. A separate copy of this proxy statement and the 2011 Annual Report will be delivered promptly upon request.

Beneficial owners of shares held in street name can request information about householding from their banks, brokerage firms or other holders of record.

Stockholder Proposals for 2012 Annual Meeting

Stockholder proposals intended to be presented at FedEx's 2012 annual meeting must be received by FedEx no later than April 17, 2012, to be eligible for inclusion in FedEx's proxy statement and form of proxy for next year's meeting. Proposals should be addressed to FedEx Corporation, Attention: Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph), but is instead sought to be presented directly at the 2012 annual meeting, including nominations of director candidates, FedEx's Bylaws require stockholders to give advance notice of such proposals. The required notice, which must include the information and documents set forth in the Bylaws, must be given no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting. Accordingly, with respect to our 2012 annual meeting of stockholders, our Bylaws require notice to be provided to FedEx Corporation, Attention: Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120, as early as May 29, 2012, but no later than June 28, 2012. Except as otherwise provided by law, the chairman of the meeting will declare out of order and disregard any nomination or other business proposed to be brought before the meeting by a stockholder that is not made in accordance with our Bylaws.

By order of the Board of Directors,



CHRISTINE P. RICHARDS
Executive Vice President, General Counsel and Secretary

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FedEx Corporation Amended and Restated Bylaws — Board-Approved Amendments to Provisions Regarding Special Meetings of Stockholders

ARTICLE II. MEETINGS OF STOCKHOLDERS

Section 5. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the chairman of the board and chief executive officer and shall be called by the chairman of the board and chief executive officer or secretary at the request in writing of a majority of the board of directors. Such request shall state the purpose or purposes of the proposed meeting.

Text of amendment to Section 5, which will be effective only upon approval by the stockholders of the amendment to Article Twelfth of FedEx's Second Amended and Restated Certificate of Incorporation as described in the attached proxy statement, is as follows:

In addition, special meetings of the stockholders shall be called by the chairman of the board and chief executive officer or the secretary following receipt by the secretary of a written request for a special meeting of stockholders (a "Special Meeting Request") from the holders of shares representing at least 20% of the outstanding shares of the corporation entitled to vote (the "Requisite Holders") if such Special Meeting Request complies with the requirements set forth in this Section and all other requirements of this Section are met. However, notwithstanding the foregoing or any other provision in this Section, outstanding shares of the corporation that are subject to Hedging Transactions (as defined in Section 12 of this Article II) shall not under any circumstance be included toward the required 20% threshold, and thus, stockholders owning stock of the corporation that is subject to Hedging Transactions shall not be considered Requisite Holders with respect to such stock. The board of directors shall determine, in its sole discretion, whether all such requirements of this Section have been satisfied, and such determination shall be binding on the corporation and its stockholders.

If a Special Meeting Request complies with this Section, the board of directors shall determine the record date (in accordance with Section 4 of Article VII herein), place (if any), date and time of the special meeting of stockholders requested in such Special Meeting Request; provided, however, that the date of any such special meeting shall not be more than 90 days after the secretary's receipt of the properly submitted Special Meeting Request. Notwithstanding the foregoing, the board of directors may (in lieu of calling the special meeting of stockholders requested in such Special Meeting Request) present an identical or substantially similar item (as determined in good faith by the board of directors, a "Similar Item") for stockholder approval at any other meeting of stockholders that is held no more than 90 days after the secretary receives such Special Meeting Request. The nomination, election, or removal of directors shall always be deemed a "Similar Item" with respect to all items of business involving the nomination, election, or removal of directors, changing the size of the board of directors and filling of vacancies or newly created directorships resulting from any increase in the authorized number of directors.

A Special Meeting Request must be delivered by hand, by registered U.S. mail (return receipt requested), or by courier service to the attention of the secretary at the principal executive offices of the corporation. A Special Meeting Request shall only be valid if it is signed and dated by each of the Requisite Holders (or their duly authorized agents) and if such request includes:

(a) a statement of the specific purpose or purposes of the special meeting of stockholders, the matter or matters proposed to be acted on at the special meeting of stockholders, and the reasons for conducting such business at the special meeting of stockholders;

(b) a statement of any material interest of each such Requisite Holder and the beneficial owners, if any, on whose behalf the Special Meeting Request is being made in the business proposed to be conducted at the special meeting of stockholders;

(c) the text of any business, proposed resolution or amendment to the bylaws, certificate of incorporation, or any other corporate document to be considered at the special meeting of stockholders;

(d) any other information which may be required pursuant to these bylaws, including but not limited to such information, if applicable, which shall be set forth in a stockholder's notice required by Section 12 of this Article, or which may be required to be disclosed under the General Corporation Law of the State of Delaware;

(e) the name and address (as they appear on the corporation's books, in the case of stockholders of record) of each Requisite Holder and the date of each such Requisite Holder's signature (or authorized agent's signature);

(f) the class, if applicable, and the number of shares of the corporation's stock that are owned of record or beneficially by each such Requisite Holder and documentary evidence of such record or beneficial ownership, and the number of any such owned shares of the corporation's stock subject to Hedging Transactions and a representation that all other shares of the corporation's stock owned by such Requisite Holder are not subject to Hedging Transactions;

(g) a representation that one or more of the Requisite Holders intend to appear in person or by proxy at the special meeting of stockholders to propose the business to be conducted at the special meeting of stockholders;

(h) if any Requisite Holder intends to solicit proxies with respect to any business to be conducted at the special meeting of stockholders, a representation to that effect;

(i) if a purpose of the special meeting of stockholders is the election of one or more directors, all information that would be required to be included in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

(j) an undertaking by the Requisite Holders to notify the corporation in writing of a change in the information called for by clauses (b) and (f) as of the record date for such special meeting of stockholders, by notice received by the secretary in the same manner as the Special Meeting Request not later than the 10th day following such record date, and after the record date by notice so given and received within two business days of any change in such information and, in any event, as of the close of business on the day preceding the special meeting date; and

(k) an acknowledgement that any reduction in percentage stock ownership of the Requisite Holders below the 20% threshold following delivery of the Special Meeting Request to the secretary shall constitute a revocation of such Special Meeting Request.

In addition, the Requisite Holders and the beneficial owners, if any, on whose behalf the Special Meeting Request is being made shall promptly provide any other information reasonably requested by the corporation.

A Special Meeting Request shall not be valid (and thus the special meeting of stockholders requested pursuant to the Special Meeting Request will not be held) if (a) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law; (b) a Similar Item was presented at any meeting of stockholders held within 90 days prior to receipt by the corporation of such Special Meeting Request; (c) a Similar Item is included in the corporation's notice as an item of business to be brought before a stockholder meeting that has been called but not yet held; (d) the Special Meeting Request is received by the corporation during the period commencing 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders and ending on the date of the current year's annual meeting of stockholders; or (e) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Exchange Act. For purposes of this paragraph, the date of delivery of the Special Meeting Request shall be the first date on which a valid Special Meeting Request in which Requisite Holders representing at least 20% of the outstanding shares of the corporation entitled to vote in accordance with this Section are participating has been delivered to the corporation.

Only matters that are stated in the Special Meeting Request shall be brought before and acted upon during the special meeting of stockholders called according to the Special Meeting Request; provided, however, that nothing herein shall prohibit the board of directors from submitting any matters to the stockholders at any special meeting of stockholders called by the stockholders pursuant to this Section. If a valid Special Meeting Request is received by the secretary subsequent to the receipt of another valid Special Meeting Request and before the date of the corresponding special meeting of stockholders, all items of business contained in such Special Meeting Requests may be presented at one special meeting of stockholders. If two or more special meetings of the stockholders called pursuant to the request of stockholders pursuant to this Section have been held within the 12-month period before a Special Meeting Request is received by the secretary, the board of directors may in its discretion, determine not to call or hold such requested special meeting of stockholders.

Requisite Holders may revoke a Special Meeting Request by written revocation delivered to the corporation at any time prior to the special meeting of stockholders; provided, however, the board of directors shall have the sole discretion to determine whether or not to proceed with the special meeting of stockholders following such written revocation. Additionally, a Requisite Holder whose signature (or authorized agent's signature) appears on a Special Meeting Request may revoke such Requisite Holder's participation in a Special Meeting Request at any time by written revocation delivered to the secretary in the same manner as the Special Meeting Request and if, following any such revocation, the remaining Requisite Holders participating in the Special Meeting Request do not represent at least 20% of the outstanding shares of the corporation entitled to vote in accordance with this Section, the Special Meeting Request shall be deemed revoked. Likewise, any reduction in percentage stock ownership of the Requisite Holders below the 20% threshold following delivery of the Special Meeting Request to the secretary shall be deemed to be revocation of the Special Meeting Request.

If none of the Requisite Holders appears or sends a representative to present the business or nomination submitted by the stockholders in the Special Meeting Request to be conducted at the special meeting of stockholders, the corporation need not conduct any such business or nomination for a vote at such special meeting of stockholders.

(Note: For purposes of the above amendment, "Hedging Transaction" is defined in the Bylaws as any hedging or other transaction or series of transactions that has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights and any borrowing or lending of shares) that has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, the stockholder or the beneficial owner with respect to any share of stock of the corporation.)

Deletion of second sentence of Section 11 will be effective only upon approval by the stockholders of the amendment to Article Twelfth of FedEx's Second Amended and Restated Certificate of Incorporation as described in the attached proxy statement:

Section 11. Action Without a Meeting. Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. ~~Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the common stock of the corporation as to dividends or upon liquidation, special meetings of stockholders of the corporation may be called only by the board of directors pursuant to a resolution approved by a majority of the entire board of directors.~~

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FedEx Corporation definitive proxy statement – marked to show changes to preliminary proxy statement filed on July 22, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

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☐ Soliciting Material Pursuant to §240.14a-12

FEDEX CORPORATION

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☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held September 26, 2011

To Our Stockholders:

We cordially invite you to attend the 2011 annual meeting of FedEx's stockholders. The meeting will take place in the auditorium at the FedEx World Technology Center, 50 FedEx Parkway, Collierville, Tennessee 38017, on Monday, September 26, 2011, at 10:00 a.m. local time. We look forward to your attendance either in person or by proxy.

The purposes of the meeting are to:

1. Elect the twelve nominees named in the attached proxy statement as FedEx directors;
2. Approve an amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws);
3. Ratify the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm for fiscal year 2012;
4. Hold an advisory vote on executive compensation;
5. Hold an advisory vote on the frequency of future advisory votes on executive compensation;
6. Act upon three stockholder proposals, if properly presented at the meeting; and
7. Transact any other business that may properly come before the meeting.

Only stockholders of record at the close of business on August 1, 2011, may vote at the meeting or any postponements or adjournments of the meeting.

By order of the Board of Directors,

Christine P. Richards

CHRISTINE P. RICHARDS
Executive Vice President, General Counsel and Secretary

August 15, 2011

HOW TO VOTE: Please complete, date, sign and return the accompanying proxy card or voting instruction card, or vote electronically via the Internet or by telephone. The enclosed return envelope requires no additional postage if mailed in the United States.

REDUCE MAILING COSTS: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to provide you with proxy materials and annual reports.

ANNUAL MEETING ADMISSION: If you attend the annual meeting in person, you will need to present your admission ticket, or an account statement showing your ownership of FedEx common stock as of the record date, and a valid government-issued photo identification. The indicated portion of your proxy card or the ticket accompanying your voting instruction card will serve as your admission ticket. If you are a registered stockholder and receive your proxy materials electronically, you should follow the instructions provided to print a paper admission ticket.

Your vote is very important. Please vote whether or not you plan to attend the meeting.

2011 PROXY STATEMENT

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

FedEx Corporation

942 South Shady Grove Road
Memphis, Tennessee 38120

2011 PROXY STATEMENT

FedEx's Board of Directors is furnishing you this proxy statement in connection with the solicitation of proxies on its behalf for the 2011 Annual Meeting of Stockholders. The meeting will take place in the auditorium at the FedEx World Technology Center, 50 FedEx Parkway, Collierville, Tennessee 38017, on Monday, September 26, 2011, at 10:00 a.m. local time. At the meeting, stockholders will be voting on the following items: (1) the election of the twelve nominees named in this proxy statement to the FedEx Board of Directors; (2) the adoption of an amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws); (3) the ratification of FedEx's independent registered public accounting firm; (4) an advisory vote on executive compensation; (5) an advisory vote on the frequency of future advisory votes on executive compensation; and (6) if properly presented at the meeting, three stockholder proposals. Stockholders also will consider any other matters that may properly come before the meeting, although we know of no other business to be presented.

By submitting your proxy (either by signing and returning the enclosed proxy card or by voting electronically on the Internet or by telephone), you authorize Christine P. Richards, FedEx's Executive Vice President, General Counsel and Secretary, and Alan B. Graf, Jr., FedEx's Executive Vice President and Chief Financial Officer, to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

FedEx's Annual Report to Stockholders for the fiscal year ended May 31, 2011, which includes FedEx's fiscal 2011 audited consolidated financial statements, accompanies this proxy statement. Although the Annual Report is being distributed with this proxy statement, it does not constitute a part of the proxy solicitation materials and is not incorporated by reference into this proxy statement.

We are first sending the proxy statement, form of proxy and accompanying materials to stockholders on or about August 15, 2011.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON SEPTEMBER 26, 2011: The following materials are available on the Investor Relations page of the FedEx Web site at *http://www.fedex.com/us/investorrelations:*

- **The Notice of Annual Meeting of Stockholders To Be Held September 26, 2011;**
- **This proxy statement; and**
- **FedEx's Annual Report to Stockholders for the fiscal year ended May 31, 2011.**

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY VOTE YOUR SHARES EITHER BY MAIL, VIA THE INTERNET OR BY TELEPHONE.

Effect of Not Casting Your Vote: If your shares are held in "street name" (*i.e.*, your shares are held by a bank, brokerage firm or other nominee — the "record holder"), in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your record holder by the deadline provided in the materials you receive from your record holder. If you hold your shares in street name and you do not instruct your record holder as to how to vote your shares, your record holder may only vote your shares in its discretion on the adoption of the amendment to FedEx's Certificate of Incorporation (Proposal 2) and the ratification of the appointment of the independent registered public accounting firm (Proposal 3), but will not be allowed to vote your shares on any of the other proposals described in this proxy statement, including the election of directors. If you are a stockholder of record and you do not sign and return your proxy card or vote electronically on the Internet or by telephone, no votes will be cast on your behalf on any of the items of business at the meeting.

INFORMATION ABOUT THE ANNUAL MEETING

What are the purposes of the annual meeting?

At the annual meeting, the stockholders will be asked to:

- Elect the twelve nominees named in this proxy statement as FedEx directors;
- Approve an amendment to FedEx's Certification of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws);
- Ratify the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm;
- Cast an advisory vote on executive compensation;
- Cast an advisory vote on the frequency of future advisory votes on executive compensation; and
- Act on three stockholder proposals, if properly presented.

Stockholders also will transact any other business that may properly come before the meeting. Members of FedEx's management team will be present at the meeting to respond to appropriate questions from stockholders.

Who is entitled to vote?

The record date for the meeting is August 1, 2011. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. The only class of stock entitled to be voted at the meeting is FedEx common stock. Each outstanding share of common stock is entitled to one vote for all matters before the meeting. At the close of business on the record date there were 317,203,577 shares of FedEx common stock outstanding.

What is the difference between holding shares as a stockholder of record and as a beneficial owner? Am I entitled to vote if my shares are held in "street name"?

If your shares are registered in your name with FedEx's transfer agent, Computershare Trust Company, N.A., you are the "stockholder of record" (or "registered stockholder") of those shares, and these proxy materials have been provided directly to you by FedEx.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, these proxy materials are being forwarded to you by your bank, brokerage firm or other nominee (the "record holder"), along with a voting instruction card. As the beneficial owner, you have the right to direct your record holder how to vote your shares by using the voting instruction card or by following their instructions for voting by telephone or on the Internet (if available), and the record holder is required to vote your shares in accordance with your instructions.

If you do not give voting instructions, your record holder will nevertheless be entitled to vote your shares in its discretion on the adoption of the amendment to FedEx's Certificate of Incorporation (Proposal 2) and the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Absent your instructions, the record holder will not be permitted, however, to vote your shares on the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 4), the advisory vote on the frequency of future advisory votes on executive compensation (Proposal 5) or the adoption of the three stockholder proposals (Proposals 6 through 8), and your shares will be considered "broker non-votes" on those proposals. See "How will broker non-votes be treated?" below.

As the beneficial owner of shares, you are invited to attend the annual meeting. If you are a beneficial owner, however, you may not vote your shares in person at the meeting unless you obtain a legal proxy, executed in your favor, from the record holder of your shares.

What does it mean if I receive more than one proxy card or voting instruction card?

If you receive more than one proxy card or voting instruction card that means your shares are registered differently and are held in more than one account. To ensure that all your shares are voted, please sign and return by mail all proxy cards and voting instruction cards or vote each account over the Internet or by telephone (if made available by the record holder with respect to any shares you hold in street name).

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or represented by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the meeting?

If a quorum is not present at the meeting, the holders of a majority of the shares entitled to vote at the meeting who are present, in person or represented by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given.

How do I vote?

1. *YOU MAY VOTE BY MAIL.* If you properly complete, sign and date the accompanying proxy card or voting instruction card and return it in the enclosed envelope, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

2. *YOU MAY VOTE BY TELEPHONE OR ON THE INTERNET.* If you are a registered stockholder, you may vote by telephone or on the Internet by following the instructions included on the proxy card. If you vote by telephone or on the Internet, you do not have to mail in your proxy card. If you wish to attend the meeting in person, however, you will need to bring your admission ticket. Internet and telephone voting are available 24 hours a day. Votes submitted through the Internet or by telephone must be received by 11:59 p.m. Eastern time on September 25, 2011.

If you are the beneficial owner of shares held in street name, you still may be able to vote your shares electronically by telephone or on the Internet. The availability of telephone and Internet voting will depend on the voting process of the record holder of your shares. We recommend that you follow the instructions set forth on the voting instruction card provided to you.

NOTE: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to provide you with proxy materials and annual reports.

3. *YOU MAY VOTE IN PERSON AT THE MEETING.* If you are a registered stockholder and attend the meeting, you may deliver your completed proxy card in person. Additionally, we will pass out ballots to registered stockholders who wish to vote in person at the meeting. If you are a beneficial owner of shares held in street name who wishes to vote at the meeting, you will need to obtain a legal proxy from your record

holder, bring it with you to the meeting, and hand it in with a signed ballot that will be provided to you at the meeting. Beneficial owners will not able to vote their shares at the meeting without a legal proxy.

How do I vote my shares held in a FedEx benefit plan?

If you own shares of FedEx common stock through a FedEx or subsidiary benefit plan, you can direct the trustee or the record holder to vote the shares held in your account in accordance with your instructions by completing the proxy card and returning it in the enclosed envelope or by registering your instructions via the Internet or telephone as directed on the proxy card. If you register your voting instructions by telephone or on the Internet, you do not have to mail in the proxy card. If you wish to attend the meeting in person, however, you will need to bring the admission ticket attached to the proxy card with you. In order to instruct a plan trustee or record holder on the voting of shares held in your account, your instructions must be received by September 21, 2011. If your voting instructions are not received by that date, each plan trustee will vote your shares in the same proportion as the plan shares for which voting instructions have been received.

Who can attend the meeting?

Only stockholders eligible to vote or their authorized representatives will be admitted to the meeting. If you plan to attend the meeting, detach and bring with you the stub portion of your proxy card, which is marked "Admission Ticket." You also must bring a valid government-issued photo identification, such as a driver's license or a passport. If you received your proxy materials through the Internet, you should follow the instructions provided to print a paper admission ticket.

If your shares are held in street name, you must bring the "Admission Ticket" that accompanies your voting instruction card. Alternatively, you may bring other proof of ownership, such as a brokerage account statement, which clearly shows your ownership of FedEx common stock as of the record date. In addition, you must bring a valid government-issued photo identification, such as a driver's license or a passport.

Security measures will be in place at the meeting to help ensure the safety of attendees. Metal detectors similar to those used in airports will be located at the entrance to the meeting room and briefcases, handbags and packages will be inspected. No cameras or recording devices of any kind, or signs, placards, banners or similar materials, may be brought into the meeting. Anyone who refuses to comply with these requirements will not be admitted.

Can I change my vote after I submit my proxy?

Yes, if you are a registered stockholder you may revoke your proxy and change your vote prior to the completion of voting at the meeting by:

- submitting a valid, later-dated proxy card or a later-dated vote by telephone or on the Internet in a timely manner (the latest-dated, properly completed proxy that you submit in a timely manner, whether by mail, by telephone or on the Internet, will count as your vote); or

- giving written notice of such revocation to the Secretary of FedEx prior to or at the meeting or by voting in person at the meeting.

Your attendance at the meeting itself will not revoke your proxy unless you give written notice of revocation to the Secretary before your proxy is voted or you vote in person at the meeting.

If your shares are held in street name, you should contact the record holder of your shares and follow its procedures for changing your voting instructions. You also may vote in person at the meeting if you obtain a legal proxy from your record holder.

Will my vote be kept confidential?

Yes, your vote will be kept confidential and not disclosed to FedEx unless:

- required by law;
- you expressly request disclosure on your proxy; or
- there is a proxy contest.

Who will count the votes?

FedEx's transfer agent, Computershare Trust Company, N.A., will tabulate and certify the votes. A representative of the transfer agent will serve as the inspector of election.

How does the Board of Directors recommend I vote on the proposals?

Your Board recommends that you vote:

- FOR the election of each of the twelve nominees named in this proxy statement to the Board of Directors;
- FOR the approval of the amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws);
- FOR the ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm;
- FOR the advisory proposal on executive compensation;
- for future advisory votes on executive compensation to be held EVERY YEAR; and
- AGAINST each of the stockholder proposals.

What if I am a registered stockholder and do not specify how my shares are to be voted on my proxy card?

If you submit a proxy but do not indicate any voting instructions, your shares will be voted:

- FOR the election of each of the twelve nominees named in this proxy statement to the Board of Directors;
- FOR the approval of the amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws);
- FOR the ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm;
- FOR the advisory proposal on executive compensation;
- for future advisory votes on executive compensation to be held EVERY YEAR; and
- AGAINST each of the stockholder proposals.

Will any other business be conducted at the meeting?

We know of no other business to be conducted at the meeting. FedEx's Bylaws require stockholders to give advance notice of any proposal intended to be presented at the meeting. The deadline for this notice has passed and we did not receive any notice that met the requirements of our Bylaws. If any other matter properly comes before the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

How many votes are required to elect each director nominee?

A director nominee will be elected to the Board of Directors if the number of votes cast "for" such nominee's election exceeds the number of votes cast "against" such nominee's election. See "Corporate Governance Matters — Majority-Voting Standard for Director Elections" below.

What happens if a director nominee does not receive the required majority vote?

A nominee who is not already serving as a director and who fails to receive the required majority vote will not be elected and thus will not serve on the Board of Directors.

Each current director who is standing for reelection at the annual meeting has tendered an irrevocable resignation from the Board of Directors that will take effect if the nominee does not receive the required majority vote and the Board accepts the resignation. If the Board accepts the resignation, the nominee will no longer serve on the Board of Directors, and if the Board rejects the resignation, the nominee will continue to serve until his or her successor has been duly elected and qualified or until his or her earlier disqualification, death, resignation or removal. See "Corporate Governance Matters — Majority-Voting Standard for Director Elections" below.

What happens if a director nominee is unable to stand for election?

If a director nominee named in this proxy statement is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

How many votes are required to approve the amendment to FedEx's Certificate of Incorporation?

The approval of the amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws) requires the affirmative vote of at least a majority of the shares of FedEx common stock outstanding on the record date.

How many votes are required to ratify the appointment of FedEx's independent registered public accounting firm?

The ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

How many votes are required to approve the advisory vote on executive compensation?

Approval of the advisory proposal on executive compensation requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

As an advisory vote, this proposal is not binding on FedEx, the Board of Directors or the Compensation Committee. Because we highly value the opinions of our stockholders, however, the Board of Directors and the Compensation Committee will consider the results of this advisory vote when making future executive compensation decisions.

Changes to page 6:

How many votes are required to approve the amendment to FedEx's Certificate of Incorporation?

The approval of the amendment to FedEx's Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws) requires the affirmative vote of at least a majority of the ~~outstanding~~ shares of FedEx common stock ~~entitled to vote~~ outstanding on the record date.

What vote is needed to approve the frequency of future advisory votes on executive compensation?

Stockholders may vote to have the advisory vote on executive compensation held every year, every two years or every three years, or you may abstain from voting. The option of one year, two years or three years that receives the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote will be the frequency for the advisory vote on executive compensation selected by our stockholders. In the absence of a majority of votes cast in support of any one frequency, the option of one year, two years or three years that receives the greatest number of votes will be considered the frequency selected by our stockholders.

As an advisory vote, the vote on this proposal is non-binding, and the final decision with respect to the frequency of future advisory votes on executive compensation remains with the Board of Directors. Because we highly value the opinions of our stockholders, however, the Board of Directors and the Compensation Committee will take into account the outcome of this vote in considering the frequency of future advisory votes on executive compensation.

How many votes are required to approve each of the stockholder proposals?

If the stockholder proposal is properly presented at the meeting, approval of the proposal requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote. Approval of the stockholder proposal would merely serve as a recommendation to the Board to take the necessary steps to implement such proposal.

How will abstentions be treated?

Abstentions will have no effect on the election of directors (Proposal 1). For each of the other proposals, abstentions will be treated as shares present for quorum purposes and entitled to vote, so they will have the same practical effect as votes against the proposal.

How will broker non-votes be treated?

If your shares are held in street name, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your record holder by the deadline provided in the materials you receive from your record holder. If you hold your shares in street name and you do not instruct your record holder as to how to vote your shares, your record holder may only vote your shares in its discretion on the adoption of the amendment to FedEx's Certificate of Incorporation (Proposal 2) and the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Your shares will be treated as broker non-votes on all the other proposals, including the election of directors (Proposal 1).

Broker non-votes will be treated as shares present for quorum purposes, but not entitled to vote. Thus, absent voting instructions from you, the record holder of your shares may not vote your shares on the election of directors (Proposal 1), the advisory vote on executive compensation (Proposal 4), the advisory vote on the frequency of future advisory votes on executive compensation (Proposal 5) or the adoption of the three stockholder proposals (Proposals 6 through 8). A broker non-vote with respect to these proposals will not affect their outcome.

Will the meeting be Webcast?

Yes, you are invited to visit the events section of the Investor Relations page of our Web site (*http://ir.fedex.com/events.cfm*) at 10:00 a.m. Central time on September 26, 2011, to access the live Webcast of the meeting. An archived copy of the Webcast will be available on our Web site for at least one year. The information on FedEx's Web site, however, is not incorporated by reference in, and does not form part of, this proxy statement.

STOCK OWNERSHIP

Directors and Executive Officers

The following table sets forth the amount of FedEx's common stock beneficially owned by each director or nominee, each named executive officer included in the Summary Compensation Table, and all directors, nominees and executive officers as a group, as of August 1, 2011. Unless otherwise indicated, beneficial ownership is direct and the person shown has sole voting and investment power.

	Common Stock Beneficially Owned		
Name of Beneficial Owner	Number of Shares	Number of Option Shares[1]	Percent of Class[2]
Frederick W. Smith	19,714,015[3]	1,912,862	6.78%
James L. Barksdale	46,800	42,640	*
John A. Edwardson	15,000	50,640	*
J.R. Hyde, III	132,000[4]	50,640	*
Shirley Ann Jackson	7,000	29,640	*
Steven R. Loranger	7,800[5]	24,240	*
Gary W. Loveman	16,854	13,400	*
R. Brad Martin	40,000[6]	—	*
Joshua Cooper Ramo	—	—	*
Susan C. Schwab	2,774	15,440	*
Joshua I. Smith	7,435	35,640	*
David P. Steiner	—	11,040	*
Paul S. Walsh	8,500	50,640	*
David J. Bronczek	76,567[7]	289,126	*
Robert B. Carter	49,771[8]	209,941	*
T. Michael Glenn	212,060[9]	270,125	*
Alan B. Graf, Jr.	231,823[10]	281,375	*
All directors, nominees and executive officers as a group (20 persons)	20,727,786[11]	3,586,653	7.58%

* Less than 1% of FedEx's outstanding common stock.

(1) Reflects the number of shares that can be acquired at August 1, 2011, or within 60 days thereafter through the exercise of stock options. These shares are excluded from the column headed "Number of Shares," but included in the ownership percentages reported in the column headed "Percent of Class."

(2) Based on 317,203,577 shares outstanding on August 1, 2011.

(3) Includes 15,449,100 shares owned by Mr. Smith (4,950,000 of such shares have been pledged as security by Mr. Smith), 4,141,280 shares owned by Frederick Smith Enterprise Company, Inc. ("Enterprise"), a family holding company (399,000 of such shares have been pledged as security by Enterprise), 736 shares owned by Mr. Smith's spouse and 120,579 shares held in trust for the benefit of Mr. Smith's child. Regions Morgan Keegan Trust, FSB, Memphis, Tennessee, as trustee of a trust of which Mr. Smith is the lifetime beneficiary, holds 55% of Enterprise's outstanding stock and Mr. Smith owns 45% directly. Includes 2,320 shares held in FedEx's retirement savings plan. Mr. Smith's business address is 942 South Shady Grove Road, Memphis, Tennessee 38120.

(4) Includes 100,000 shares pledged as security by Mr. Hyde.

(5) Owned by a family trust.

(6) Includes 3,750 shares owned by R. Brad Martin Family Foundation.

(7) Includes 674 shares held in FedEx's retirement savings plan.

(8) Includes 2,390 shares owned by Mr. Carter's spouse.

(9) Includes 88,750 shares owned by Glenn Family Partners, L.P. Mr. Glenn disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 554 shares held in FedEx's retirement savings plan.

(10) Includes 7,400 shares owned by a family trust and 433 shares held in FedEx's retirement savings plan.

(11) Includes an aggregate 4,408 shares held in FedEx's retirement savings plan.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and certain officers of FedEx and persons who own more than ten percent of FedEx's common stock to file with the Securities and Exchange Commission initial reports of beneficial ownership (Form 3) and reports of subsequent changes in their beneficial ownership (Form 4 or Form 5) of FedEx's common stock. Such directors, officers and greater-than-ten-percent stockholders are required to furnish FedEx with copies of the Section 16(a) reports they file. The Securities and Exchange Commission has established specific due dates for these reports, and FedEx is required to disclose in this proxy statement any late filings or failures to file.

Based solely upon a review of the copies of the Section 16(a) reports (and any amendments thereto) furnished to FedEx and written representations from FedEx's directors and reporting officers that no additional reports were required, FedEx believes that its directors and reporting officers complied with all these filing requirements for the fiscal year ended May 31, 2011.

Significant Stockholders

The following table lists certain persons known by FedEx to own beneficially more than five percent of FedEx's outstanding shares of common stock as of March 31, 2011.

	Amount and Nature of Beneficial Ownership	Percent of Class
Dodge & Cox 555 California Street, 40th Floor San Francisco, California 94104	19,465,071[(1)]	6.17%
PRIMECAP Management Company 225 South Lake Avenue, Suite 400 Pasadena, California 91101	20,939,824[(2)]	6.63%

(1) Dodge & Cox, a registered investment advisor, had sole voting power over 18,481,061 shares and sole investment power over all 19,465,071 shares.

(2) PRIMECAP Management Company, a registered investment advisor, had sole voting power over 4,224,580 shares and sole investment power over all 20,939,824 shares.

CORPORATE GOVERNANCE MATTERS

Corporate Governance Documents

In furtherance of its longstanding goals of providing effective governance of FedEx's business and affairs for the long-term benefit of stockholders and promoting a culture and reputation of the highest ethics, integrity and reliability, the Board of Directors has adopted Corporate Governance Guidelines, charters for each of its Board committees and a Code of Business Conduct and Ethics for directors, officers and employees of FedEx. Each of these documents is available in the corporate governance section of the Investor Relations page of our Web site at *http://ir.fedex.com/governance.cfm*.

Board Leadership Structure

The leadership structure of our Board of Directors includes (i) a combined Chairman of the Board and Chief Executive Officer, (ii) independent, active and effective directors of equal importance and rights, who all have the same opportunities and responsibilities in providing vigorous oversight of the effectiveness of management policies, and (iii) a presiding director. The Board believes that FedEx has been and continues to be well served by having the company's founder, Frederick W. Smith, serve as both Chairman of the Board and Chief Executive Officer. The current Board leadership model, when combined with the composition of the Board, the strong leadership of our independent directors and Board committees and the highly effective corporate governance structures and processes already in place, strikes an appropriate balance between consistent leadership and independent oversight of FedEx's business and affairs.

The Board believes that FedEx's Corporate Governance Guidelines help ensure that strong and independent directors will continue to play the central oversight role necessary to maintain FedEx's commitment to the highest quality corporate governance. Pursuant to our governance principles and established practices:

- ***Executive Sessions.*** Non-management Board members meet at regularly scheduled executive sessions without management present in conjunction with each in-person Board meeting. The Chairwoman of the Nominating & Governance Committee, who is designated as the Board's presiding director, conducts these meetings and may also be designated to preside at any Board or stockholder meeting.
- ***Agenda Items/Information Requests.*** Each Board member is encouraged to suggest the inclusion of items on the agenda for Board meetings, raise subjects that are not on the agenda for that meeting or request information that has not otherwise been provided to the Board. Our practice is to honor each such request.
- ***Interaction With Management.*** Consistent with our philosophy of empowering each member of our Board of Directors, our presiding director does not act as a buffer between our Board members and management. Rather, each Board member has complete and open access to any member of management and to the chairman of each Board committee for the purpose of discussing any matter related to the work of such committee.
- ***Interaction With Shareholders.*** If any of our major shareholders asks to speak with any Board member on a matter related to FedEx, we will ask that director to make himself or herself available and will facilitate such interaction.
- ***Special Board Meetings.*** Special meetings of the Board can be called by the Chairman of the Board or at the request of two or more directors.
- ***Retention of Independent Advisors.*** The Board and each Board committee have the authority to retain independent legal, financial and other advisors as they deem appropriate.
- ***Annual Review.*** Our directors evaluate the Board's processes on an annual basis to ensure, among other things, that its leadership structure remains effective, that Board and Committee meetings are conducted in a manner that promotes candid and constructive dialog and that sufficient time has been allocated for such meetings.

Board Risk Oversight

The Board of Directors' role in risk oversight at FedEx is consistent with the company's leadership structure, with management having day-to-day responsibility for assessing and managing the company's risk exposure and the Board and its committees providing oversight in connection with those efforts, with particular focus on ensuring that FedEx's risk management practices are adequate and regularly reviewing the most significant risks facing the company. The Board performs its risk oversight role by using several different levels of review. Each Board meeting begins with a strategic overview by the Chairman of the Board, President and Chief Executive Officer that describes the most significant issues, including risks, affecting the company, and also includes business updates from each reporting segment CEO. In addition, at least annually, the Board reviews in detail the business and operations of each of the company's reporting segments, including the primary risks associated with that segment.

The Board reviews the risks associated with the company's financial forecasts and annual business plan. These risks are identified and managed in connection with the company's robust enterprise risk management ("ERM") process. Our ERM process provides the enterprise with a common framework and terminology to ensure consistency in identification, reporting and management of key risks. The ERM process is embedded in our strategic financial planning process, which ensures explicit consideration of risks that affect the underlying assumptions of the strategic plans and provides a platform to facilitate integration of risk information in business decision-making.

The Board has delegated to each of its committees responsibility for the oversight of specific risks that fall within the committee's areas of responsibility. For example:

- The Audit Committee reviews and discusses with management the company's major financial risk exposures and the steps management has taken to monitor and control such exposures.
- The Compensation Committee reviews and discusses with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create or decrease risks for the company.
- The Information Technology Oversight Committee reviews and discusses with management the quality and effectiveness of the company's information technology systems and processes, including the extent to which those systems and processes create or decrease information security and other risks for the company.
- The Nominating & Governance Committee reviews and discusses with management the implementation and effectiveness of the company's compliance and ethics programs, including the Code of Business Conduct and Ethics.

In addition, the Audit Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process. The ERM process culminates in an annual presentation to the Audit Committee on the key enterprise risks facing FedEx.

Executive Management Succession Planning

The Board of Directors has in place an effective planning process to select successors to the Chairman of the Board, President and Chief Executive Officer and other members of executive management. The Nominating & Governance Committee, in consultation with the Chairman of the Board, President and Chief Executive Officer, annually reports to the Board on executive management succession planning. The entire Board works with the Nominating & Governance Committee and the Chairman of the Board, President and Chief Executive Officer to evaluate potential successors to the CEO and other members of executive management. Through this process, the Board receives information that includes qualitative evaluations of potential successors to the CEO and other executives. The Chairman of the Board, President and Chief Executive Officer periodically provides to the Board his recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals. Additionally, the Board periodically reviews and revises as necessary the company's emergency management succession plan, which details the actions to be taken by specific individuals in the event a member of executive management suddenly dies or becomes incapacitated.

Director Independence

The Board of Directors has determined that each member of the Audit, Compensation and Nominating & Governance Committees and, with the exception of Frederick W. Smith and J.R. Hyde, III, each of the Board's current members (James L. Barksdale, John A. Edwardson, Shirley Ann Jackson, Steven R. Loranger, Gary W. Loveman, Susan C. Schwab, Joshua I. Smith, David P. Steiner and Paul S. Walsh), as well as the new director nominees, R. Brad Martin and Joshua Cooper Ramo, are independent and meet the applicable independence requirements of the New York Stock Exchange (including the additional requirements for Audit Committee members) and the Board's more stringent standards for determining director independence. Mr. Smith is FedEx's Chairman of the Board, President and Chief Executive Officer. When considering the totality of the multiple relationships between FedEx and entities affiliated with Mr. Hyde, the Board concluded that Mr. Hyde is no longer independent. Judith L. Estrin retired as a director immediately before the 2010 annual meeting, and the Board of Directors had previously determined that she was independent.

Under the Board's standards of director independence, which are included in FedEx's Corporate Governance Guidelines, a director will be considered independent only if the Board affirmatively determines that the director has no direct or indirect material relationship with FedEx, other than as a director. The standards set forth certain categories or types of transactions, relationships or arrangements with FedEx, as follows, each of which (i) is deemed not to be a material relationship with FedEx, and thus (ii) will not, by itself, prevent a director from being considered independent:

- ***Prior Employment of Director.*** The director was employed by FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner or auditing relationship ended.
- ***Prior Employment of Immediate Family Member.*** An immediate family member was an officer of FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner or auditing relationship ended.
- ***Current Employment of Immediate Family Member.*** An immediate family member is employed by FedEx in a non-officer position, or by FedEx's independent auditor not as a partner and not personally working on FedEx's audit.
- ***Interlocking Directorships.*** An executive officer of FedEx served on the board of directors of a company that employed the director or employed an immediate family member as an executive officer, and over five years have passed since either such relationship ended.
- ***Business Relationships.*** The director or an immediate family member is a partner, greater than 10% shareholder, director or officer of a company that makes or has made payments to, or receives or has received payments (other than contributions, if the company is a tax-exempt organization) from, FedEx for property or services, and the amount of such payments has not within any of such other company's three most recently completed fiscal years exceeded one percent (or $1 million, whichever is greater) of such other company's consolidated gross revenues for such year.
- ***Indebtedness.*** The director or an immediate family member is a partner, greater than 10% shareholder, director or officer of a company that is indebted to FedEx or to which FedEx is indebted, and the aggregate amount of such debt is less than one percent (or $1 million, whichever is greater) of the total consolidated assets of the indebted company.
- ***Charitable Contributions.*** The director is a trustee, fiduciary, director or officer of a tax-exempt organization to which FedEx contributes, and the contributions to such organization by FedEx have not within any of such organization's three most recently completed fiscal years exceeded one percent (or $250,000, whichever is greater) of such organization's consolidated gross revenues for such year.

The Board broadly considered all relevant facts and circumstances, including the following immaterial transactions, relationships and arrangements:

- Mr. Barksdale served as an officer of FedEx, but he left the company well over five years ago (his employment at FedEx ended in 1992).

- FedEx has made charitable contributions to tax-exempt organizations for which each of the following directors or their spouses serve as a trustee or director: Messrs. Barksdale, Hyde and Loranger. With the exception of the commitments or contributions to Memphis Tomorrow, the National Civil Rights Museum and the Shelby Farms Park Conservancy discussed below (see "— Related Person Transactions"), the contributions by FedEx to each such organization have not within any of the other organization's three most recently completed fiscal years exceeded one percent (or $250,000, whichever is greater) of the other organization's consolidated gross revenues for such year. In addition, Mr. Hyde (or his wife) and Mr. Martin and certain FedEx executive officers are affiliated with several of the same Memphis-based non-profit organizations.

- In the ordinary course of business, FedEx makes purchases from entities for which each of the following directors serves as an officer: Messrs. Edwardson, Loranger and Steiner. The amount of the payments made by FedEx to each such entity has not within any of the other entity's three most recently completed fiscal years exceeded one percent (or $1 million, whichever is greater) of the other entity's consolidated gross revenues for such year.

- Frederick W. Smith has made passive investments (holding less-than-5% equity interests) in privately held entities with which each of the following directors is affiliated: Mr. Barksdale and Mr. Hyde.

- Mr. Hyde and his wife together own a minority interest in the NBA Memphis Grizzlies professional basketball team, with which FedEx has a business relationship. The Hydes' ownership interest in the team has declined significantly over the past few years — from approximately 13% to less than 1% now.

- Mr. Martin serves as a director of First Horizon National Corporation with Robert B. Carter, FedEx's Executive Vice President, FedEx Information Services and Chief Information Officer.

- Mr. Martin is a member of the board of directors of Pilot Travel Centers LLC. Frederick W. Smith serves as an advisory director of that company.

- In the ordinary course of business, FedEx makes purchases of aircraft and related services and equipment from The Boeing Company, for which Ambassador Schwab serves as a director. The payments made by FedEx to Boeing in its most recently completed fiscal year represented less than two percent of Boeing's consolidated gross revenues for such year. The Board determined that Ambassador Schwab is still an independent director under the Board's independence standards as she does not have a direct or indirect material relationship with either FedEx or Boeing, other than as a director, and does not derive any financial benefit from these ordinary course transactions.

Audit Committee Financial Expert

The Board of Directors has determined that at least one member of the Audit Committee, John A. Edwardson, is an audit committee financial expert as such term is defined in Item 407(d)(5) of Regulation S-K, promulgated by the Securities and Exchange Commission.

Director Mandatory Retirement

A director must retire immediately before the annual meeting of FedEx's stockholders during the calendar year in which he or she attains age 72.

Stock Ownership Goal for Directors and Senior Officers

In order to encourage significant stock ownership by our directors and senior officers, and to further align their interests with the interests of FedEx's stockholders, the Board of Directors has established a goal that (i) within three years after joining the Board, each non-management director own FedEx shares valued at three times his or her annual retainer fee, and (ii) within four years after being appointed to his or her position, each member of senior management own FedEx shares valued at the following multiple of his or her annual base salary:

- 5x for the Chairman of the Board, President and Chief Executive Officer;
- 3x for the other FedEx executive officers;
- 2x for executive vice presidents of FedEx's core operating companies; and
- 1x for certain other senior officers.

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. The Board also recommends that each director and senior officer retain shares acquired upon stock option exercises until his or her goal is met. The stock ownership goal is included in FedEx's Corporate Governance Guidelines. As of August 1, 2011, each director (other than Mr. Steiner, who joined the Board in 2009) and executive officer owned sufficient shares to comply with this goal.

Policy on Poison Pills

The Board of Directors has adopted a policy requiring stockholder approval for any future "poison pill" prior to or within twelve months after adoption of the poison pill. (A poison pill is a device used to deter a hostile takeover. Note that FedEx does not currently have, nor have we ever had, a poison pill.) The policy on poison pills is included in FedEx's Bylaws and Corporate Governance Guidelines.

Executive Sessions of Non-Management Directors

Non-management Board members meet without management present at regularly scheduled executive sessions in conjunction with each in-person meeting of the Board of Directors. At least once a year, such meetings include only the independent members of the Board. The Chairwoman of the Nominating & Governance Committee presides over meetings of the non-employee and independent directors.

Communications with Directors

Stockholders and other interested parties may communicate directly with any member or committee of the Board of Directors by writing to: FedEx Corporation Board of Directors, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. Please specify to whom your letter should be directed. The Corporate Secretary of FedEx will review all such correspondence and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in her opinion, deals with the functions of the Board or its committees or that she otherwise determines requires the attention of any member, group or committee of the Board of Directors. Board members may at any time review a log of all correspondence received by FedEx that is addressed to Board members and request copies of any such correspondence.

Nomination of Director Candidates

The Nominating & Governance Committee will consider director nominees proposed by stockholders. To recommend a prospective director candidate for the Nominating & Governance Committee's consideration, stockholders may submit the candidate's name, qualifications, including whether the candidate satisfies the requirements set forth in "Proposal 1 — Election of Directors — Experience, Qualifications, Attributes and Skills," and other relevant biographical information in writing to: FedEx Corporation Nominating & Governance

Change to page 14:

Executive Sessions of Non-Management Directors

Non-management Board members meet without management present at regularly scheduled executive sessions in conjunction with each in-person meeting of the Board of Directors. At least once a year, such meetings include only the independent members of the Board. The ~~Chairman~~ Chairwoman of the Nominating & Governance Committee presides over meetings of the non-employee and independent directors.

Committee, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. FedEx's Bylaws require stockholders to give advance notice of stockholder proposals, including nominations of director candidates. For more information, please see "Additional Information — Stockholder Proposals for 2012 Annual Meeting."

The Board is responsible for recommending director candidates for election by the stockholders and for electing directors to fill vacancies or newly created directorships. The Board has delegated the screening and evaluation process for director candidates to the Nominating & Governance Committee, which identifies, evaluates and recruits highly qualified director candidates and recommends them to the Board. The Nominating & Governance Committee considers potential candidates for director, who may come to the attention of the Nominating & Governance Committee through current directors, management, professional search firms, stockholders or other persons. The Nominating & Governance Committee has engaged a third-party executive search firm to assist in identifying potential board candidates. The Nominating & Governance Committee considers and evaluates a director candidate recommended by a stockholder in the same manner as a nominee recommended by a Board member, management, search firm or other sources.

If the Nominating & Governance Committee determines that an additional or replacement director is necessary or advisable, the Nominating & Governance Committee may take such measures that it considers appropriate in connection with its evaluation of a potential director candidate, including interviewing the candidate, engaging an outside firm to gather additional information and making inquiries of persons with knowledge of the candidate's qualifications and character. In its evaluation of potential director candidates, including the members of the Board of Directors eligible for reelection, the Nominating & Governance Committee considers the current size, composition and needs of the Board of Directors and each of its committees.

Majority-Voting Standard for Director Elections

FedEx's Bylaws require that we use a majority-voting standard in uncontested director elections and contain a resignation requirement for directors who fail to receive the required majority vote. The Bylaws also prohibit the Board from changing back to a plurality-voting standard without the approval of our stockholders. Under the majority-voting standard, a director nominee must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. In accordance with the majority-voting standard and resignation requirement, each director who is standing for reelection at the annual meeting has tendered an irrevocable resignation from the Board of Directors that will take effect if (i) the director does not receive more votes cast "for" than "against" his or her election at the annual meeting, and (ii) the Board accepts the resignation. FedEx's Bylaws require the Board of Directors, within 90 days after certification of the election results, to accept the director's resignation unless there is a compelling reason not to do so and to promptly disclose its decision (including, if applicable, the reasons for rejecting the resignation) in a filing with the Securities and Exchange Commission.

Policy on Review and Preapproval of Related Person Transactions

The Board of Directors has adopted a Policy on Review and Preapproval of Related Person Transactions, which is included in FedEx's Corporate Governance Guidelines. The policy requires that all proposed related person transactions (as defined in the policy) and all proposed material changes to existing related person transactions be reviewed and preapproved by the Nominating & Governance Committee. To the extent the related person (as defined in the policy) is a director or immediate family member of a director, the transaction or change must also be reviewed and preapproved by the full Board. The policy provides that a related person transaction or a material change to an existing related person transaction may not be preapproved if it would:

- interfere with the objectivity and independence of any related person's judgment or conduct in carrying out his or her duties and responsibilities to FedEx;
- not be fair as to FedEx; or
- otherwise be opposed to the best interests of FedEx and its stockholders.

The policy requires the Nominating & Governance Committee to annually (i) review each existing related person transaction that has a remaining term of at least one year or remaining payments of at least $120,000, and (ii) determine, based upon all material facts and circumstances and taking into consideration our contractual obligations, whether it is in the best interests of FedEx and our stockholders to continue, modify or terminate the transaction or relationship.

Related Person Transactions

In accordance with the policy described above, the Nominating & Governance Committee has reviewed the following related person transactions and determined that they remain in the best interests of FedEx and our stockholders:

- In November 1999, FedEx entered into a multi-year, $205 million naming rights agreement with the NFL Washington Redskins professional football team. Under this agreement, FedEx has certain marketing rights, including the right to name the Redskins' stadium "FedExField." In August 2003, Frederick W. Smith acquired an approximate 10% ownership interest in the Washington Redskins and joined its Leadership Council, or board of directors.

- FedEx's policy on personal use of corporate aircraft requires officers to pay FedEx two times the cost of fuel, plus applicable passenger ticket taxes and fees, for personal trips. Pursuant to this requirement, Mr. F.W. Smith paid FedEx approximately $246,000 during fiscal 2011 in connection with certain personal use of corporate aircraft.

- Mr. Hyde and David J. Bronczek, President and Chief Executive Officer of FedEx Express, serve together on the board of Memphis Tomorrow, a non-profit organization. In fiscal 2011, FedEx contributed $1 million (the fourth installment of a five-year commitment for $5 million) to Memphis Tomorrow, which represents approximately 25% of the organization's annual revenues. The mission of Memphis Tomorrow is to bring top business leaders together with Memphis government and civic leaders to foster economic prosperity for the local community.

- Mr. Hyde also serves on the board of the National Civil Rights Museum, a non-profit organization. In fiscal 2011, FedEx contributed $530,000 to the National Civil Rights Museum, which represents approximately 8% of the organization's annual revenues. The mission of the National Civil Rights Museum is to chronicle key episodes of the American civil rights movement to inspire participation in civil and human rights efforts globally, through its collections, exhibitions and educational programs.

- Mr. Hyde's wife serves as the chairman of the board of the Shelby Farms Park Conservancy, a non-profit organization. In fiscal 2011, FedEx made a challenge commitment to donate $5 million to this organization (in annual installments of $500,000) once the organization meets certain fundraising goals. FedEx's $500,000 per year contribution is expected to exceed 1% of the organization's annual revenues. The mission of the Shelby Farms Park Conservancy is to oversee the management, operation and promotion of Shelby Farms Park in Memphis, Tennessee.

- Mr. F.W. Smith's son is employed by FedEx Express as a managing director of life sciences and specialty services; David F. Rebholz is the President and Chief Executive Officer of FedEx Ground — his brother is employed by FedEx Services as a sales account executive in Missouri; and William J. Logue is the President and Chief Executive Officer of FedEx Freight — his brother is employed by FedEx Services as a sales manager in Massachusetts. The total annual compensation of each of Mr. Smith's son, Mr. Rebholz's brother and Mr. Logue's brother for fiscal 2011 (including any annual incentive compensation, all sales commissions and the Black-Scholes value of any stock option award) did not exceed $160,000.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Meetings

During fiscal 2011, the Board of Directors held six regular meetings and two special meetings. Each director attended at least 75% of the meetings of the Board and any committees on which he or she served.

Committees

The Board of Directors has a standing Audit Committee, Compensation Committee, Information Technology Oversight Committee and Nominating & Governance Committee. Each committee's written charter, as adopted by the Board of Directors, is available on the FedEx Web site at *http://ir.fedex.com/com_charters.cfm*. Committee memberships are as follows:

Audit Committee

John A. Edwardson (Chairman)
Gary W. Loveman
Joshua I. Smith
David P. Steiner

Information Technology Oversight Committee

James L. Barksdale (Chairman)
J.R. Hyde, III
Gary W. Loveman

Compensation Committee

Steven R. Loranger (Chairman)
Shirley Ann Jackson
Susan C. Schwab
Paul S. Walsh

Nominating & Governance Committee

Shirley Ann Jackson (Chairwoman)
James L. Barksdale
Steven R. Loranger

The Board of Directors has approved reconstituting the committees so that, immediately following the annual meeting, if all of the director nominees are elected, committee memberships will be as follows:

Audit Committee

John A. Edwardson (Chairman)
Gary W. Loveman
Joshua I. Smith
David P. Steiner

Information Technology Oversight Committee

James L. Barksdale (Chairman)
Gary W. Loveman
Joshua Cooper Ramo

Compensation Committee

Steven R. Loranger (Chairman)
Shirley Ann Jackson
Susan C. Schwab
Paul S. Walsh

Nominating & Governance Committee

Shirley Ann Jackson (Chairwoman)
James L. Barksdale
Steven R. Loranger
R. Brad Martin

The Audit Committee, which held ten meetings during fiscal 2011, performs the following functions:

- oversees the independent registered public accounting firm's qualifications, independence and performance;
- assists the Board of Directors in its oversight of (i) the integrity of FedEx's financial statements; (ii) the effectiveness of FedEx's disclosure controls and procedures and internal control over financial reporting; (iii) the performance of the internal auditors; and (iv) FedEx's compliance with legal and regulatory requirements; and
- preapproves all audit and allowable non-audit services to be provided by FedEx's independent registered public accounting firm.

The Compensation Committee, which held six meetings during fiscal 2011, performs the following functions:

- evaluates, together with the independent members of the Board, the performance of FedEx's Chairman of the Board, President and Chief Executive Officer and recommends his compensation for approval by the independent directors;
- discharges the Board's responsibilities relating to the compensation of executive management;
- reviews and discusses with management the Compensation Discussion and Analysis and produces a report recommending whether the Compensation Discussion and Analysis should be included in the proxy statement; and
- oversees the administration of FedEx's equity compensation plans and reviews the costs and structure of key employee benefit and fringe-benefit plans and programs.

The Information Technology Oversight Committee, which held six meetings during fiscal 2011, performs the following functions:

- appraises major information technology ("IT") related projects and technology architecture decisions;
- ensures that FedEx's IT programs effectively support FedEx's business objectives and strategies;
- monitors and assesses FedEx's management of IT-related compliance risks, including IT-related internal audits; and
- advises FedEx's senior IT management team and the Board of Directors on IT-related matters.

The Nominating & Governance Committee, which held six meetings during fiscal 2011, performs the following functions:

- identifies individuals qualified to become Board members;
- recommends to the Board director nominees to be proposed for election at the annual meeting of stockholders;
- recommends to the Board directors for appointment to Board committees; and
- assists the Board in developing and implementing effective corporate governance, compliance and ethics programs.

In addition, as discussed previously, each Board committee has responsibility for the oversight of specific risks that fall within the committee's areas of responsibility, and the Audit Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process.

Attendance at Annual Meeting of Stockholders

FedEx expects all Board members to attend annual meetings of stockholders. Each member of the Board of Directors attended the 2010 annual meeting of stockholders.

PROPOSAL 1 — ELECTION OF DIRECTORS

All of FedEx's directors are elected at each annual meeting of stockholders and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. The Board of Directors currently consists of eleven members. J.R. Hyde, III is retiring as a director immediately before this annual meeting and is not standing for reelection. The Board proposes that each of the other current directors be reelected to the Board. In addition, the Board of Directors has nominated R. Brad Martin and Joshua Cooper Ramo for election as directors. The third-party executive search firm engaged by the Nominating & Governance Committee provided assistance in identifying Messrs. Martin and Ramo as potential Board candidates. Frederick W. Smith, FedEx's Chairman of the Board, President and Chief Executive Officer, and the members of the Nominating & Governance Committee recommended Messrs. Martin and Ramo as nominees for election at the annual meeting.

Effective upon the retirement of Mr. Hyde and the election of Messrs. Martin and Ramo, the size of the Board will be increased to twelve members. Each of the nominees elected at this annual meeting will hold office until the annual meeting of stockholders to be held in 2012 and until his or her successor is duly elected and qualified.

Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

Under FedEx's majority-voting standard, each of the twelve director nominees must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. For more information, please see "Corporate Governance Matters — Majority-Voting Standard for Director Elections."

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE TWELVE NOMINEES.

Set forth below, with respect to each nominee, is the following information:

- His or her name;
- His or her age;
- The year in which he or she first became a director of FedEx (or its predecessor, FedEx Express), if applicable;
- His or her principal occupation and employment — both currently and during at least the past five years;
- Directorships held in other public companies — both currently and during at least the past five years; and
- A brief discussion of the specific experience, qualifications, attributes and skills that the Board of Directors considered in nominating him or her for reelection.

Nominees for Election to the Board

Frederick W. Smith, 67, was first elected as a director in 1971. He is the company's founder and has been Chairman, President and Chief Executive Officer of FedEx since January 1998 and Chairman of FedEx Express since 1975. He was Chairman, President and Chief Executive Officer of FedEx Express from 1983 to January 1998, Chief Executive Officer of FedEx Express from 1977 to January 1998, and President of FedEx Express from 1971 to 1975.

James L. Barksdale, 68, was first elected as a director in 1999. He is Chairman and President of Barksdale Management Corporation, an investment management company, and Managing Partner of The Barksdale Group, a venture capital firm, positions he has held since April 1999. He was President and Chief Executive Officer of Netscape Communications Corporation, a provider of software, services and Web site resources to Internet users, from January 1995 to March 1999. He held various senior management positions at FedEx Express from 1979 to 1992, including Executive Vice President and Chief Operating Officer, and was a director of FedEx Express from 1983 to 1991. He is a director of Time Warner Inc. He was previously a director of Sun Microsystems, Inc.

John A. Edwardson, 62, was first elected as a director in 2003. He is Chairman and Chief Executive Officer of CDW LLC, a provider of technology products and services, a position he has held since January 2001. He was Chairman and Chief Executive Officer of Burns International Services Corporation, a provider of security services, from 1999 to 2000. He was President and Chief Operating Officer of UAL Corporation (the parent company of United Air Lines, Inc.), an airline, from 1995 to 1998. He is a director of CDW LLC, which was a public company until October 2007.

Shirley Ann Jackson, 65, was first elected as a director in 1999. She is President of Rensselaer Polytechnic Institute (RPI), a technological research university, a position she has held since July 1999. She was Chairman of the United States Nuclear Regulatory Commission (NRC) from July 1995 through June 1999 and served as a Commissioner of the NRC from May 1995 through June 1999. She has been a member of the President's Council of Advisors on Science & Technology (PCAST) since 2009 and is a trustee of M.I.T. (member of the M.I.T. Corporation). She is a member of the International Security Advisory Board to the United States Secretary of State (since July 2011). She is a director of International Business Machines Corporation, Marathon Oil Corporation, Medtronic, Inc. and Public Service Enterprise Group Incorporated. She was previously a director of NYSE Euronext and United States Steel Corporation.

Steven R. Loranger, 59, was first elected as a director in 2006. He is Chairman, President and Chief Executive Officer of ITT Corporation, a diversified high-technology engineering and manufacturing company; he has held the position of President and Chief Executive Officer since June 2004 and Chairman since December 2004. He was Executive Vice President and Chief Operating Officer of Textron, Inc., a global aircraft, industrial and finance company, from 2002 to 2004. He held various executive positions at Honeywell International Inc. and its predecessor, AlliedSignal, Inc., a technology and manufacturing company, from 1981 to 2002, including President and Chief Executive Officer of its Engines, Systems and Services businesses. He is a director of ITT Corporation.

Gary W. Loveman, 51, was first elected as a director in 2007. He is Chairman of the Board, Chief Executive Officer and President of Caesars Entertainment Corporation (formerly Harrah's Entertainment, Inc.), a provider of branded gaming entertainment; he has held the position of President since April 2001, Chief Executive Officer since January 2003, and Chairman of the Board since January 2005. He held various other executive positions at Caesars Entertainment Corporation from May 1998 to April 2001. He was Associate Professor of Business Administration at the Harvard University Graduate School of Business Administration from 1994 to 1998. He is a director of Caesars Entertainment Corporation and Coach, Inc.

R. Brad Martin, 59, is a director nominee for the first time this year. He is the Chairman of RBM Venture Company, a family investment company, a position he has held since 2007. He was the Chairman and Chief Executive Officer of Saks Incorporated from 1989 to January 2006 and remained Chairman until May 2007, when he retired. He is a director of First Horizon National Corporation, lululemon athletica inc. and Dillard's, Inc. He was previously a director of Caesars Entertainment Corporation (formerly Harrah's Entertainment, Inc.), Gaylord Entertainment Company and Ruby Tuesday, Inc.

Joshua Cooper Ramo, 42, is a director nominee for the first time this year. He has served as Managing Director of Kissinger Associates, Inc., a strategic advisory firm, since 2006. Prior to joining Kissinger Associates, he was Managing Partner of JL Thornton & Co., LLC, a consulting firm. Before that he worked as a journalist, and served as Senior Editor, Foreign Editor and then Assistant Managing Editor of TIME Magazine from 1995 to 2003. He is a director of Starbucks Corporation.

Susan C. Schwab, 56, was first elected as a director in 2009. She is a Professor at the University of Maryland School of Public Policy, a position she has held since January 2009. She has also served as a strategic advisor to Mayer Brown LLP, a law firm, since March 2010. She served as United States Trade Representative from June 2006 to January 2009 and as Deputy United States Trade Representative from October 2005 to June 2006. She was Vice Chancellor of the University System of Maryland and President and Chief Executive Officer of the University System of Maryland Foundation from January 2004 to October 2005. She was Dean of the University of Maryland School of Public Policy from August 1995 to August 2003. She was Director of Corporate Business Development of Motorola, Inc., an electronics manufacturer, from July 1993 to August 1995. She was Assistant Secretary of Commerce for the United States and Foreign Commercial Service from March 1989 to May 1993. She is a director of Caterpillar Inc. and The Boeing Company. She was previously a director of The Adams Express Company, Calpine Corporation and Petroleum & Resources Corporation (prior to her service as Deputy United States Trade Representative).

Joshua I. Smith, 70, was first elected as a director in 1989. He is Chairman and Managing Partner of Coaching Group, LLC, a management consulting firm, a position he has held since June 1998. He was Vice Chairman and President of iGate, Inc., a broadband networking company, from June 2000 to June 2001. He is a director of The Allstate Corporation, Caterpillar Inc. and Comprehensive Care Corporation. He was previously a director of CardioComm Solutions, Inc.

David P. Steiner, 51, was first elected as a director in 2009. He is Chief Executive Officer of Waste Management, Inc., a provider of integrated waste management services, a position he has held since March 2004. He was Executive Vice President and Chief Financial Officer of Waste Management, Inc. from April 2003 to March 2004, Senior Vice President, General Counsel and Corporate Secretary of Waste Management, Inc. from July 2001 to April 2003, and Vice President and Deputy General Counsel of Waste Management, Inc. from November 2000 to July 2001. He was a partner at Phelps Dunbar L.L.P., a law firm, from 1990 to November 2000. He is a director of TE Connectivity Ltd. (formerly Tyco Electronics Ltd.) and Waste Management, Inc.

Paul S. Walsh, 56, was first elected as a director in 1996. He is Chief Executive Officer of Diageo plc, a beverage company, a position he has held since September 2000. He was Group Chief Operating Officer of Diageo plc from January 2000 to September 2000. He was Chairman, President and Chief Executive Officer of The Pillsbury Company, a wholly owned subsidiary of Diageo plc, from April 1996 to January 2000, and Chief Executive Officer of The Pillsbury Company from January 1992 to April 1996. He is a director of Diageo plc and Unilever PLC. He was previously a director of Centrica plc.

Experience, Qualifications, Attributes and Skills

Each director nominee possesses the following experience, qualifications, attributes and skills, in addition to those reflected above, as these are required of all candidates nominated for election or reelection to the Board of Directors:

- The highest level of personal and professional ethics, integrity and values;
- An inquiring and independent mind;
- Practical wisdom and mature judgment;
- Broad training and experience at the policy-making level in business, finance and accounting, government, education or technology;
- Expertise that is useful to FedEx and complementary to the background and experience of other Board members, so that an optimal balance of Board members can be achieved and maintained;
- Willingness to devote the required time to carrying out the duties and responsibilities of Board membership;
- Commitment to serve on the Board for several years to develop knowledge about FedEx's business;

Change to page 21:

Susan C. Schwab, 56, was first elected as a director in 2009. She is a Professor at the University of Maryland School of Public Policy, a position she has held since January 2009. She has also served as a strategic advisor to Mayer Brown LLP, a law firm, since March 2010. She served as United States Trade Representative from June 2006 to January 2009 and as Deputy United States Trade Representative from October 2005 to June 2006. She was Vice Chancellor of the University System of Maryland and President and Chief Executive Officer of the University System of Maryland Foundation from January 2004 to October 2005. She was Dean of the University of Maryland School of Public Policy from August 1995 to August 2003. She was Director of Corporate Business Development of Motorola, Inc., an electronics manufacturer, from July 1993 to August 1995. She was Assistant Secretary of Commerce for the United States and Foreign Commercial ~~Services~~ Service from March 1989 to May 1993. She is a director of Caterpillar Inc. and The Boeing Company. She was previously a director of The Adams Express Company, Calpine Corporation and Petroleum & Resources Corporation (prior to her service as Deputy United States Trade Representative).

- Willingness to represent the best interests of all stockholders and objectively appraise management performance; and
- Involvement only in activities or interests that do not conflict with the director's responsibilities to FedEx and its stockholders.

In addition, the Board believes that it is desirable that the following experience, qualifications, attributes and skills be possessed by one or more of FedEx's Board members because of their particular relevance to the company's business and structure, and these were all considered by the Board in connection with this year's director nomination process:

Transportation Industry Experience: With the exception of the two new nominees, each nominee possesses transportation industry experience by virtue of his or her service on the FedEx Board of Directors. We regard this tenure as a positive attribute, as it greatly increases the director's understanding of the company's operations and its management. Each of the below nominees has extensive additional transportation industry experience and knowledge.

- Mr. F.W. Smith, as the founder of our company, is the pioneer of the express transportation industry, and his record of innovation, achievement and leadership speaks for itself. Under his leadership, FedEx has become one of the most trusted and respected brands in the world and has experienced strong long-term financial growth and stockholder return.
- Mr. Barksdale held various senior management positions, including Executive Vice President and Chief Operating Officer, at our company during its early years (from 1979 to 1992).
- Mr. Edwardson was President and COO of a major airline (United) during the late 1990s.
- Mr. Loranger is CEO of a leading provider of products and services to the defense and aerospace industries (ITT). He was EVP and COO of a global aircraft manufacturing company (Textron, which includes Bell Helicopter and Cessna Aircraft) during the early 2000s. Previously, he was president and CEO of a high-technology aerospace business (a division of AlliedSignal) and was president of a heavy trucking company (Bendix Truck Brake Systems Group) in the 1990s.
- Mr. Steiner is CEO of a company (Waste Management) that transports waste materials.

International Experience: We continue to position our company to facilitate and capitalize on increasing globalization and the resulting unprecedented expansion of customer access to goods, services and information. This highlights the importance of having directors, such as each of the below nominees, who have specific experience with international trade and international markets.

- Mr. F.W. Smith leads our company, which serves more than 220 countries and territories. He serves on the board of the Council on Foreign Relations, and he has served as chairman of the U.S. – China Business Council and is the current chairman of the French – American Business Council.
- Dr. Jackson is the former Chairman and Commissioner of the United States Nuclear Regulatory Commission, during which time she helped to form and was the chair of the International Nuclear Regulators Association. She is closely involved with the World Economic Forum and is a member of the Council on Foreign Relations. She is a member of the International Security Advisory Board to the United States Secretary of State.
- Mr. Loranger is the CEO of a large multinational corporation (ITT).
- Mr. Ramo has been a member of the Council on Foreign Relations, Asia 21 Leaders Program, World Economic Forum's Young Global Leaders and Global Leaders of Tomorrow. He co-founded the U.S. – China Young Leaders Forum in conjunction with the National Committee on U.S. – China Relations. He has also been called "one of China's leading foreign-born scholars" by the World Economic Forum.
- Ambassador Schwab is the former United States Trade Representative, as a result of which she has extensive experience leading large international trade negotiations. Additionally, she served as

Changes to page 22:

- Mr. F.W. Smith, as the founder of our company, is the pioneer of the express transportation industry, and his record of innovation, achievement and leadership speaks for itself. Under his leadership, FedEx has become one of the most trusted and respected brands in the world and has experienced strong long-term financial growth and stockholder return.

- Mr. Loranger is CEO of a leading provider of products and services to the defense and aerospace industries (ITT). He was EVP and COO of a global aircraft manufacturing company (Textron, which includes Bell Helicopter and Cessna Aircraft) during the early 2000s. Previously, he was president and CEO of a high-technology aerospace business (a division of AlliedSignal~~, Inc.~~) and was president of a heavy trucking company (Bendix Truck Brake Systems Group) in the 1990s.

- Mr. F.W. Smith leads our company, which serves more than 220 countries and territories. He serves on the board of the Council on Foreign Relations, and he has served as chairman of the U.S.-China Business Council and is the current chairman of the French-American Business Council.

- Mr. Ramo has been a member of the Council on Foreign Relations, Asia 21 Leaders Program, World Economic Forum's Young Global Leaders and Global Leaders of Tomorrow. He co-founded the U.S. – China Young Leaders Forum in conjunction with the National Committee on ~~United States~~ U.S. – China Relations. He has also been called "one of China's leading foreign-born scholars" by the World Economic Forum.

Director-General of the U.S. and Foreign Commercial Service (Assistant Secretary of Commerce), the export promotion arm of the U.S. government, from 1989 to 1993.

- Mr. Walsh is the CEO of a U.K.-based, large multinational corporation (Diageo).

Financial Expertise: We believe that an understanding of finance and financial reporting and internal auditing processes is beneficial for our directors, given our use of financial targets as measures of our success and the importance of accurate financial reporting and robust internal auditing. Each nominee has a considerable degree of financial literacy, and each of the below nominees has an extensive background in finance.

- Mr. Edwardson, who has an MBA from the University of Chicago, was the CFO of two separate public companies during the 1980s and 1990s: Northwest Airlines Corporation, a major airline, and Ameritech Corporation, a provider of telecommunication products and services.
- Dr. Jackson has numerous years of public company audit committee experience, including as a chair. She currently serves on two public company audit committees (Marathon Oil and Medtronic), one of which she chairs (Marathon Oil). She also serves as a Governor of the Financial Industry Regulatory Authority (FINRA), and formerly served as a director of NYSE Euronext.
- Mr. Loveman, who has a Ph.D. in economics from the Massachusetts Institute of Technology and a B.A. in economics from Wesleyan University, was an associate professor of business administration at the Harvard University Graduate School of Business Administration before joining Caesars Entertainment. He worked at the Federal Reserve Bank of Boston during the 1980s.
- Mr. Martin, who has an MBA from Vanderbilt University, currently serves as chair of the audit committee of Dillard's and is a former chair of the audit committee of Gaylord Entertainment.
- Mr. J. Smith, who took graduate courses in accounting and finance from Central Michigan University, has numerous years of public company audit committee experience. He is Chairman and Managing Partner of a consulting firm (The Coaching Group) that, among other things, assists its clients in writing business plans and preparing financial statements in preparation for debt and equity funding.
- Mr. Steiner, who has an accounting degree from Louisiana State University, was CFO of Waste Management before becoming its CEO.
- Mr. Walsh, during the 1980s, held various executive positions in finance, including CFO of a major division, at a U.K.-based public company (Grand Metropolitan plc) that is a predecessor to the company (Diageo) where he now serves as CEO.

Marketing Expertise: FedEx is one of the most widely recognized brands in the world, and we place special emphasis on promoting and protecting the FedEx brand, one of our most important assets. Accordingly, we benefit greatly from having directors, such as each of the below nominees, who have substantial expertise and experience in marketing.

- Mr. Loveman has led several highly successful marketing initiatives at Caesars Entertainment and previously taught marketing-related courses at the Harvard University Graduate School of Business Administration.
- Mr. Martin has gained valuable retail marketing experience and successfully applied his marketing expertise as the former CEO of Saks, a leading department store retailer.
- Mr. Walsh leads a company (Diageo) that owes much of its growth and success to highly effective marketing of its various brands.

Technological Expertise: We rely heavily on technology to operate our transportation and business networks. Our ability to attract and retain customers and to compete effectively depends in part upon the sophistication and reliability of our technology network. Thus, having directors with technological expertise is

Changes to page 23:

- Ambassador Schwab is the former United States Trade Representative, as a result of which she has extensive experience leading large international trade negotiations. Additionally, she served as Director-General of the U.S. ~~&~~ and Foreign Commercial Service (Assistant Secretary of Commerce), the export promotion arm of the U.S. government, from 1989 to 1993.

- Mr. Edwardson, who has an MBA from the University of Chicago, was the CFO of two separate public companies during the 1980s and 1990s: Northwest Airlines Corporation, a major airline, and Ameritech Corporation, a provider of ~~telecommunications~~ telecommunication products and services.

- Mr. Martin, who has an MBA from Vanderbilt University, currently serves as chair of the audit committee of Dillard's~~, Inc.~~ and is a former chair of the audit committee of Gaylord Entertainment~~ Company~~.

- Mr. J. Smith, who took graduate courses in accounting and finance from Central Michigan University, has numerous years of public company audit committee experience. He is Chairman and Managing Partner of a consulting firm (The Coaching Group) that, among other things, assists its clients in writing business plans and preparing financial statements in preparation for debt and equity funding.

- Mr. Martin has gained valuable retail marketing experience and successfully applied his marketing expertise as the former CEO of Saks~~ Incorporated~~, a leading department store retailer.

important to us, and each of the below nominees has a thorough understanding of the applications of technology by virtue of his or her background and experiences.

- Mr. Barksdale has held executive positions with multiple technology companies, including CEO of Netscape and AT&T Wireless during the 1990s. He was the co-chair of the Markle Foundation Task Force on National Security in the Information Age for seven years.
- Mr. Edwardson has been the CEO of a technology products and services provider (CDW) since 2001.
- Dr. Jackson, who holds undergraduate and doctorate degrees in physics from the Massachusetts Institute of Technology, is the president of a world-renowned technological research university (RPI). She also serves on the board of directors of a multinational computer technology and information technology consulting corporation (IBM). She is a member of the President's Council of Advisors on Science and Technology (PCAST), where she co-chairs the President's Innovation and Technology Advisory Committee (PITAC), serves on the Science Advisory Committee of the World Economic Forum, and is a trustee of M.I.T. (member of M.I.T. Corporation).
- Mr. Loranger has held senior executive positions with various high-technology engineering and manufacturing companies (ITT, Textron, Honeywell and AlliedSignal).

Energy Expertise: We are committed to protecting the environment, and we have many initiatives underway to reduce our energy use and minimize our impact on the environment. Each of the below nominees has a significant amount of energy expertise, which is helpful as we implement these important initiatives.

- Mr. F.W. Smith is co-chairman of the Energy Security Leadership Council, a project of Securing America's Future Energy, the goal of which is to reduce U.S. oil dependence and improve energy security.
- Dr. Jackson is the former Chairman and Commissioner of the United States Nuclear Regulatory Commission and serves as university vice-chairwoman of the U.S. Council on Competitiveness and co-chairwoman of its Energy Security, Innovation & Sustainability Initiative. She also serves on the board of directors of an integrated international energy company (Marathon Oil).
- Mr. Martin has served on the board of directors of Pilot Travel Centers LLC since 1995. This privately-held company is the largest operator of travel centers and largest seller of over-the-road diesel fuel.
- Mr. Steiner is CEO of a company (Waste Management) that has taken an industry leadership role in converting waste to renewable energy.

Government Experience: Our businesses are heavily regulated and are directly affected by governmental actions, so our directors with government experience provide a useful perspective as we work constructively with governments around the world. While each of our director nominees has significant experience in working with government at various levels, each of the below nominees has ample experience in government service.

- Mr. Barksdale served on the U.S. President's Intelligence Advisory Board for seven years.
- Dr. Jackson is the former Chairman and Commissioner of the United States Nuclear Regulatory Commission, serves on the President's Council of Advisors on Science and Technology (PCAST), and is a member of the International Security Advisory Board to the United States Secretary of State.
- Mr. Loranger served as an officer and pilot in the U.S. Navy, is a trustee for the National Air and Space Museum and the Congressional Medal of Honor Foundation, and has held executive management positions with several of the largest government contractors in the United States (ITT, Textron, Honeywell and AlliedSignal).
- Mr. Martin is a former state representative, serving in the Tennessee state legislature during the 1970s and 1980s.

- Ambassador Schwab is the former United States Trade Representative. Additionally, she served as Director-General of the U.S. and Foreign Commercial Service (Assistant Secretary of Commerce), the export promotion arm of the U.S. government, from 1989 to 1993.

Leadership Experience: As noted above, experience at the policy-making level is one of the minimum qualifications for election to the Board, and each nominee has this experience — Ambassador Schwab in government, Dr. Jackson in education and government, and the rest of the nominees in business, most as Chief Executive Officers (as noted below). The Board believes that CEOs, in particular, make excellent directors because they have the necessary experience and confidence to capably advise our executive management team on the wide range of issues that impact our business. Collectively, our directors have over 300 years of senior leadership experience, over 100 years of experience serving as CEOs, and over 85 years of experience serving as the chairpersons of public company boards of directors.

- Mr. F.W. Smith is our CEO.
- Mr. Barksdale is a former CEO (Netscape and AT&T Wireless).
- Mr. Edwardson is a CEO (CDW).
- Dr. Jackson is the president of a world-renowned technological research university (RPI) and the former Chairman and Commissioner of the United States Nuclear Regulatory Commission. She is a member of the President's Council of Advisors of Science and Technology (PCAST), where she co-chairs the President's Innovation and Technology Advisory Committee (PITAC).
- Mr. Loranger is a CEO (ITT).
- Mr. Loveman is a CEO (Caesars Entertainment).
- Mr. Martin is a former CEO (Saks).
- Mr. Ramo is a Managing Director of Kissinger Associates.
- Ambassador Schwab is the former United States Trade Representative and Director-General of the U.S. and Foreign Commercial Service.
- Mr. J. Smith is a former CEO (The MAXIMA Corporation).
- Mr. Steiner is a CEO (Waste Management).
- Mr. Walsh is a CEO (Diageo).

Diversity: The Board is committed to diversity and inclusion and is always looking for highly qualified candidates, including women (such as Dr. Jackson and Ambassador Schwab) and minorities (such as Dr. Jackson and Mr. J. Smith), who meet our criteria. The Board seeks, and believes it has found in this group of nominees, a diverse blend of experience and perspectives, institutional knowledge and personal chemistry, and directors who will provide sound and prudent guidance with respect to all of FedEx's operations and interests.

Changes to page 25:

- Ambassador Schwab is the former United States Trade Representative. Additionally, she served as Director-General of the U.S. ~~&~~ and Foreign Commercial Service (Assistant Secretary of Commerce), the export promotion arm of the U.S. government, from 1989 to 1993.

Leadership Experience: As noted above, experience at the policy-making level is one of the minimum qualifications for election to the Board, and each nominee has this experience — Ambassador Schwab in government, Dr. Jackson in education and government, and the rest of the nominees in business, most as Chief Executive Officers (as noted below). The Board believes that CEOs, in particular, make excellent directors because they have the necessary experience and confidence to capably advise our executive management team on the wide range of issues that impact our business. Collectively, our directors have over 300 years of senior leadership experience, over 100 years of experience serving as CEOs, and over 85 years of experience serving as the chairpersons of public company boards of directors.

- Mr. Martin is a former CEO (Saks ~~Incorporated~~).
- Mr. Ramo is a Managing Director of Kissinger Associates.
- Ambassador Schwab is the former United States Trade Representative and Director-General of the U.S. ~~&~~ and Foreign Commercial Service.

EXECUTIVE COMPENSATION

Report of the Compensation Committee of the Board of Directors

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors, and the Board approved, that the Compensation Discussion and Analysis be included in this proxy statement and in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2011.

Compensation Committee Members

Steven R. Loranger – Chairman
Shirley Ann Jackson
Susan C. Schwab
Paul S. Walsh

Compensation Discussion and Analysis

In this section we discuss and analyze the compensation of our principal executive and financial officers and our three other most highly compensated executive officers (the "named executive officers") for the fiscal year ended May 31, 2011. For additional information regarding compensation of the named executive officers, see "— Summary Compensation Table" and other compensation-related tables and disclosure below.

Executive Summary

Fiscal 2011 was a turnaround year for FedEx as an improving economy and strong customer demand increased volumes and yields across all transportation segments. We are investing for the future, strengthening our networks, improving on our already high levels of service, growing our international business and continuing to invest in critical, long-term projects as part of our global strategy to position the company for stronger growth.

At the same time, we have not yet returned to pre-recession levels of profitability. Consistent with our pay-for-performance philosophy and reflecting FedEx's financial performance during fiscal 2011, we made partial payouts under our annual incentive compensation ("AIC") program to all participants. In addition, effective January 1, 2011, we fully restored 401(k) company-matching contributions. Because our long-term incentive compensation ("LTI") program is tied to financial performance over a three-year period, there were no LTI payouts for fiscal 2011 to any participant, including the named executive officers, as we fell short of the earnings per share ("EPS") goals required for payout.

The following table details key compensation highlights of the last five fiscal years, including actions taken in 2009 in response to the effect of the unprecedented global recession on our financial performance.

Compensation Highlights
FY2011
AIC plan paid below target AIC payouts at target require above-plan performance No FY09-FY11 LTI plan payout 401(k) match fully reinstated
FY2010
AIC plan paid below target AIC payouts at target require above-plan performance No FY08-FY10 LTI plan payout Annual base salary increases reinstated 401(k) match partially reinstated
FY2009
No AIC plan payout No FY07-FY09 LTI plan payout Permanent salary reductions (including 20% reduction for CEO) Annual base salary increases suspended 401(k) match suspended
FY2008
AIC plan paid below target FY06-FY08 LTI plan paid slightly above target
FY2007
AIC plan paid approximately at target FY05-FY07 LTI plan paid at maximum

Review of Restricted Stock Program. The key components of our executive compensation program have remained substantially the same for many years, and we believe the program has been an important factor in our success. We continue, however, to closely review and, as appropriate, modify the program to ensure that it remains aligned with the best interests of our shareowners. During fiscal 2011, the Compensation Committee again reviewed our restricted stock program and, for all of the following reasons, determined that it continues to be appropriate for FedEx.

FedEx's restricted stock program has been in place for over 20 years and has encouraged FedEx executives to own and retain company stock. By facilitating the ownership of FedEx shares by our executives, we strengthen the alignment of their interests with those of our investors. When granting restricted stock, FedEx first determines the total target value of the award and then delivers that value in two components: restricted shares and cash payment of taxes due. Therefore, the total target value of the award is the same as it would be if there were no tax payments. In particular, because the amount of the tax payment is included in the calculation of the target value of the restricted stock award, the officers receive fewer shares in each award than they would in the absence of the tax payment: fewer by an amount equal in value to the tax payment.

This methodology prevents the need for an officer to make a disposition of FedEx stock to cover the tax consequences of a restricted stock award and dilute his or her interest in FedEx. Conversely, absent the tax payment, the number of shares received in each award would be larger by an amount equal in value to the forgone tax payment, thereby having a dilutive effect on our shareowners' equity interest in FedEx. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as "other compensation" in the Summary Compensation Table, we do not believe these payments are "tax gross-ups" in the traditional sense, since their value is fully reflected in the number of shares ultimately delivered to recipients. The following chart illustrates this principle, using the target value for the fiscal year 2011 restricted stock awards granted to FedEx Corporation executive vice presidents (as in previous years, Frederick W. Smith, FedEx's Chairman of the Board, President and Chief Executive Officer, did not receive a restricted stock award in fiscal 2011):



Target Value of Restricted Stock Award
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
8,000 shares
12,592 shares
Current Practice
No Tax Reimbursement
Target value of shares granted
Tax reimbursement amount

Not only is the value to the officer, as well as the cost to the company, generally the same as it would be otherwise, but this practice uses fewer shares of stock to arrive at the same benefit and has proved extremely successful in retaining executives and enabling them to retain their shares. In sum, we strongly believe that our restricted stock program is effectively designed and works well in alignment with the best interests of our shareowners.

Philosophy. FedEx is consistently ranked among the world's most admired and trusted employers and respected brands. Maintaining this reputation and continuing to position FedEx for future success requires high caliber talent to protect and grow the company in support of our mission of producing superior financial returns for our shareowners. We design our executive compensation program to provide a competitive and internally equitable compensation and benefits package that reflects individual and company performance, job complexity, and strategic value of the position while ensuring long-term retention and motivation.

Each of the named executive officers is a longstanding member of our management, and our Chairman of the Board, President and Chief Executive Officer, Frederick W. Smith, founded the company and pioneered the express transportation industry 40 years ago. As a result, our named executive officers are especially knowledgeable about our business and our industry and thus particularly valuable to the company and our shareowners.

As with tenure, position and level of responsibility are important factors in the compensation of any FedEx employee, including our named executive officers. There are internal salary ranges for each level, and annual target bonus percentages, long-term bonus amounts, and the number of options and restricted shares awarded are all closely tied to management level and responsibilities. For instance, all FedEx Corporation executive vice presidents have the same salary range and annual target bonus percentages and receive the same long-term bonus and the same number of options and restricted shares in the annual grant.

Our philosophy is to (i) closely align the compensation paid to our executives with the performance of the company on both a short-term and long-term basis, and (ii) set performance goals that do not promote excessive risk while supporting the company's core long-term financial goals of:

- Growing revenue by 10% per year;
- Achieving a 10%+ operating margin;
- Increasing EPS by 10% to 15% per year;
- Improving cash flow; and
- Increasing returns, such as return on invested capital.

Our executive compensation is, in large measure, highly variable and directly linked to the above goals and the performance of the FedEx stock price over time.

Compensation Objectives and Design-Related Features

We design our executive compensation program to further FedEx's mission of producing superior financial returns for our shareowners by pursuing the following objectives:

	How Pursued	
Objective	**Generally**	**Specifically**
Retain and attract highly qualified and effective executive officers.	Pay competitively.	Use comparison survey data as a point of reference in evaluating target levels for total direct compensation, which includes both fixed and variable, at-risk components tied to stock price appreciation and short- and long-term financial performance.
Motivate executive officers to contribute to our future success and to build long-term shareowner value and reward them accordingly.	Link a significant part of compensation to FedEx's financial and stock price performance, especially long-term performance.	Weight executive compensation program in favor of incentive and equity-based compensation elements (rather than base salary), especially long-term incentive cash compensation and equity incentives in the form of stock options and restricted stock.
Further align executive officer and shareowner interests.	Encourage and facilitate long-term shareowner returns and significant ownership of FedEx stock by executives.	Make annual equity-based grants; tie long-term cash compensation to growth in our EPS, which strongly correlates with long-term stock price appreciation; maintain a stock ownership goal for senior officers and encourage each officer to retain shares acquired upon stock option exercises until his or her goal is met.

Commitment to Retain and Attract. FedEx is widely acknowledged as one of the world's most admired and respected companies, and it is our people — our greatest asset — that have earned FedEx its strong reputation. Because FedEx operates a global enterprise in a highly challenging business environment, we compete for talented management with some of the largest companies in the world — in our industry and in others. Our global recognition and reputation for excellence in management and leadership make our people attractive targets for other companies, and our key employees are aggressively recruited. To prevent loss of our managerial talent, we seek to provide an overall compensation program that competes well against all types of companies and continues to retain and attract outstanding people to conduct our business. Each element of compensation is intended to fulfill this important obligation.

Market Referencing. Because retention is so imperative and tenure and management level are determinative factors, we use external survey data solely as a market reference point. Thus, the target compensation levels of our named executive officers are not designed to correspond to a specific percentile of compensation in those surveys. Instead, our analysis considers multiple market reference points for the analyzed positions, rather than referring to a specific percentile.

For the fiscal 2011 executive compensation review, we considered survey data published by two major consulting firms engaged by the company: Towers Watson and Aon Hewitt. Each consulting firm provided target compensation data for general industry companies (excluding financial services companies) in its respective database with annual revenues between $20 billion and $70 billion. A list of these companies is attached to this proxy statement as *Appendix A*. In past years, our reference group comprised the same type of companies with annual revenues in excess of $10 billion. For fiscal 2011, we narrowed the group to those with revenues between $20 billion and $70 billion so that the median revenues of the group would more closely align with FedEx's annual revenues ($39.3 billion in fiscal 2011).

General industry is the appropriate comparison category because our executives are recruited by and from businesses outside FedEx's industry peer group. Using a robust data sample (126 companies for fiscal 2011) mitigates the impact of outliers, year-over-year volatility of compensation levels and the risk of selection bias and increases the likelihood of comparing with companies with executive officer positions similar to ours. Because the annual revenues of these companies vary significantly, each consulting firm used regression analysis to allow for the inclusion of data from a large number of both larger and smaller companies. The data results provided by each firm were then averaged to arrive at blended market compensation data for general industry executives.

When we evaluate the elements of compensation of our executive officers in light of the referenced survey data, we group the elements into two categories:

- Annual base salary plus target AIC payout (*i.e.*, assuming achievement of all individual and corporate objectives), the sum of which we call total cash compensation ("TCC").
- TCC plus target LTI cash award plus long-term equity incentive grants (stock options and restricted stock) plus tax reimbursement payments on restricted stock awards, the sum of which we call total direct compensation ("TDC"). Long-term components of target TDC are valued consistent with the valuation methodology used in the referenced surveys.

The TDC formula is illustrated below:

SHORT-TERM COMPENSATION					LONG-TERM COMPENSATION						
Base Salary	+	AIC	=	TCC +	LTI Cash	+	Stock Options	+	Restricted Stock*	=	TDC
		Financial Objectives + Individual Objectives			3-Year Aggregate EPS Goal		Annual Grant		Annual Grant		

---

* Includes related tax reimbursement payments.

Other elements of compensation of named executive officers (such as perquisites and retirement benefits) are not included in our TDC formula, consistent with our referenced survey information. Accordingly, these other elements are not referenced against survey data, and decisions as to these other elements do not influence decisions as to the elements of compensation that are included in the TDC formula. These other elements of compensation, however, are reviewed and approved by the Compensation Committee.

While we may reference our target executive compensation levels against the survey group of companies, we do not compare our AIC and LTI financial performance goals against these companies or any other group of companies. Rather, as discussed below, our AIC and LTI financial performance goals are based upon our internal business objectives — which, when set each year, represent aggressive but reasonably achievable goals. Accordingly, the relationship between our financial performance and the financial performance of the survey companies does not necessarily affect the relationship between our executive compensation and the executive compensation of that group in a given year.

Pay for Performance. Our executive compensation program is intended not only to retain and attract highly qualified and effective managers, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of shareowners and appropriately reward them for doing so. Accordingly, we believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. In particular, AIC payments, LTI payments and stock options represent a significant portion of our executive compensation program, as shown by the chart below, and this variable compensation is "at risk" and directly dependent upon the achievement of pre-established corporate goals and stock price appreciation:

- AIC payouts are tied to meeting aggressive business plan goals for consolidated pre-tax income. For fiscal 2011, the named executive officers received only partial AIC payouts, even though consolidated pre-tax income increased by 20% year over year.
- LTI payouts are tied to meeting aggregate EPS goals over a three-fiscal-year period. There were no LTI payouts for fiscal 2011 because of the significant negative impact of the global recession on the company's financial performance over the past three years.
- The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options will yield value to the executive only if the stock price appreciates.

The following chart illustrates for each named executive officer the allocation of fiscal 2011 target TDC between base salary and incentive and equity-oriented compensation elements (restricted stock value includes the related tax reimbursement payment):


Fiscal 2011 Target TDC Components
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
24%
22%
23%
23%
23%
16%
17%
16%
17%
51%
22%
24%
23%
24%
F.W. Smith
A.B. Graf, Jr.
D.J. Bronczek
T.M. Glenn
R.B. Carter
Performance-Based LTI
Performance-Based AIC
Stock Options
Restricted Stock
Base Salary

We believe that long-term performance is the most important measure of our success, as we manage FedEx's operations and business for the long-term benefit of our shareowners. Accordingly, not only is our executive compensation program weighted towards variable, at-risk pay components, but we emphasize incentives that are dependent upon long-term corporate performance and stock price appreciation. These long-term incentives include

LTI cash compensation and equity awards (stock options and restricted stock), which comprise a significant portion of an executive officer's total compensation. These incentives are designed to motivate and reward our executive officers for achieving long-term corporate financial performance goals and maximizing long-term shareowner value.

The following chart illustrates for each named executive officer the allocation of fiscal 2011 target TDC between long-term incentives — LTI, stock options and restricted stock, including the related tax reimbursement payment — and short-term components — base salary and AIC:



Fiscal 2011 Long-Term vs. Short-Term Compensation
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
75%
25%
60%
40%
64%
36%
62%
38%
64%
36%
F.W. Smith
A.B. Graf, Jr.
D.J. Bronczek
T.M. Glenn
R.B. Carter
Long-Term
Short-Term

We include target AIC and LTI payouts (discounted to present value to be consistent with the valuation methodology used in the survey data) in the TCC and TDC formula, so the actual compensation paid out in a given year may vary widely from target levels because compensation earned under the AIC and LTI programs is variable and commensurate with the level of achievement of pre-established financial performance goals. When we achieve superior results, we reward our executives accordingly under the terms of these programs. Conversely, when we fall short of our business objectives, payments under these variable programs decrease correspondingly. As an example, as shown by the chart below, the actual fiscal 2011 TDC of our named executive officers was below target levels because our financial performance for the past three years fell short of our pre-established goals.



Fiscal 2011 Actual TDC vs. Target TDC (1)
85%
75%
65%
55%
45%
35%
25%
68%
67%
67%
67%
67%
F.W. Smith
A.B. Graf, Jr.
D.J. Bronczek
T.M. Glenn
R.B. Carter

(1) Actual TDC includes base salary, actual AIC and LTI payouts (if any), equity-based awards valued at grant date and tax reimbursement payments related to restricted stock awards.

Change to page 32:

(1) Actual TDC includes base salary, actual AIC and LTI payouts (if any), equity-based awards valued at grant date and tax reimbursement payments related to restricted stock awards.

Align Management and Shareowner Interests. We award stock options and restricted stock to create and maintain a long-term economic stake in the company for the officers, thereby aligning their interests with the interests of our shareowners.

In addition, as discussed above, payout under our LTI program is dependent upon achievement of an aggregate EPS goal for a three-fiscal-year period. EPS was selected as the financial measure for the LTI plan because growth in our EPS strongly correlates to long-term stock price appreciation.

The following graph illustrates the relationship between FedEx's EPS growth and stock price appreciation (based on the fiscal year-end stock price and adjusted for stock splits) from 1978 to 2011:


Share Price
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
-$1.00
Earnings Per Share
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Share Price
EPS

In order to encourage significant stock ownership by FedEx's senior management, including the named executive officers, and to further align their interests with the interests of our shareowners, the Board of Directors has adopted a stock ownership goal for senior officers, which is included in FedEx's Corporate Governance Guidelines. With respect to our executive officers, the goal is that within four years after being appointed to his or her position, each officer own FedEx shares valued at the following multiple of his or her annual base salary:

- 5x for the Chairman of the Board, President and Chief Executive Officer; and
- 3x for the other executive officers.

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. Until the ownership goal is met, the officer is encouraged to retain (but is not required to do so) "net profit shares" resulting from the exercise of stock options. Net profit shares are the shares remaining after payment of the option exercise price and taxes owed upon the exercise of options. As of August 1, 2011, each executive officer exceeded the stock ownership goal.

In addition, we have adopted comprehensive and detailed policies (the FedEx Securities Manual) that regulate trading by our insiders, including the named executive officers and Board members. The Securities Manual includes information regarding quiet periods and explains when transactions in FedEx stock are permitted. The Securities Manual also sets forth certain types of transactions that are restricted. Specifically, publicly traded (or exchange-traded) options, such as puts, calls and other derivative securities, and short sales, including "sales against the box," are strictly prohibited. The Securities Manual also prohibits margin accounts and pledges and hedging or monetization transactions; provided, however, that our General Counsel may grant an exception to the prohibition against holding FedEx securities in a margin account or pledging FedEx securities on a case-by-case basis for those that clearly demonstrate the financial capacity to repay the loan without resort to the pledged securities. Based upon this criterion, our General Counsel has granted such an exception with respect to the shares that are disclosed in this proxy statement as having been pledged as security by Messrs. F.W. Smith and Hyde. See "Stock Ownership — Directors and Executive Officers." These shares represent less than 2% of FedEx's outstanding common stock and therefore do not present any appreciable risk for investors or the company. No other FedEx executive officer or Board member currently holds FedEx securities that are pledged pursuant to a margin account or otherwise or pursuant to a hedging arrangement.

Role of the Compensation Committee, its Compensation Consultant and the Chairman of the Board, President and Chief Executive Officer

Our Board of Directors is responsible for the compensation of our executive management. The purpose of the Board's Compensation Committee, which is composed solely of independent directors, is to help discharge this responsibility by, among other things:

- Reviewing and discussing with management the factors underlying our compensation policies and decisions, including overall compensation objectives;
- Reviewing and discussing with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create risks for the company;
- Reviewing and approving all company goals and objectives (both financial and non-financial) relevant to the compensation of the Chairman of the Board, President and Chief Executive Officer;
- Evaluating, together with the other independent directors, the performance of the Chairman of the Board, President and Chief Executive Officer in light of these goals and objectives and the quality and effectiveness of his leadership;
- Recommending to the Board for approval by the independent directors each element of the compensation of the Chairman of the Board, President and Chief Executive Officer;
- Reviewing the performance evaluations of all other members of executive management (the Chairman of the Board, President and Chief Executive Officer is responsible for the performance evaluations of the non-CEO executive officers);
- Reviewing and approving (and, if applicable, recommending to the Board for approval) each element of compensation, as well as the terms and conditions of employment, of these other members of executive management;
- Granting all awards under our equity compensation plans and overseeing the administration of all such plans; and
- Reviewing the costs and structure of our key employee benefit and fringe-benefit plans and programs.

In furtherance of the Compensation Committee's responsibility, the Committee has engaged Steven Hall & Partners (the "consultant") to assist the Committee in evaluating FedEx's executive compensation, including during fiscal 2011. In connection with this engagement, the consultant reports directly and exclusively to the

Committee. The consultant participates in Committee meetings, reviews Committee materials and provides advice to the Committee upon its request. For example, the consultant updates the Committee on trends and issues in executive compensation and comments on the competitiveness and reasonableness of FedEx's executive compensation program (occurs in September). The consultant assists the Committee in the development and review of FedEx's AIC and LTI programs, including commenting on performance measures and the goal-setting process (occurs in March and June). The consultant reviews and provides advice to the Committee for its consideration in reviewing compensation-related proxy statement disclosure, including this Compensation Discussion and Analysis (occurs in June and July), and on any new equity compensation plans or plan amendments proposed for adoption.

Other than services provided to the Compensation Committee, Steven Hall & Partners does not perform any services for FedEx. Accordingly, the Compensation Committee has determined the firm to be independent from the company. Compensation Committee pre-approval is required for any services to be provided to the company by the Committee's independent compensation consultant. This ensures that the consultant maintains the highest level of independence from the company, in both appearance and fact.

The Chairman of the Board, President and Chief Executive Officer, who attends most meetings of the Compensation Committee, assists the Committee in determining the compensation of all other executive officers by, among other things:

- Approving any annual merit increases to the base salaries of the other executive officers within limits established by the Committee;
- Establishing annual individual performance objectives for the other executive officers and evaluating their performance against such objectives (the Committee reviews these performance evaluations); and
- Making recommendations, from time to time, for special stock option and restricted stock grants (*e.g.*, for motivational or retention purposes) to other executive officers.

The other executive officers do not have a role in determining their own compensation, other than discussing their annual individual performance objectives and results achieved with the Chairman of the Board, President and Chief Executive Officer.

Compensation Elements and Fiscal 2011 Amounts

Base Salary. Our primary objective with respect to the base salary levels of our executive officers is to provide sufficient fixed cash income to retain and attract these highly marketable executives in a competitive market for executive talent. The base salaries of our executive officers are reviewed and adjusted (if appropriate) at least annually to reflect, among other things, economic conditions, base salaries for comparable positions from the executive compensation survey data discussed above, the tenure of the officers, and the base salaries of the officers relative to one another, as well as the internal salary ranges for the officer's level.

Effective July 2010, each named executive officer received an annual merit increase of 2.0% of base salary. Effective July 2011, Mr. Smith received an annual merit increase of 2.5% of base salary, and the other named executive officers received an annual merit increase of 3.5% of base salary. As a result, the annual base salaries of our named executive officers are currently as follows:

Name	Annual Base Salary ($)
F.W. Smith	1,266,960
A.B. Graf, Jr.	902,784
D.J. Bronczek	942,096
T.M. Glenn	833,364
R.B. Carter	762,960

Cash Payments Under Annual Incentive Compensation Program. The primary objective of our AIC program is to motivate our people to achieve our annual financial goals and other business objectives and reward them accordingly. The program provides an annual cash bonus opportunity to our employees, including the named executive officers, at the conclusion of each fiscal year based upon the achievement of AIC objectives for company and individual performance established at the beginning of the year, as illustrated below:

$$\begin{array}{c} \text{Annual} \\ \text{Base Salary} \\ \text{(at fiscal year-end)} \end{array} \times \begin{array}{c} \text{Bonus Target} \\ \text{Percentage} \end{array} \times \left[\begin{array}{c} \text{Company} \\ \text{Performance} \\ \text{Factor} \end{array} + \begin{array}{c} \text{Individual} \\ \text{Performance} \\ \text{Factor} \end{array} \right] = \text{AIC Payout}$$

Target AIC payouts are established as a percentage of the executive officer's base salary (as of the end of the plan year). Payouts above target levels are based exclusively upon the company's performance, rather than achievement of individual objectives; accordingly, the executive officer receives above-target payouts only if the company exceeds the AIC target objective for annual financial performance. The maximum AIC payout represents three times the portion of the target payout that is based upon target annual financial performance (plus the portion of the target payout that is based upon the achievement of individual performance objectives).

As an example of our commitment to compete collectively and manage collaboratively, the AIC payout for all named executive officers, including Mr. Bronczek, the president and chief executive officer of FedEx Express, is tied to the performance of FedEx as a whole. The company performance factor is a pre-established multiplier that corresponds, on a sliding scale, to the percentage achievement of the AIC target objective for company annual financial performance. The multiplier matrix for the company performance factor is designed so that if the AIC annual financial performance threshold is achieved but is less than target, the multiplier decreases on a sliding scale based on the percentage achievement of the AIC target objective. On the other hand, if the company exceeds the AIC target objective, the multiplier increases on a sliding scale (up to the maximum, as described above) based on the percentage that the target objective is exceeded up to the AIC annual financial performance maximum.

AIC objectives for company annual financial performance are typically based upon our business plan for the fiscal year, which is reviewed and approved by the Board of Directors and which reflects, among other things, the risks and opportunities identified in connection with our enterprise risk management process. Consistent with our long-term focus and in order to discourage unnecessary and excessive risk-taking, we measure performance against our business plan, rather than a stipulated growth rate or an average of growth rates from prior years, to account for short-term economic and competitive conditions and anticipated strategic investments that may have adverse short-term profit implications. We address year-over-year improvement targets through our LTI plans, as discussed below.

Ordinarily our business plan objective for the financial performance measure — for the fiscal 2011 AIC program, consolidated pre-tax income — becomes the target objective for company performance under our AIC program. For the fiscal 2011 AIC program, however, in order to further motivate management to improve the company's performance:

- The pre-tax income target objective for the company performance factor under the AIC program was higher than the business plan objective for pre-tax income; and
- A portion of the AIC payout opportunity relating to individual performance was contingent upon achievement of pre-tax income objectives under the plan (as well as the achievement of individual performance objectives).

In keeping with our pay-for-performance philosophy, our fiscal 2012 AIC program design seeks to reward employees for their motivation during lean economic times and for improved company performance; accordingly, the consolidated pre-tax income target objective for the company performance factor under the AIC program is lower than the fiscal 2012 business plan objective for pre-tax income. However, the entire AIC payout opportunity relating to individual performance will be contingent upon achievement of pre-tax income objectives under the plan (as well as the achievement of individual performance objectives).

The fiscal 2011 AIC target payouts for the named executive officers, as a percentage of base salary, were as follows:

Name	Target Payout (as a percentage of base salary)
F.W. Smith	130%
A.B. Graf, Jr.	90%
D.J. Bronczek	100%
T.M. Glenn	90%
R.B. Carter	90%

The following table illustrates for our named executive officers the fiscal 2011 AIC formulas and total AIC payout opportunities (as a percentage of the target payout described above):

Allocation of Goals
(as a percentage of target payout)

	Individual Objectives*		+	Consolidated Pre-Tax Income		=	Payout Opportunity	
	Target	Maximum		Target	Maximum		Target	Maximum
FedEx Corporation CEO	—	—		100%	300%		100%	300%
FedEx Corporation EVPs	30%	30%		70%	210%		100%	240%
FedEx Express CEO	30%	30%		70%	210%		100%	240%

* Under the fiscal 2011 AIC program, a portion of the AIC payout opportunity relating to individual performance was contingent upon achievement of company financial performance objectives under the plan (as well as the achievement of individual performance objectives).

Chairman of the Board, President and Chief Executive Officer. Mr. Smith's AIC payout is tied to the achievement of corporate objectives for company financial performance for the fiscal year. Mr. Smith's minimum AIC payout is zero. His target AIC payout is set as a percentage of his base salary, and his maximum AIC payout is set as a multiple of the target payout. The independent members of the Board of Directors, upon the recommendation of the Compensation Committee, approve these percentages. The actual AIC payout ranges, on a sliding scale, from the minimum to the maximum based upon the performance of the company against our company financial performance goals.

In addition, the independent Board members, upon the recommendation of the Compensation Committee, may adjust this amount upward or downward based on their annual evaluation of Mr. Smith's performance, including the quality and effectiveness of his leadership and the following corporate performance measures:

- FedEx's stock price performance relative to the Standard & Poor's 500 Composite Index, the Dow Jones Transportation Average, the Dow Jones Industrial Average and competitors;
- FedEx's stock price to earnings (P/E) ratio relative to the Standard & Poor's 500 Composite Index, the Dow Jones Industrial Average and competitors;
- FedEx's market capitalization;
- FedEx's revenue growth and operating income growth (excluding certain unusual items) relative to competitors;
- FedEx's free cash flow (excluding business acquisitions), return on invested capital (excluding certain unusual items), and weighted average cost of capital;
- Analyst coverage and ratings for FedEx's stock;
- FedEx's U.S. and international revenue market share;
- FedEx's reputation rankings by various publications and surveys; and

- For the fiscal 2011 AIC program, FedEx's restoration of remaining 401(k) company-matching contributions.

None of these factors is given any particular weight in determining whether to adjust Mr. Smith's bonus amount.

Non-CEO Named Executive Officers. The AIC payouts for the other named executive officers are tied to the achievement of (i) corporate objectives for company financial performance for the fiscal year (70% of the target payout), and (ii) individual objectives established at the beginning of the fiscal year for each executive (30% of the target payout). As noted above, under the fiscal 2011 AIC program, a portion of the payout opportunity relating to individual performance was contingent upon achievement of company financial performance objectives under the plan (as well as the achievement of individual performance objectives).

The minimum AIC payout is zero. The target AIC payout is set as a percentage of the executive's base salary, and the maximum AIC payout is set as a multiple of the target payout. The actual AIC payout ranges, on a sliding scale, from the minimum to the maximum based upon the performance of the individual and the company against the objectives.

Individual performance objectives for the non-CEO named executive officers vary by management level and by operating segment and include (but are not limited to):

- Provide leadership to support the achievement of financial goals;
- Guide and support key strategic initiatives;
- Enhance the FedEx customer experience and meet goals related to internal metrics that measure customer satisfaction and service quality;
- Maintain the highest standards of corporate governance and continue to enhance FedEx's reputation;
- Recruit and develop executive talent and ensure successors exist for all management positions; and
- Implement and document good faith efforts designed to ensure inclusion of females and minorities in the pool of qualified applicants for open positions and promotional opportunities, and otherwise promote FedEx's commitment to diversity, tolerance and inclusion in the workplace.

Individual performance objectives are designed to further the company's business objectives. Achievement of individual performance objectives is generally within each officer's control or scope of responsibility, and the objectives are intended to be achieved with an appropriate level of effort and effective leadership by the officer. The achievement level of each non-CEO named executive officer's individual objectives is based on Mr. Smith's evaluation at the conclusion of the fiscal year, which is reviewed by the Compensation Committee.

Fiscal 2011 AIC Performance and Payouts. A portion of the fiscal 2011 AIC payout opportunity relating to individual performance was contingent upon achievement of pre-tax income objectives under the plan (as well as the achievement of individual performance objectives): for the named executive officers, this pre-tax income threshold for the individual performance factor was $2,173 million. The following table presents the pre-tax income threshold (which was the pre-tax income target for the individual performance factor) and target for the company performance factor under our fiscal 2011 AIC program and our actual pre-tax income for fiscal 2011 (in millions):

Company Performance Measure	Threshold	Target	Actual
Consolidated Pre-Tax Income	$2,254	$2,454	$2,265

Change to page 38:

Fiscal 2011 AIC Performance and Payouts. A portion of the fiscal 2011 AIC payout opportunity relating to individual performance was contingent upon achievement of pre-tax income objectives under the plan (as well as the achievement of individual performance objectives): for the named executive officers, this pre-tax income threshold for the individual performance factor was $2,173 million. The following table presents the pre-tax income threshold (which ~~is~~ was the pre-tax income target for the individual performance factor) and target for the company performance factor under our fiscal 2011 AIC program and our actual pre-tax income for fiscal 2011 (in millions):

Based upon this company performance and each non-CEO named executive officer's achievement of individual performance objectives, payouts to the named executive officers under the fiscal 2011 AIC program were as follows (compared to the target payout opportunities):

Name	Target AIC Payout ($)	Actual AIC Payout ($)
F.W. Smith	1,606,878	375,000
A.B. Graf, Jr.	785,030	259,845
D.J. Bronczek	910,236	290,365
T.M. Glenn	724,669	228,995
R.B. Carter	663,444	213,629

The independent Board members, upon the recommendation of the Compensation Committee, exercised their discretion (which is described above) to increase the amount of Mr. Smith's fiscal 2011 AIC payout to $375,000 from $91,592 (the formulaic amount resulting solely from the achievement of company financial performance objectives under the fiscal 2011 AIC program). Their decision was based upon their assessment of the outstanding quality and effectiveness of Mr. Smith's leadership during fiscal 2011, as reflected in FedEx's strong financial and stock price performance during the year.

Cash Payments Under LTI Program. The primary objective of our LTI program is to motivate management to contribute to our future success and to build long-term shareowner value and reward them accordingly. The program provides a long-term cash payment opportunity to members of management, including the named executive officers, based upon achievement of aggregate EPS goals for the preceding three-fiscal-year period. The LTI plan design provides for payouts that correspond to specific EPS goals established by the Board of Directors. The EPS goals represent total growth in EPS (over a base year) for the three-year term of the LTI plan. The following chart illustrates the relationship between EPS growth and payout:


LTI Payout Opportunity
(as a percentage of target)
150%
125%
100%
75%
50%
25%
0%
5.0%
7.5%
10.0%
12.5%
15.0%
Three-Year Average Annual EPS Growth

As illustrated by the preceding chart, the LTI program provides for:

- No LTI payment unless the three-year average annual EPS growth rate is at least 5%;
- Target payouts if the three-year average annual EPS growth rate is 12.5%;
- Above-target payouts if the growth rate is above 12.5% up to a maximum amount (equal to 150% of the target payouts) if the growth rate is 15% or higher; and
- Below-target payouts if the growth rate is below 12.5% down to a threshold amount (equal to 25% of the target payouts) if the growth rate is 5%.

Fiscal 2011 LTI Performance and Payouts. The following table presents the aggregate EPS threshold, target and maximum under our FY2009-FY2011 LTI plan, which was established by the Board of Directors in 2008, and our actual aggregate EPS for the three-year period ended May 31, 2011:

Performance Measure	Threshold	Target	Maximum	Actual
FY2009-FY2011 Aggregate EPS	$19.30	$22.24	$23.28	$8.64

Based upon this below-threshold performance, there were no payouts to the named executive officers under the FY2009-FY2011 LTI plan — as illustrated by the following table (compared to the threshold, target and maximum payout opportunities):

Name	Threshold LTI Payout ($)	Target LTI Payout ($)	Maximum LTI Payout ($)	Actual LTI Payout ($)
F.W. Smith	875,000	3,500,000	5,250,000	0
A.B. Graf, Jr.	300,000	1,200,000	1,800,000	0
D.J. Bronczek	375,000	1,500,000	2,250,000	0
T.M. Glenn	300,000	1,200,000	1,800,000	0
R.B. Carter	300,000	1,200,000	1,800,000	0

LTI Payout Opportunities, Including Modified Base-Year EPS for FY2010-FY2012 LTI Plan. The Board of Directors has established LTI plans for the three-fiscal-year periods 2010 through 2012 and 2011 through 2013, providing cash payment opportunities upon the conclusion of fiscal 2012 and 2013, respectively, if certain EPS goals are achieved with respect to those periods. Traditionally, the base-year number over which the three-year average annual EPS growth rate goals are measured for an LTI plan is the final full-year EPS of the preceding fiscal year. For the FY2010-FY2012 LTI plan, we used an adjusted base-year number ($2.93), rather than any measure of fiscal 2009 performance, in order to address the economic environment and restore the motivating power of the plan. This adjusted base-year number was set so that 12.5% growth from the number would equal the fiscal 2010 business plan EPS goal. For the FY2011-FY2013 LTI plan, we returned to our traditional goal-setting approach by using final fiscal 2010 EPS ($3.76) as the base-year number. The following table presents the aggregate EPS thresholds, targets and maximums under the FY2010-FY2012 and FY2011-FY2013 LTI plans and our progress toward these goals as of May 31, 2011:

Performance Period	Aggregate EPS Threshold	Aggregate EPS Target	Aggregate EPS Maximum	Actual Aggregate EPS as of May 31, 2011
FY2010-FY2012	$ 9.70	$11.18	$11.70	$8.33 (with one year remaining)
FY2011-FY2013	$12.45	$14.34	$15.01	$4.57 (with two years remaining)

The following table sets forth the potential threshold (minimum), target and maximum payouts for the named executive officers under these two plans:

Name	Performance Period	Potential Future Payouts Threshold ($)	Target ($)	Maximum ($)
F.W. Smith	FY2010-FY2012	875,000	3,500,000	5,250,000
	FY2011-FY2013	875,000	3,500,000	5,250,000
A.B. Graf, Jr.	FY2010-FY2012	300,000	1,200,000	1,800,000
	FY2011-FY2013	300,000	1,200,000	1,800,000
D.J. Bronczek	FY2010-FY2012	375,000	1,500,000	2,250,000
	FY2011-FY2013	375,000	1,500,000	2,250,000
T.M. Glenn	FY2010-FY2012	300,000	1,200,000	1,800,000
	FY2011-FY2013	300,000	1,200,000	1,800,000
R.B. Carter	FY2010-FY2012	300,000	1,200,000	1,800,000
	FY2011-FY2013	300,000	1,200,000	1,800,000

Long-Term Equity Incentives — Stock Options and Restricted Stock. Our primary objective in providing long-term equity incentives to executive officers is to further align their interests with those of our shareowners by facilitating significant ownership of FedEx stock by the officers. This creates a direct link between their compensation and long-term shareowner return.

Amount. Stock options and restricted stock are generally granted to executive officers on an annual basis. As discussed above, an officer's position and level of responsibility are the primary factors that determine the number of options and shares of restricted stock awarded to the officer in the annual grant. For instance, all FedEx Corporation executive vice presidents receive the same number of options and restricted shares in the annual grant.

The number of stock options and restricted shares awarded at each management level can vary from year to year. In determining how many options and shares of restricted stock should be awarded at each level, the Compensation Committee may consider:

- Target TDC levels and referenced survey data — as discussed above, we include the total target value of all equity-based awards (including tax reimbursement payments for restricted stock awards) in our calculation of target TDC, and in evaluating the target fiscal 2011 TDC levels for our named executive officers, we referred to multiple market reference points for comparable positions in the referenced surveys;
- The total number of shares then available to be granted; and
- Potential shareowner dilution. At May 31, 2011, the total number of shares underlying options and shares of restricted stock outstanding or available for future grant under our equity compensation plans represented 9.65% of the sum of shares outstanding plus the shares underlying options outstanding or available for future grant plus shares of restricted stock available for future grant.

Other factors that the Compensation Committee may consider, especially with respect to special grants outside of the annual-grant framework, include the promotion of an officer or the desire to retain a valued executive or recognize a particular officer's contributions. None of these factors is given any particular weight and the specific factors used may vary among individual executives.

Timing. In selecting dates for awarding equity-based compensation, we do not consider, nor have we ever considered, the price of FedEx's common stock or the timing of the release of material, non-public information about the company. Stock option and restricted stock awards are generally made to executive officers on an annual basis according to a pre-established schedule.

When the Compensation Committee approves a special grant outside of the annual-grant framework, such grants are made at a regularly scheduled meeting and the grant date of the awards is the approval date or the next business day, if the meeting does not fall on a business day. If the grant is made in connection with the promotion of an individual or the election of an officer, the grant date may be the effective date of the individual's promotion or the officer's election, if such effective date is after the approval date.

Pricing. The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of FedEx's common stock on the date of grant. Under the terms of our equity incentive plans, the fair market value on the grant date is defined as the average of the high and low trading prices of FedEx's stock on the New York Stock Exchange on that day. We believe this methodology is the most equitable method for determining the exercise price of our stock option awards given the intra-day price volatility often shown by our stock.

Vesting. Stock options and restricted stock granted to executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. This four-year vesting period is intended to further encourage the retention of the executive officers, since unvested stock options are forfeited upon termination of the officer's employment for any reason other than death or permanent disability and unvested restricted stock is forfeited upon termination of the officer's employment for any reason other than death, permanent disability or retirement.

Tax Reimbursement Payments for Restricted Stock Awards. As discussed previously, FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient. This prevents the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation and thus encourages and facilitates FedEx stock ownership by our officers, thereby further aligning their interests with those of our shareowners.

Voting and Dividend Rights on Restricted Stock. Holders of restricted shares are entitled to vote and receive any dividends on such shares. The dividend rights are included in the computation of the value of the restricted stock award for purposes of determining the recipient's target TDC.

Fiscal 2011 Awards. On June 7, 2010, the named executive officers were granted stock option and restricted stock awards as follows:

Name	Number of Stock Options	Number of Shares of Restricted Stock
F.W. Smith	195,500	—
A.B. Graf, Jr.	23,100	8,000
D.J. Bronczek	30,775	10,285
T.M. Glenn	23,100	8,000
R.B. Carter	23,100	8,000

As in previous years, at the request of Mr. Smith and in light of his significant stock ownership, the Compensation Committee did not award him any restricted stock. Instead, his equity awards were in the form of stock options, which will yield value to him only if the stock price increases from the date of grant.

The number of stock options and restricted shares awarded to each named executive officer decreased in fiscal 2011 from the previous year's annual grant as a result of year-over-year stock price increases, but the overall target value of each year's grant remained substantially the same for each officer.

Perquisites, Tax Reimbursement Payments and Other Annual Compensation. FedEx's named executive officers receive certain other annual compensation, including:

- certain perquisites, such as personal use of corporate aircraft (though officers are required to reimburse FedEx for substantially all of the incremental cost to FedEx of such usage), security services and equipment, tax return preparation and financial counseling services, physical examinations, salary continuation benefits for short-term disability and supplemental long-term disability benefits;

- umbrella insurance, group term life insurance and 401(k) company-matching contributions; and
- tax reimbursement payments relating to restricted stock awards (as discussed above) and certain business-related use of corporate aircraft.

We provide this other compensation to enhance the competitiveness of our executive compensation program and to increase the productivity (corporate aircraft travel, professional assistance with tax return preparation and financial planning), safety (security services and equipment) and health (annual physical examinations) of our executives so they can focus on producing superior financial returns for our shareowners. The Compensation Committee reviews and approves each of these elements of compensation, and all of the independent directors approve each element as it relates to Mr. Smith. The Committee also reviews and approves FedEx's policies and procedures regarding perquisites and other personal benefits and tax reimbursement payments, including:

- FedEx's written policy setting forth guidelines and procedures regarding personal use of FedEx corporate aircraft; and
- FedEx's executive security procedures.

FedEx's executive security procedures, which prescribe the level of personal security to be provided to the Chairman, President and Chief Executive Officer and other executive officers, are based on bona fide business-related security concerns and are an integral part of FedEx's overall risk management and security program. These procedures have been assessed by an independent security consulting firm, and deemed necessary and appropriate for the protection of the officers and their families given the history of direct security threats against FedEx executives and the likelihood of additional threats against the officers. The security services and equipment provided to FedEx executive officers may be viewed as conveying personal benefits to the executives and, as a result, their values must be reported in the Summary Compensation Table.

With respect to Mr. Smith, consistent with FedEx's executive security procedures, the Board of Directors requires him to use FedEx corporate aircraft for all travel, including personal travel. In addition, the FedEx Corporate Security Executive Protection Unit provides certain physical and personal security services for Mr. Smith, including on-site residential security at his primary residence. The Board of Directors believes that Mr. Smith's personal safety and security are of the utmost importance to FedEx and its shareowners and, therefore, the costs associated with such security are appropriate and necessary business expenses.

Post-Employment Compensation. While none of FedEx's named executive officers has an employment agreement, they are entitled to receive certain payments and benefits upon termination of employment or a change of control of FedEx, including:

- Retirement benefits under FedEx's 401(k) and pension plans, including a tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan, a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan, and a supplemental non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan — which is designed to provide to the executives the benefits that otherwise would be paid under the tax-qualified plans but for certain limits under United States tax laws;
- Accelerated vesting of restricted stock upon the executive's retirement (at or after age 60), death or permanent disability or a change of control of FedEx;
- Accelerated vesting of stock options upon the executive's death or permanent disability or a change of control of FedEx; and
- Lump sum cash payments and post-employment insurance coverage under their Management Retention Agreements with FedEx (the "MRAs") upon a qualifying termination of the executive after a change of control of FedEx. The MRAs, as well as the accelerated vesting of equity awards upon a

change of control of FedEx, are intended to secure the executives' continued services in the event of any threat or occurrence of a change of control, which further aligns their interests with those of our shareowners when evaluating any such potential transaction.

The Compensation Committee approves and recommends Board approval of all plans, agreements and arrangements that provide for these payments and benefits.

Risks Arising from Compensation Policies and Practices

Management has conducted an in-depth risk assessment of FedEx's compensation policies and practices and concluded that that they do not create risks that are reasonably likely to have a material adverse effect on the company. The Compensation Committee has reviewed and concurred with management's conclusion. The risk assessment process included, among other things, a review of (i) all key incentive compensation plans to ensure that they are aligned with our pay-for-performance philosophy and include performance metrics that meet and support corporate goals, and (ii) the overall compensation mix to ensure an appropriate balance between fixed and variable pay components and between short-term and long-term incentives. The objective of the process was to identify any compensation plans and practices that may encourage employees to take unnecessary risks that could threaten the company. No such plans or practices were identified.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits the income tax deduction by FedEx for compensation paid to the Chief Executive Officer and the three other highest-paid executive officers (other than the Chief Financial Officer) to $1,000,000 per year, unless the compensation is "qualified performance-based compensation" or qualifies under certain other exceptions.

- Mr. Smith's base salary is not designed to meet the requirements of Section 162(m) and, therefore, is subject to the $1,000,000 deductibility limit.
- FedEx's equity compensation plans satisfy the requirements of Section 162(m) with respect to stock options, but not with respect to restricted stock awards. Accordingly, compensation recognized by the four highest-paid executive officers (excluding Mr. Graf) in connection with stock options is fully deductible, but compensation with respect to restricted stock awards is subject to the $1,000,000 deductibility limit.
- FedEx's AIC and LTI plans do not meet all of the conditions for qualification under Section 162(m). Compensation received by the four highest-paid executive officers (excluding Mr. Graf) under each of these plans is subject, therefore, to the $1,000,000 deductibility limit.

We do not require all of our compensation programs to be fully deductible under Section 162(m) because doing so would restrict our discretion and flexibility in designing competitive compensation programs to promote varying corporate goals. We believe that our Board of Directors should be free to make compensation decisions to further and promote the best interests of our shareowners, rather than to qualify for corporate tax deductions. In fiscal 2011, we incurred approximately $2.1 million of additional tax expense as a result of the Section 162(m) deductibility limit for compensation paid to the Chief Executive Officer and the three other highest-paid executive officers (other than Mr. Graf).

Summary Compensation Table

In this section we provide certain tabular and narrative information regarding the compensation of our principal executive and financial officers and our three other most highly compensated executive officers for the fiscal year ended May 31, 2011, and for each of the previous two fiscal years (except as noted).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Frederick W. Smith	2011	1,233,030	—	—	5,224,659	375,000	—	428,061	7,260,750
Chairman, President and	2010	1,190,029	—	—	5,144,690	400,000	—	684,643	7,419,362
Chief Executive Officer	2009	1,355,028	—	—	5,079,191	0	—	1,306,439	7,740,658
(Principal Executive Officer)									
Alan B. Graf, Jr.	2011	870,831	—	625,520	617,338	259,845	1,016,379	473,022	3,862,935
Executive Vice President	2010	842,132	—	750,894	654,658	286,306	1,277,358	548,645	4,359,993
and Chief Financial Officer	2009	892,817	—	638,394	599,601	0	350,113	733,578	3,214,503
(Principal Financial Officer)									
David J. Bronczek	2011	908,749	—	804,184	822,450	290,365	1,250,180	508,597	4,584,525
President and	2010	879,368	—	964,872	881,365	315,907	1,615,607	670,898	5,328,017
Chief Executive Officer —	2009	932,351	—	820,468	799,385	0	346,131	824,801	3,723,136
FedEx Express									
T. Michael Glenn	2011	803,872	—	625,520	617,338	228,995	953,210	486,629	3,715,564
Executive Vice President,	2010	776,372	—	750,894	654,658	249,370	1,236,660	570,840	4,238,794
Market Development and	2009	823,000	—	638,394	599,601	0	200,494	739,862	3,001,351
Corporate Communications									
Robert B. Carter[5]	2011	735,955	—	625,520	617,338	213,629	568,557	450,194	3,211,193
Executive Vice President,	2010	709,676	—	750,894	654,658	226,350	723,182	518,786	3,583,546
FedEx Information Services									
and Chief Information Officer									

(1) The amounts reported in these columns reflect the aggregate grant date fair value of restricted stock and option awards granted to the named executive officer during each year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. These amounts reflect our calculation of the value of these awards on the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the officer.

The fair value of restricted stock awards is equal to the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of grant multiplied by the number of shares awarded.

For accounting purposes, we use the Black-Scholes option pricing model to calculate the grant date fair value of stock options. Assumptions used in the calculation of the amounts in the "Option Awards" column are included in note 9 to our audited consolidated financial statements for the fiscal year ended May 31, 2011, included in our Annual Report on Form 10-K for fiscal 2011.

See the "Grants of Plan-Based Awards During Fiscal 2011" table for information regarding restricted stock and option awards to the named executive officers during fiscal 2011.

(2) Reflects cash payouts, if any, under FedEx's fiscal 2011, 2010 and 2009 annual incentive compensation plans and FY09-FY11, FY08-FY10 and FY07-FY09 long-term incentive plans, as follows (for further discussion of the fiscal 2011 annual incentive compensation plan and the FY09-FY11 long-term incentive plan, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011

Amounts — Cash Payments Under Annual Incentive Compensation Program" and "— Cash Payments Under LTI Program" above):

Name	Year	AIC Payout ($)	LTI Payout ($)	Total Non-Equity Incentive Plan Compensation ($)
F.W. Smith	2011	375,000	0	375,000
	2010	400,000	0	400,000
	2009	0	0	0
A.B. Graf, Jr.	2011	259,845	0	259,845
	2010	286,306	0	286,306
	2009	0	0	0
D.J. Bronczek	2011	290,365	0	290,365
	2010	315,907	0	315,907
	2009	0	0	0
T.M. Glenn	2011	228,995	0	228,995
	2010	249,370	0	249,370
	2009	0	0	0
R.B. Carter	2011	213,629	0	213,629
	2010	226,350	0	226,350

(3) Reflects the actuarial increase in the present value of the named executive officer's benefits under the Pension Plan and the Parity Plan (as each such term is defined under "— Fiscal 2011 Pension Benefits — Overview of Pension Plans"). The present value of the benefits under the Pension Plan and the Parity Plan for Mr. Smith decreased as follows: (a) between fiscal 2010 and 2011 — $275,656; (b) between fiscal 2009 and 2010 — $337,470; and (c) between fiscal 2008 and 2009 — $1,162,761. The amounts in the table and this footnote were determined using assumptions (*e.g.*, for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended May 31, 2011. See "— Fiscal 2011 Pension Benefits" below.

(4) Includes:

- the aggregate incremental cost to FedEx of providing perquisites and other personal benefits;
- umbrella insurance premiums paid on the officer's behalf;
- group term life insurance premiums paid by FedEx;
- company-matching contributions under FedEx's tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan (the "401(k) Plan"); and
- tax reimbursement payments relating to restricted stock awards, certain business-related use of corporate aircraft, tax return preparation and financial counseling services, umbrella insurance premiums and benefits accrued under the Parity Plan using the cash balance formula, and for fiscal 2009 only, a one-time tax reimbursement payment relating to the traditional pension benefit under the Parity Plan (see "— Fiscal 2011 Pension Benefits — Taxes"). FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient to prevent the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as "other compensation" in the Summary Compensation Table, we do not believe these payments are "tax gross-ups" in the traditional sense, since their value is fully reflected in the number of shares ultimately delivered to recipients. See "— Compensation Discussion and Analysis — Executive Summary — Review of Restricted Stock Program" above.

The following table shows the amounts included for each such item:

Name	Year	Perquisites and Other Personal Benefits ($)*	Umbrella Insurance Premiums ($)	Life Insurance Premiums ($)	Company Contributions Under 401(k) Plan ($)	Tax Reimbursement Payments ($)*	Total ($)
F.W. Smith	2011	415,023	2,185	2,278	8,575	—	428,061
	2010	583,695	2,231	2,520	4,288	91,909	684,643
	2009	625,284	2,231	2,520	2,856	673,548	1,306,439
A.B. Graf, Jr.	2011	101,933	2,185	2,655	7,473	358,776	473,022
	2010	89,808	2,231	2,520	3,066	451,020	548,645
	2009	101,488	2,231	2,520	4,822	622,517	733,578
D.J. Bronczek	2011	31,535	2,185	2,655	7,333	464,889	508,597
	2010	74,311	2,231	2,520	3,119	588,717	670,898
	2009	24,079	2,231	2,520	5,112	790,859	824,801
T.M. Glenn	2011	104,921	2,185	2,655	8,362	368,506	486,629
	2010	93,699	2,231	2,520	4,206	468,184	570,840
	2009	131,024	2,231	2,520	2,388	601,699	739,862
R.B. Carter	2011	76,278	2,185	2,655	7,296	361,780	450,194
	2010	57,637	2,231	2,520	3,092	453,306	518,786

* See the following two tables for additional details regarding the amounts included in each item.

Effective May 1, 2010, FedEx discontinued tax reimbursement payments to executive officers relating to tax return preparation and financial counseling services, umbrella insurance premiums and benefits accrued under the Parity Plan.

During fiscal 2011, 2010 and 2009, unless otherwise noted below, FedEx provided the following perquisites and other personal benefits to the named executive officers:

- ***Personal use of corporate aircraft:*** FedEx maintains a fleet of corporate aircraft that is used primarily for business travel by FedEx employees. FedEx has a written policy that sets forth guidelines and procedures regarding personal use of FedEx corporate aircraft. The policy requires officers to pay FedEx two times the cost of fuel for personal trips, plus applicable passenger ticket taxes and fees. These payments are intended to approximate the incremental cost to FedEx of personal corporate aircraft usage.

  - Mr. Smith is not required to pay FedEx for any travel on corporate aircraft by his family members or guests when they are accompanying him and he is on business travel. Mr. Smith is required to pay FedEx, however, for any personal travel by him and any personal travel by his family members or guests when they are accompanying him and he is on personal travel or when they are traveling without him.

  - Compensation is included in the table above for personal corporate aircraft travel (which for this purpose includes travel to attend a board or stockholder meeting of an outside company or entity for which the officer serves as a director or trustee) by a named executive officer and his family members and guests to the extent, if any, that the aggregate incremental cost to FedEx of all such travel exceeds the amount the officer paid FedEx for such travel. The incremental cost to FedEx of personal use of corporate aircraft is calculated based on the variable operating cost to FedEx, which includes the cost of fuel, aircraft maintenance, crew travel, landing fees, ramp fees and other smaller variable costs. Because FedEx corporate aircraft are used primarily for business travel, fixed costs that do not change based on usage, such as pilots' salaries and purchase and lease costs, are excluded from this calculation.

- In addition, when the aircraft are already flying to a destination for business purposes and the officers or their family members or guests ride along on the aircraft for personal travel, there is no additional variable operating cost to FedEx associated with the additional passengers, and thus no compensation is included in the table above for such personal travel. With the exception of Mr. Smith, the officer is still required to pay FedEx for such personal travel if persons on business travel occupy less than 50% of the total available seats on the aircraft. The amount of such payment is a pro rata portion (based on the total number of passengers) of the fuel cost for the flight, multiplied by two, plus applicable passenger ticket taxes and fees.

- For tax purposes, income is imputed to each named executive officer for personal travel and "business-related" travel (travel by the officer's spouse or adult guest who accompanies the officer on a business trip for the primary purpose of assisting the officer with the business purpose of the trip) for the excess, if any, of the Standard Industrial Fare Level (SIFL) value of all such flights during a calendar year over the aggregate fuel payments made by the officer during that calendar year. The Board of Directors and the FedEx executive security procedures require Mr. Smith to use FedEx corporate aircraft for all travel, including personal travel. Accordingly, FedEx reimburses Mr. Smith for taxes relating to any imputed income for his personal travel and the personal travel of his family members and guests when they are accompanying him (no such reimbursement payments have been made during the last three fiscal years). FedEx reimburses the other named executive officers for taxes relating to imputed income for business-related travel.

- ***Security services and equipment:*** Pursuant to FedEx's executive security procedures, the named executive officers are provided security services and equipment. To the extent the services and equipment are provided by third parties (*e.g.*, out-of-town transportation and other security-related expenses and home security system installation, maintenance and monitoring), we have included in the table above the amounts paid by FedEx for such services and equipment. For Mr. Smith, these amounts totaled $41,927, $68,750 and $30,513 for fiscal 2011, 2010 and 2009, respectively. To the extent the security services are provided by FedEx employees, we have included amounts representing: (a) the number of hours of service provided to the officer by each such employee multiplied by (b) the total hourly compensation cost of the employee (including, among other things, pension and other benefit costs). For Mr. Smith, these amounts totaled $291,377, $322,677 and $430,892 for fiscal 2011, 2010 and 2009, respectively. The amount shown for fiscal 2009 for Mr. Glenn includes approximately $59,000 of security systems for his then-new primary residence. For additional information regarding executive security services provided to Mr. Smith, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011 Amounts — Perquisites, Tax Reimbursement Payments and Other Annual Compensation" above.

- ***Tax return preparation services:*** FedEx requires officers to have their income tax returns prepared by a qualified third party (other than our independent registered public accounting firm) and pays all reasonable and customary costs for such services.

- ***Financial counseling services:*** FedEx reimburses officers for certain financial counseling services, subject to various caps.

- ***Personal use of company cars:*** Effective May 1, 2010, FedEx no longer provides vehicles to any of the named executive officers. Prior to this date, FedEx provided a sport-utility vehicle to Mr. Smith for personal use. The vehicle manufacturer provided the vehicle to FedEx at no additional cost in consideration of the companies' business relationship. Even though FedEx did not incur any actual monetary costs with respect to this vehicle, compensation is included in the table above for Mr. Smith in an amount equal to the fair market lease value of the vehicle (which is also the amount of income that was imputed to Mr. Smith for tax purposes) for each fiscal year or portion thereof during which he had it.

- ***Physical examinations:*** FedEx pays for officers to have comprehensive annual physical examinations.

- ***Supplemental Disability Benefits:*** FedEx provides executive officers with salary continuation benefits for short-term disability (100% of base salary for 28 weeks) and supplemental long-term disability benefits. Both benefit programs are self-funded (*i.e.*, no premiums are paid to a third-party insurer) and thus there is no incremental cost to FedEx to provide these benefit programs.

The following table shows the amounts included in the table (the aggregate incremental cost to FedEx) for each such item:

Name	Year	Personal Use of Corporate Aircraft ($)[(a)]	Security Services and Equipment ($)	Tax Return Preparation Services ($)	Financial Counseling Services ($)	Personal Use of Company Cars/Car Allowance ($)	Other ($)[(b)]	Total ($)
F.W. Smith	2011	5,805	333,304	43,750	32,164	—	—	415,023
	2010	33,050	391,427	95,315	51,818	12,085	—	583,695
	2009	30,490	461,405	77,299	43,441	12,649	—	625,284
A.B. Graf, Jr.	2011	75,731	8,543	5,690	11,969	—	—	101,933
	2010	69,945	8,836	4,368	6,659	—	—	89,808
	2009	61,084	29,664	5,588	4,337	—	815	101,488
D.J. Bronczek	2011	—	6,535	—	25,000	—	—	31,535
	2010	6,737	35,724	7,100	24,750	—	—	74,311
	2009	—	7,729	7,100	9,250	—	—	24,079
T.M. Glenn	2011	48,200	52,902	1,000	2,150	—	669	104,921
	2010	22,624	29,584	39,450	1,250	—	791	93,699
	2009	30,684	75,247	20,250	3,079	—	1,764	131,024
R.B. Carter	2011	50,529	15,399	2,850	7,500	—	—	76,278
	2010	24,493	19,944	5,700	7,500	—	—	57,637

(a) The amounts shown for fiscal 2011 include the following amounts for use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the officers serve as directors: Mr. Graf — $62,621; and Mr. Glenn — $47,611. The amounts shown for fiscal 2010 include the following amounts for use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the officers serve as directors: Mr. Graf — $49,969; and Mr. Carter — $16,585. The entire amount shown for Mr. Carter for fiscal 2011 and Mr. Glenn for fiscal 2010, and the entire amounts shown for Messrs. Graf and Glenn for fiscal 2009, represent use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the officers serve as directors.

(b) The amounts shown are for physical examinations.

The following table shows the tax reimbursement payments relating to the items listed, which are included in the table:

Name	Year	Restricted Stock ($)	Business-Related Use of Corporate Aircraft ($)	Financial Counseling Services ($)	Tax Return Preparation Services ($)	Umbrella Insurance ($)	Parity Plan – Traditional Pension Benefit ($)	Parity Plan – Portable Pension Account ($)	Total ($)
F.W. Smith	2011	—	—	—	—	—	—	—	—
	2010	—	1,438	30,072	55,245	1,280	—	3,874	91,909
	2009	—	—	25,295	45,009	1,305	597,051	4,888	673,548
A.B. Graf, Jr.	2011	358,776	—	—	—	—	—	—	358,776
	2010	437,229	—	3,850	5,758	1,280	—	2,903	451,020
	2009	371,723	—	3,073	3,628	1,305	240,260	2,528	622,517
D.J. Bronczek	2011	461,251	3,638	—	—	—	—	—	464,889
	2010	561,824	—	14,303	8,206	1,280	—	3,104	588,717
	2009	477,741	—	9,753	4,134	1,305	295,121	2,805	790,859
T.M. Glenn	2011	358,776	9,730	—	—	—	—	—	368,506
	2010	437,229	3,562	717	22,812	1,280	—	2,584	468,184
	2009	371,723	9,642	1,793	11,791	1,305	205,445	—	601,699
R.B. Carter	2011	358,776	3,004	—	—	—	—	—	361,780
	2010	437,229	1,488	7,916	3,294	1,280	—	2,099	453,306

(5) Mr. Carter was not a named executive officer for fiscal 2009. Accordingly, the table includes Mr. Carter's compensation for fiscal 2011 and 2010 only.

Grants of Plan-Based Awards During Fiscal 2011

The following table sets forth information regarding grants of plan-based awards made to the named executive officers during the fiscal year ended May 31, 2011:

Name	Type of Plan/Award	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(1)	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
				Threshold ($)	Target ($)	Maximum ($)					
F.W. Smith	Stock Option(3)	06/07/2010	06/06/2010					195,500	78.19	76.52	5,224,659
	FY11 AIC(4)			0	1,606,878	4,820,634					
	FY11-FY13 LTI(5)			875,000	3,500,000	5,250,000					
A.B. Graf, Jr.	Restricted Stock(6)	06/07/2010	06/06/2010				8,000				625,520
	Stock Option(3)	06/07/2010	06/06/2010					23,100	78.19	76.52	617,338
	FY11 AIC(4)			0	785,030	1,884,072					
	FY11-FY13 LTI(5)			300,000	1,200,000	1,800,000					
D.J. Bronczek	Restricted Stock(6)	06/07/2010	06/06/2010				10,285				804,184
	Stock Option(3)	06/07/2010	06/06/2010					30,775	78.19	76.52	822,450
	FY11 AIC(4)			0	910,236	2,184,566					
	FY11-FY13 LTI(5)			375,000	1,500,000	2,250,000					
T.M. Glenn	Restricted Stock(6)	06/07/2010	06/06/2010				8,000				625,520
	Stock Option(3)	06/07/2010	06/06/2010					23,100	78.19	76.52	617,338
	FY11 AIC(4)			0	724,669	1,739,206					
	FY11-FY13 LTI(5)			300,000	1,200,000	1,800,000					
R.B. Carter	Restricted Stock(6)	06/07/2010	06/06/2010				8,000				625,520
	Stock Option(3)	06/07/2010	06/06/2010					23,100	78.19	76.52	617,338
	FY11 AIC(4)			0	663,444	1,592,266					
	FY11-FY13 LTI(5)			300,000	1,200,000	1,800,000					

(1) The exercise price of the options is the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of grant.

(2) Represents the grant date fair value of each equity-based award, computed in accordance with FASB ASC Topic 718. See note 1 to the Summary Compensation Table for information regarding the assumptions used in the calculation of these amounts.

(3) Stock options granted to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. The options may not be transferred in any manner other than by will or the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" above for further discussion of stock option awards.

(4) In July 2010, the Compensation Committee (with respect to Mr. Bronczek) and the Board of Directors (with respect to Messrs. Smith, Graf, Glenn and Carter) established this annual performance cash compensation plan, which provided a cash payment opportunity to the named executive officers at the conclusion of fiscal 2011. Payment amounts were based upon the achievement of company financial performance goals for fiscal 2011 (and Mr. Smith's performance with respect to his payout) and the achievement of individual objectives established at the beginning of fiscal 2011 for each officer other than Mr. Smith. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011 Amounts — Cash Payments Under Annual Incentive Compensation Program" above for further discussion of this plan, including actual payment amounts.

(5) The Board of Directors established this long-term performance cash compensation plan in June 2010. The plan provides a long-term cash payment opportunity to the named executive officers at the conclusion of fiscal 2013 if FedEx achieves an aggregate earnings-per-share goal established by the Board with respect to the three-fiscal-year period 2011 through 2013. No amounts can be earned under the plan until 2013 because achievement of the earnings-per-share goal can only be determined following the conclusion of the three-fiscal-year period. The estimated individual future payouts under the plan are set dollar amounts ranging from threshold (minimum) amounts, if the earnings-per-share goal achieved is less than target, up to maximum amounts, if the plan goal is substantially exceeded. There is no assurance that these estimated future payouts will be achieved. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011 Amounts — Cash Payments Under LTI Program" above for further discussion of this plan.

(6) Shares of restricted stock awarded to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. Holders of restricted shares are entitled to vote such shares and receive any dividends paid on FedEx common stock. FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient (these tax reimbursement payments are included in the "All Other Compensation" column in the Summary Compensation Table). See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2011 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" above for further discussion of restricted stock awards.

Outstanding Equity Awards at End of Fiscal 2011

The following table sets forth for each named executive officer certain information about unexercised stock options and unvested shares of restricted stock held at the end of the fiscal year ended May 31, 2011:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[a]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[a]	Market Value of Shares or Units of Stock That Have Not Vested ($)[b]
F.W. Smith	375,000	—	53.7650	06/03/2012		
	250,000	—	64.5300	06/02/2013		
	325,000	—	72.8450	06/01/2014		
	250,000	—	89.7000	06/01/2015		
	200,000	—	110.0600	06/01/2016		
	131,250	43,750[1]	114.7400	07/09/2017		
	102,075	102,075[2]	90.8100	06/02/2018		
	67,937	203,813[3]	56.3100	06/08/2019		
	—	195,500[4]	78.1900	06/07/2020		
A.B. Graf, Jr.	45,000	—	53.7650	06/03/2012		
	65,000	—	64.5300	06/02/2013		
	38,250	—	72.8450	06/01/2014		
	34,425	—	89.7000	06/01/2015		
	33,155	—	110.0600	06/01/2016		
	15,491	5,164[5]	114.7400	07/09/2017		
	3,750	1,250[6]	84.6550	01/14/2018		
	12,050	12,050[7]	90.8100	06/02/2018		
	8,645	25,935[8]	56.3100	06/08/2019		
	—	23,100[9]	78.1900	06/07/2020		
					23,054[10]	2,158,777
D.J. Bronczek	83,451	—	64.5300	06/02/2013		
	49,628	—	72.8450	06/01/2014		
	45,900	—	89.7000	06/01/2015		
	27,540	—	110.0600	06/01/2016		
	20,655	6,885[11]	114.7400	07/09/2017		
	16,065	16,065[12]	90.8100	06/02/2018		
	11,638	34,917[13]	56.3100	06/08/2019		
	—	30,775[14]	78.1900	06/07/2020		
					29,631[15]	2,774,647
T.M. Glenn	45,000	—	53.7650	06/03/2012		
	65,000	—	64.5300	06/02/2013		
	38,250	—	72.8450	06/01/2014		
	34,425	—	89.7000	06/01/2015		
	20,655	—	110.0600	06/01/2016		
	15,491	5,164[16]	114.7400	07/09/2017		
	3,750	1,250[17]	103.3500	09/24/2017		
	12,050	12,050[18]	90.8100	06/02/2018		
	8,645	25,935[19]	56.3100	06/08/2019		
	—	23,100[20]	78.1900	06/07/2020		
					23,054[21]	2,158,777
R.B. Carter	22,233	—	53.7650	06/03/2012		
	41,262	—	64.5300	06/02/2013		
	28,874	—	72.8450	06/01/2014		
	30,122	—	89.7000	06/01/2015		
	20,655	—	110.0600	06/01/2016		
	15,491	5,164[22]	114.7400	07/09/2017		
	3,750	1,250[23]	103.3500	09/24/2017		
	12,050	12,050[24]	90.8100	06/02/2018		
	8,645	25,935[25]	56.3100	06/08/2019		
	—	23,100[26]	78.1900	06/07/2020		
					23,054[27]	2,158,777

(a) The following table sets forth the vesting dates of the options and restricted stock included in these columns:

Name		Date	Number
F.W. Smith	[1]	07/09/2011	43,750
	[2]	06/02/2011	51,037
		06/02/2012	51,038
	[3]	06/08/2011	67,938
		06/08/2012	67,937
		06/08/2013	67,938
	[4]	06/07/2011	48,875
		06/07/2012	48,875
		06/07/2013	48,875
		06/07/2014	48,875
A.B. Graf, Jr.	[5]	07/09/2011	5,164
	[6]	01/14/2012	1,250
	[7]	06/02/2011	6,025
		06/02/2012	6,025
	[8]	06/08/2011	8,645
		06/08/2012	8,645
		06/08/2013	8,645
	[9]	06/07/2011	5,775
		06/07/2012	5,775
		06/07/2013	5,775
		06/07/2014	5,775
	[10]	06/02/2011	1,757
		06/07/2011	2,000
		06/08/2011	3,334
		07/09/2011	1,537
		06/02/2012	1,758
		06/07/2012	2,000
		06/08/2012	3,334
		06/07/2013	2,000
		06/08/2013	3,334
		06/07/2014	2,000
D.J. Bronczek	[11]	07/09/2011	6,885
	[12]	06/02/2011	8,032
		06/02/2012	8,033
	[13]	06/08/2011	11,639
		06/08/2012	11,639
		06/08/2013	11,639
	[14]	06/07/2011	7,693
		06/07/2012	7,694
		06/07/2013	7,694
		06/07/2014	7,694
	[15]	06/02/2011	2,259
		06/07/2011	2,571
		06/08/2011	4,284
		07/09/2011	1,976
		06/02/2012	2,259
		06/07/2012	2,571
		06/08/2012	4,284
		06/07/2013	2,571
		06/08/2013	4,284
		06/07/2014	2,572
T.M. Glenn	[16]	07/09/2011	5,164
	[17]	09/24/2011	1,250
	[18]	06/02/2011	6,025
		06/02/2012	6,025
	[19]	06/08/2011	8,645
		06/08/2012	8,645
		06/08/2013	8,645
	[20]	06/07/2011	5,775
		06/07/2012	5,775
		06/07/2013	5,775
		06/07/2014	5,775
	[21]	06/02/2011	1,757
		06/07/2011	2,000
		06/08/2011	3,334
		07/09/2011	1,537
		06/02/2012	1,758
		06/07/2012	2,000
		06/08/2012	3,334
		06/07/2013	2,000
		06/08/2013	3,334
		06/07/2014	2,000
R.B. Carter	[22]	07/09/2011	5,164
	[23]	09/24/2011	1,250
	[24]	06/02/2011	6,025
		06/02/2012	6,025
	[25]	06/08/2011	8,645
		06/08/2012	8,645
		06/08/2013	8,645
	[26]	06/07/2011	5,775
		06/07/2012	5,775
		06/07/2013	5,775
		06/07/2014	5,775
	[27]	06/02/2011	1,757
		06/07/2011	2,000
		06/08/2011	3,334
		07/09/2011	1,537
		06/02/2012	1,758
		06/07/2012	2,000
		06/08/2012	3,334
		06/07/2013	2,000
		06/08/2013	3,334
		06/07/2014	2,000

(b) Computed by multiplying the closing market price of FedEx's common stock on May 31, 2011 (which was $93.64) by the number of shares.

Option Exercises and Stock Vested During Fiscal 2011

The following table sets forth for each named executive officer certain information about stock options that were exercised and restricted stock that vested during the fiscal year ended May 31, 2011:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
F.W. Smith	437,500	23,335,839	—	—
A.B. Graf, Jr.	—	—	8,164	642,628
D.J. Bronczek	—	—	10,493	825,951
T.M. Glenn	31,250	1,665,756	8,164	642,628
R.B. Carter	—	—	8,164	642,628

(1) If the shares were sold immediately upon exercise, the value realized on exercise of the option is the difference between the actual sales price and the exercise price of the option. Otherwise, the value realized is the difference between the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the New York Stock Exchange) on the date of exercise and the exercise price of the option.

(2) Represents the fair market value of the shares on the vesting date.

Fiscal 2011 Pension Benefits

The following table sets forth for each named executive officer the present value of accumulated benefits at May 31, 2011, under FedEx's defined benefit pension plans. For information regarding benefits triggered by retirement under our stock option and restricted stock plans, see "— Potential Payments Upon Termination or Change of Control" below.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Fiscal 2011 ($)
F.W. Smith.	FedEx Corporation Employees' Pension Plan	39	1,296,682	—
	FedEx Corporation Retirement Parity Pension Plan	39	24,503,647	—
A.B. Graf, Jr.	FedEx Corporation Employees' Pension Plan	31	1,230,646	—
	FedEx Corporation Retirement Parity Pension Plan	31	10,165,019	—
D.J. Bronczek	FedEx Corporation Employees' Pension Plan	35	1,278,587	—
	FedEx Corporation Retirement Parity Pension Plan	35	12,489,259	—
T.M. Glenn	FedEx Corporation Employees' Pension Plan	30	1,102,570	—
	FedEx Corporation Retirement Parity Pension Plan	30	8,305,556	—
R.B. Carter	FedEx Corporation Employees' Pension Plan	18	570,116	—
	FedEx Corporation Retirement Parity Pension Plan	18	3,751,098	—

(1) These amounts were determined using assumptions (*e.g.*, for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended May 31, 2011. The benefits are expressed as lump sum amounts, even though the benefits using the traditional pension benefit formula under the Pension Plan (as defined below) are generally not payable as a lump sum distribution (only $1,000 or less may be distributed as a lump sum under the Pension Plan). The benefits using the Portable Pension Account formula under the Pension Plan may be paid as a lump sum.

The present value of the Pension Plan traditional pension benefit is equal to the single life annuity payable at the normal retirement date (age 60), or June 1, 2011, if the officer is past normal retirement age, converted based on an interest rate of 5.763% and the RP2000 Combined Blue Collar Mortality Table projected to 2018 and discounted to May 31, 2011, using an interest rate of 5.763%. The present value of the Parity Plan (as defined below) traditional pension benefit is equal to the single life annuity payable at the normal retirement age, or June 1, 2011, if the officer is past normal retirement age, converted based on an interest rate of 5% and United States Government-approved assumptions as to life expectancy and discounted to May 31, 2011, using an interest rate of 5.763%. The present value of the Portable Pension Account (discussed below) is equal to the officer's account balance at May 31, 2011, projected to normal retirement date, if applicable, based on an interest rate of 4% (compounded quarterly) and discounted to May 31, 2011, using an interest rate of 5.763%.

Overview of Pension Plans

FedEx maintains a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan (the "Pension Plan"). For 2011, the maximum compensation limit under a tax-qualified pension plan is $245,000. The Internal Revenue Code also limits the maximum annual benefits that may be accrued under a tax-qualified, defined benefit pension plan. In order to provide 100% of the benefits that would otherwise be denied certain management-level participants in the Pension Plan due to these limitations, FedEx also maintains a supplemental non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan (the "Parity Plan"). Benefits under the Parity Plan are general, unsecured obligations of FedEx.

Effective May 31, 2003, FedEx amended the Pension Plan and the Parity Plan to add a cash balance feature, which is called the Portable Pension Account. Eligible employees as of May 31, 2003, had the option to make a one-time election to accrue future pension benefits under either the cash balance formula or the traditional pension benefit formula. In either case, employees retained all benefits previously accrued under the traditional pension benefit formula and continued to receive the benefit of future compensation increases on benefits accrued as of May 31, 2003. Eligible employees hired after May 31, 2003, accrue benefits exclusively under the Portable Pension Account.

Beginning June 1, 2008, eligible employees who participate in the Pension Plan and the Parity Plan, including the named executive officers, accrue all future pension benefits under the Portable Pension Account. In addition, benefits previously accrued under the Pension Plan and the Parity Plan using the traditional pension benefit formula were capped as of May 31, 2008, and those benefits will be payable beginning at retirement. Effective June 1, 2008, each participant in the Pension Plan and the Parity Plan who was age 40 or older on that date and who has an accrued traditional pension benefit will receive a transition compensation credit, as described in more detail below. Employees who elected in 2003 to accrue future benefits under the Portable Pension Account will continue to accrue benefits under that formula.

The named executive officers also participate in the 401(k) Plan. Beginning January 1, 2008, the annual matching company contribution under the 401(k) Plan is a maximum of 3.5% of eligible earnings. Effective February 1, 2009, however, 401(k) company-matching contributions were suspended for all participants, including the named executive officers. We reinstated these contributions at 50% of previous levels (a maximum of 1.75% of eligible earnings) effective January 1, 2010, and fully restored these contributions effective January 1, 2011.

In order to provide 100% of the benefits that would otherwise be limited due to certain limitations imposed by United States tax laws, effective June 1, 2008, Parity Plan participants, including the named executive officers, received additional Portable Pension Account compensation credits equal to 3.5% of any eligible earnings above the maximum compensation limit for tax-qualified plans. Effective June 1, 2009, however, the additional compensation credit under the Parity Plan was suspended for all participants, including the named executive officers. We reinstated 50% of the additional Portable Pension Account compensation credit benefit effective June 1, 2010, and fully reinstated the benefit effective June 1, 2011 (the next such credit will be made as of May 31, 2012).

Normal retirement age for the majority of participants, including the named executive officers, under the Pension Plan and the Parity Plan is age 60. The traditional pension benefit under the Pension Plan for a participant who retires between the ages of 55 and 60 will be reduced by 3% for each year the participant receives his or her benefit prior to age 60.

Traditional Pension Benefit

Under the traditional pension benefit formula, the Pension Plan and the Parity Plan provide 2% of the average of the five calendar years (three calendar years for the Parity Plan) of highest earnings during employment multiplied by years of credited service for benefit accrual up to 25 years. Eligible compensation for the traditional pension benefit under the Pension Plan and the Parity Plan for the named executive officers includes salary and annual incentive compensation.

A named executive officer's capped accrued traditional pension benefit was calculated using his years of credited service as of either May 31, 2003 or May 31, 2008, depending on whether he chose to accrue future benefits under the cash balance formula or the traditional pension benefit formula in 2003, and his eligible earnings history as of May 31, 2008.

Portable Pension Account

The benefit under the Portable Pension Account is expressed as a notional cash balance account. For each plan year in which a participant is credited with a year of service, compensation credits are added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

Age + Service on May 31	Compensation Credit
Less than 55	5%
55-64	6%
65-74	7%
75 or over	8%

On May 31, 2010, the sum of age plus years of service for the named executive officers was as follows: Mr. Smith — 103; Mr. Graf — 86; Mr. Bronczek — 89; Mr. Glenn — 83; and Mr. Carter — 67. Eligible compensation under the Portable Pension Account feature for the named executive officers includes salary and annual incentive compensation. Messrs. Smith, Graf and Bronczek elected the Portable Pension Account feature in 2003. Messrs. Glenn and Carter began accruing benefits under the Portable Pension Account in fiscal 2009.

Transition compensation credits are an additional compensation credit percentage to be granted to participants in the Pension Plan and the Parity Plan who were age 40 or older on June 1, 2008, and who have an accrued benefit under the traditional pension benefit formula. For each plan year in which an eligible participant is credited with a year of service, transition compensation credits will be added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

Age + Service on May 31	Transition Compensation Credit*
Less than 55	2%
55-64	3%
65-74	4%
75 or over	5%

* For years of credited service over 25, transition compensation credits are 2% per year.

An eligible participant will receive transition compensation credits for five years (through May 31, 2013) or until he or she has 25 years of credited service, whichever is longer. For participants with 25 or more years of service, transition compensation credits are 2% per year and will cease as of May 31, 2013. An eligible participant's first transition compensation credit was added to his or her Portable Pension Account as of May 31, 2009.

Interest credits are added to a participant's Portable Pension Account benefit as of the end of each fiscal quarter (August 31, November 30, February 28 and May 31) after a participant accrues his or her first compensation credit. The May 31 interest credit is added prior to the May 31 compensation credit or transition compensation credit (or additional compensation credit under the Parity Plan). Interest credits are based on the Portable Pension Account notional balance and a quarterly interest-crediting rate, which is equal to the greater of (a) ¼ of the one-year Treasury constant maturities rate for April of the preceding plan year plus 0.25% and (b) 1% (¼ of 4%). The quarterly interest crediting rate, when compounded quarterly, cannot produce an annual rate greater than the average 30-year Treasury rate for April of the preceding plan year (or, if larger, such other rate as may be required for certain tax law purposes). In no event, however, will the quarterly interest crediting rate be less than 0.765%. Interest credits will continue to be added until the last day of the month before plan benefits are distributed. The quarterly interest-crediting rate for the plan year ended May 31, 2010, was 1%. The quarterly interest-crediting rate for the plan year ended May 31, 2011, was 1%.

Lump Sum Distribution

Upon a participant's retirement, the vested traditional pension benefit under the Pension Plan is payable as a monthly annuity. Upon a participant's retirement or other termination of employment, an amount equal to the vested Portable Pension Account notional balance under the Pension Plan is payable to the participant in the form of a lump sum payment or an annuity.

All Parity Plan benefits are paid as a single lump sum distribution as follows:

- For the portion of the benefit accrued under the Portable Pension Account formula, the lump sum benefit will be paid six months following the date of the participant's termination of employment; and
- For the portion of the benefit accrued under the traditional pension benefit formula, the lump sum benefit will be paid the later of the date the participant turns age 55 or six months following the date of the participant's termination of employment.

Taxes

Prior to May 1, 2010, FedEx paid the FICA taxes attributable to the Parity Plan benefit on behalf of the participant, and reimbursed the participant for any taxes resulting from the payment of such taxes. Under current law, Parity Plan benefits are subject to FICA taxes when they are definitely determinable. Benefits accrued under the Portable Pension Account formula are definitely determinable each year that a participant receives a compensation credit. Accordingly, to the extent the FICA taxes relate to the Portable Pension Account under the Parity Plan, they are due and the tax reimbursement payments were made as the benefits were accrued. Such payments to the named executive officers are included in the "All Other Compensation" column of the Summary Compensation Table.

Because the traditional pension benefit under the Parity Plan was capped as of May 31, 2008, such benefit became definitely determinable in calendar 2008. As a result, the entire present value of the Parity Plan traditional pension benefit of a participant, including each of the named executive officers, was subject to FICA taxes in calendar 2008. Accordingly, in fiscal 2009, FedEx made one-time payments for the FICA taxes relating to the traditional pension benefit under the Parity Plan and the related tax gross-up for all participants, including the named executive officers. Such payments to the named executive officers are included in the "All Other Compensation" column of the Summary Compensation Table.

Effective May 1, 2010, we discontinued tax reimbursement payments relating to benefits accrued under the Parity Plan.

Potential Payments Upon Termination or Change of Control

This section provides information regarding payments and benefits to the named executive officers that would be triggered by termination of the officer's employment (including resignation, or voluntary termination; severance, or involuntary termination; and retirement) or a change of control of FedEx.

Each of the named executive officers is an at-will employee and, as such, does not have an employment contract. In addition, if the officer's employment terminates for any reason other than retirement, death or permanent disability, any unvested stock options are automatically terminated and any unvested shares of restricted stock are automatically forfeited. Accordingly, there are no payments or benefits that are triggered by any termination event (including resignation and severance), other than retirement, death or permanent disability or termination after a change of control of FedEx.

Benefits Triggered by Retirement, Death or Permanent Disability — Stock Option and Restricted Stock Plans

Retirement. When an employee retires:

- for restricted shares granted prior to June 1, 2011, if retirement occurs at or after age 60, all restrictions applicable to the restricted shares held by the employee lapse on the later of the date of retirement or the first anniversary of the date of award of the restricted shares;
- for restricted shares granted on or after June 1, 2011, if retirement occurs at or after age 60, all restrictions applicable to the restricted shares held by the employee shall lapse on the date of retirement;
- if retirement occurs at or after age 55, but before age 60, the restrictions applicable to restricted shares held by the employee continue until the earlier of the specified expiration of the restriction period, the employee's permanent disability or the employee's death; and
- all of the employee's unvested stock options terminate.

For information regarding retirement benefits under our pension plans, see "— Fiscal 2011 Pension Benefits" above.

Death or Permanent Disability. When an employee dies or becomes permanently disabled:

- for restricted shares granted prior to June 1, 2011, all restrictions applicable to the restricted shares held by the employee lapse on the later of the termination date or the first anniversary of the date of award of the restricted shares;
- for restricted shares granted on or after June 1, 2011, all restrictions applicable to the restricted shares held by the employee shall lapse on the termination date; and
- all of the employee's unvested stock options immediately vest.

The following table quantifies for each named executive officer the value of his unvested restricted shares and stock options, the vesting of which would be accelerated upon death or permanent disability (assuming the officer died or became permanently disabled on May 31, 2011):

Benefits Triggered by Death or Permanent Disability

Name	Value of Unvested Restricted Shares ($)[1]	Value of Unvested Stock Options ($)[2]	Total ($)
F.W. Smith	—	10,917,687	10,917,687
A.B. Graf, Jr.	2,158,777	1,370,381	3,529,158
D.J. Bronczek	2,774,647	1,824,389	4,599,036
T.M. Glenn	2,158,777	1,359,150	3,517,927
R.B. Carter	2,158,777	1,359,150	3,517,927

(1) Computed by multiplying the closing market price per share of FedEx's common stock on May 31, 2011 (which was $93.64) by the number of unvested shares of restricted stock held by the officer as of May 31, 2011 (including 8,000 shares for each of Messrs. Graf, Glenn and Carter and 10,285 shares for Mr. Bronczek, which shares were granted on June 7, 2010, and could not otherwise immediately vest in connection with the officer's death or permanent disability prior to June 7, 2011).

(2) Represents the difference between the closing market price per share of FedEx's common stock on May 31, 2011 (which was $93.64) and the exercise price of each unvested option held by the officer as of May 31, 2011.

In addition, FedEx provides each named executive officer with:

- $1,500,000 of group term life insurance coverage;
- $500,000 of business travel accident insurance coverage for death or certain injuries suffered as a result of an accident while traveling on company business; and
- A supplemental long-term disability program, with a monthly benefit equal to 60% of the officer's basic monthly earnings (provided the officer continues to meet the definition of disability, these benefits generally continue until age 65).

Benefits Triggered by Change of Control or Termination after Change of Control — Stock Option and Restricted Stock Plans and Management Retention Agreements

Stock Option and Restricted Stock Plans. Our stock option plans provide that, in the event of a change of control (as defined in the plans), each holder of an unexpired option under any of the plans has the right to exercise such option without regard to the date such option would first be exercisable. Except with respect to stock options granted under FedEx's 2010 Omnibus Stock Incentive Plan, this right continues, with respect to holders whose employment with FedEx terminates following a change of control, for a period of twelve months after such termination or until the option's expiration date, whichever is sooner.

Our restricted stock plans provide that, in the event of a change of control (as defined in the plans), depending on the change of control event, either (i) the restricted shares will be canceled and FedEx shall make a cash payment to each holder in an amount equal to the product of the highest price per share received by the holders of FedEx's common stock in connection with the change of control multiplied by the number of restricted shares held or (ii) the restrictions applicable to any such shares will immediately lapse.

The following table quantifies for each named executive officer the value of his unvested restricted shares and stock options, the vesting of which would be accelerated upon a change of control (assuming that the change of control occurred on May 31, 2011, and that the highest price per share received by FedEx's stockholders in connection with the change of control was the closing market price on May 31, 2011, which was $93.64):

Benefits Triggered by Change of Control[1]

Name	Value of Unvested Restricted Shares ($)[2]	Value of Unvested Stock Options ($)[3]	Total ($)
F.W. Smith	—	10,917,687	10,917,687
A.B. Graf, Jr.	2,158,777	1,370,381	3,529,158
D.J. Bronczek	2,774,647	1,824,389	4,599,036
T.M. Glenn	2,158,777	1,359,150	3,517,927
R.B. Carter	2,158,777	1,359,150	3,517,927

(1) As discussed below, the officer is also entitled under his MRA (as defined below) to a two-year employment agreement upon a change of control and certain guaranteed compensation and benefits during the term of the two-year employment period.

(2) Computed by multiplying the closing market price per share of FedEx's common stock on May 31, 2011 (which was $93.64) by the number of unvested shares of restricted stock held by the officer as of May 31, 2011.

(3) Represents the difference between the closing market price per share of FedEx's common stock on May 31, 2011 (which was $93.64) and the exercise price of each unvested option held by the officer as of May 31, 2011.

Management Retention Agreements. FedEx has entered into Management Retention Agreements ("MRAs") with each of its executive officers, including the named executive officers. The purpose of the MRAs is to secure the executives' continued services in the event of any threat or occurrence of a change of control (as defined in the MRAs; such term has the same meaning as used in FedEx's equity compensation plans). The terms and conditions of the MRAs with the named executive officers are summarized below.

Term. Each MRA renews annually for consecutive one-year terms, unless FedEx gives at least thirty days', but not more than ninety days', prior notice that the agreement will not be extended. The non-extension notice may not be given at any time when the Board of Directors has knowledge that any person has taken steps reasonably calculated to effect a change of control of FedEx.

Employment Period. Upon a change of control, the MRA immediately establishes a two-year employment agreement with the executive officer. During the employment period, the officer's position (including status, offices, titles and reporting relationships), authority, duties and responsibilities may not be materially diminished.

Compensation. During the two-year employment period, the executive officer receives base salary (no less than his or her highest base salary over the twelve-month period prior to the change of control) and is guaranteed the same annual incentive compensation opportunities as in effect during the 90-day period immediately prior to the change of control. The executive officer also receives incentive (including long-term performance bonus) and retirement plan benefits, expense reimbursement, fringe benefits, office and staff support, welfare plan benefits and vacation benefits. These benefits must be no less than the benefits the officer had during the 90-day period immediately prior to the change of control.

Termination. The MRA terminates immediately upon the executive officer's death, voluntary termination or retirement. FedEx may terminate the MRA for disability, as determined in accordance with the procedures under FedEx's long-term disability benefits plan. Once disability is established, he or she receives 180 days' prior notice of termination. During the employment period, FedEx also may terminate the officer's employment for "cause" (which includes any act of dishonesty by the officer intended to result in substantial personal enrichment,

Changes to page 61:

Termination. The MRA terminates immediately upon the executive officer's death, voluntary termination or retirement. FedEx may terminate the MRA for disability, as determined in accordance with the procedures under FedEx's long-term disability benefits plan. Once disability is established, he or she receives 180 days' prior notice of termination. During the employment period, FedEx also may terminate the officer's ~~MRA~~ employment for "cause" (which includes any act of dishonesty by the officer intended to result in substantial personal enrichment, the conviction of the officer of a felony and certain material violations by the officer of his or her obligations under the MRA).

the conviction of the officer of a felony and certain material violations by the officer of his or her obligations under the MRA).

Benefits for Qualifying Termination. A "qualifying termination" is a termination of the executive's employment by FedEx other than for cause, disability or death or by the officer for "good reason" (principally relating to a material diminution in the officer's authority, duties or responsibilities or a material failure by FedEx to compensate the officer as provided in the MRA).

In the event of a qualifying termination, the executive officer will receive a lump sum cash payment equal to two times his or her base salary (the highest annual rate in effect during the twelve-month period prior to the date of termination) *plus* two times target annual incentive compensation. The payments will be made to the officer on the date that is six months after his or her date of termination (or, if earlier than the end of such six-month period, within 30 days following the date of the executive's death). In addition, the executive officer will receive 18 months of continued coverage of medical, dental and vision benefits.

An executive officer's benefits under the MRA will be reduced to the largest amount that would result in none of the MRA payments being subject to any excise tax. If the Internal Revenue Service otherwise determines that any MRA benefits are subject to excise taxes, the executive officer is required to repay FedEx the minimum amount necessary so that no excise taxes are payable.

In exchange for these benefits, the executive officer has agreed that, for the one-year period following his or her termination, he or she will not own, manage, operate, control or be employed by any enterprise that competes with FedEx or any of its affiliates.

The following table quantifies for each named executive officer the payments and benefits under his MRA triggered by a qualifying termination of the officer immediately following a change of control (assuming that the change of control and qualifying termination occurred on May 31, 2011, and that the highest price per share received by FedEx's stockholders in connection with the change of control was the closing market price of FedEx's common stock on May 31, 2011, which was $93.64):

Payments and Benefits Triggered by Qualifying Termination after Change of Control

Name	Lump Sum Cash Payment – 2x Base Salary and 2x Target Annual Bonus ($)	Health Benefits ($)	Total ($)
F.W. Smith	5,685,876	52,371	5,738,247
A.B. Graf, Jr.	3,314,572	23,317	3,337,889
D.J. Bronczek	3,640,944	22,452	3,663,396
T.M. Glenn	3,059,714	23,296	3,083,010
R.B. Carter	2,801,208	20,047	2,821,255

DIRECTORS' COMPENSATION

Outside Directors' Compensation

During fiscal 2011, non-management (outside) directors were paid:

- a quarterly retainer of $19,375 for the first and second quarters and a quarterly retainer of $20,000 for the third and fourth quarters;
- $2,000 for each in-person Board meeting attended; and
- $2,000 for each in-person committee meeting attended.

Outside directors who attended a Board or committee meeting telephonically were paid 75% of the applicable in-person meeting fee.

For fiscal 2011, chairpersons of the Compensation, Nominating & Governance and Information Technology Oversight Committees were paid an additional annual fee of $13,500. The Audit Committee chairperson was paid an additional annual fee of $22,500. Each outside director who was elected at the 2010 annual meeting received a stock option for 4,600 shares of common stock.

Frederick W. Smith, the only director who is also a FedEx employee, receives no additional compensation for serving as a director.

The Compensation Committee annually reviews director compensation, including, among other things, comparing FedEx's director compensation practices with those of other companies with annual revenues between $20 billion and $70 billion. Before making a recommendation regarding director compensation to the Board, the Compensation Committee considers that the directors' independence may be compromised if compensation exceeds appropriate levels or if FedEx enters into other arrangements beneficial to the directors.

Retirement Plan for Outside Directors

In July 1997, the Board of Directors of FedEx Express (FedEx's predecessor) voted to freeze the Retirement Plan for Outside Directors (that is, no further benefits would be earned under this plan). Concurrent with the freeze, the Board amended the plan to accelerate the vesting of the benefits for each outside director who was not yet vested under the plan. This plan is unfunded and any benefits under the plan are general, unsecured obligations of FedEx. Once all benefits are paid from the plan, it will be terminated.

The retirement benefit under the plan is based on the annual retainer fee for outside directors at the time the plan was frozen ($40,000) and the years of service of an outside director on the Board at that time. The benefit is calculated as an annual amount equal to 10% for each year of service up to 100% of the annual retainer fee at the time the plan was frozen. For example, an outside director with two years of credited service has an annual benefit equal to $8,000 (20% of $40,000), and an outside director with ten or more years of credited service has an annual benefit equal to $40,000 (100% of $40,000).

An outside director's annual benefit is payable for no less than ten years and no more than fifteen years based on the director's years of credited service. Under the plan, an outside director with ten or fewer years of credited service is entitled to ten years of payments, and an outside director with fifteen or more years of credited service is entitled to fifteen years of payments (no outside director entitled to benefits under the plan had between eleven and fourteen years of credited service). For example, an outside director with nine years of credited service is entitled to receive payments of $36,000 ($40,000 x 90%) for ten years. An outside director with fifteen years of service is entitled to receive payments of $40,000 for fifteen years.

An outside director covered under the plan was entitled to a retirement benefit beginning as of the first day of the fiscal quarter of FedEx next following the date of termination of his or her directorship or the date such director attains age 60, whichever was later. This benefit was the annual amount, calculated as set forth above, payable at the director's election either as a lump sum distribution (computed based on the applicable discount rate in effect as of the date of distribution under the Pension Plan) or in quarterly installments for the applicable number of years based on the director's years of credited service.

The lump sum benefit payable under the plan was previously calculated based on the interest rate assumption used in the Pension Plan (which was an index of 30-year Treasury rates). Federal law requires the use of a higher interest rate assumption for lump sum payments under the Pension Plan beginning on June 1, 2008. In order to prevent a significant reduction of the lump sum benefit payable to the directors still covered by the plan and avoid adverse tax consequences under United States tax law, in September 2008 the Board of Directors amended and restated the Retirement Plan for Outside Directors to maintain the use of an index of 30-year Treasury rates as the plan's interest rate assumption (*i.e.*, the interest rate assumption used under the Parity Plan). This amendment only applies to directors who retire after December 31, 2008, and eliminated the option to receive quarterly installment payments.

As a result, the plan benefit payable to the four individuals who served on the Board during fiscal 2011 who have not yet received any plan benefits shall be paid only as a single lump sum distribution. The amount of the distribution shall be equal to the lump sum present value of the director's quarterly installment payments determined as set forth above, computed based on the applicable discount rate in effect as of the date of distribution under the Parity Plan. The lump sum distribution is payable on or before the fifteenth business day of the month immediately following the later of the date of the director's retirement or the date he or she attains age 60. In the event of the outside director's death, his or her surviving spouse shall be entitled to receive the lump sum payment.

The following table sets forth for each person entitled to receive future benefits under the plan who served on the Board during fiscal 2011, his or her years of credited service and the amount payable to him or her assuming a hypothetical retirement date of June 1, 2011 (or September 27, 2010, with respect to Judith L. Estrin, or September 26, 2011, with respect to Mr. Hyde). Ms. Estrin retired from the Board of Directors immediately before the 2010 annual meeting, and in accordance with the terms of the plan, her benefit will not be payable until she attains age 60. Mr. Hyde is retiring from the Board of Directors immediately before this year's annual meeting. The amount shown for Mr. Hyde is the amount he will be paid upon his retirement.

Name	Years of Credited Service	Lump Sum Payment Amount ($)
J.L. Estrin	10	278,907[(1)]
J.R. Hyde, III	15	441,597
J.I. Smith	9	292,825
P.S. Walsh	2	54,768[(1)]

(1) Discounted from the age 60 normal retirement date provided for in the plan.

Fiscal 2011 Director Compensation

The following table sets forth information regarding the compensation of FedEx's non-employee (outside) directors for the fiscal year ended May 31, 2011:

Name	Fees Earned or Paid in Cash ($)[1]	Option Awards ($)[2][3]	All Other Compensation ($)	Total ($)
J.L. Barksdale	128,250	129,488	—	257,738
J.A. Edwardson	131,750	129,488	—	261,238
J.L. Estrin[4]	38,624	—	3,362	41,986
J.R. Hyde, III	102,250	129,488	—	231,738
S.A. Jackson	128,250	129,488	—	257,738
S.R. Loranger	123,750	129,488	—	253,238
G.W. Loveman	116,750	129,488	—	246,238
S.C. Schwab	102,250	129,488	—	231,738
J.I. Smith	107,250	129,488	—	236,738
D.P. Steiner	107,750	129,488	—	237,238
P.S. Walsh	103,750	129,488	—	233,238

(1) Includes meeting fees, quarterly retainer payments and committee chairperson fees (as applicable). See "— Outside Directors' Compensation" above.

(2) On September 27, 2010, each outside director elected at the 2010 annual meeting received a stock option for 4,600 shares of common stock. The grant date fair value of each such option, computed in accordance with FASB ASC Topic 718, was $129,488. Assumptions used in the calculation of these amounts are included in note 9 to our audited consolidated financial statements for the fiscal year ended May 31, 2011, included in our Annual Report on Form 10-K for fiscal 2011. Stock options granted to the outside directors generally vest fully one year after the grant date.

(3) The following table sets forth the aggregate number of outstanding stock options held by each current or former outside director listed in the above table as of May 31, 2011:

Name	Options Outstanding
J.L. Barksdale	42,640
J.A. Edwardson	50,640
J.L. Estrin	54,040
J.R. Hyde, III	50,640
S.A. Jackson	29,640
S.R. Loranger	24,240
G.W. Loveman	13,400
S.C. Schwab	15,440
J.I. Smith	47,640
D.P. Steiner	11,040
P.S. Walsh	50,640

(4) Judith Estrin retired as a director immediately before the 2010 annual meeting. The amount in the "All Other Compensation" column for Ms. Estrin is for a tax reimbursement payment relating to her retirement gift.

PROPOSAL 2 — AMENDMENT TO CERTIFICATE OF INCORPORATION IN ORDER TO ALLOW STOCKHOLDERS TO CALL SPECIAL MEETINGS

The Board of Directors recommends that the stockholders approve an amendment to FedEx's Second Amended and Restated Certificate of Incorporation in order to allow holders of 20% or more of FedEx's common stock to call a special meeting of stockholders (subject to the conditions set forth in FedEx's Bylaws, as described below).

FedEx's Certificate of Incorporation currently provides that only the Board of Directors may call a special stockholders' meeting. The stockholders are asked to approve an amendment to Article Twelfth of the Certificate of Incorporation to remove this restriction by deleting the second sentence of Article Twelfth as follows:

> "ARTICLE TWELFTH: Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. ~~Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.~~"

The Board of Directors has approved amendments to Article II, Sections 5 and 11 of FedEx's Amended and Restated Bylaws to provide stockholders with the right to call a special meeting of stockholders. In particular, subject to the notice, information and other requirements set forth in Article II, Section 5 of the Bylaws, a special meeting of stockholders may be called upon receipt of a written request from holders of 20% or more of FedEx's common stock. Shares subject to hedging transactions will not be included toward the required 20% threshold. The written request must include information and representations regarding, among other things: (1) the identity of the requesting stockholders and the beneficial owners, if any, on whose behalf a request is made; (2) the specific purpose or purposes of the special meeting and the matters proposed to be considered at such meeting; (3) any material interest a requesting stockholder or beneficial owner on whose behalf a request is made may have in the business proposed to be conducted; and (4) the number of a requesting stockholder's shares that are subject to hedging transactions. A special meeting request will not be valid (and thus the special stockholders' meeting requested thereby will not be held) if the stated business is not a proper subject for stockholder action under applicable law or the request is received during the period commencing 90 days prior to the first anniversary of the preceding year's annual stockholders' meeting and ending on the date of the current year's annual meeting of stockholders.

The foregoing description of the amendments to Article II, Sections 5 and 11 of FedEx's Bylaws does not purport to be complete and is qualified by and subject to the full text of such amendments, which is attached to this proxy statement as *Appendix B*. The amendments to Article II, Sections 5 and 11 of the Bylaws will be effective only upon the approval by the stockholders of the proposed amendment to Article Twelfth of the Certificate of Incorporation.

Vote Required for Approval

The affirmative vote of at least a majority of the shares of FedEx common stock outstanding on the record date is required for the approval of the amendment to FedEx's Certificate of Incorporation to delete the provision that special meetings of stockholders may be called only by the Board of Directors. Abstentions will have the same effect as votes against the proposal.

If the amendment is approved by our stockholders, the Board of Directors will amend and restate FedEx's Second Amended and Restated Certificate of Incorporation to reflect the amendment to Article Twelfth, and the resulting Third Amended and Restated Certificate of Incorporation will be filed with the Secretary of State of the State of Delaware shortly after the annual meeting.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

Changes to page 66:

Vote Required for Approval

The affirmative vote of at least a majority of the ~~outstanding~~ shares of FedEx common stock ~~entitled to vote~~ outstanding on the record date is required for the approval of the amendment to FedEx's Certificate of Incorporation to delete the provision ~~that provides~~ that special meetings of stockholders may be called only by the Board of Directors. Abstentions will have the same effect as votes against the proposal.

EQUITY COMPENSATION PLANS

Equity Compensation Plans Approved by Stockholders

Stockholders approved FedEx's 1993, 1995, 1997, 1999 and 2002 Stock Incentive Plans, as amended, FedEx's Incentive Stock Plan, as amended, and FedEx's 2010 Omnibus Stock Incentive Plan. Although options are still outstanding under the 1993, 1995, 1997 and 1999 plans, no shares are available under these plans for future grants.

Equity Compensation Plans Not Approved by Stockholders

FedEx's 2001 Restricted Stock Plan, as amended, was approved by the Board of Directors, but was not approved by the stockholders. The 2001 Restricted Stock Plan was terminated in September 2010, and no further grants may be made under this plan, although there are still unvested restricted share awards outstanding under the plan. Under the terms of this plan, key employees received restricted shares of common stock as determined by the Compensation Committee. Only treasury shares were issued under this plan. Holders of restricted shares are entitled to vote such shares and to receive any dividends paid on FedEx common stock.

In connection with its acquisition of Caliber System, Inc. in January 1998, FedEx assumed Caliber's officers' deferred compensation plan. This plan was approved by Caliber's board of directors, but not by Caliber's or FedEx's stockholders. Following FedEx's acquisition of Caliber, Caliber stock units under the plan were converted to FedEx common stock equivalent units. In addition, the employer's 50% matching contribution on compensation deferred under the plan was made in FedEx common stock equivalent units. Subject to the provisions of the plan, distributions to participants with respect to their stock units may be paid in shares of FedEx common stock on a one-for-one basis. Effective January 1, 2003, no further deferrals or employer matching contributions will be made under the plan. Participants may continue to acquire FedEx common stock equivalent units under the plan, however, pursuant to dividend equivalent rights.

Summary Table

The following table sets forth certain information as of May 31, 2011, with respect to compensation plans under which shares of FedEx common stock may be issued.

Equity Compensation Plan Information

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in the First Column)
Equity compensation plans approved by stockholders	20,163,163[1]	$81.20	12,964,234[2]
Equity compensation plans not approved by stockholders	4,122[3]	N/A	—
Total	20,167,285	$81.20	12,964,234

(1) Represents shares of common stock issuable upon exercise of outstanding options granted under FedEx's stock option plans. This number does not include: (a) 4,280 shares of common stock issuable under a retirement plan assumed by FedEx for former non-employee directors of Caliber System, Inc.; and (b) 6,377 shares of common stock issuable under stock credit plans assumed by FedEx in the Caliber acquisition.

FedEx cannot make any additional awards under these assumed plans, but additional FedEx common stock equivalent units may be issued to current participants under the assumed stock credit plans pursuant to dividend equivalent rights.

(2) Includes 5,328,567 option shares available for future grants under FedEx's Incentive Stock Plan and 2002 Stock Incentive Plan, 35,667 shares available for future restricted stock grants under FedEx's Incentive Stock Plan, and 7,600,000 shares available for equity grants under FedEx's 2010 Omnibus Stock Incentive Plan (no more than 1,000,000 of the shares available under the 2010 Omnibus Stock Incentive Plan may be used for full-value awards).

(3) Represents shares of FedEx common stock issuable pursuant to the officers' deferred compensation plan assumed by FedEx in the Caliber acquisition as described under "— Equity Compensation Plans Not Approved by Stockholders" above.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee assists the Board of Directors in its oversight of FedEx's financial reporting process. The Audit Committee's responsibilities are more fully described in its charter, which is available on the FedEx Web site at *http://ir.fedex.com/com_charters.cfm*.

Management has the primary responsibility for the financial statements and the financial reporting process, including internal control over financial reporting. FedEx's independent registered public accounting firm is responsible for performing an audit of FedEx's consolidated financial statements and expressing an opinion on the fair presentation of those financial statements in conformity with United States generally accepted accounting principles. The independent registered public accounting firm also is responsible for performing an audit of and expressing an opinion on the effectiveness of FedEx's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited consolidated financial statements for the fiscal year ended May 31, 2011, including a discussion of, among other things:

- the acceptability and quality of the accounting principles;
- the reasonableness of significant accounting judgments and critical accounting policies and estimates;
- the clarity of disclosures in the financial statements; and
- the adequacy and effectiveness of FedEx's financial reporting procedures, disclosure controls and procedures and internal control over financial reporting, including management's assessment and report on internal control over financial reporting.

The Audit Committee also discussed with the Chief Executive Officer and Chief Financial Officer of FedEx their respective certifications with respect to FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2011.

The Audit Committee reviewed and discussed with the independent registered public accounting firm the audited consolidated financial statements for the fiscal year ended May 31, 2011, the firm's judgments as to the acceptability and quality of FedEx's accounting principles and such other matters as are required to be discussed with the Audit Committee under the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"), including those matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the PCAOB in Rule 3200T. The Audit Committee also reviewed and discussed with the independent registered public accounting firm their audit of the effectiveness of FedEx's internal control over financial reporting.

In addition, the Audit Committee received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and discussed with the independent registered public accounting firm the firm's independence.

The Audit Committee discussed with FedEx's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditor and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of FedEx's internal controls and the overall quality of FedEx's financial reporting.

In reliance on the reviews and discussions referred to above, and the receipt of unqualified opinions from Ernst & Young LLP dated July 12, 2011, with respect to the consolidated financial statements of FedEx as of and for the fiscal year ended May 31, 2011, and with respect to the effectiveness of FedEx's internal control over financial reporting, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2011, for filing with the Securities and Exchange Commission.

Audit Committee Members

John A. Edwardson – *Chairman*
Gary W. Loveman
Joshua I. Smith
David P. Steiner

AUDIT AND NON-AUDIT FEES

The following table sets forth fees for services Ernst & Young LLP provided to FedEx during fiscal 2011 and 2010:

	2011	2010
Audit fees	$12,090,000	$11,571,000
Audit-related fees	684,000	972,000
Tax fees	354,000	322,000
All other fees	922,000	86,000
Total	$14,050,000	$12,951,000

- *Audit Fees.* Represents fees for professional services provided for the audit of FedEx's annual financial statements, the audit of FedEx's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, the review of FedEx's quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.
- *Audit-Related Fees.* Represents fees for assurance and other services related to the audit of FedEx's financial statements. The fees for fiscal 2011 were for benefit plan audits and international accounting and reporting compliance. The fees for fiscal 2010 were primarily for benefit plan audits.
- *Tax Fees.* Represents fees for professional services provided primarily for domestic and international tax compliance and advice. Tax compliance and preparation fees totaled $137,000 and $169,000 in fiscal 2011 and 2010, respectively.
- *All Other Fees.* Represents fees for products and services provided to FedEx not otherwise included in the categories above. The fees for fiscal 2011 were primarily for third-party data management risk assessments and information technology risk and other advisory services. The amounts shown for fiscal 2010 include fees for information technology risk advisory services and online technical resources.

FedEx's Audit Committee has determined that the provision of non-audit services by Ernst & Young is compatible with maintaining Ernst & Young's independence.

PROPOSAL 3 — RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Independent Registered Public Accounting Firm

Ernst & Young LLP audited FedEx's annual financial statements for the fiscal year ended May 31, 2011, and FedEx's internal control over financial reporting as of May 31, 2011. The Audit Committee has appointed Ernst & Young to be FedEx's independent registered public accounting firm for the fiscal year ending May 31, 2012. The stockholders are asked to ratify this appointment at the annual meeting. Representatives of Ernst & Young will be present at the meeting to respond to appropriate questions and to make a statement if they so desire.

Policies Regarding Independent Auditor

The Audit Committee is directly responsible for the appointment, compensation and oversight of the independent registered public accounting firm. To help ensure the independence of the independent registered public accounting firm, the Audit Committee has adopted two policies: the Policy on Engagement of Independent Auditor; and the Policy on Hiring Certain Employees and Partners of the Independent Auditor.

Pursuant to the Policy on Engagement of Independent Auditor, the Audit Committee preapproves all audit services and non-audit services to be provided to FedEx by its independent registered public accounting firm. The Audit Committee may delegate to one or more of its members the authority to grant the required approvals, provided that any exercise of such authority is presented at the next Audit Committee meeting.

The Audit Committee may preapprove for up to one year in advance the provision of particular types of permissible routine and recurring audit-related, tax and other non-audit services, in each case described in reasonable detail and subject to a specific annual monetary limit also approved by the Audit Committee. The Audit Committee must be informed about each such service that is actually provided. In cases where a service is not covered by one of those approvals, the service must be specifically preapproved by the Audit Committee no earlier than one year prior to the commencement of the service.

Each audit or non-audit service that is approved by the Audit Committee (excluding tax services performed in the ordinary course of FedEx's business and excluding other services for which the aggregate fees are expected to be less than $25,000) will be reflected in a written engagement letter or writing specifying the services to be performed and the cost of such services, which will be signed by either a member of the Audit Committee or by an officer of FedEx authorized by the Audit Committee to sign on behalf of FedEx.

The Audit Committee will not approve any prohibited non-audit service or any non-audit service that individually or in the aggregate may impair, in the Audit Committee's opinion, the independence of the independent registered public accounting firm.

In addition, FedEx's independent registered public accounting firm may not provide any services, including financial counseling and tax services, to any FedEx officer, Audit Committee member or FedEx managing director (or its equivalent) in the Finance department or to any immediate family member of any such person. The Policy on Engagement of Independent Auditor is available on FedEx's Web site at *http://ir.fedex.com/documentdisplay.cfm?DocumentID=122*.

Pursuant to the Policy on Hiring Certain Employees and Partners of the Independent Auditor, FedEx will not hire a person who is concurrently a partner or other professional employee of the independent registered public accounting firm or, in certain cases, an immediate family member of such a person. Additionally, FedEx will not hire a former partner or professional employee of the independent registered public accounting firm in an accounting role or a financial reporting oversight role if he or she remains in a position to influence the independent registered public accounting firm's operations or policies, has capital balances in the independent registered public accounting firm or maintains certain other financial arrangements with the independent registered public accounting firm. FedEx will not hire a former member of the independent registered public accounting firm's audit engagement team (with certain exceptions) in a financial reporting oversight role without waiting for a required "cooling-off" period to elapse.

FedEx's Executive Vice President and Chief Financial Officer will approve any hire who was employed during the preceding three years by the independent registered public accounting firm, and will annually report all such hires to the Audit Committee.

Vote Required For Ratification

The Audit Committee is responsible for selecting FedEx's independent registered public accounting firm. Accordingly, stockholder approval is not required to appoint Ernst & Young as FedEx's independent registered public accounting firm for fiscal year 2012. The Board of Directors believes, however, that submitting the appointment of Ernst & Young to the stockholders for ratification is a matter of good corporate governance. If the stockholders do not ratify the appointment, the Audit Committee will review its future selection of the independent registered public accounting firm.

The ratification of the appointment of Ernst & Young as FedEx's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSAL 4 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Securities and Exchange Commission rules, we are asking stockholders to approve, on a non-binding basis, the following advisory resolution at the annual meeting:

"RESOLVED, that the compensation paid to FedEx's named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative discussion, is hereby APPROVED."

This advisory vote is not intended to address any specific element of executive compensation, but instead is intended to address the overall compensation of the named executive officers as disclosed in this proxy statement.

Our executive compensation program is designed not only to retain and attract highly qualified and effective executives, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders and reward them for doing so. Accordingly, our Board of Directors and Compensation Committee believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. As more fully discussed in the Compensation Discussion and Analysis beginning on page 26:

- Annual and long-term incentive payments and stock options represent a significant portion of our executive compensation program. This variable compensation is "at risk" and directly dependent upon the achievement of pre-established corporate goals or stock price appreciation. In fiscal 2011, 89% of the Chairman, President and Chief Executive Officer's target total direct compensation consisted of variable, at-risk components. With respect to the other named executive officers, 57%-58% of their fiscal 2011 target total direct compensation consisted of variable, at-risk components.

- Annual bonus payments for fiscal 2011 were tied to meeting aggressive business plan goals for consolidated pre-tax income. For fiscal 2011, the named executive officers received only partial annual bonus payouts that were lower than the prior year's, even though consolidated pre-tax income increased by 20% year over year.

- Long-term incentive payouts are tied to meeting aggregate earnings-per-share goals over a three-fiscal-year period. There were no long-term incentive payouts for fiscal 2011 because of the significant negative impact of the global recession on our financial performance over the past three years.

- The Chairman, President and Chief Executive Officer's fiscal 2011 compensation decreased by 2% from fiscal 2010 (as set forth in the Summary Compensation Table on page 45), while FedEx's stock price increased 12.2% during fiscal 2011.

- The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options will yield value to the executive only if the stock price appreciates.

- Our stock ownership goal effectively promotes meaningful and significant stock ownership by our named executive officers and further aligns their interests with those of our stockholders. As of August 1, 2011, each named executive officer exceeded the stock ownership goal.

We urge you to read the Compensation Discussion and Analysis, as well as the Summary Compensation Table and related compensation tables and narrative appearing on pages 45 through 62, which provide detailed information on our compensation philosophy, policies and practices and the compensation of our named executive officers.

Change to page 73:

- Annual and long-term incentive payments and stock options represent a significant portion of our executive compensation program. This variable compensation is "at risk" and directly dependent upon the achievement of pre-established corporate goals or stock price appreciation. In fiscal 2011, 89% of the Chairman, President and ~~CEO~~ Chief Executive Officer's target total direct compensation consisted of variable, at-risk components. With respect to the other named executive officers, 57%-58% of their fiscal 2011 target total direct compensation consisted of variable, at-risk components.

Effect of the Proposal

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is not binding on FedEx, the Board of Directors or the Compensation Committee. The vote on this proposal will, therefore, not affect any compensation already paid or awarded to any named executive officer and will not overrule any decisions made by the Board of Directors or the Compensation Committee. Because we highly value the opinions of our stockholders, however, the Board of Directors and the Compensation Committee will consider the results of this advisory vote when making future executive compensation decisions.

Vote Required for Approval

The affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote is required to approve this proposal.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSAL 5 — ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

In addition to providing our stockholders with the opportunity to cast an advisory vote on the compensation of our named executive officers, we also are seeking a non-binding, advisory vote on how frequently the advisory vote on executive compensation should be presented to stockholders, as required by Securities and Exchange Commission rules. You may vote to have the advisory vote on executive compensation held every year, every two years or every three years, or you may abstain from voting.

The Board of Directors recommends holding the advisory vote on executive compensation every year. An annual vote would provide us with timely feedback from our stockholders on executive compensation matters. An annual advisory vote is also consistent with our Compensation Committee's practice of conducting an in-depth review of executive compensation philosophy and practices each year.

Effect of the Proposal

The vote on this proposal is advisory and non-binding, and the final decision with respect to the frequency of future advisory votes on executive compensation remains with the Board of Directors. Although the vote on this proposal is non-binding, the Board of Directors and the Compensation Committee highly value the opinions of our stockholders and, accordingly, will take into account the outcome of this vote in considering the frequency of future advisory votes on executive compensation. In accordance with Securities and Exchange Commission rules, stockholders will have the opportunity at least every six years to recommend the frequency of future advisory votes on executive compensation.

Vote Required for Approval

Stockholders will be able to specify one of four choices for this proposal on the proxy card: holding the advisory vote on named executive officer compensation every one year, every two years or every three years, or abstaining. Stockholders are not voting to approve or disapprove the Board's recommendation. The option of one year, two years or three years that receives the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote will be the frequency for the advisory vote on executive compensation selected by our stockholders. In the absence of a majority of votes cast in support of any one frequency, the option of one year, two years or three years that receives the greatest number of votes will be considered the frequency selected by our stockholders.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR CONDUCTING FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION EVERY YEAR.

PROPOSAL 6 — STOCKHOLDER PROPOSAL: INDEPENDENT BOARD CHAIRMAN

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue, N.W., Washington, D.C. 20001, the beneficial owner of 176 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"**RESOLVED:** That shareholders of FedEx Corporation ("FedEx" or "Company") ask the Board of Directors to adopt a policy that the Board's chairman be an independent director, as defined by the rules of the New York Stock Exchange, who has not previously served as an executive officer of FedEx. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: We believe that a board of directors is less likely to provide rigorous independent oversight of management if the chairman is the CEO, as is the case with FedEx.

FedEx founder Fred Smith has held the positions of Chairman and CEO since 1977. We believe this leadership structure has allowed Smith to exert a dominant influence over the Board, impeding its ability to ensure that management acts strictly in FedEx's best interests.

FedEx's Board does not have a lead director, and we believe the Board's composition exacerbates the need for an independent Chairman. Specifically:

- Half of the Board will have served together as FedEx directors for over a decade, including the Chair of the Nominating and Governance Committee and a member of that committee who is a former FedEx Express executive.

- FedEx discloses transactions, relationships and arrangements that could potentially compromise the independence of four non-management directors, including the Chairs of the Audit and Compensation Committees.

- Three non-management directors, including the Chair of the Compensation Committee, are CEOs of large public companies and another director serves on four other public company boards in addition to her regular employment.

(FedEx 2010 Proxy Statement)

We believe that Smith's compensation package raises further concern about the Board's effective independent oversight on behalf of shareholders. Stock options that lack performance hurdles comprised between 43 and 56 percent of Smith's targeted total direct compensation in each of fiscal years 2007-2010, and he realized approximately $83 million from option exercises over that time period, according to FedEx's 2007-2010 Proxy Statements.

We also believe that the lack of effective independent Board oversight is demonstrated by it allowing FedEx Ground to pursue a questionable business tactic of classifying drivers as "independent contractors," which has exposed FedEx to substantial legal and financial risks. FedEx Ground is involved in approximately 50 class-action lawsuits and approximately 40 state tax and other administrative proceedings challenging its treatment of drivers as independent contractors, according to FedEx's 2010 10-K.

We urge your support **FOR** this proposal."

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

FedEx and its stockholders are best served by having Mr. Frederick W. Smith, FedEx's founder and Chief Executive Officer, serve as Chairman of the Board of Directors. FedEx's Bylaws provide that the Chairman of the Board of Directors shall be the Chief Executive Officer, unless the Board decides otherwise. This approach provides the Board with the necessary flexibility to determine whether the positions should be held by the same person or by separate persons based on the leadership needs of FedEx at any particular time. Adopting a policy to restrict the Board's discretion in selecting the Chairman of the Board, as well as restricting the ability to combine the positions of Chairman and CEO, would deprive the Board of the ability to select the most qualified and appropriate individual to lead the Board as Chairman. The Board has given careful consideration to separating the roles of Chairman and Chief Executive Officer and has determined that FedEx and its stockholders are best served by having Mr. Smith, FedEx's founder, serve as both Chairman of the Board of Directors and Chief Executive Officer. Mr. Smith's combined role as Chairman and Chief Executive Officer promotes unified leadership and direction for the Board and executive management and it allows for a single, clear focus for the chain of command to execute FedEx's strategic initiatives and business plans.

Mr. Smith has served as both Chairman of the Board and Chief Executive Officer of FedEx since 1977. Mr. Smith is the pioneer of the express transportation industry and his record of innovation, achievement and leadership speaks for itself. Under Mr. Smith's leadership, FedEx has become one of the most trusted and respected brands in the world. For ten consecutive years FedEx has ranked in the top 20 in *FORTUNE* magazine's "World's Most Admired Companies" list, rising to number 8 on the most recent 2011 list. Mr. Smith has been named one of the top 30 chief executives in the world by *Barron's* magazine for four consecutive years. Under Mr. Smith's leadership, FedEx has also experienced strong long-term financial growth and stockholder return. FedEx's compound annual growth rates for revenue, earnings per share and stock price since its initial public offering in 1978 are approximately 18%, 10% and 16%, respectively. The Board of Directors believes that our stockholders have been well served by having Mr. Smith act as both Chairman and Chief Executive Officer.

FedEx's strong and independent Board of Directors effectively oversees our management and provides vigorous oversight of FedEx's business and affairs. The Board of Directors is composed of independent, active and effective directors. Over the past five years, we have added several highly qualified, independent directors to the Board, including: Steven R. Loranger, the CEO of ITT Corporation; Gary W. Loveman, the CEO of Caesars Entertainment; Ambassador Susan C. Schwab, former U.S. Trade Representative; and David P. Steiner, the CEO of Waste Management. Nine out of our ten directors standing for reelection meet the independence requirements of the New York Stock Exchange, the Securities and Exchange Commission and the Board's standards for determining director independence. In addition, the Board of Directors proposes that two new independent directors be elected to the Board at this annual meeting. Mr. Smith is the only member of executive management who is also a director.

Requiring that the Chairman of the Board be an independent director is not necessary to ensure that our Board provides independent and effective oversight of FedEx's business and affairs. Such oversight is maintained at FedEx through the composition of our Board, the strong leadership and engagement of our independent directors and Board committees, and our highly effective corporate governance structures and processes already in place.

The Board of Directors and its committees vigorously oversee the effectiveness of management policies and decisions, including the execution of key strategic initiatives. Each of the Board's Audit, Compensation, and Nominating & Governance Committees is composed entirely of independent directors. Consequently, independent directors directly oversee such critical matters as the integrity of FedEx's financial statements, the compensation of executive management, including Mr. Smith's compensation, the selection and evaluation of directors, and the development and implementation of corporate governance programs. The Compensation Committee, together with the other independent directors, conducts an annual performance review of the Chairman and Chief Executive Officer, assessing FedEx's financial and non-financial performance and the quality and effectiveness of Mr. Smith's leadership. In addition, the Nominating & Governance Committee oversees the processes by which Mr. Smith is evaluated.

The Board believes that FedEx's Corporate Governance Guidelines, which are available on the FedEx Web site, help ensure that strong and independent directors will continue to play the central oversight role necessary to maintain FedEx's commitment to the highest quality corporate governance. Pursuant to these governance principles, non-management Board members meet at regularly scheduled executive sessions without management present in conjunction with each in-person Board meeting. The Chairwoman of the Nominating & Governance Committee presides over these meetings and may also be designated to preside at any Board or stockholder meeting. Consistent with our philosophy of empowering each member of our Board of Directors, each Board member is encouraged to suggest the inclusion of items on the agenda for Board meetings or raise subjects that are not on the agenda for that meeting. In addition, each Board member has complete and open access to any member of management and to the chairman of each Board committee for the purpose of discussing any matter related to the work of such committee. Lastly, the Board and each Board committee have the authority to retain independent legal, financial and other advisors as they deem appropriate. See "Corporate Governance Matters — Board Leadership Structure" on page 10 for more information on our governance practices.

FedEx disagrees with the proponent's assertions in the supporting statement. As discussed under the heading "Compensation Discussion and Analysis," a significant portion of FedEx's executive compensation program consists of variable, at-risk components that are directly dependent upon the achievement of pre-established corporate financial goals or stock price appreciation. The proponent takes issue with Mr. Smith's stock option grants and his exercise of previously granted stock options, but neglects to mention that the options he exercised in fiscal years 2007, 2008, 2009 and 2010 were nearing their expiration date (granted in fiscal years 1998, 1999, 2000 and 2001, respectively) and that our options yield value if and only if our stock price appreciates, which benefits all investors. Moreover, Mr. Smith does not receive restricted stock grants. The proponent also fails to acknowledge that Mr. Smith's base salary was reduced by 20% in January 2009 as he led the company through the recent global recession.

Finally, the proponent has again selectively referred to certain lawsuits and other proceedings concerning FedEx Ground, as it did with substantially similar and unsuccessful proposals the last four years. These references are irrelevant to the question of whether shareholders are best served by having combined or separate CEO and Chair positions, and are also incomplete and clearly self-serving in their descriptions, and we believe indicate a narrow interest not shared by all shareholders. Our Board of Directors has reviewed FedEx Ground's independent contractor model and closely monitors the status of these proceedings. The independent contractor model has been in place since the inception of the company as RPS in 1985, was in place at the time we acquired Caliber System, Inc. in January 1998, and throughout FedEx Ground's history has been upheld by numerous agencies and courts, including United States federal courts. The currently pending material litigation and other proceedings have been described in detail in FedEx's SEC filings, and we intend to vigorously defend ourselves in these proceedings. Recent court decisions significantly improve the likelihood that our independent contractor model will be upheld. We will continue to monitor these issues, and to make changes to our relationships with independent contractors, as may be appropriate. FedEx Ground's use of independent contractors is well suited to the needs of the ground delivery business and its customers, which is reflected by FedEx Ground's strong growth and outstanding service.

In sum, the Board believes that FedEx and its stockholders have been and continue to be well served by having Mr. Smith serve as both Chairman of the Board and Chief Executive Officer. The current leadership model, when combined with the current composition of the Board and the other elements of our governance structure, strikes an appropriate balance between strong and consistent leadership and independent and

Change to page 78:

The Board believes that FedEx's Corporate Governance Guidelines, which are available on the FedEx Web site, help ensure that strong and independent directors will continue to play the central oversight role necessary to maintain FedEx's commitment to the highest quality corporate governance. Pursuant to these governance principles, non-management Board members meet at regularly scheduled executive sessions without management present in conjunction with each in-person Board meeting. The ~~Chairman~~ Chairwoman of the Nominating & Governance Committee presides over these meetings and may also be designated to preside at any Board or stockholder meeting. Consistent with our philosophy of empowering each member of our Board of Directors, each Board member is encouraged to suggest the inclusion of items on the agenda for Board meetings or raise subjects that are not on the agenda for that meeting. In addition, each Board member has complete and open access to any member of management and to the chairman of each Board committee for the purpose of discussing any matter related to the work of such committee. Lastly, the Board and each Board committee have the authority to retain independent legal, financial and other advisors as they deem appropriate. See "Corporate Governance Matters – Board Leadership Structure" on page 9 for more information on our governance practices.

effective oversight of FedEx's business and affairs. This proposal is clearly an attempt by the proponent to advance its own self-interest, which is inconsistent with the best interests of FedEx and its stockholders as a whole. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 7 — STOCKHOLDER PROPOSAL: EXECUTIVES TO RETAIN SIGNIFICANT STOCK

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner of 100 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"7 – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding this policy before our 2012 annual meeting of shareholders.

As a minimum this proposal asks for a retention policy going forward, although the preference is for immediate implementation to the fullest extent possible.

Shareholders recommend that our executive pay committee adopt a percentage of at least 50% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library (TCL) http://www.thecorporatelibrary.com, an independent research firm, rated our company "D," with "High Concern" in executive pay" and "High" in Overall Governance Risk Assessment.

Six directors had long-tenure of 12 to 39 years: Shirley Ann Jackson, James Barksdale, Paul Walsh, Joshua Smith, J.R. Hyde and Frederick Smith – our Chairman and CEO. This raised concerns about board independence.

And the selection of new directors is potentially disturbing. David Steiner, our newest director and assigned to our Audit Committee, still did not own any stock and already received our third highest negative votes. Mr. Steiner's negative votes were only exceeded by Shirley Ann Jackson and Steven Loranger. And Directors Jackson and Loranger were allowed to constitute at least 50% of the membership of our Executive Pay and Nomination Committees. Ms. Jackson was also over-committed – serving on 15 committees at five different public company boards.

The third member of our Executive Pay Committee was Susan Schwab, who was a "Flagged [Problem] Director" according to The Corporate Library due to her involvement with the bankrupt Calpine Corporation.

Regarding FedEx executive pay, the portion based on individual performance under the fiscal 2011 annual incentive pay plan will no longer be contingent upon the achievement of corporate financial performance objectives. Moreover, the Executive Pay Committee had the discretion to increase an executive's bonus. In addition, our executive long-term incentive program provided a cash payment for a three-year performance period based on a single performance measure. Taken together, these facts suggested that executive pay practices were not aligned with shareholders' interests according to The Corporate Library.

We also had no shareholder right to proxy access, no cumulative voting, no independent board chairman or even a lead director, no right to call a special shareholder meeting and no shareholder written consent. The 2010 written consent proposal received our 51%-support.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices: **Executives To Retain Significant Stock – Yes on 7."**

Board of Directors' Statement in Opposition

The Board of Directors and its Compensation and Nominating & Governance Committees have considered this proposal and concluded that it is unnecessary and not in the best interests of our stockholders.

As discussed in the "Compensation Discussion and Analysis" beginning on page 26, we believe that long-term performance is the most important measure of our success, as we manage FedEx's operations and business for the long-term benefit of stockholders. Accordingly, not only is our executive compensation program weighted towards variable, at-risk pay components, but we emphasize incentives that are dependent upon long-term corporate performance and stock price appreciation. These incentives include a long-term incentive cash compensation program and equity awards (stock options and restricted stock), which comprise a significant portion of an executive's total compensation. These incentives are designed to motivate and reward our executives for achieving long-term corporate financial performance goals and maximizing long-term stockholder value.

Our executive compensation program is carefully designed to encourage and promote long-term stockholder returns and significant ownership of FedEx stock by our executives. We award stock options and restricted stock to create and maintain a long-term economic stake in the company for the executives, thereby directly aligning their interests with the interests of our stockholders. Our equity compensation program has effectively encouraged FedEx executives to own and retain FedEx stock, while creating a direct link between their compensation and long-term stockholder returns.

In order to further encourage stock ownership by FedEx's senior officers and to strengthen the alignment of their interests with the interests of our stockholders, the Board of Directors has adopted a stock ownership goal for senior officers, which is included in our Corporate Governance Guidelines. Our stock ownership goal for executive officers is that within four years after being appointed to his or her position, each executive own FedEx shares at a multiple of his or her annual base salary (5x for the Chairman of the Board, President and Chief Executive Officer, and 3x for the other executive officers). Because the stock ownership goal is based on a multiple of base salary, an executive will need to own more shares as his or her base salary increases in order to meet the goal.

As of August 1, 2011, each FedEx executive officer exceeded the stock ownership goal. Our stock ownership goal has effectively promoted meaningful and significant stock ownership by FedEx executives.

Furthermore, your Board of Directors believes that the retention policy set forth in this proposal of 50% of net after-tax holdings could significantly hinder FedEx's ability to retain and attract highly qualified executives. In particular, by requiring the retention of half of the FedEx stock received for two years after termination of employment, executives who have been successful in enhancing stockholder value may choose to leave FedEx or retire earlier than they otherwise would in order to be able to share in the value they helped create. The proposal would effectively require a "lock-up" on almost half of an executive's stock, and would directly undermine the effectiveness of our compensation program to retain and attract highly qualified and effective executives and to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders.

In sum, your Board of Directors believes that FedEx's existing programs and policies effectively facilitate significant stock ownership by executives and ensure that their interests are aligned with those of our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

PROPOSAL 8 — STOCKHOLDER PROPOSAL: POLITICAL CONTRIBUTIONS REPORT

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the Comptroller of the City of New York, 1 Centre Street, New York, New York 10007-2341, as custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System, the beneficial owner of 955,578 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"**Resolved,** that the shareholders of FedEx Corporation ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:
    a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and
    b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of FedEx, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

FedEx contributed at least $3.3 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform."

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption would not be in the best interests of our stockholders.

The Board believes it is in the best interests of our stockholders for FedEx to be an effective participant in the political process. We are subject to extensive regulation at the federal and state levels and are involved in a number of legislative initiatives in a broad spectrum of policy areas that can have an immediate and dramatic effect on our operations. We promote legislative and regulatory actions that further the business objectives of FedEx and attempt to protect FedEx from unreasonable, unnecessary or burdensome legislative or regulatory actions at all levels of government. As more fully described in our policy regarding political contributions (which is available on the FedEx Web site at *http://ir.fedex.com/governance/contributions.cfm*), we actively participate in the political process with the ultimate goal of promoting and protecting the economic future of FedEx and our stockholders and employees.

An important part of participating effectively in the political process is making prudent political contributions — but only where permitted by applicable law. Political contributions of all types are subject to extensive governmental regulation and public disclosure requirements, and FedEx is fully committed to complying with all applicable campaign finance laws. For example, corporate contributions are subject to certain limitations at the federal level, and we make none. While some states allow corporate contributions to candidates or political parties, it is FedEx's policy not to make such contributions. FedEx also does not make corporate contributions to groups organized under section 527 of the Internal Revenue Code, except to the organizational committees of the Democratic and Republican national party conventions and the annual Democratic and Republican Governor's conferences. These limited corporate political contributions are approved by the Corporate Vice President of Government Affairs, in consultation with appropriate members of FedEx senior management. The Executive Vice President and General Counsel provides periodic updates to the Board of Directors on FedEx's political activities, including corporate contributions. As a result of these policies and mandatory public disclosure requirements, the Board has concluded that ample public information exists regarding FedEx's political contributions to alleviate the concerns cited in this proposal.

FedEx also provides an opportunity for its employees to participate in the political process by joining FedEx's non-partisan political action committee ("FedExPAC"). FedExPAC allows our employees to pool their financial resources to support federal, state and local candidates, political party committees and political action committees. The political contributions made by FedExPAC are funded entirely by the voluntary contributions of our employees. No corporate funds are used. A committee composed of appropriate members of FedEx senior management decides which candidates, campaigns and committees FedExPAC will support based on a nonpartisan effort to advance and protect the interests of FedEx and our stockholders and employees. Moreover, FedExPAC's activities are subject to comprehensive regulation by the federal government, including detailed disclosure requirements, which include monthly reports with the Federal Election Commission. These reports are publicly available and include an itemization of FedExPAC's receipts and disbursements, including any political contributions.

Our participation in the political process is designed to promote and protect the economic future of FedEx and our stockholders and employees, and we make political contributions and maintain memberships with a variety of trade associations expressly for that purpose. We have in place effective reporting and compliance procedures to ensure that our political contributions are made in accordance with applicable law and we closely monitor the appropriateness and effectiveness of the political activities undertaken by the most significant trade associations in which we are a member.

Finally, the Board believes that the expanded disclosure requested in this proposal could place FedEx at a competitive disadvantage by revealing its strategies and priorities. Because parties with interests adverse to FedEx also participate in the political process to their business advantage, any unilateral expanded disclosure could benefit those parties while harming the interests of FedEx and our stockholders. The Board believes that any reporting requirements that go beyond those required under existing law should be applicable to all participants in the process, rather than FedEx alone (as the proponent requests).

In short, we believe that this proposal is duplicative and unnecessary, as a comprehensive system of reporting and accountability for political contributions already exists. If adopted, the proposal would apply only to FedEx and to no other company and would cause FedEx to incur undue cost and administrative burden, as well as competitive harm, without commensurate benefit to our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THIS PROPOSAL.

OTHER MATTERS

We are not aware of any other matters to be conducted at the meeting. FedEx's Bylaws require stockholders to give advance notice of any proposal intended to be presented at the annual meeting. The deadline for this notice has passed and we did not receive any proposals that met the requirements under our Bylaws. If any other matter properly comes before the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

ADDITIONAL INFORMATION

Proxy Solicitation

FedEx will bear all costs of this proxy solicitation. In addition to soliciting proxies by this mailing, our directors, officers and regular employees may solicit proxies personally or by mail, telephone, facsimile or other electronic means, for which solicitation they will not receive any additional compensation. FedEx will reimburse brokerage firms, custodians, fiduciaries and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request. FedEx has retained Morrow & Co., LLC, 470 West Ave., Stamford, CT 06902, to assist in the solicitation of proxies for a fee of $12,500 plus reimbursement of certain disbursements and expenses.

Householding

We have adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery will receive only one copy of this proxy statement and the 2011 Annual Report to Stockholders, unless contrary instructions have been received from one or more of these stockholders. This procedure will reduce our printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of our annual report and proxy statement, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of our annual report and proxy statement for your household, please contact our transfer agent, Computershare Trust Company, N.A. (in writing: P.O. Box 43069, Providence, Rhode Island 02940-3069; by telephone: in the U.S. or Canada, 1-800-446-2617; outside the U.S. or Canada, 1-781-575-2723).

If you participate in householding and wish to receive a separate copy of this proxy statement and the 2011 Annual Report, or if you do not wish to participate in householding and prefer to receive separate copies of future annual reports and proxy statements, please contact Computershare as indicated above. A separate copy of this proxy statement and the 2011 Annual Report will be delivered promptly upon request.

Beneficial owners of shares held in street name can request information about householding from their banks, brokerage firms or other holders of record.

Stockholder Proposals for 2012 Annual Meeting

Stockholder proposals intended to be presented at FedEx's 2012 annual meeting must be received by FedEx no later than April 17, 2012, to be eligible for inclusion in FedEx's proxy statement and form of proxy for next year's meeting. Proposals should be addressed to FedEx Corporation, Attention: Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph), but is instead sought to be presented directly at the 2012 annual meeting, including nominations of director candidates, FedEx's Bylaws require stockholders to give advance notice of such proposals. The required notice, which must include the information and documents set forth in the Bylaws, must be given no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting. Accordingly, with respect to our 2012 annual meeting of stockholders, our Bylaws require notice to be provided to FedEx Corporation, Attention: Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120, as early as May 29, 2012, but no later than June 28, 2012. Except as otherwise provided by law, the chairman of the meeting will declare out of order and disregard any nomination or other business proposed to be brought before the meeting by a stockholder that is not made in accordance with our Bylaws.

By order of the Board of Directors,



CHRISTINE P. RICHARDS
Executive Vice President, General Counsel and Secretary

Appendix A

Companies in Executive Compensation Comparison Survey Group

3M Company
7-Eleven, Inc.
Abbott Laboratories
Accenture Ltd
Alcatel-Lucent
Alcoa Inc.
American Airlines Publishing
American Broadcasting Company
AMR Corporation
Anheuser-Busch Companies, Inc.
Apple Inc.
AstraZeneca PLC
BAE Systems plc
Bayer AG
Bayer CropScience
Bayer MaterialScience
Best Buy Co., Inc.
The Boeing Company
Bristol-Myers Squibb Company
Bunge Limited
Caterpillar Inc.
Chrysler Group LLC
CHS Inc.
Cisco Systems, Inc.
CITGO Petroleum Corporation
The Coca-Cola Company
Coca-Cola Enterprises, Inc.
Comcast Cable Communications, Inc.
Comcast Corporation
Continental AG (Automotive Group)
Deere & Company
Dell Inc.
Delta Air Lines, Inc.
Direct Energy
Disney Publishing Worldwide
The Dow Chemical Company
Dow Jones & Company
E. I. du Pont de Nemours and Company
Eli Lilly and Company
Emerson Electric Co.
The Engineered Products Company
Evonik Degussa Corporation
Express Scripts, Inc.
Fairchild Controls Corporation
Fluor Corporation
Fox Networks Group, Inc.
Genetech, Inc.
General Dynamics Corporation
GlaxoSmithKline plc
Google Inc.
Grupo Ferrovial, S.A.
Hannaford Bros. Co.
HCA Inc.
Hess Corporation
Hoffman-La Roche Inc.
Home Box Office Inc.
Honeywell International Inc.
Ikon Office Solutions, Inc.
Ingram Micro Inc.
Intel Corporation
International Paper Company
Johnson & Johnson
Johnson Controls, Inc.
Kaiser Foundation Health Plan, Inc.
KPMG LLP
Kraft Foods Inc.
Lafarge North America Inc.
Lockheed Martin Corporation
Lowe's Companies, Inc
Lyondell Chemical Company
Macy's, Inc.
Manpower Inc.
Mars, Incorporated
McDonald's Corporation
Medco Health Solutions, Inc.
MedImmune, LLC
Merck & Co., Inc.
Microsoft Corporation
Mitsubishi Nuclear Energy Systems
Motorola, Inc.
Murphy Oil Corporation
National Starch LLC
Northrop Grumman Corporation
Novartis AG
Novartis Consumer Health, Inc.
Occidental Petroleum Corporation
PepsiCo, Inc.
Pfizer Inc.
Philip Morris International Inc.
Philips Healthcare
Pioneer Hi-Bred International, Inc.
Raytheon Company
Rio Tinto plc
Roche Diagnostics Corporation
Sanofi-Aventis
Sanofi Pasteur
Schlumberger Limited
Schneider Electric SA
Sears Holdings Corporation
Siemens AG

Sodexo
Sprint Nextel Corporation
Staples, Inc.
The Stop & Shop Companies, Inc.
Sunoco, Inc.
SUPERVALU INC.
Target Corporation
Tech Data Corporation
Tesoro Corporation
Time Inc.
Time Warner Inc.
TUI Travel PLC
Turner Broadcasting System, Inc.
Twentieth Century Fox Film Corporation
Tyco International Ltd.
Tyson Foods, Inc.
Unilever N.V.
United Air Lines, Inc.
United Parcel Service, Inc.
United States Steel Corporation
United Technologies Corporation
Volvo Group North America
The Walt Disney Company
Warner Bros. Entertainment, Inc.
Wm. Wrigley Jr. Company
Wyeth

Appendix B

FedEx Corporation Amended and Restated Bylaws — Board-Approved Amendments to Provisions Regarding Special Meetings of Stockholders

ARTICLE II. MEETINGS OF STOCKHOLDERS

Section 5. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the chairman of the board and chief executive officer and shall be called by the chairman of the board and chief executive officer or secretary at the request in writing of a majority of the board of directors. Such request shall state the purpose or purposes of the proposed meeting.

Text of amendment to Section 5, which will be effective only upon approval by the stockholders of the amendment to Article Twelfth of FedEx's Second Amended and Restated Certificate of Incorporation as described in the attached proxy statement, is as follows:

In addition, special meetings of the stockholders shall be called by the chairman of the board and chief executive officer or the secretary following receipt by the secretary of a written request for a special meeting of stockholders (a "Special Meeting Request") from the holders of shares representing at least 20% of the outstanding shares of the corporation entitled to vote (the "Requisite Holders") if such Special Meeting Request complies with the requirements set forth in this Section and all other requirements of this Section are met. However, notwithstanding the foregoing or any other provision in this Section, outstanding shares of the corporation that are subject to Hedging Transactions (as defined in Section 12 of this Article II) shall not under any circumstance be included toward the required 20% threshold, and thus, stockholders owning stock of the corporation that is subject to Hedging Transactions shall not be considered Requisite Holders with respect to such stock. The board of directors shall determine, in its sole discretion, whether all such requirements of this Section have been satisfied, and such determination shall be binding on the corporation and its stockholders.

If a Special Meeting Request complies with this Section, the board of directors shall determine the record date (in accordance with Section 4 of Article VII herein), place (if any), date and time of the special meeting of stockholders requested in such Special Meeting Request; provided, however, that the date of any such special meeting shall not be more than 90 days after the secretary's receipt of the properly submitted Special Meeting Request. Notwithstanding the foregoing, the board of directors may (in lieu of calling the special meeting of stockholders requested in such Special Meeting Request) present an identical or substantially similar item (as determined in good faith by the board of directors, a "Similar Item") for stockholder approval at any other meeting of stockholders that is held no more than 90 days after the secretary receives such Special Meeting Request. The nomination, election, or removal of directors shall always be deemed a "Similar Item" with respect to all items of business involving the nomination, election, or removal of directors, changing the size of the board of directors and filling of vacancies or newly created directorships resulting from any increase in the authorized number of directors.

A Special Meeting Request must be delivered by hand, by registered U.S. mail (return receipt requested), or by courier service to the attention of the secretary at the principal executive offices of the corporation. A Special Meeting Request shall only be valid if it is signed and dated by each of the Requisite Holders (or their duly authorized agents) and if such request includes:

(a) a statement of the specific purpose or purposes of the special meeting of stockholders, the matter or matters proposed to be acted on at the special meeting of stockholders, and the reasons for conducting such business at the special meeting of stockholders;

(b) a statement of any material interest of each such Requisite Holder and the beneficial owners, if any, on whose behalf the Special Meeting Request is being made in the business proposed to be conducted at the special meeting of stockholders;

(c) the text of any business, proposed resolution or amendment to the bylaws, certificate of incorporation, or any other corporate document to be considered at the special meeting of stockholders;

(d) any other information which may be required pursuant to these bylaws, including but not limited to such information, if applicable, which shall be set forth in a stockholder's notice required by Section 12 of this Article, or which may be required to be disclosed under the General Corporation Law of the State of Delaware;

(e) the name and address (as they appear on the corporation's books, in the case of stockholders of record) of each Requisite Holder and the date of each such Requisite Holder's signature (or authorized agent's signature);

(f) the class, if applicable, and the number of shares of the corporation's stock that are owned of record or beneficially by each such Requisite Holder and documentary evidence of such record or beneficial ownership, and the number of any such owned shares of the corporation's stock subject to Hedging Transactions and a representation that all other shares of the corporation's stock owned by such Requisite Holder are not subject to Hedging Transactions;

(g) a representation that one or more of the Requisite Holders intend to appear in person or by proxy at the special meeting of stockholders to propose the business to be conducted at the special meeting of stockholders;

(h) if any Requisite Holder intends to solicit proxies with respect to any business to be conducted at the special meeting of stockholders, a representation to that effect;

(i) if a purpose of the special meeting of stockholders is the election of one or more directors, all information that would be required to be included in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

(j) an undertaking by the Requisite Holders to notify the corporation in writing of a change in the information called for by clauses (b) and (f) as of the record date for such special meeting of stockholders, by notice received by the secretary in the same manner as the Special Meeting Request not later than the 10th day following such record date, and after the record date by notice so given and received within two business days of any change in such information and, in any event, as of the close of business on the day preceding the special meeting date; and

(k) an acknowledgement that any reduction in percentage stock ownership of the Requisite Holders below the 20% threshold following delivery of the Special Meeting Request to the secretary shall constitute a revocation of such Special Meeting Request.

In addition, the Requisite Holders and the beneficial owners, if any, on whose behalf the Special Meeting Request is being made shall promptly provide any other information reasonably requested by the corporation.

A Special Meeting Request shall not be valid (and thus the special meeting of stockholders requested pursuant to the Special Meeting Request will not be held) if (a) the Special Meeting Request relates to an item of business that is not a proper subject for stockholder action under applicable law; (b) a Similar Item was presented at any meeting of stockholders held within 90 days prior to receipt by the corporation of such Special Meeting Request; (c) a Similar Item is included in the corporation's notice as an item of business to be brought before a stockholder meeting that has been called but not yet held; (d) the Special Meeting Request is received by the corporation during the period commencing 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders and ending on the date of the current year's annual meeting of stockholders; or (e) the Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Exchange Act. For purposes of this paragraph, the date of delivery of the Special Meeting Request shall be the first date on which a valid Special Meeting Request in which Requisite Holders representing at least 20% of the outstanding shares of the corporation entitled to vote in accordance with this Section are participating has been delivered to the corporation.

Only matters that are stated in the Special Meeting Request shall be brought before and acted upon during the special meeting of stockholders called according to the Special Meeting Request; provided, however, that nothing herein shall prohibit the board of directors from submitting any matters to the stockholders at any special meeting of stockholders called by the stockholders pursuant to this Section. If a valid Special Meeting Request is received by the secretary subsequent to the receipt of another valid Special Meeting Request and before the date of the corresponding special meeting of stockholders, all items of business contained in such Special Meeting Requests may be presented at one special meeting of stockholders. If two or more special meetings of the stockholders called pursuant to the request of stockholders pursuant to this Section have been held within the 12-month period before a Special Meeting Request is received by the secretary, the board of directors may in its discretion, determine not to call or hold such requested special meeting of stockholders.

Requisite Holders may revoke a Special Meeting Request by written revocation delivered to the corporation at any time prior to the special meeting of stockholders; provided, however, the board of directors shall have the sole discretion to determine whether or not to proceed with the special meeting of stockholders following such written revocation. Additionally, a Requisite Holder whose signature (or authorized agent's signature) appears on a Special Meeting Request may revoke such Requisite Holder's participation in a Special Meeting Request at any time by written revocation delivered to the secretary in the same manner as the Special Meeting Request and if, following any such revocation, the remaining Requisite Holders participating in the Special Meeting Request do not represent at least 20% of the outstanding shares of the corporation entitled to vote in accordance with this Section, the Special Meeting Request shall be deemed revoked. Likewise, any reduction in percentage stock ownership of the Requisite Holders below the 20% threshold following delivery of the Special Meeting Request to the secretary shall be deemed to be revocation of the Special Meeting Request.

If none of the Requisite Holders appears or sends a representative to present the business or nomination submitted by the stockholders in the Special Meeting Request to be conducted at the special meeting of stockholders, the corporation need not conduct any such business or nomination for a vote at such special meeting of stockholders.

(Note: For purposes of the above amendment, "Hedging Transaction" is defined in the Bylaws as any hedging or other transaction or series of transactions that has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights and any borrowing or lending of shares) that has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, the stockholder or the beneficial owner with respect to any share of stock of the corporation.)

Deletion of second sentence of Section 11 will be effective only upon approval by the stockholders of the amendment to Article Twelfth of FedEx's Second Amended and Restated Certificate of Incorporation as described in the attached proxy statement:

Section 11. Action Without a Meeting. Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. ~~Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the common stock of the corporation as to dividends or upon liquidation, special meetings of stockholders of the corporation may be called only by the board of directors pursuant to a resolution approved by a majority of the entire board of directors.~~



Corporation

IMPORTANT ANNUAL MEETING INFORMATION

Annual Meeting Admission Ticket

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m. Eastern time on September 25, 2011.



Vote by Internet

- Log on to the Internet and go to **www.investorvote.com**
- Follow the steps outlined on the secured Web site.



Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. 

Annual Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A The Board of Directors recommends a vote FOR each of the listed nominees, FOR Proposals 2, 3 and 4 and for every 1 Year on Proposal 5.

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1. Election of Directors:

Nominee	For	Against	Abstain	Nominee	For	Against	Abstain	Nominee	For	Against	Abstain
01 - James L. Barksdale	☐	☐	☐	02 - John A. Edwardson	☐	☐	☐	03 - Shirley Ann Jackson	☐	☐	☐
04 - Steven R. Loranger	☐	☐	☐	05 - Gary W. Loveman	☐	☐	☐	06 - R. Brad Martin	☐	☐	☐
07 - Joshua Cooper Ramo	☐	☐	☐	08 - Susan C. Schwab	☐	☐	☐	09 - Frederick W. Smith	☐	☐	☐
10 - Joshua I. Smith	☐	☐	☐	11 - David P. Steiner	☐	☐	☐	12 - Paul S. Walsh	☐	☐	☐

Proposal	For	Against	Abstain
2. Approval of amendment to Certificate of Incorporation in order to allow stockholders to call special meetings.	☐	☐	☐
3. Ratification of independent registered public accounting firm.	☐	☐	☐
4. Advisory vote on executive compensation.	☐	☐	☐

Proposal	1 Yr	2 Yrs	3 Yrs	Abstain
5. Advisory vote on the frequency of future advisory votes on executive compensation.	☐	☐	☐	☐

B The Board of Directors recommends a vote AGAINST Proposals 6, 7 and 8.

Proposal	For	Against	Abstain
6. Stockholder proposal regarding independent board chairman.	☐	☐	☐
7. Stockholder proposal requiring executives to retain significant stock.	☐	☐	☐
8. Stockholder proposal regarding political contributions report.	☐	☐	☐

PLEASE DATE AND SIGN IN SECTION D ON THE REVERSE SIDE.

Admission Ticket

FedEx Corporation
Annual Meeting of Stockholders
Monday, September 26, 2011
10:00 a.m. local time
FedEx World Technology Center
Auditorium
50 FedEx Parkway, Collierville, TN 38017

If you wish to attend the annual meeting in person, you will need to bring this Admission Ticket with you.

Please present this Admission Ticket and a valid government-issued photo identification (such as a driver's license or a passport) for admission to the meeting.

Security measures will be in place at the meeting to help ensure the safety of attendees. Metal detectors similar to those used in airports will be located at the entrance to the meeting room and briefcases, handbags and packages will be inspected. No cameras or recording devices of any kind, or signs, placards, banners or similar materials, may be brought into the meeting. Anyone who refuses to comply with these requirements will not be admitted.

This Admission Ticket is not transferable.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy Solicited on Behalf of the Board of Directors of FedEx Corporation for the Annual Meeting of Stockholders, September 26, 2011

The undersigned hereby constitutes and appoints Christine P. Richards and Alan B. Graf, Jr., and each of them, his or her true and lawful agents and proxies, each with full power of substitution, to represent the undersigned and to vote all of the shares of FedEx Corporation common stock of the undersigned at the Annual Meeting of Stockholders of FedEx to be held in the auditorium at the FedEx World Technology Center, 50 FedEx Parkway, Collierville, Tennessee 38017, on Monday, September 26, 2011, at 10:00 a.m. local time, and at any postponements or adjournments thereof, on Proposals 1 through 8 as specified on the reverse side hereof (with discretionary authority under Proposal 1 to vote for a substitute nominee if any nominee is unable to stand for election) and on such other matters as may properly come before said meeting. *This card also constitutes voting instructions for any shares held for the undersigned in any benefit plan of FedEx Corporation or its subsidiaries. If you wish to instruct a plan trustee or record holder on the voting of shares held in your account, your instructions must be received by September 21, 2011. If no direction is given, the plan trustee will vote the shares held in your account in the same proportion as votes received from other plan participants.*

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This proxy when properly executed will be voted as specified by you. If no direction is made, this proxy will be voted (and voting instructions given) FOR each of the director nominees, FOR Proposals 2, 3 and 4, for every "1 YEAR" on Proposal 5, and AGAINST Proposals 6, 7 and 8. The Board of Directors recommends that you vote FOR each of the director nominees, FOR Proposals 2, 3 and 4, for every "1 YEAR" on Proposal 5, and AGAINST Proposals 6, 7 and 8. In their discretion, the proxy holders are authorized to vote on such other matters as may properly come before the meeting or any postponements or adjournments thereof.

You are encouraged to specify your choices by marking the appropriate boxes on the reverse side, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. Ms. Richards and Mr. Graf cannot vote your shares unless you sign, date and return this card or vote on the Internet or by telephone.

If you vote by the Internet or telephone, please DO NOT mail back this proxy card. If you wish to attend the annual meeting in person, however, you will need to bring the Admission Ticket attached to this proxy card with you.

NOTE: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you electronically. We strongly encourage you to enroll in electronic delivery. It is a cost-effective way for us to send you proxy materials and annual reports.

C Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Mark this box if you would like your name to be disclosed with your vote and comments, if any. ☐

D Authorized Signatures — This section must be completed for your vote to be counted — Date and Sign Below.

The signer hereby revokes all proxies previously given by the signer to vote at said meeting or at any postponements or adjournments thereof.

NOTE: Please sign exactly as name appears on this card. Joint owners should each sign. When signing as attorney, officer, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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